Exhibit 99.8

Rio Tinto

Annual report 2008

Focusing on our strengths

Rio Tinto 2008 Annual report

Rio Tinto
2008

Rio Tinto is a leading international business
involved in each stage of metal and mineral production. The Group combines Rio Tinto plc, which is listed on the London Stock Exchange, and Rio Tinto Limited, which is listed on the Australian Securities Exchange. We aim to operate as a seamless organisation that maximises the benefits of standard and shared approaches for every activity.
We find, mine and process the Earth’s mineral resources
that fulfil vital consumer needs and improve world living standards. We produce aluminium, copper, diamonds, coal, iron ore, uranium, gold and industrial minerals (borates, titanium dioxide, salt, talc). With production mainly in Australia and North America, we operate in more than 50 countries and employ about 106,000 people.
We promote health, safety, and sustainable development
wherever Rio Tinto operates. The health and safety of our employees, and a contribution to sustainable development, are key priorities. We work as closely as possible with host countries and communities, respecting their laws and customs and ensuring a fair share of benefits and opportunities.
The Group’s objective is to maximise its value
and the long term return delivered to shareholders by finding, mining and processing natural resources across the globe. Our proven strategy to achieve this goal is to invest in large, long term, cost competitive mines and businesses.

Rio Tinto’s shareholder documents are
available on the website, www.riotinto.com

The Annual report, the Full financial statements and Auditor’s report comply with the Australian and UK reporting requirements.

Front cover image: Rio Tinto’s Gove bauxite
operations in Australia.

They can also be obtained free of charge from the Companies’ registrars whose contact details can be found on page 180. Some shareholders prefer to receive the Summary financial statements which do not allow as full an understanding of the Group.

Highlights
Record underlying EBITDA* of US$22,317 million, 60 per cent
above 2007
EBITDA* of US$23,870 million was
75 per cent higher than 2007
Record underlying earnings* of US$10,303 million, 38 per cent above 2007
Net earnings* were US$3,676 million,
50 per cent below 2007
Cash flow from operations up
64 per cent to a record of
US$20,668 million
Annual production records set for
iron ore, bauxite, alumina, on a
like for like basis
Record net capital expenditure of
US$8.5 billion, a 71 per cent rise
over 2007
Ordinary dividend for the 2008
year maintained at 136 US cents

*	Net earnings and underlying earnings relate to profit attributable to equity shareholders of Rio Tinto. Underlying earnings is defined on page 23 and is reconciled to net earnings on page 34. EBITDA is earnings before interest, taxes, depreciation and amortisation. Underlying EBITDA excludes the same items that are excluded from underlying earnings. EBITDA and underlying EBITDA are reconciled to the income statement in the “Financial information by business unit” section of the 2008
Full financial statements.
Pages 4 to 105 form the Business review required
by Section 417 of the UK Companies Act 2006.

Rio Tinto 2008 Annual report      1

World leading assets

Cautionary statement about forward looking statements
This document contains certain forward looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. The words "intend", "aim", "project", "anticipate", "estimate", "plan", "believes", "expects", "may", "should", "will", or similar expressions, commonly identify such forward looking statements.

Examples of forward looking statements in this Annual report and financial statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this document that are beyond the Group's control. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.

In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward looking statements which speak only as at the date of this report. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward looking statements will not differ materially from actual results.

Overview

Iron ore for shipment: Rio Tinto is the second largest supplier to the world's seaborne iron ore trade

Overview

This section contains a description of the business activities of the Group and messages from the chairman and the chief executive

Group overview	4
Product overview	6
Where we operate	8
Chairman's statement	10
Chief executive's message	12
Recent developments	14
Selected financial data	17

Group overview
Rio Tinto’s organisational structure is designed to facilitate a clear focus on the Group’s objective.
The structure comprises, primarily, four product groups and two business support groups.

Product groups

Aluminium Products: Bauxite, alumina, aluminium metal	The Aluminium product group, Rio Tinto Alcan, is one of the world’s largest producers of bauxite, alumina and aluminium, benefiting from a sustainable, low cost energy supply. It operates mainly in Canada and Australia, with interests in Europe, New Zealand, Africa, South America and the US. The group is organised into four business units, Bauxite & Alumina, Primary Metal, Engineered Products and Packaging, the latter two of which are to be divested.	Underlying earnings contribution % *	Number of employees 39,326 Operating assets US$35,730 million Gross sales revenue US$23,839 million Underlying earnings US$1,184 million

Copper & Diamonds Products: Copper in concentrate, refined copper, gold, silver, molybdenum, magnetite, vermiculite, diamonds	The Copper group is a world leader in copper production, comprising Kennecott Utah Copper in the US, and interests in some of the world’s largest copper mines and development projects, including Escondida in Chile, Grasberg in Indonesia, the Resolution and Pebble projects in the US, the Oyu Tolgoi project in Mongolia and the La Granja project in Peru.
	The Diamonds group is a leading supplier of rough diamonds, comprising interests in the Diavik mine in Canada, the Argyle mine in Australia, and the Murowa mine in Zimbabwe, served by a diamond sales office in Belgium.	Underlying earnings contribution % *	Number of employees 8,976 Operating assets US$5,536 million Gross sales revenue US$6,669 million Underlying earnings US$1,758 million

Energy & Minerals Products: Coking and thermal coal, uranium, titanium dioxide feedstock, borates, talc	The Energy group is one of the biggest suppliers in its markets, represented in coal by Rio Tinto Coal Australia and Coal & Allied in Australia, and by Rio Tinto Energy America in the US. It also includes uranium interests in Energy Resources of Australia and the Rössing Uranium mine in Namibia, both among the world’s largest uranium operations.
	The industrial minerals businesses are global leaders in the supply and science of their products, comprising Rio Tinto Minerals, made up of borates and talc operations in the US, South America, Europe and Australia, as well as Rio Tinto Iron & Titanium which has interests in North America, South Africa and Madagascar.	Underlying earnings contribution % *	Number of employees 14,278 Operating assets US$5,639 million Gross sales revenue US$10,998 million Underlying earnings US$2,887 million

Iron Ore Products: Iron ore, pig iron, salt, gypsum	The Iron Ore group is the second largest contributor to the world’s seaborne iron ore trade with interests that comprise Hamersley Iron and Robe River in Australia, Iron Ore Company of Canada, Corumbá in Brazil, and the Simandou, Guinea, and Orissa, India, projects. The group includes the HIsmelt® direct iron making plant in Australia, employing a new, cleaner iron making process developed largely by Rio Tinto. It also includes the Dampier Salt operations at three sites in Western Australia.	Underlying earnings contribution % *	Number of employees 11,109 Operating assets US$7,632 million Gross sales revenue US$16,527 million
Business support groups			Underlying earnings US$6,017 million

Exploration	The Exploration group is organised into five teams based in North America, South America, Australia, Asia and Africa/Europe and a sixth project generation team that searches the world for new opportunities and provides specialised geological, geophysical and commercial expertise to the regional teams.		Number of employees 694

Technology & Innovation	Technology & Innovation has bases in Australia, Canada, the UK and the US. Its role is to identify and promote operational technology best practice across the Group and to pursue step change innovation of strategic importance to the development of orebodies of the future.		Number of employees 351

*	Aggregate product group underlying earnings contribution of 115 per cent is reduced to 100 per cent by negative amounts for Other operations, Other items, Exploration and
Net interest.
Note: The data for Aluminium includes Engineered Products and excludes Packaging.
4     Rio Tinto 2008 Annual report

Rio Tinto
The Rio Tinto Group combines Rio Tinto plc, which is listed on the London Stock Exchange and headquartered in London, and Rio Tinto Limited, which is listed on the Australian Securities Exchange and has executive offices in Melbourne.
     Businesses include open pit and underground mines, mills, refineries and smelters as well as a number of research and service facilities. The Group consists of wholly and partly owned subsidiaries, jointly controlled assets, jointly controlled entities and associated companies, the principal entities being listed in notes 37 to 40 of the 2008 Full financial statements.
     On 31 December 2008, Rio Tinto plc had a market capitalisation of £14.87 billion (US$21.72 billion) and Rio Tinto Limited had a market capitalisation of A$10.86 billion (US$7.66 billion). The Group’s combined market capitalisation in publicly held shares at the end of 2008 was US$29.38 billion.
Operational structure
Rio Tinto’s operational structure is designed to facilitate a clear focus on the Group’s objective. This structure, reflected in this report, is based on the following primary product and business support groups:

•	Aluminium

•	Copper & Diamonds

•	Energy & Minerals

•	Iron Ore

•	Exploration

•	Technology & Innovation
The chief executive of each product group and the global head of each business support group report to the chief executive of Rio Tinto.
Nomenclature and financial data
Rio Tinto plc and Rio Tinto Limited operate as one business organisation, referred to in this report as Rio Tinto, the Rio Tinto Group or, more simply, the Group. These collective expressions are used for convenience only, since both Companies, and the individual companies in which they directly or indirectly own investments, are separate and distinct legal entities.
     “Limited”, “plc”, “Pty”, “Inc”, “Limitada”, “L.L.C.”, “A.S.” or “SA” have generally been omitted from Group company names, except to distinguish between Rio Tinto plc and Rio Tinto Limited. Financial data in United States dollars (US$) is derived from, and should be read in conjunction with, the 2008 Full financial statements. In general, financial data in pounds sterling (£) and Australian dollars (A$) have been translated from the consolidated financial statements and have been provided solely for convenience; exceptions arise where data can be extracted directly from source records. Certain key information has been provided in all three currencies in the 2008 Full financial statements.
     Rio Tinto Group sales revenue, profit before finance items and tax, net earnings and operating assets for 2007 and 2008 attributable to the product groups and geographical areas are shown in notes 31 and 32 to the 2008 Full financial statements. In the Performance section, operating assets and sales revenue for 2007 and 2008 are consistent with the financial information by business unit in the 2008 Full financial statements.
     The tables on pages 108 to 120 show production for 2006, 2007 and 2008 and include estimates of proved and probable ore reserves and mineral resources. Words and phrases, often technical, have been used which have particular meanings; definitions of these terms are in the Glossary on pages 176 to 178. The weights and measures used are mainly metric units; conversions into other units are shown on page 178.
History
Rio Tinto’s predecessor companies were formed in 1873 and 1905. The Rio Tinto Company was formed by investors in 1873 to mine ancient copper workings at Rio Tinto, near Seville in southern Spain. The Consolidated Zinc Corporation was incorporated in 1905 to treat zinc bearing mine waste at Broken Hill, New South Wales, Australia.
     The RTZ Corporation (formerly The Rio Tinto-Zinc Corporation) was formed in 1962 by the merger of The Rio Tinto Company and The Consolidated Zinc Corporation.
     CRA Limited (formerly Conzinc Riotinto of Australia Limited) was formed at the same time by a merger of the Australian interests of The Consolidated Zinc
Corporation and The Rio Tinto Company.
     Between 1962 and 1995, both RTZ and CRA discovered important mineral deposits, developed major mining projects and also grew through acquisition.
     RTZ and CRA were unified in 1995 through a dual listed companies structure. This means the Group, with its common board of directors, is designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies.
     In 1997, the RTZ Corporation became Rio Tinto plc and CRA Limited became Rio Tinto Limited, together known as the
     Rio Tinto Group. Over the past decade, the Group has continued to invest in developments and acquisitions in keeping with its strategy.
     In 2007, Rio Tinto completed an agreed takeover of the Canadian aluminium producer Alcan Inc. in a US$38 billion transaction that transformed the Group’s aluminium product group into the global leader in aluminium. With copper and iron ore, this gave the Group a leading role in the production of the three key metals associated with the growth and urbanisation of China and other developing countries.

Rio Tinto 2008 Annual report      5

Product overview

Bauxite, alumina, aluminium

The mineral bauxite is refined into alumina which is smelted into aluminium metal. Aluminium is one of the most widely used metals from tennis racquets to aircraft. Rio Tinto is a leading global supplier of bauxite, alumina and primary aluminium, with an annual production capacity of 35 million tonnes of bauxite, nine million tonnes of alumina and 4.1 million tonnes of aluminium.

No one can spend a day without using a metal or mineral. In the production and supply of metals and minerals, Rio Tinto is one of the world's most diversified companies. Major products are aluminium, iron ore, copper, molybdenum, coal, uranium, diamonds, gold, borates, titanium dioxide, salt and talc.

Gross revenue by commodity 2008

	US$bn	
Aluminium	23.8	(41.0%)
Coal	7.0	(12.0%)
Copper	4.5	(7.7%)
Diamonds	0.8	(1.4%)
Gold	0.4	(0.7%)
Industrial Minerals	3.0	(5.2%)
Iron Ore	16.2	(27.9%)
Molybdenum	0.7	(1.2%)
Uranium	1.0	(1.7%)
Other	0.7	(1.2%)

Products integral to our way of life

Silver

Silver is a good conductor of electricity and does not corrode. It is used in many electrical and electronic applications and is the principal ingredient of photographic and x-ray film. Silver is also a metal of beauty, used to make lasting products for the home and person. Rio Tinto produces silver as a by-product of its copper production.

Molybdenum

Molybdenum is a metallic element frequently used in alloys with stainless steel and other metals. It enhances the metal's toughness, high temperature strength and corrosion resistance. We produce molybdenum as a by-product from the Kennecott Utah Copper operations.

Gold

Gold has enjoyed a mystique and value unrivalled by other metals. Most gold that is not stored as bullion for investment purposes goes into jewellery. Gold's conductivity and non corrosive properties make it a vital fabrication material in technology, electronics, space exploration and dentistry. We produce gold as a by-product from our copper mines.

Coal

Coal is plentiful, relatively inexpensive, and safe and easy to transport. We are one of the world's largest producers of thermal coal, used for electricity generation in power stations. We also produce higher value coking, or metallurgical, coal which, when treated into coke, is used in furnaces with iron ore to produce steel.

Uranium

Uranium is one of the most powerful natural energy sources known, used in the production of clean, stable, base load electricity. After uranium ore is mined, it is milled into uranium oxide, the mine product that is sent away for further processing into fuel rods for nuclear power stations.

6     Rio Tinto 2008 Annual report

Overview

Iron ore
Iron is the key ingredient in the production of steel, one of the most fundamental and durable products for modern day living, from railways to paperclips. Our mines are located in Australia and Canada.

Copper
About two thirds of copper production is used in electrical applications due to its high conductivity. It helps power our lives, in homes and factories, cars, computers, iPods, phones and equipment. Further major uses are in air conditioning and refrigeration, plumbing and roofing. Rio Tinto produces about five per cent of world mined copper.

Salt
Dampier Salt is the world's largest salt exporter. Salt is one of the basic raw materials for the chemicals industry and is indispensable to a wide array of automotive, construction and electronic products, as well as for water treatment, food and health care.

Talc
Talc is hydrated magnesium silicate and is the softest rock in the world. It is an important ingredient in the manufacture of paper, paints, moulded plastics for cars and other familiar products. Our talc subsidiary Rio Tinto Minerals serves more than 1,000 customers in more than 100 countries.

Gypsum
Gypsum is a key ingredient in wallboard, plaster, cement and is used in agriculture markets. Rio Tinto's Dampier Salt operations at Lake MacLeod, Australia, provide high quality natural gypsum to the markets in Africa, Asia and Australia.

EXECUTIVE PLAZA

Borates
Mineral borates are used in hundreds of products and processes. They are a vital ingredient of many home, garden and beauty care products, and have many automotive applications. They are commonly used in vitreous applications such as fibreglass products and high temperature glasses and enamels. About half of the world's borates come from Rio Tinto's Boron mine in California.

Diamonds
Gem diamonds share the role with gold as a luxury commodity in jewellery. Rio Tinto offers diamond products across a wide range, from the pink, champagne and cognac stones from Argyle in Australia, to the spectacular whites of Diavik in Canada and Murowa in Zimbabwe.

Titanium dioxide
The minerals ilmenite and rutile, together with titanium slag, can be transformed into a white titanium dioxide pigment or titanium metal. The white pigment is a key component in paints, plastics, paper, inks, textiles, food, sunscreen and cosmetics. Titanium metal's key properties of light weight, chemical inertness and high strength make it ideal for use in medical applications and in the aerospace industry.

Sulphuric acid
Sulphuric acid is one of the most important industrial chemicals with a wide range of uses. It is produced as a by-product of Rio Tinto's copper smelting operations at Kennecott Utah Copper.

Rio Tinto 2008 Annual report      7

Where we operate

at February 2009 (wholly owned unless otherwise shown)

38
35
14
70
2
62
1
63
57
51
61
45
29
32
41
44
36
54
57
58
19

17
18
33
67
27
56

North America activities

We produce aluminium, diamonds, iron ore and titanium dioxide feedstock in Canada and thermal coal, copper, borates and talc in the US.

South America activities

We own 30 per cent of the world's largest copper mine, Escondida, in Chile and we are developing the wholly owned La Granja copper project in Peru.

Aluminium group

Aluminium

Operating sites

1 Alma
2 Alouette (40%)
3 Alucam (Edéa) (47%)
4 Anglesey Aluminium (51%)
1 Arvida
5 Awaso (80%)
1 Beauharnois
1 Bécancour (25%)
6 Bell Bay
7 Boyne Island (59%)
8 CBG Sangaredi (23%)
9 Dunkerque
10 Gardanne
11 Gove alumina refinery
12 Gove bauxite mine
1 Grande-Baie
13 ISAL
1 Jonquière (Vaudreuil)
14 Kitimat
1 Laterrière
15 Lochaber
16 Lynemouth
17 Porto Trombetas (MRN) (12%)
7 Queensland Alumina Limited (80%)
18 São Luis (Alumar) (10%)
19 Sebree
1 Shawinigan
20 Sohar (20%)
21 SORAL (50%)
22 St-Jean-de-Maurienne
23 Tiwai Point (79%)
24 Tomago (52%)
25 Weipa
7 Yarwun

Copper & Diamonds group

Copper and gold

Operating sites

26 Bougainville (not operating) (54%)
27 Escondida (30%)
28 Grasberg joint venture (40%)
29 Kennecott Utah Copper
30 Northparkes (80%)
31 Palabora (58%)
32 Rawhide

Projects

33 La Granja
34 Oyu Tolgoi (10%)
35 Pebble (10%)
36 Resolution (55%

Nickel

Projects

52 Eagle
53 Sulawesi

Diamonds

Operating sites

37 Argyle
38 Diavik (60%)
39 Murowa (78%)

Projects

40 Bunder

Rio Tinto's activities span the world

We are strongly represented in Australia, North America and Europe which account for 90 per cent of our assets, and we have significant businesses in South America, Asia, and southern Africa.

Key

○ Mines and mining projects
□ Smelters, refineries and processing plants remote from mine

Rio Tinto has announced its intention to divest both the Packaging and Engineered Products business units. Sites relating to these business units are not shown.

8     Rio Tinto 2008 Annual report

Overview

Australia and Asia activities

Australia is home to our core iron ore and metallurgical coal businesses as well as producing bauxite, alumina, uranium, copper, talc and salt.

Europe, Africa and Middle East activities

In Europe and the Middle East we have aluminium production, in South Africa copper, in Namibia, uranium, and in Madagascar, ilmenite.

Energy & Minerals group

Coal

Operating sites

- 41 Antelope
- 42 Bengalla (30%)
- 43 Blair Athol (71%)
- 44 Colowyo
- 41 Cordero Rojo
- 45 Decker (50%)
- 43 Hail Creek (82%)
- 46 Hunter Valley Operations (76%)
- 41 Jacobs Ranch
- 47 Kestrel (80%)
- 46 Mt Thorley Operations (61%)
- 45 Spring Creek
- 48 Warkworth (42%)

Projects

- 43 Clermont (50%)
- 42 Mt Pleasant (76%)

Uranium

Operating sites

- 49 ERA (68%)
- 50 Rössing (69%)

Projects

- 51 Sweetwater

Borates

Operating sites

- 54 Boron
- 55 Coudekerque Plant
- 56 Tincalayu
- 57 Wilmington Plant

Talc

Operating sites
(only major sites are shown)

- 58 Ludlow
- 59 Talc de Luzenac
- 60 Three Springs
- 61 Yellowstone

Titanium dioxide feedstock

Operating sites

- 62 QIT-Fer et Titane Lac Allard
- 63 QIT-Fer et Titane Sorel Plant
- 64 QIT Madagascar Minerals (80%)
- 65 Richards Bay Minerals (50%)

Lithium

Projects

- 66 Jadar

Iron Ore group

Iron ore

Operating sites

- 67 Corumbá
- 68 Hamersley Iron mines:
  - Brockman
  - Channar (60%)
  - Eastern Range (54%)
  - Hope Downs (50% joint venture)
  - Marandoo
  - Mt Tom Price
  - Nammuldi
  - Paraburdoo
  - Yandicoogina
- 69 HIsmelt® (60%)
- 70 Iron Ore Company of Canada (59%)
- 68 Robe River mines: (53%)
  - Pannawonica
  - West Angelas

Projects

- 73 Orissa (51%)
- 74 Simandou (95%)

Salt

Operating sites

- 71 Dampier (68%)
- 72 Lake MacLeod (68%)
- 71 Port Hedland (68%)

Rio Tinto 2008 Annual report      9

     Chairman’s statement

Despite a sharp reversal in prices, the strong medium to long run outlook for commodity markets has not fundamentally changed
•	At the end of 2008 many metals and minerals prices remained well above the historical trend.

•	Subdued conditions are expected in early 2009.

•	Chinese investment is expected to start gaining strength in the second half of 2009.

•	Marginal producers are expected to curtail supply.
No one in the basic resources industry will forget 2008 quickly. It was a year of two parts – starting with a continuation of strong demand and prices but finishing with a dramatic slide in prices driven by the collapse in global economic conditions.
     Our long standing strategy of investing in large, long life, low cost mining and processing assets remains our core strength in the current downturn of the world economy. Despite market declines, this uncomplicated approach will continue to deliver long term shareholder value and ensure we are well positioned to take advantage of our top quality assets when the recovery comes.
     We remain convinced that the addition of the Alcan assets to our portfolio, and their integration into Rio Tinto will be a source of long term value creation. We are ahead of target to deliver US$1.1 billion after tax in synergies from the end of 2010.
     We made net capital expenditures totalling US$8.5 billion in 2008. We will now limit capital expenditures for 2009 to around US$4 billion, to reflect falling demand, while sustaining our growth trajectory. We retain the goal of returning our balance sheet to a single A credit rating and will reduce net debt by US$10 billion in 2009. In the meantime our cash flows are able to repay the existing level of debt.
     We are focused on the future to ensure we are best positioned for the upturn when it comes. In 2008 we put important building blocks in place with major development projects, testing technology for automated mines, renewing our organisational structure to maximise the benefits of standardised and shared management approaches, and introducing our progressive new Rio Tinto brand identity.
Results and dividends
The Group’s underlying earnings in 2008 were US$10,303 million, 38 per cent above 2007. Net earnings were US$3,676 million compared with US$7,312 million in 2007 reflecting impairment charges resulting from recent significant weakening in economic and market circumstances, principally relating to goodwill on the Alcan acquisition. This includes a charge of US$8.4 billion related to impairments, partly offset by gains of US$1.5 billion from asset divestments. Cash flow from operations increased 64 per cent to US$20,668 million. The total dividends declared for 2008 of 136 US cents per share maintained the level of the 2007 dividend. The Group’s objective remains to maximise its value and increase the dollar value of ordinary dividends over time.
BHP Billiton’s approach
You will recall in November 2007 Rio Tinto received an unsolicited approach from BHP Billiton proposing a combination of the two companies. This was followed in February 2008 by a pre-conditional takeover offer which BHP Billiton finally withdrew in November 2008, citing deterioration of near term global economic conditions.
     During the term of the offer, our board monitored the situation closely and nothing changed our view that the BHP Billiton bid significantly undervalued our assets and future prospects. The board also believes the great majority of synergies that would have resulted would have come from the Rio Tinto assets, and Rio Tinto shareholders would not have been adequately rewarded. Those synergies would, in any event, have been highly dependent on any remedies required by competition regulators and on delivery risk.
     We remain a very strong standalone company and have a world class portfolio of assets which, even in tough markets, are highly cash generative.
Proposed transaction with Chinalco
On 12 February 2009 we announced the intention to form a major strategic partnership with Chinalco, a leading Chinese diversified resources company, that the board unanimously recommends to shareholders. Chinalco’s cash investment of US$19.5 billion will strengthen our balance sheet on terms that add value to the Group and increase our flexibility to grow as markets recover. It will strengthen Rio Tinto’s position in the industry during a period in which China’s importance in the global economy is growing rapidly. More detail on the proposal is set out on pages 14 to 16.
Value creation strategy
Rio Tinto has, for decades, followed a consistent and successful strategy with the goal of maximising shareholder value through excellence in mining, the operation of large scale, long life, low cost assets, and an emphasis on quality. We draw strength from our product diversity and broad geographic spread of operations.
     The strategy focuses on the upstream activities of metals and minerals production - particularly mining and, as in Rio Tinto Alcan, on advantaged primary processing. Through a rigorous and risk aware investment appraisal process, we seek opportunities that will create value at all points of the economic cycle, investing in expansions in line with market demand.
     Rio Tinto has always preferred value to growth. Quality assets will perform better in tough times. Our strategic priorities today

10      Rio Tinto 2008 Annual report

are to adjust the speed of our expansion and development activities in line with market developments. Accordingly, a number of business units have been reviewing and adjusting their activities.
     Another priority is our programme of disposal of non core assets which will lower our debt level and create the opportunity to focus our business on world class, market leading positions. In 2008 we realised US$2.6 billion from disposals and the divestment programme has continued in 2009.
Board and governance
Good governance is the foundation of an ethical approach to business. The boards continued their focus on promoting the high standards of conduct we expect of our employees around the world, recognising that actions speak louder than words. In 2008 we renewed our commitment to our values with a revised version of our statement of principles and standards of conduct, The way we work.
     The board was pleased to welcome Jan du Plessis as a non executive director from 1 September 2008 and he will be standing for election at the 2009 Annual general meetings. He is currently chairman of British American Tobacco plc as well as a non executive director of Lloyds Banking Group plc and Marks and Spencer plc. His appointment brings additional financial expertise to the board and a broad experience of major global businesses, particularly in Africa. Jan has also joined the Audit committee.
     As was announced on 14 January 2009, I notified the board of my preference to retire at the conclusion of the annual general meeting in Australia on 20 April 2009. After the termination of the BHP Billiton pre-conditional offer for the Group, and the identification of a successor which started in late 2008, I felt this was the right time to step down after five and a half years as chairman. Jim Leng was appointed chairman designate in January 2009. He subsequently resigned from the board in February, and I have agreed to the board’s request to remain as chairman until a successor is appointed.
     Dick Evans, who joined the board following the acquisition of Alcan, will be stepping down and I thank him for the contribution he has made to Rio Tinto.
Sustainable development
A commitment to sustainable development remains central to our strategy. Our operations have long time horizons and involve the investment of large amounts of fixed capital. We need careful management of social, environmental and economic issues with strong governance to deliver on our promises to communities, governments, employees and shareholders. We strive for a zero harm environment and all of us on the board regret very much the tragic loss of life that occurred at our operations in 2008.
     We know we can always do better, but it is very encouraging to note the broad endorsement we have received from many in the global conservation community for our approach to managing biodiversity, the awards our businesses receive for work to combat HIV-AIDS, our renewed focus on tackling the causes of climate change with a revamped energy and climate strategy team, and the efforts we are making to prepare nationals for careers in the mining industry ahead of our projects in Mongolia and Guinea.
     Rio Tinto was again identified as a sustainable development leader during the year by retaining its listing on the Dow Jones Sustainability Index (DJSI) World Index and the FTSE4Good, as well as again attaining platinum status on the Business in the Community Corporate Responsibility Index. The Group was also added to the DJSI STOXX Index.
     Rio Tinto became a signatory to the UN Global Compact in 2000 and we were one of its early supporters. We also remain an active member of the World Business Council for Sustainable Development and the International Council on Mining and Metals, whose members are committed to superior business practices in sustainable development.
Outlook
We have recently seen an unprecedented rate of decline in our markets, but our strong long term outlook for commodity markets has not fundamentally changed. At the end of 2008 prices remained above the historical trend, despite the downturn.
     Although the current slowdown has been much more dramatic than anticipated, we expect China’s long term growth to continue as a major driver of commodities demand. China has been temporarily hit by the combined effect of the Western world slowdown and a correction in its housing market, partly a function of the tightening of monetary policy introduced in 2007 to damp down rising inflationary pressures.
     When global economic activity recovers we could see metals and minerals demand pick up rapidly, driven by the requirement to rebuild stocks, at a time when supply is constrained by the cutbacks that occurred during the downturn and by the challenges of delivering new supply, often from new sources. China particularly may surprise the market. It is the rate of deceleration and acceleration of the Chinese economy which drives metal demand and prices, given its major share of total global demand. Just as China decelerated sharply, with a strong impact on metals demand, it will also work powerfully in the upswing.
     We believe the fundamentals of the Chinese market, and other fast growing markets like India, remain intact and the industry’s long term prospects remain positive. While activity is likely to be relatively muted in the first half of this year, Chinese investment is expected to start gaining strength in the second half of 2009 with the support of substantial domestic savings and a shift in government policy towards promoting growth objectives including expansion of transport infrastructure and housing. While government spending will support Chinese GDP growth, it is expected nevertheless to slow further in 2009.
Our people
We have a high performing organisation and I regret that deteriorating business conditions have caused us to slow our development programme and reduce the size of our workforce. In 2008 we conducted a global employee engagement survey to give our people an opportunity to have their say about working for Rio Tinto. It gave us clear insights into what we need to do to enhance business performance.
     The Group benefits enormously from the strong commitment of the Rio Tinto team around the world. I thank them for their unfailing efforts in 2008 during a period of quite extraordinary and challenging corporate activity. In spite of many distractions, management and employees have stayed focused on safety, maintaining deliveries to customers and conducting our business in a socially reponsible way. The board is highly appreciative of these efforts which, during my period as chairman, I have found inspirational.
      Paul Skinner Chairman

Rio Tinto 2008 Annual report     11

Chief executive’s message

An extraordinary year
2008 was a year of stark contrasts. Our business performed exceptionally well in the first nine months before being hit hard by a steep decline in commodity markets in the fourth quarter. But despite the biggest global financial crisis in generations, the quality of our business shone through and we succeeded in maintaining strong cash flow and earnings.
     This encouraging financial performance was unfortunately overshadowed by a very damaging year on the safety front. There were 18 fatalities in the businesses managed by Rio Tinto, including ten people killed in a helicopter crash in Peru. Twelve of the 18 deaths occurred at new projects in developing countries and 14 of the 18 were employees of contractors.
     A major review of contractor management is now under way and in 2009 there will be renewed emphasis on the implementation of Group standards and systems for safety and on the expectations and training for leaders. We have also redoubled our work on preventing low probability, high consequence incidents. On a more positive safety note, 2008 saw a welcome reduction in the frequency of lost time injuries and also of the rate of all injuries.
     Market conditions in the fourth quarter of 2008 combined to send the spot prices of many commodities down to levels last seen in 2006. The unprecedented downturn and continuing near term uncertainty reflect a more negative global macroeconomic setting.
     We have always said we are in a cyclical industry and our strategy is geared to this fact. Rio Tinto is a resilient business, with low cost, long life assets that enable us to build value throughout the cycle. No less important to the Group’s success is the quality of our people, who have demonstrated great skill, flexibility and drive in meeting the exceptional challenges which confronted us in 2008.
     During the year, we continued to invest in new production capacity, while re-examining the timing of big capital projects to ensure that planned production levels are carefully aligned with projections of demand.
     Looking to our future, the transaction we announced with Chinalco in February 2009 makes great financial and strategic sense. It is intended to position Rio Tinto to lead the resources industry into the next decade and beyond by ensuring the continuity of our strategy with the added benefit of Chinalco’s valuable relationships, resources and capabilities.
How we manage for value
We are a low cost producer of the key commodities that support the industrialisation of developing countries like China. In 2007 (the most recent year for which full comparative industry data is available), 93 per cent of our iron ore production, 95 per cent of our copper and 87 per cent of our aluminium production were positioned in the lower half of the cost curve.
     In the current market conditions we are implementing a comprehensive package of tough but necessary measures which take into account the short term impact on the demand for our products. These initiatives are aimed at preserving value for shareholders by conserving cash flow and reducing levels of debt.
     There will be 14,000 staff reductions globally – made up of 8,500 contractors and 5,500 employees. Controllable operating costs are to be cut by at least US$2.5 billion per annum by 2010 and net debt will be reduced by US$10 billion by the end of 2009. We intend to cut our capital expenditure to about US$4 billion in 2009, from US$8.5 billion in 2008, which will of course affect many projects. In addition, more assets will be divested than those already earmarked for sale.
     All projects and near term capital expenditure will be continuously reassessed in light of demand from China, the prevailing outlook for commodity prices and the falling costs of construction. In short, our aim is to make sure our businesses remain robust during a period of relatively low prices.
     We have, for example, deferred a final decision on the US$2.5 billion modernisation of the Kitimat aluminium smelter in Canada. Instead, we plan to spend a further US$300 million to continue the initial stages of the project; this is in addition to US$200 million committed last July.
     Rio Tinto Alcan has announced an 11 per cent cutback in aluminium production, equivalent to 450,000 tonnes of metal per year. This is being accompanied by a decrease in alumina production of close to six per cent.
     The fundamentals of the aluminium industry nevertheless remain strong. Higher energy costs are raising the aluminium cost curve, particularly in China, to the advantage of lower cost producers like Rio Tinto Alcan. I am therefore confident that our aluminium operations will continue to play a vital role in helping Rio Tinto meet its commitment to creating value.
     Our iron ore operations are performing well and we expect robust demand in the medium to long term. In the short term, however, a drop in demand has led to a ten per cent reduction in our iron ore shipments and to a scaling back of our immediate production forecasts. Iron Ore Company of Canada is cutting production in 2009 and expenditure at the Simandou iron ore project in Guinea is being reduced.
     Our review of short term capital spending has also led us to slow exploration and evaluation at the La Granja copper project in Peru.
     Meanwhile, in Australia, the Argyle diamond underground project, Northparkes Mines (copper), Kestrel coal and HIsmelt® have all trimmed back their expansion activities or temporarily ceased further investment.
     But the story is not only one of capital expenditure cuts and slowdowns. We are taking advantage of this period to look for further opportunities to add value to projects by redirecting our project design focus, looking at the best, rather than the fastest, solutions. Creating this breathing space gives us the time for further study to reduce capital costs, minimise our environmental impact, enhance our social contribution and shorten development timetables.
A stable financial position
The way we manage for value means our financial position remains stable. In 2008 we reduced our net debt by US$6.5 billion. Our next major repayment will become due in October 2009 and we have available to us unused credit facilities of US$8.1 billion, whilst our interest costs are at a very competitive rate of around 3.5 per cent.
     In early 2009, we sold, for very good prices, our Corumbá iron ore mine in Brazil and two potash development projects in

12      Rio Tinto 2008 Annual report

Argentina and Canada.
     All the previously announced divestment processes are under way and our primary objective continues to be obtaining appropriate value, in spite of some delays in the timing of the divestments.
Market conditions
The recent turbulence in the world’s financial markets and the dramatic drop in the demand for our products have resulted in a massive, synchronised global slowdown.
     China’s growth trajectory dipped much more than expected in the fourth quarter of 2008. This may lead to a pick up in 2009 in the cumulative demand for most of the metals and minerals we produce. However, we hope to see some recovery in China’s gross domestic product in the second half of this year.
     In the West, anxiety in financial markets has meant falling asset values, volatile exchange rates and depressed commodity prices. The net result has been a substantial downturn in OECD economies.
     Meanwhile, in China, monetary policy to dampen inflation is being loosened in order to maintain a growth rate that remains the envy of the world. The China urbanisation story and its beneficial effect on future metal markets still holds true, despite the recent economic turmoil. Fifteen years ago, only 25 per cent of the Chinese population was living in cities. Today, urban dwellers account for about 40 per cent of the total and that proportion is expected to reach 60 per cent by 2025. In other words, there will be hundreds of millions of people who will require new homes, schools, factories, offices, roads and other infrastructure.
     Take aluminium, for example. In China today, consumption of the metal is about nine kilograms per capita. In Taiwan and South Korea it is about 20 kilograms. So if China were simply to attain a similar level of consumption, it would consume an additional 13-15 million tonnes of aluminium a year – the equivalent of 38 per cent of today’s total world demand.
     Mining is a long term industry and we still expect global demand for Rio Tinto’s key products – including seaborne iron ore, copper and aluminium – to double in the next 15 to 20 years. That growth will be sustained in large part by China, along with India and other emerging markets.
     So, the long term outlook for Rio Tinto remains positive. In the meantime, the Group has positioned itself to deal with the economic slowdown and to take advantage of the rebound when it happens.
Looking to future growth
Rio Tinto has a broad portfolio of projects
and our growth rate is not dependent on any one project. More than 80 per cent of our growth plans are derived from brownfield developments in established business environments. Generally, 85 per cent of our earnings come from businesses located in OECD countries.
     In Madagascar, construction of the US$1 billion QMM mineral sands operation was substantially completed on time in 2008. It represents the largest foreign investment in the country and forms part of a regional development plan supported by the World Bank. The first production of ilmenite from the plant is due to be shipped to Canada in March for processing into titanium dioxide slag. This high quality resource in Madagascar is expected to be in production for 40 years.
     We are confident we can manage the risks associated with investments such as these. We are experienced operators in frontier regions, with a good reputation in sustainable development and community relations.
     In the midst of the current difficulties, we are keeping our eyes on the longer term prize. Our Mine of the Future™ technology and innovation project in Western Australia remains a top priority whatever the market conditions. It is one of the world’s biggest private sector trials of robotics and it will transform the efficiency and safety of the way we mine.
     It consists of a fleet of mining equipment that loads and hauls ore automatically. An important step towards reality was taken in 2008 with the activation for testing of the first Autonomous Haulage System at the West Angelas mine in the Pilbara.
     We have promising exploration prospects in nickel, bauxite, diamonds, ilmenite and lithium borates, plus potential expansion of iron ore resources in the Pilbara and at Simandou in Guinea.
     At the heart of our long term value story is the strength of our project pipeline and our commitment to improving mining technology. Our portfolio of projects allows us to target strong production growth over the long term with the flexibility to decelerate – as we have done – when there is a pause in demand.
A new reality
We will have a difficult global economy for perhaps the next two years, during which we will have to navigate with cost cutting and debt reduction. All of our actions over the past few months are focused on communicating this reality.
     That said, looking beyond the current global financial crisis, there remains good reason to be fairly optimistic about the medium and longer term. I am confident we have the right strategy for these difficult times. Indeed it is a strategy that will serve us well whatever the future may bring.
     Having travelled widely round the Group in 2008, I have seen for myself the skills, energy and unwavering commitment of our workforce. I very much regret the necessity of having to make many of these valuable people redundant and to cut back on our project development work.
     Those employees who remain will make us a stronger company, a company that is able to shift more rapidly back to a higher gear when the upturn comes. It is they who make us strong and competitive, adding value for shareholders every day. I thank all of them for their outstanding contribution as we press on into another eventful year.
Tom Albanese Chief executive

Rio Tinto 2008 Annual report      13

Recent developments – Chinalco strategic partnership

On 12 February 2009 the Rio Tinto board announced they are unanimously recommending to shareholders a transaction with Aluminum Corporation of China (“Chinalco”), a leading Chinese diversified resources company.
     The transaction will forge a pioneering strategic partnership through the creation of joint ventures in aluminium, copper, and iron ore as well as the issue of convertible bonds to Chinalco, which would, if converted, allow Chinalco to increase its existing shareholding in Rio Tinto.
     The transaction is intended to position Rio Tinto to lead the resources industry into the next decade and beyond by ensuring the continuity of its strategy with the benefit of Chinalco’s relationships, resources and capabilities.
     The Rio Tinto board has extensively considered a range of strategic options, and has concluded that the opportunity offered by the strategic partnership with Chinalco, together with the value on offer for the investments by Chinalco in certain of Rio Tinto’s mineral assets and in the convertible bonds, is superior to other identified options and offers greater medium term certainty and long term value for Rio Tinto’s shareholders.
Transaction overview
The transaction will deliver substantial aggregate cash proceeds of US$19.5 billion through:
•	An investment by Chinalco in certain aluminium, copper and iron ore joint ventures totalling US$12.3 billion; and

•	The issue of subordinated convertible bonds in two tranches with conversion prices of US$45 and US$60 in each of Rio Tinto plc and Rio Tinto Limited for a total consideration of US$7.2 billion. If converted, the subordinated convertible bonds would increase Chinalco’s current shareholding to 19.0 per cent in Rio Tinto plc and 14.9 per cent in Rio Tinto Limited, equivalent to an 18.0 per cent interest in the Group.
Rio Tinto intends to use the proceeds of the transaction primarily to strengthen its balance sheet, to repay debt and to provide flexibility to continue to invest in value creating growth opportunities. The transaction will allow Rio Tinto to raise funds at a time when financial markets are distressed, thereby significantly reducing its debt levels, strengthening its balance sheet, and increasing its flexibility to pursue attractive investment opportunities throughout the cycle.
     Following the transaction, Rio Tinto will maintain operational control of the businesses that are the subject of the strategic partnerships. The current Rio Tinto Group senior executive team will continue to manage each business, with continuity of Rio Tinto’s existing strategy and business principles. Governance arrangements will be implemented to regulate the continuing relationship between the parties on the basis that Rio Tinto retains responsibility for carrying on the day to day management and operation of the businesses independently of Chinalco.
     The Rio Tinto board believes the strategic alliance with Chinalco will strengthen Rio Tinto’s ability to deliver its strategy of maximising shareholder value through the development and operation of low cost, long life assets.
     In addition to significantly strengthening Rio Tinto’s balance sheet and ensuring financial flexibility over the medium term, the pioneering partnership is expected to offer the following benefits to Rio Tinto:
•	A link to Chinalco’s strong relationships within China, which Rio Tinto believes will continue to be the main driver of commodity market growth over the longer term.

•	The strategic alliance creates the opportunity for joint ventures and project development in emerging economies. The two groups bring complementary skills including Chinalco’s capabilities to deliver infrastructure projects, and Rio Tinto’s leadership in operational excellence and sustainable development.

•	Rio Tinto will enter into a landmark joint venture for exploration in China in partnership with Chinalco.

•	The Chinalco relationship will facilitate access for Rio Tinto to funding from Chinese financial institutions for project development.
In recognition of its significant investment and consistent with the strategic alliance, Chinalco will be entitled to nominate two new non executive board members (one independent under applicable corporate governance criteria) to add to the 15 current board members of Rio Tinto. Independent non executive directors will continue to comprise a majority of the Rio Tinto board, consistent with corporate governance best practice. Rio Tinto will comply fully with the UK Combined Code on Corporate Governance following completion of the transaction. These appointments will be on the same terms as the other non executive directors of Rio Tinto. Further details on the relationship agreement are set out on page 15.
     The transaction is conditional upon approval of Rio Tinto shareholders and is subject to government and regulatory approvals. The initial completion of the transaction is scheduled to occur prior to 31 July 2009.
Strategic partnership investments
Chinalco will invest US$12.3 billion in aluminium, copper and iron ore strategic

Business	Strategic	Rio Tinto’s	Chinalco’s	Rio Tinto’s
	partnership	existing	proposed share	resulting
		economic	of Rio Tinto’s	economic
		interest	economic interest	interest

Weipa	Aluminium	100%	30%	70%
Yarwun	Aluminium	100%	50%	50%
Boyne	Aluminium	59.4%	49%	30%
Gladstone Power Station	Aluminium	42.1%	49%	21.5%
Escondida	Copper	30%	49.75%	15%
Grasberg	Copper	40%	30%	28%
La Granja	Copper	100%	30%	70%
Kennecott Utah Copper	Copper	100%	25%	75%
Hamersley Iron	Iron Ore	100%	15%	85%
Development Fund[1]				50%

1	The Development Fund will be jointly owned by Rio Tinto and Chinalco. The US$500 million included in the transaction is for the acquisition of project developments, including from Rio Tinto.
14     Rio Tinto 2008 Annual report

alliances in the form of strategic alliance notes or equity. The strategic alliance notes are synthetic instruments which track the cash generated by the assets and give a return based on the cash generated, taking into account Chinalco’s level of investment.
     The businesses and assets, and Rio Tinto and Chinalco’s resulting economic interests, are set out in the table above. Further details on the Group’s businesses and assets are set out on pages 122 to 129.
     Chinalco’s investments will be made through participation in the relevant Rio Tinto entities which own these assets, and the form of that investment will vary between each entity. If the transactions involving certain assets do not complete on the date on which the transactions involving Hamersley Iron, Weipa, Yarwun and Escondida (in certain circumstances) and the convertible bonds complete, Chinalco will pay certain sums into escrow which will then be paid to Rio Tinto on completion of the transactions involving those particular assets.
Product group strategic alliances
Strategic alliance committees will be established for each of the aluminium, copper and iron ore strategic alliances with Chinalco’s voting rights generally in line with its level of investment.
     The committees will provide a forum for discussion of matters relating to the particular assets that constitute that strategic alliance. Rio Tinto will chair the strategic alliance committees and will hold a casting vote. Rio Tinto will retain day to day management and operational control of the underlying assets that Rio Tinto manages.
     Chinalco is entitled to appoint two out of six members of the iron ore strategic alliance committee, and three out of six members of each of the aluminium and the copper strategic alliance committees. Chinalco will have the right to be represented on the board of the holding company of each particular asset. Appropriate governance arrangements will be in place to ensure continued independent and commercial decision making.
     In addition to the investments outlined, in relation to aluminium, Rio Tinto and Chinalco have also identified future areas of cooperation, all of which will be subject to formal agreement by the strategic alliance committee and board of Rio Tinto.
     The aluminium strategic alliance committee will establish a pro-rata jointly owned bauxite marketing venture. The strategic alliance would market a proportion of Weipa produced bauxite outside Australia, after satisfying Rio Tinto’s internal requirements and existing customers, with the remaining bauxite marketing to be managed by Rio Tinto. As part of the agreement, Chinalco will also receive a 25 year commitment for bauxite supply from Weipa on arm’s length terms.
     In relation to the iron ore alliance, Rio Tinto and Chinalco will establish a jointly owned sales company which will market 30 per cent of Hamersley Iron’s iron ore output in China. This sales company will contract the marketing with Rio Tinto. All other marketing of iron ore will be carried out by Rio Tinto.
Exploration
As part of the strategic partnership, and in addition to the product group strategic alliances, Chinalco and Rio Tinto intend to pursue additional cooperative arrangements and new business opportunities, including sharing of operational and capital project best practices. As a demonstration of this project development initiative, Rio Tinto and Chinalco are already negotiating a possible agreement in relation to the joint development of Rio Tinto’s Simandou iron ore project in Guinea and have entered into a memorandum of understanding to establish a strategic alliance to explore opportunities in mainland China that will allow Rio Tinto to take an interest in discovered deposits.
Project development fund
Rio Tinto and Chinalco will establish a project development fund, using the initial capital contribution from Chinalco described above, to exploit project opportunities in aluminium, copper and iron ore, to be held within the framework of the relevant strategic alliance. Potential investments include exploration projects in China, opportunities within the parties’ aluminium businesses in Australia and China, and Rio Tinto’s existing development projects.
Secondment policy
In order for Rio Tinto and Chinalco to capture and transfer the best practice and experience that each company has established over time, Rio Tinto and Chinalco have agreed a secondment policy under which Chinalco may second executive, senior management or junior personnel, as appropriate, into roles within each asset and/or into each strategic alliance. Rio Tinto may second appropriate management and technical personnel to Chinalco.
Relationship agreement
On completion of the transaction, Chinalco and Rio Tinto will enter into a relationship agreement to regulate the continuing relationship between the parties. In particular, the agreement will ensure that:
•	Rio Tinto is capable of carrying on its business independently of Chinalco as a significant shareholder.

•	Transactions and relationships between Chinalco (or any of its associates) and Rio Tinto are at an arm’s length and on normal commercial terms.

•	Chinalco shall be entitled to nominate up to two directors (one of whom shall be an independent director) to the Rio Tinto board as long as it continues to have the right to hold at least 14.9 per cent of the aggregate publicly held share capital of Rio Tinto (assuming conversion of the convertible bond). Should Chinalco’s shareholding entitlement in Rio Tinto fall below 14.9 per cent, (but remain above 9.9 per cent) Chinalco shall be entitled to nominate one director to the Rio Tinto board.

•	Directors of Rio Tinto nominated by Chinalco shall not be permitted to vote on any board resolution on any matter involving Chinalco or where the board determines in accordance with the board’s policy that there is a conflict of interest.
The relationship agreement will terminate in the event that Chinalco ceases to hold a right to 9.9 per cent of the aggregate publicly held share capital of Rio Tinto or if Rio Tinto plc ceases to be listed on the Official List in the United Kingdom and traded on the London Stock Exchange and Rio Tinto Limited ceases to be admitted on the official list of, and its securities quoted on, the Australian Securities Exchange.
Convertible bonds
Chinalco will invest a total of US$7.2 billion in subordinated convertible bonds issued by Rio Tinto plc and Rio Tinto Limited (or companies within the Rio Tinto Group) with a maturity of 60 years. If converted, the bonds would increase Chinalco’s current shareholdings to 19.0 per cent in Rio Tinto plc and 14.9 per cent in Rio Tinto Limited, equivalent to an 18.0 per cent interest in the Rio Tinto Group. The Rio Tinto plc bonds will pay an annual coupon of 9.0 per cent and the Rio Tinto Limited Bonds will pay an annual coupon of 9.5 per cent.
     Each of the Rio Tinto plc and Rio Tinto Limited bonds will be split into two tranches. Tranche A of the bonds will convert into Rio Tinto plc shares and Rio Tinto Limited shares at an initial conversion price equivalent to US$45 per share. Tranche B of the bonds will convert into Rio Tinto plc shares and Rio Tinto Limited shares at an initial conversion price equivalent to US$60 per share. However, these conversion prices are subject to adjustment in certain circumstances such as, inter alia, share

Rio Tinto 2008 Annual report      15

Recent developments – Chinalco strategic partnership continued

consolidations, share splits and share distributions. Tranche A represents US$3.1 billion of the total issue size, and Tranche B represents US$4.1 billion of the total issue size.
     The respective conversion premium to be paid by Chinalco on Tranche A and Tranche B of the Bonds is:
•	107 per cent for Tranche A and 176 per cent for Tranche B to the Rio Tinto plc closing price on 30 January 2009.

•	68 per cent for Tranche A and 124 per cent for Tranche B to the Rio Tinto Limited closing price on 30 January 2009.
The bonds will be convertible into ordinary shares of Rio Tinto plc and Rio Tinto Limited at any time from 41 days after the closing date up to a certain number of days prior to the earlier of the maturity date of the bonds and the date of redemption of the bonds. The bonds will be redeemable by Rio Tinto after seven years. If so redeemed for cash, Rio Tinto presently intends to replace the bonds with instruments that achieve similar rating agency equity credit.
     The bonds have been structured with the aim of achieving 50 per cent equity credit from the rating agencies. Standard & Poor’s has indicated, subject to satisfactory final documents and the amount to be issued relative to the capital of the Group, that the bonds would be eligible for intermediate (50 per cent) equity credit. The amount of equity credit is subject to final confirmation by the agencies.
Financial impact
The value of the gross assets, and the pro forma net underlying business unit earnings of the assets, that are the subject of the strategic alliances are US$14,021 million and US$5,841 million respectively. The data is extracted from the Group’s accounting records for the year ended 31 December 2008 and represents Rio Tinto’s interest prior to completion of the transaction.
Implementation agreement
The transaction is governed by an implementation agreement entered into by the parties that includes the following in relation to break fees, exclusivity and liquidated damages arrangements.
Break fee obligations
Subject to certain exceptions, the implementation agreement provides for a break fee of US$195 million to become payable by Rio Tinto to Chinalco in the following circumstances:
•	The Rio Tinto board withdraws or adversely changes its recommendation that Rio Tinto shareholders approve the resolutions necessary for the transaction; or

•	The Rio Tinto board recommends a competing proposal;

The break fee is not payable where:

•	Despite a triggering event as defined in the agreement, Rio Tinto shareholders approve the resolutions necessary for the transaction;

•	The Rio Tinto board has not withdrawn or adversely changed their recommendation and Rio Tinto shareholders do not approve the resolutions necessary for the transaction, or all or part of the transaction does not complete because a condition precedent is not satisfied;

•	An independent expert determines that the transaction is not fair and reasonable; or

•	The implementation agreement has been terminated or Rio Tinto is unilaterally entitled to terminate the implementation agreement.
The break fee is payable only once and will constitute Chinalco’s sole and exclusive remedy in connection with the events and circumstances triggering the obligation to pay.
Exclusivity arrangements
The implementation agreement contains customary terms and conditions for an agreement of this nature which restrict Rio Tinto from soliciting a competing proposal from any third party, or entering into negotiations or discussions in relation to a competing proposal with any third party.
     The restriction on negotiations or discussions with third parties does not prevent Rio Tinto from engaging in such negotiations and discussions in the event that the Rio Tinto board (after having considered advice from its legal and, if appropriate, financial advisers), acting in good faith and in order to satisfy what they reasonably consider to be their fiduciary or statutory duties, determine that there is a superior proposal available to Rio Tinto, or one or more proposals may reasonably be expected to lead to a superior proposal. Where the Rio Tinto board has made such a determination, Rio Tinto is required to notify Chinalco of the general nature of that superior proposal. If the Rio Tinto board intends to recommend a superior proposal, then prior to the publication of that recommendation Rio Tinto shall provide Chinalco with the material terms of the proposal and an opportunity to respond.
     The above exclusivity arrangements apply from the period commencing on 12 February 2009 and end on the earlier of the date of termination of the implementation agreement, or the date on which the transactions in respect of the convertible bonds, Hamersley Iron, Weipa, Yarwun and (subject to certain conditions) Escondida, complete.
Liquidated damages
Rio Tinto has agreed to a liquidated damages regime in the case of its wilful breach of obligations to establish the joint ventures for Escondida, Grasberg and Kennecott Utah Copper. This is designed to protect Chinalco against the risk that it completes the first tranche of the transaction, and Rio Tinto subsequently breaches the obligations to deliver the balance of the assets. Total liquidated damages payable are US$850 million. The liquidated damages would not be payable unless the shareholders approved the transaction, as the regime only applies once initial completion has occurred.
Shareholder approvals
The transaction will be on the terms and subject to the conditions set out in the transaction documents, and to be set out in a circular to be sent to Rio Tinto shareholders. The circular will contain further financial and other information, together with the Rio Tinto board’s recommendation and will be sent to Rio Tinto shareholders shortly.

16      Rio Tinto 2008 Annual report

Selected financial data

Record underlying EBITDA* of US$22,317 million, 60 per cent above 2007
EBITDA* of US$23,870 million
was 75 per cent higher than 2007
Record underlying earnings* of US$10,303 million, 38 per cent above 2007
Net earnings* were US$3,676
million, 50 per cent below 2007
Cash flow from operations up 64 per cent to a record of US$20,668 million
Annual production records set for iron ore, bauxite, alumina, on a like for like basis
Record net capital expenditure of US$8.5 billion, a 71 per cent rise over 2007

*	Net earnings and underlying earnings relate to profit attributable to equity shareholders of Rio Tinto. Underlying earnings is defined on page 23 and is reconciled to net earnings on page 34. EBITDA is earnings before interest, taxes, depreciation and amortisation. Underlying EBITDA excludes the same items that are excluded from underlying earnings. EBITDA and underlying EBITDA are reconciled to the income statement in the “Financial information by business unit” section of the 2008 Full financial statements.

Notes

a	The accounting information in these charts is drawn up in accordance with EU IFRS.

b	Underlying earnings is the key financial performance indicator which management use internally to assess performance. It is presented here as an additional measure of earnings to provide greater understanding of the underlying business performance of the Group’s operations. Items excluded from net earnings to arrive at underlying earnings are explained in note 2 to the 2008 Full financial statements. Both net earnings and underlying earnings deal with amounts attributable to equity shareholders of Rio Tinto. However, EU IFRS requires that the profit for the year reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries.

c	In this report, the sales revenue of parent companies and their subsidiaries is referred to as “Consolidated sales revenue”. Rio Tinto also reports a sales revenue measure that includes its share of equity accounted units, which is referred to as “Gross sales revenue”. This latter measure is considered informative because a significant part of the Group’s business is conducted through operations that are subject to equity accounting.

Rio Tinto 2008 Annual report      17

Our activities span the world with production from every continent. We find, mine and process the earth's mineral resources – metals and minerals essential in everyday life. Our products include aluminium (far right), copper (right), diamonds (centre), energy products, gold, industrial minerals and iron ore (main picture).

Markets and strategy

Markets and strategy

This section contains an overview of our markets and strategy, measures of performance and the outlook for 2009

Market review	20
Core objective and strategy	21
Key performance indicators	23
Risk factors	24
Capital projects	29
Outlook for 2009	31

Key to the future

Rio Tinto is a low cost producer of key commodities – aluminium, copper and iron ore – that support the industrial development of countries like China

Market review

Competitive environment
Rio Tinto is a major producer in all the metals and minerals markets in which it operates. It is generally among the top five global producers by volume in each such market. It has market shares for different commodities ranging from five per cent to 40 per cent.
     Most of Rio Tinto’s competitors are private sector companies which are publicly quoted. Several are, like Rio Tinto, diversified in terms of commodity exposure, but others are focused on particular commodities. Metal and mineral markets are highly competitive particularly since commodity prices are subject to price declines in real terms as a result of productivity gains, increasing technical sophistication, better management and advances in information technology.
     High quality, long life mineral resources, the basis of attractive financial returns, are relatively scarce. Nevertheless, Rio Tinto holds interests in some of the world’s largest deposits.
Economic overview
Between 2004 and 2007 the world economy grew at an average rate of around five per cent a year on a purchasing power parity basis (source: IMF). This favourable economic environment generated strong year on year growth in demand for commodities. Although the mining industry responded by raising levels of investment, there were significant lags in bringing on new capacity. Consequently, growth in demand for certain commodities outpaced growth in supply, causing prices for those commodities to increase.
     Most of the growth in demand during this period was attributable to China, which experienced rapid economic growth as it entered a phase of mass urbanisation and industrialisation. China’s GDP expanded by 13 per cent in 2007 (source: Chinese National Statistics) and its consumption of copper and aluminium increased by 35 per cent and 43 per cent, respectively, according to the World Bureau of Metal Statistics.
     Spot commodity prices eased slightly in the latter part of 2007 but during the first half of 2008 the global economy continued to grow at a rate above the long term average. At the same time, metal and mineral production levels were limited by a series of disruptions and constraints on the supply of certain inputs. In part as a consequence of these factors, Australian iron ore benchmark prices for the 2008-9 marketing year were increased by 80 to 98 per cent compared to previous levels, coking coal benchmark prices increased by 211 per cent and thermal coal benchmark prices increased by 99 per cent. The West Texas Intermediate oil benchmark price peaked at US$147 per barrel in mid July 2008 and during the same month, copper prices reached a record level of almost US$9,000 per tonne.
     During the third quarter of 2008, however, global economic conditions began to deteriorate, in part as a result of turbulence in the financial markets stemming from the sub-prime mortgage crisis in the US. In particular, the bankruptcy of Lehman Brothers, the US investment bank, in September 2008, contributed to an acceleration of economic deterioration. Following the bankruptcy, risk premiums expanded significantly and lending and general access to financing contracted. Governments around the world took action to restore confidence in financial markets and improve liquidity, including purchasing distressed assets, providing loan guarantees and through direct capital injections.
     Despite these measures, financial turbulence continued during 2008 and contributed to a decline in global economic growth and the emergence of recessionary conditions in certain countries. In particular, the US, UK, Eurozone and Japan all experienced declines in GDP during the second half of 2008 and China’s economy grew at a slower rate in 2008 than in prior years. Slowing growth in China and certain other developing countries reflected the fact that those economies were much more dependent on external demand than was previously expected and is a result of the absolute fall in exports relative to expectations. In the case of China the lagged impact of previous policy tightening, declines in equity markets and a correction in a slightly overheating property market have also contributed to the deceleration in growth. Activity in the housing and automotive sectors has fallen alongside a fall in consumer confidence.
     The deterioration in global economic conditions since the third quarter of 2008 has had a significant impact on demand for, and prices of, metals and minerals. Previous conditions of market shortages have been transformed into excess supply. Combined primary base metals stocks on the London Metals Exchange doubled during the second half of 2008, to their highest level since the mid-1990s. This trend has been most notable in the case of aluminium. For metals such as copper, where supply growth has been more limited, there has been a much lower rise in visible stocks.
     Prior to the economic downturn, metals
prices were well in excess of the marginal costs of production, reflecting strong demand and constraints in supply. As a result of declining demand stemming from the deterioration in global economic conditions, the LMEX base metals price index (a basket of the main LME traded base metals) finished the year 60 per cent below its March 2008 peak. Spot aluminium and nickel prices finished 2008 at around US$1,500 per tonne and US$11,000 per tonne, respectively, their lowest since 2003. Spot copper prices ended 2008 at approximately half of their level at the beginning of the year and their lowest since 2005.
     The majority of Rio Tinto’s iron ore and coal production is sold at annual contracted prices rather than on the spot market. Accordingly, Rio Tinto is experiencing significant deterioration in the pricing environment for these commodities. However, it reduced production of iron ore towards the end of the year as a result of declining demand associated with lower steel production in Europe and Asia.
     The impact of the deterioration in economic conditions on industrial minerals prices has been less significant. Gold prices have increased, reflecting weak growth in supply as well as gold’s attractiveness to some investors in times of increased financial uncertainty.
     Adverse economic developments during 2008 have led to a shift in focus from maximising output to capital management and cost saving. Despite this, Rio Tinto also believes that recent developments have highlighted the value of pursuing a strategy of investing in Tier 1 mining assets, which are generally able to generate positive margins over the whole of the economic cycle.
Trend information
Demand for the Group’s products is closely aligned with global GDP. Changes in the GDP of developing countries will generally have a greater impact on demand for commodities such as iron ore and coal, which are significant inputs in the development and improvement of infrastructure. Conversely, changes in the GDP of developed countries will have a greater impact on industrial minerals, which have many applications in consumer products. Copper is used in a wide range of applications and demand for it has tended to grow in line with or slightly faster than global GDP. Trends in production of the Group’s minerals and metals, gross sales revenue and underlying earnings are set out in the Performance section of this 2008 Annual report.

20      Rio Tinto 2008 Annual report

Core objective and strategy

Rio Tinto’s core objective is to maximise the long term return to shareholders by finding, mining and processing metal and mineral resources across the globe.
To deliver this objective the Group follows a long term strategy that concentrates on:
•	The discovery of Tier 1, (large, low cost) orebodies that will safeguard our future cash flow;

•	The development of Group assets into safe and efficient large scale, long life and low cost operations to ensure the Group can operate profitably at every stage of the commodity cycle;

•	Operating in an ethical and socially responsible manner that maintains Rio Tinto’s reputation and ensures ongoing access to people, capital and mineral resources;

•	Putting long term sustainable development at the heart of everything the Group does.
RIO TINTO’S STRATEGIC PILLARS
To support and deliver its long term strategy, Rio Tinto structures its medium term activities around the six core strategic pillars below. These pillars are used by each product group and support group to develop their medium and short term strategic and operational plans. Using this consistent framework, represented by the Rio Tinto strategy map on page 22, ensures that the Group is aligned in the delivery of the long term strategy.
Health and safety
We believe that all incidents and injuries are preventable. Rio Tinto’s aim is to create an environment where all employees and contractors have the knowledge, skills and desires to work safely, so that everyone goes home safe and healthy at the end of each day. In 2009 there will be a renewed focus on implementing the safety programmes currently being rolled out across the Group, with a particular focus on contractor management.
Operational and financial delivery
The mineral and metal extraction industry is cyclical, but to deliver the maximum value to shareholders the Group must earn positive financial returns at the lowest points of the economic cycle with exceptional returns delivered at times of strong commodity prices. The majority of Rio Tinto’s assets aim to operate in the lower half of the cost curve for their respective industries. Rio Tinto achieves this through the promotion of management excellence, the application of the latest mining technologies, the constant delivery of business improvement programmes and investment in the asset throughout its lifecycle.
Growth and innovation
The Group’s ability to maintain production growth over long periods in line with demand is underpinned by a strong reserve and resource position in its key commodities. Consistent commitment to greenfield and brownfield exploration activity ensures that the Group’s mineral inventory is continually replenished, and creates a strong pipeline of future development opportunities. The current weak global market has had a significant impact both on commodity prices and customer demand, leading the Group to re-evaluate and cut back on its near term capital expenditure on growth projects. The near term focus is to reduce capital spending yet maintain strategic growth options.
People
Rio Tinto’s workforce consists of both staff and contractors and their safety is the organisation’s first priority. Rio Tinto believes that attracting, developing and retaining a skilled and engaged workforce is critical to business performance. Strategic workforce planning, an integrated talent sourcing and development model, the total rewards architecture and efficient, effective development are examples of the Group wide initiatives that Rio Tinto uses to optimise the value of its workforce. As the Company strives to deliver shareholder value under challenging market conditions, the Human Resources function will enable the organisation to engage its employees, support the development of critical leadership competencies during periods of change and extend the overall agility of the workforce while sustaining business performance.
Communities and environment
Rio Tinto has a strong commitment to all aspects of sustainable development. This is an integral part of the way Rio Tinto conducts its business activities. By focusing on delivering economic prosperity, social wellbeing and environmental stewardship, within strong governance systems, we ensure sustainable development remains at the forefront. While this approach helps us to manage risk, our strong reputation as a socially responsible miner also continues to win us customer preference, giving us improved access to land, people and capital – the three critical resources upon which our business success is built.
Customers and markets
By understanding what our customers value, we develop offerings which meet their needs and generate superior returns for Rio Tinto. Competitively positioning our businesses in their markets is based on a robust, fact based five year marketing strategy supported by rigorous tactical execution. Effective supply chain integration with our operations and Rio Tinto Marine ensures that we meet customer needs and create value for ourselves by supplying the right products and services at the right time to the right place. While market conditions in 2009 are some of the most challenging we have seen, our investment in sales and marketing capability will ensure that we meet the revenue challenge of the down-cycle while retaining the flexibility to take advantage of future growth.

Rio Tinto 2008 Annual report     21

Core objectives and long term strategy continued

RIO TINTO’S STRATEGY MAP
   Strategic pillars

Health & safety	Operational & financial delivery	Growth & innovation	People	Communities & environment	Customers & markets

Our aspiration

An uncompromising approach to safety A zero harm environment Healthy employees, contractors and local communities	Consistent delivery of production targets Value based decision making Cash generative assets at all points in commodity cycle
Entrepreneurial developer and acquirer of value creating assets

Ability to capitalise on changes in the markets

Leader in developing and utilising new mining and processing technologies relevant to Rio Tinto’s orebodies
			Employer of choice High performing, engaged and flexible workforce Durable workforce that is well developed for future needs Global needs met with local employees	Developer of choice Well positioned for a carbon-priced world Respect for the environment and local communities	Supplier of choice Entry and growth in emerging markets Positioned to deliver products that underpin global economic growth Fact based marketing strategy and tactics

22      Rio Tinto 2008 Annual report

Key performance indicators

Rio Tinto’s core objective and long term strategy dictate key performance indicators (KPIs) that the Group monitors, targets and measures. These KPIs fulfil three roles:
•	To give senior management a means to evaluate the Group’s overall performance from an operational, growth and sustainable development perspective
•	To provide managers and their teams with clarity and focus on the areas that are critical for the successful achievement of the Group’s goals
•	To give guidance to the Remuneration committee for short term incentive plan calculation purposes
KPI trend data
The Group’s performance against each KPI is covered in detail in later sections of the Annual Report. Supporting the data is an explanation of the actions taken by management to maintain and improve the performance of each KPI.
THE GROUP KPIs

All injury frequency rate (AIFR)
Rio Tinto’s continuous focus on safety in the workplace means that the AIFR is one of the Group’s most important non financial KPIs.
     It is calculated based on the number of injuries per 200,000 man hours worked. This includes medical treatment cases, restricted work day and lost day injuries for employees and contractors.
See page 84

Total shareholder return (TSR)
TSR measures the Group’s performance against its peers in terms of shareholder wealth generation through dividends and the share price. Rio Tinto’s TSR is calculated by an independent third party. The Group’s TSR performance compared to the FTSE 100 index, the AX All Ordinaries index and the HSBC Global Mining index, as well as the relationship between TSR and executive remuneration, are shown on page 146 of the Remuneration report.
See page 34

Employee engagement
The employee engagement score measures how connected and committed our employees are to Rio Tinto. The first global employee engagement survey was completed in 2008 and this is the first year that the engagement score appears as a KPI. Employee responses to six questions in the survey combine to become the engagement score.
See page 85

Total greenhouse gas emissions efficiency
Rio Tinto accepts the urgent need for climate change action. Broadly consistent with the Greenhouse Gas Protocol of the World Business Council for Sustainable Development and the World Resources Institute, calculate total greenhouse gas emissions as direct emissions (Scope 1) plus emissions from imports of electricity (Scope 2), minus electricity and steam exports. Efficiency is a measure of changes in emissions per tonne of product resulting from operational performance improvement.
See page 81

Underlying earnings
Underlying earnings is the key financial performance indicator used across the Group. It is a measure of earnings that provides insight into the underlying business performance of the Group’s operations. Items excluded from net earnings to arrive at underlying earnings are explained in note 2 of the 2008 Full financial statements.
See page 34

Net debt
In December 2008, Rio Tinto announced its commitment to reduce net debt by US$10 billion in 2009, including US$8.9 billion in October 2009.
     Net debt is calculated as: the net total of borrowings, cash and cash equivalents, other liquid resources and derivatives related to net debt.

See page 93

Capital expenditure
Capital expenditure tracks new and continuing investment in value added sustaining and growth projects. The Group’s capital projects are listed on pages 29 and 30 in the Capital projects section.

See pages 29 and 30

Rio Tinto 2008 Annual report      23

Risk factors

The following describes some of the risks that could affect Rio Tinto. There may be additional risks unknown to Rio Tinto and other risks, currently believed to be immaterial, which could turn out to be material. These risks, whether they materialise individually or simultaneously, could significantly affect the Group’s business and financial results. They should also be considered in connection with any forward looking statements in this document and the cautionary statement on page 2.
     The following highlight the Group’s exposure to risk without explaining how these exposures are managed and mitigated or how some risks are both threats and potential opportunities.
The recent significant reduction in commodity prices and global demand for the Group’s products has had, and are expected to continue to have, a material adverse impact on the Group’s business, financial condition and results of operations.
Commodity prices, and demand for the Group’s products, are cyclical and influenced strongly by world economic growth, particularly in the US and Asia (notably China). The Group’s normal policy is to sell its products at prevailing market prices and not to enter into hedging arrangements relating to changes or fluctuations in such prices. Commodity prices have significantly declined recently and prices can fluctuate widely. Such fluctuations have impacted the Group’s recent trading and could have a material adverse impact on the Group’s revenues, earnings, cash flows, asset values and growth in the future. As a result of difficult market and general economic conditions (which may be long lasting and continue to deepen), there has also been reduced direct and indirect demand for the Group’s products and these declines have had, and are expected to continue to have, a material adverse impact on the Group’s revenues, earnings, cash flows, asset values and growth.
China is an important source of demand for the Group’s products and a reduction in the imports of the Group’s products by Chinese customers has had, and may continue to have, a material adverse effect on the Group’s results of operations.
As a result of the increasing importance of China as a source of demand for its products, in particular iron ore, the Group has recently been, and may continue to be, adversely affected by a reduction in the importation of its products by Chinese customers. In part as a result of weak demand from the slowing global economy, China’s economy grew at a slower rate in 2008 than in prior years. China remains the world’s largest importer of iron ore but the reduction in the growth rate of the Chinese economy and the sharp decline in Chinese steel output since October 2008 has contributed to a contraction in Chinese demand. Although the Group’s iron ore is predominantly sold to Chinese customers at fixed prices rather than at spot rates, these prices are subject to annual negotiations and the Group may not be able to negotiate favourable pricing when it renegotiates its annual iron ore contracts in the first half of 2009. In addition, if the Group’s Chinese iron ore customers are successful in sourcing iron ore domestically or from the Group’s competitors (particularly if volatility in the freight market impacts the competitiveness of the Group’s supply of iron ore), the Group may experience further weakened demand for its iron ore.
     The slowdown of China’s economy has also contributed to a contraction in demand and lower pricing for copper and aluminium. If Chinese customers’ demand for external sources of the Group’s products continues to weaken or does not recover, or Chinese customers source such products from the Group’s competitors, the Group’s business, results of operations, financial condition and prospects could continue to be materially adversely affected.
Failure to progress the divestment programme, complete the strategic partnership with Chinalco or raise additional capital from alternative sources may lead to the renegotiation of the Group’s US$40 billion syndicated credit facilities on more onerous terms.
In July 2007, in connection with its acquisition of Alcan, the Group entered into syndicated credit facilities of up to US$40 billion, which have principal repayments falling due in October 2009, October 2010 and October 2012. Following the acquisition, the Group announced its intention to reduce this debt by divesting some of its existing assets as well as the Packaging and Engineered Products units of Rio Tinto Alcan. In November 2007, the Group announced its intention to achieve at least US$15 billion of divestments and divested approximately US$2.6 billion at favourable prices in the first half of 2008. Deteriorating market conditions in the second half of 2008 and continued severe dislocation in global markets, made it increasingly difficult for buyers to raise finance to purchase Group assets. In October 2008, the Group announced it would review its 2008 targeted divestments given market conditions and made a further announcement about its targeted divestments on 12 December 2008.
     On 12 February 2009 the Group announced that it had entered into a transaction with Chinalco to forge a strategic partnership through the creation of joint ventures and the issuance of convertible bonds. The transaction is subject to the approval by Rio Tinto shareholders, governments and regulators.
     The timing and proceeds of divestments and the completion of the transaction with Chinalco are subject to uncertainty. The Group cannot anticipate when it will be able to reduce its borrowings through further asset divestments, if at all or be certain that the transaction with Chinalco will receive all requisite approvals or complete in a timely manner. If the Group is unable to access sufficient funds, to make the repayments under its credit facilities, it may not be able to fulfil its repayment obligations or may need to find an alternate source of financing, which may be on more onerous terms. The occurrence of any of these events may have a material adverse effect on the Group’s business, results of operations, financial condition, prospects and share prices.
     In addition, if the transaction with Chinalco does not complete it will result in the Group having to consider other strategic and financing options and under certain circumstances may result in the Group paying a break fee of US$195 million to Chinalco.
     Further details of the Group’s existing credit facilities are set out on page 93. Further details of the strategic partnership with Chinalco are set out on page 14.
Adverse economic and credit market conditions have materially adversely affected, and may continue to materially adversely affect, the Group’s ability to raise additional debt or equity.
At the time of the acquisition of Alcan, it was the Group’s intention to repay a portion of the US$40 billion Alcan credit facilities through the issuance of bonds. Accordingly, the Group issued a series of bonds in June 2008, and the aggregate net proceeds were applied in partial prepayment of the credit facilities maturing in October 2009. Deteriorating conditions in the credit markets since June 2008 have restricted the Group’s ability to access the credit markets on a commercially acceptable basis.
     The Group’s ability to raise additional debt and/or equity financing will also continue to be significantly influenced by, among other things, general economic conditions, developments in the credit markets, volatility in the equity markets,

24      Rio Tinto 2008 Annual report

investors’ desire to maintain cash and to assume additional levels of risk and the Group’s credit rating. If economic and credit conditions do not improve, the Group may not be able to raise debt and/or equity finance on attractive terms, or at all, and it may need to seek further financing from alternative sources. Alternative financing may also be on unfavourable terms. As a result, the Group’s business, results of operations, financial condition and prospects could be materially adversely affected.
The Group’s borrowing costs and its access to the debt capital markets depend both on its long term credit ratings, (which were recently downgraded), and on interest rate levels.
In December 2008, Moody’s downgraded the long term ratings of the Group from A3 to Baa1 and S&P downgraded its long term ratings from BBB+ to BBB and its short term corporate credit ratings from A-2 to A-3. Both Moody’s and S&P have retained a negative outlook in respect of its ratings and may downgrade the ratings of the Group again. Any current or future downgrades by credit rating agencies may increase the Group’s financing costs and limit or eliminate its access to the debt capital markets.
     Increases in interest rates are likely to increase the interest cost associated with the Group’s debt, 73 per cent of which is floating rate debt, and will increase the cost of future borrowings, which could affect the Group’s earnings and financial position. See also the risk factors relating to defined benefit pension plans on page 27.
Failure of the Group to make successful acquisitions and to effectively integrate its acquisitions could have a material adverse impact on the Group’s business and results of operations.
Business combinations entail a number of risks, including the ability of management to integrate effectively the businesses acquired with its existing operations (including the realisation of synergies), significant one time write offs or restructuring charges, difficulties in achieving optimal tax structures, and unanticipated costs. All of these may be exacerbated by the diversion of management’s attention away from other ongoing business concerns. The Group may also be liable for the past acts, omissions or liabilities of companies or businesses it has acquired, which may be unforeseen or greater than anticipated at the time of the relevant acquisition. Deterioration or reduced demand for the Group’s products could impact the Group’s estimated post tax synergies for the Alcan acquisition and have a material adverse impact on the Group’s results of operations.
The Group’s results of operations could be materially adversely affected by the impairment of assets and goodwill.
An asset impairment charge may result from the occurrence of unexpected adverse events that impact the Group’s estimates of expected cash flows generated from its assets. The Group was recently required and may again be required to recognise asset impairment charges, as a result of impairment indicators which could include a weak economic environment, challenging market conditions, fluctuations in long term commodity prices, changes to long term mine plans, mining properties and to characteristics of orebody (including the expected life of the orebody). The deteriorating global economic outlook and declines in commodity prices are likely to reduce the recoverable amount of the Group’s cash generating units and therefore may increase the Group’s impairment charges in the future.
     In accordance with IFRS, the Group does not amortise goodwill but rather tests it annually for impairment. Goodwill impairments cannot be reversed. The Group tested goodwill arising from the Alcan acquisition for impairment and recorded a goodwill impairment charge of US$6.6 billion for the year ended 31 December 2008.
     In November 2007, the Group initially determined goodwill based on provisional fair values, and finalised the fair value determinations within 12 months of the date it acquired Alcan. Following this determination, the Group adjusted the value of goodwill arising from the Alcan acquisition to US$20.1 billion.
     The Group will continue to test goodwill and may, in the future, record additional impairment charges. This could result in the recognition of impairment losses which could be significant and which could have a material adverse effect on the Group’s results of operations. Further details on impairments are set out on page 100.
Rio Tinto is exposed to fluctuations in exchange rates that could have a material adverse impact on the results of its operations.
The majority of the Group’s sales are denominated in US dollars. The Group also finances its operations and holds surplus cash primarily in US dollars. Given the dominant role of the US dollar in the Group’s operations it is the currency in which its results are presented both internally and externally. The Group also incurs costs in US dollars but significant costs are influenced by the local currencies of the territories in which its ore reserves and other assets are located. These currencies are principally the
Australian dollar, Canadian dollar and Euro. The Group’s normal policy is not to enter into hedging arrangements relating to changes or fluctuations in foreign exchange rates. As a result, if there is an appreciation in the value of these currencies against the US dollar or prolonged periods of exchange rate volatility these changes may have a material adverse impact on the Group’s results of operations.
If the Group does not significantly reduce its business and operating costs, its business and results of operations may suffer materially.
On 10 December 2008, the Group announced that it had undertaken a review of its controllable operating expenditure and intended to reduce operating and functional costs by at least US$2.5 billion per annum by the end of 2010 based on 2008 production rates and constant exchange rates and oil prices. To achieve this targeted reduction, the Group intends to reduce global headcount by approximately 14,000 roles. However, as a result of continuing market conditions, the Group may need to reduce operating expenditure further. The Group also intends to consolidate some of its offices, accelerate the outsourcing and offshoring of IT and procurement and defer certain exploration and evaluation expenditure. If the Group experiences delays in implementing these measures or if the Group does not realise the cost savings or operating efficiencies it anticipates, this could have a material adverse effect on the Group’s results of operations.
     In the event that demand subsequently increases and the Group seeks to raise production levels to respond, its ability to take advantage of the increased demand may be constrained and operating costs may increase significantly, which could have a material adverse effect on the Group’s business and results of operations.

Rio Tinto 2008 Annual report     25

Risk factors continued

The Group’s business and growth prospects may be negatively impacted by reductions in its capital expenditure programme.
The Group requires substantial capital to invest in greenfield and brownfield projects and to maintain and prolong the life and capacity of its existing mines. The recently announced reductions in capital expenditure relate to the cancellation of, or slowing work on, certain projects and the deferral of others until at least the Group is satisfied that market conditions and commodity prices have sufficiently recovered and sufficient cash for investment is available. The Group may reduce its capital expenditure further in light of various considerations such as expected global demand for its products, the level of commodity pricing and the Group’s resources, which may negatively impact the timing of the Group’s growth and future prospects.
     If commodity markets improve, the Group’s ability to take advantage of that improvement may be constrained by earlier capital expenditure restrictions and the long term value of its business could be adversely impacted.
     The Group’s position in relation to its competitors may also deteriorate. Competitors may have sufficient funds or access to capital and be better positioned to respond quickly to changes in commodity prices or market conditions generally.
     The Group may also need to address commercial and political issues in relation to its reductions in capital expenditure in certain of the jurisdictions in which it operates. If the Group’s interest in its joint ventures is diluted or it loses key concessions or if it is prevented from reducing capital expenditure commitments in the relevant jurisdiction, its growth could be constrained. Any of the foregoing could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.
The Group’s exploration and development of new projects might be unsuccessful, expenditures may not be fully recovered and depleted ore reserves may not be replaced.
The Group develops new mining properties and expands its existing operations as a means of generating shareholder value. The Group seeks to identify new mining properties through its exploration programme. The Group has also undertaken the development or expansion of other major operations. There is no assurance, however, that such expenditure will be recouped or that depleted ore reserves will be replaced.
Political, legal and commercial instability or community disputes in the countries and territories in which the Group operates could affect the viability of its operations.
The Group has operations in jurisdictions with varying degrees of political, legal and commercial stability. Administrative change, policy reform, changes in law or governmental regulations can result in civil unrest, expropriation, or nationalisation. Renegotiation or nullification of existing agreements, leases and permits, changes in fiscal policies (including increased tax or royalty rates) or currency restrictions are all possible consequences. Commercial instability caused by bribery and corruption in their various guises can lead to similar consequences. The consequences of such instability or changes could have a material adverse effect on the profitability, the ability to finance or, in extreme cases, the viability of an operation.
     Some of the Group’s current and potential operations are located in or near communities that may regard such an operation as having a detrimental effect on their environmental, economic or social circumstances. The consequences of community reaction could also have a material adverse impact on the cost, profitability, ability to finance or even the viability of an operation. Such events could lead to disputes with national or local governments or with local communities and give rise to material reputational damage. If the Group’s operations are delayed or shut down as a result of political and community instability, its revenue growth may be constrained and the long-term value of its business could be adversely impacted.
The Group’s land and resource tenure could be disputed resulting in disruption and/or impediment in the operation or development of a resource.
The Group operates in several countries where title to land and rights in respect of land and resources (including indigenous title, particularly in Australia and Canada) may be unclear and may lead to disputes over resource development. Such disputes could disrupt or delay relevant mining projects and/or impede the Group’s ability to develop new mining properties and may have a material adverse effect on the Group’s results of operations and/or prospects.
The Group’s operations are resource intensive and changes in the cost and/or interruptions in the supply of energy, water, fuel or other key inputs could adversely affect their economic viability.
The Group’s operations are resource intensive and, as a result, its costs and net earnings may be adversely affected by the availability or cost of energy, water, fuel or other key inputs. If the current downward trend in energy prices reverses, carbon trading schemes or carbon taxes begin to apply to the Group’s operations or if the Group experiences interruptions in, or constraints on, its supply of energy, water, fuel or other key inputs, the Group’s costs could increase and its results could be materially adversely affected.
Increased regulation of greenhouse gas emissions could adversely impact the Group’s cost of operations.
Rio Tinto’s smelting and mineral processing operations are energy intensive and depend heavily on fossil fuels. Increasing regulation of greenhouse gas emissions, including the progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets, in numerous jurisdictions in which the Group operates is likely to raise energy costs and costs of production to a material degree over the next decade. Regulation of greenhouse gas emissions in the jurisdictions of the Group’s major customers and in relation to international shipping could also have an adverse effect on the demand for the Group’s products.
Estimates of ore reserves are based on certain assumptions and so changes in such assumptions could lead to reported ore reserves being restated.
There are numerous uncertainties inherent in estimating ore reserves (including subjective judgments and determinations based on available geological, technical, contracted and economic information) and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may result in the reserves ceasing to be economically viable. This may, ultimately, result in the reserves needing to be restated. Such changes in reserves could also impact depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs.

26     Rio Tinto 2008 Annual report

The Group’s net earnings are sensitive to the assumptions used for valuing defined benefit pension plans and post retirement healthcare plans.
Certain of the Group’s businesses sponsor defined benefit pension plans. The pension expense reported in respect of those plans is sensitive to the assumptions used to value the pension obligations and also to the underlying economic conditions that influence those assumptions. Changing economic conditions and in particular poor pension investment returns may require the Group to make substantial cash contributions to these pension plans.
      Actual investment returns achieved compared to the amounts assumed within the Group’s reported pension expense was as follows:

US$ millions	2008	2007	2006	2005	2004

Expected return on plan assets	1,000	550	326	306	263
Actual return on plan assets	(2,910)	442	664	529	650
Difference between the expected and actual
return on plan assets: (Loss)/gain (US$ million)	(3,910)	(108)	338	223	387
Difference as a percentage of plan assets	(37%)	(1%)	6%	4%	8%

As at 31 December 2008, the Group had estimated pension liabilities (on an IAS19 accounting basis) of US$ 13.1 billion and assets of US$10.5 billion. After excluding those pension arrangements deliberately operated as unfunded arrangements, representing liabilities of US$0.9 billion, the global funding level for pension liabilities (on an IAS19 basis) was approximately 86 per cent. If the funding level materially deteriorates further cash contributions from the Group may be needed, subject to local requirements.
     The long term credit ratings of the Group were downgraded in December 2008. See earlier risk factor relating to credit ratings. If the Group’s long term credit ratings are downgraded by Moody’s by another two levels to Baa3, Rio Tinto would be required to make a one off cash payment to the Rio Tinto Pension Fund (UK) to bring the funding level up to 100 per cent on the funding basis agreed with the trustees, or offer an alternative form of security. As at 31 December 2008, the funding deficit was estimated to be £108 million (US$ 156 million). If the Group is required to make such substantial cash contributions to its pension plans, its financial position and results could be adversely affected.
Labour disputes could lead to lost production and/or increased costs.
Some of the Group’s employees, including employees in non managed operations, are represented by labour unions under various collective labour agreements. The Group may not be able to satisfactorily renegotiate its collective labour agreements when they expire and may face tougher negotiations or higher wage demands than would be the case for non-unionised labour. In addition, existing labour agreements may not prevent a strike or work stoppage at its facilities in the future, and any strike or other work stoppage could have a material adverse effect on the Group’s earnings and financial condition.
The Group is dependent on the continued services of key personnel.
The Group’s ability to maintain its competitive position and to implement its business strategy is dependent on the services of its personnel, including key engineering, managerial, financial, commercial, marketing and processing personnel and the maintenance of good labour relations. The loss or diminution in the services of such key personnel, particularly as a result of a reduction in headcount, an inability to attract and retain additional staff, or if the Group does not have a competitive remuneration structure, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.
     Competition for personnel with relevant expertise and experience of international best practice in certain of the jurisdictions in which the Group operates, especially for positions in engineering, mining, metallurgy and geological sciences, is intense due to the small pool of qualified individuals and strong demand for such individuals. This may affect the Group’s ability to retain its existing senior management, marketing and technical personnel and attract additional qualified personnel on appropriate terms or at all.
Some of the Group’s technologies are unproven and failures could adversely impact costs and/or productivity.
The Group has invested in and implemented information systems and operational initiatives. Some aspects of these technologies are unproven and the eventual operational outcome or viability cannot be assessed with certainty. Accordingly, the costs, productivity and other benefits from these initiatives and the consequent effects on the Group’s future earnings and financial results may vary widely from present expectations. If the Group’s technology system fails to realise the anticipated benefits, there is no assurance that this would not result in increased costs, interruptions to supply continuity, failure for the Group to realise its production or growth plans or some other adverse affect on operational performance.
The Group’s mining operations are vulnerable to natural disasters, operating difficulties and infrastructure constraints that could have a material impact on its productivity and not all of which are covered by insurance.
Mining operations are vulnerable to natural disasters, including earthquakes, drought, floods, fire, tropical storms and the physical effects of climate change. Operating difficulties, such as unexpected geological variations that could result in significant failure, could affect the costs and viability of its operations for indeterminate periods. Furthermore, downstream activities such as smelting and refining are dependent upon mine production. The Group’s insurance coverage can provide protection from some, but not all, of the costs that may arise from unforeseen events.
     The Group requires reliable roads, rail networks, ports, power sources and water supplies to access and conduct its operations. The availability and cost of this infrastructure affects capital and operating costs and the Group’s ability to maintain expected levels of production and sales. In particular, the Group transports a large proportion of its products by sea. The Group competes with a number of other exporters for limited storage and berthing facilities at ports, which can result in delays in loading the Group’s products and expose the Group to significant delivery interruptions.
     Limitations, or interruptions in, rail or shipping capacity at any port, including as a result of third parties gaining access to the Group’s integrated infrastructure, could impede the Group’s ability to deliver its products on time. This could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.
     The Group’s insurance does not cover

Rio Tinto 2008 Annual report     27

Risk factors continued

every potential risk associated with its operations. Adequate coverage at reasonable rates is not always obtainable. In addition, the Group’s insurance may not fully cover its liability or the consequences of any business interruptions such as equipment failure or labour dispute. The occurrence of a significant adverse event not fully or partially covered by insurance, could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.
The Group’s costs of close down and restoration, and for environmental clean up, could be higher than expected due to unforeseen changes in legislation, standards and techniques. Underestimated or unidentified costs could have a material adverse impact on the Group’s reputation and results of operations.
Close down and restoration costs include the dismantling and demolition of infrastructure and the remediation of land disturbed during the life of mining and operations. Estimated costs are provided for over the life of each operation based on the net present value of the close down and restoration costs. The estimated costs are updated annually but the provisions might prove to be inadequate due to changes in legislation, standards and the emergence of new restoration techniques. Furthermore the expected timing of expenditure could change significantly due to changes in commodity prices which might substantially curtail the life of an operation. The total provisions as at 31 December 2008 amounted to US$6,011 million (2007 restated: US$6,228 million) as set out in note 27 to the financial statements. These provisions could, however, be insufficient in relation to the actual cost of restoration or the cost of remediating or compensating damage including to land or other elements of the environment outside the site boundary. Any underestimated or unidentified close down and restoration costs could have a material and adverse impact on the Group’s reputation as well as its asset values, earnings and cash flows.
Joint ventures and other strategic partnerships may not be successful and non managed projects and operations may not comply with the Group’s standards and as a consequence may adversely affect its reputation and the value of such projects and operations.
The Group participates in several joint venture arrangements and it may enter into further joint ventures in the future. Although the Group has, in relation to its existing joint ventures, sought to protect its interests, joint ventures necessarily involve special risks. Whether or not the Group holds majority interests or maintains operational control in its joint ventures, its partners may:
•	have economic or business interests or goals that are inconsistent with or opposed to those of the Group;

•	exercise veto rights so as to block actions that the Group believes to be in its or the joint venture’s best interests;

•	take action contrary to the Group’s policies or objectives with respect to its investments; or

•	as a result of financial or other difficulties, be unable or unwilling to fulfil their obligations under the joint venture or other agreements, such as contributing capital to expansion or maintenance projects.
Where projects and operations are controlled and managed by the Group’s partners, the Group may provide expertise and advice, but it has limited control with respect to compliance with its standards and objectives. Improper management or ineffective policies, procedures or controls could adversely affect the value of the related non managed projects and operations and, by association, damage the Group’s reputation and thereby harm the Group’s other operations and access to new assets.
Health, safety, environmental and other regulations, standards and expectations evolve over time and unforeseen changes could have an adverse effect on the Group’s earnings and cash flows.
Rio Tinto operates in an industry that is subject to numerous health, safety and environmental laws, regulations and standards as well as community and stakeholder expectations. The Group is subject to extensive governmental regulations in all jurisdictions in which it operates. Operations are subject to general and specific regulations governing mining and processing, land tenure and use, environmental requirements (including site specific environmental licences, permits and statutory authorisations), workplace health and safety, social impacts, trade and export, corporations, competition, access to infrastructure, foreign investment and taxation. Some operations are conducted under specific agreements with respective governments and associated acts of parliament but unilateral variations could diminish or even remove such rights. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs, all of which can have a material and adverse effect on earnings and cash flows.

28     Rio Tinto 2008 Annual report

Capital projects

Rio Tinto has committed to reduce net debt by US$10 billion in 2009
On 10 December 2008, Rio Tinto announced the following key initiatives and commitments to reduce net debt by US$10 billion in 2009, including US$8.9 billion due in October 2009:
•	Reduction of net capital expenditure for 2009 from over US$8.5 billion to
US$4 billion, while retaining future growth options.

•	Capital expenditure to be reduced to sustaining levels in 2010 in the absence of an improvement in commodity market conditions.

•	Reduction of controllable operating costs by at least US$2.5 billion per annum in 2010.
•	Reduction in global employment levels of 14,000 roles (8,500 contractor and 5,500 employees).

•	Expanded scope of assets targeted for divestment including significant assets not previously highlighted for sale.
The focus for 2009 is expected to be on the following capital projects:

CAPITAL PROJECTS
Rio Tinto share 100% unless stated

	Previously	Estimated capital	Status/milestones
	announced	spend in 2009
	approval (100%)	(100%)

Completed in 2008

Aluminium – Development of the 360,000 tonne per annum greenfield Sohar smelter in Oman (Rio Tinto 20%).	US$1,700m		Approved in February 2005, first hot metal was produced in June 2008.

Aluminium – Aluminium Spent potlining recycling plant in Quebec (Rio Tinto 100%).	US$225m		Approved in September 2006, the plant commenced operations in June 2008.

Titanium dioxide – Construction by QMM (Rio Tinto 80%) of a greenfield ilmenite operation in Madagascar and associated upgrade of processing facilities at QIT in Canada.	US$1,000m		Construction is substantially complete. First production of ilmenite took place at the end of 2008.

Iron ore – Cape Lambert port expansion (Rio Tinto 53%) from 55 to 80 million tonnes per annum and additional rolling stock and infrastructure.	US$952m		Approved in January 2007, the project was completed at the end of 2008, ahead of time and within budget. Progressive capacity will ramp up in the first half of 2009.

Ongoing

Iron ore – expansion of Pilbara iron ore mines and infrastructure to 220mtpa and beyond.	US$3,600m	US$900m	Expansion of Hope Downs from 22mtpa to 30mtpa (US$350 million on 100% basis – Rio Tinto share is 50%) is expected to be completed during the first quarter of 2009. Further capital expenditure is required to maintain the capacity of the Pilbara mines at 220mtpa.

Alumina – expansion of Yarwun alumina refinery from 1.4 to 3.4mtpa.	US$1,800m	US$650m	The expansion of Yarwun will be reviewed in light of the proposed strategic partnership with Chinalco. Subject to a commercial agreement with Chinalco (50% share) it will make its first shipment in the second half of 2011 and complete the project in the second half of 2011.

Alumina – expansion of the Gove alumina refinery from 2.0 to 3.0mtpa.	US$2,300m	US$100m	Gove is expected to reach a 3.0mtpa operating rate in 2009.

Diamonds – Argyle underground development and open pit cutback.	US$1,500m	US$78m	In January 2009 Rio Tinto announced that the Argyle underground mining project will be slowed to critical development activities. Full production is expected to take place in 2013.

Diamonds – Diavik (Rio Tinto 60%) underground development.	US$787m	US$88m	The project has been slowed with first underground production expected to commence in the fourth quarter of 2009.

Rio Tinto 2008 Annual report     29

Capital projects continued

CAPITAL PROJECTS CONTINUED
Rio Tinto share 100% unless stated

	Previously	Estimated capital	Status/milestones
	announced	spend in 2009
	approval (100%)	(100%)

Coking coal – Kestrel (Rio Tinto 80%) extension and expansion.	US$991m	US$30m	The project has been slowed to critical development activities. Coking coal production at Kestrel is forecast to reduce by 15 per cent in 2009 in response to the slowdown in the global steel industry.

Thermal coal – Clermont (Rio Tinto 50.1%) replacement of Blair Athol.	US$1,290m	US$300m	The project remains on track with first coal expected in the first quarter of 2010, ramping up to full capacity of 12.2mtpa by 2013.

Molybdenum – Construction of a new Molybdenum Autoclave Process (MAP) facility at Kennecott Utah Copper.	US$270m	US$20m	The project has been delayed but the option to re-start development has been retained.

Aluminium – modernisation of the Kitimat aluminium smelter in British Columbia, Canada.	US$300m	US$100m	Further approval was given in October 2008 bringing the current project funding total to over US$500 million. The overall project timing has been prolonged.

Aluminium – construction of a new 225MW turbine at the Shipshaw power station in Saguenay, Quebec, Canada.	US$228m	US$100m	Approved in October 2008, the project remains on track and is expected to be completed in December 2012.

Aluminium – Arvida pilot plant using groundbreaking AP50 smelting technology.	US$444m	US$100m	The overall project timing has been prolonged.

Nickel – Development of Eagle mine in Michigan, US.	US$297m	US$9m	The project has been deferred until market conditions recover and local permitting is completed.

The previously announced iron ore expansion at Iron Ore Company of Canada (US$768 million for phases one and two) has been suspended until market conditions recover.
     In January 2009 Rio Tinto announced the postponement of the US$371 million Automated Train Operations programme in Western Australia and the suspension of the Northparkes US$229 million E48 block cave project.
     Sustaining capital expenditure in 2009 for the Group is estimated to be approximately US$2.0 billion.
Capital expenditure plans for 2010 will be reviewed throughout the year, assessing current and future market conditions. Capital expenditure levels will be reduced towards sustaining capital levels, if current demand and pricing weakness continues.
     Evaluation work at many of the advanced projects, notably Simandou, La Granja and Resolution has been considerably scaled back in light of current economic conditions.
     The central exploration budget for 2009 has been cut by approximately 60 per cent to US$100 million.

DIVESTMENTS

Silver, Zinc – Greens Creek mine (Rio Tinto 70%)	US$750m	Sale completed to Hecla Mining, the Group’s minority partner.

Gold – Cortez Joint Venture (Rio Tinto 40%)	US$1,700m	Sold to Barrick Gold, the Group’s partner, for cash plus a deferred bonus payment and a contingent royalty interest.

30     Rio Tinto 2008 Annual report

Outlook for 2009

Following the sharp decline in industrial output during the second half of 2008, many metals markets have entered 2009 with prices at their lowest level in several years. Whilst the precise shape and length of the current downturn is uncertain, economic activity continues to decline and forward indicators suggest any recovery is unlikely to begin until the second half of the year. The current pace of contraction is such that a large body of commentators expect the world economy in 2009 to record its first year on year fall since the Second World War.
     This poor macroeconomic outlook prevails despite government attempts to bolster economic activity through fiscal spending and tax reductions as well as reducing interest rates and injecting cash into lending markets. However, lower equity and housing prices are putting downward pressure on indebted consumers and expectations of a prolonged downturn and tighter access to finance are holding back investment and trade.
     Even when a recovery does take place the strength of the upturn may be muted. Recessions associated with reduced credit and declines in house and equity values are typically deeper and are longer than other downturns. Deleveraging of balance sheets, the need to rebuild savings and for governments to eventually rein in ballooning fiscal deficits will restrict future rates of growth.
     In the case of the Chinese economy, which now accounts for one third of commodity consumption and to which metals markets are therefore particularly exposed, growth came to a standstill towards the end of 2008. Projections for 2009 have fallen alongside this observed slowdown and greater recognition of trade and investment linkages to other parts of the world. The central government has responded aggressively, announcing a four trillion renminbi (US$585 million) stimulus package last November.
     This has a particular focus on metals intensive public infrastructure spending. Reductions in interest rates and easing in bank reserve ratios will also allow for greater lending whilst cuts in taxes will be additional contributions to the direct spending stimulus. But whilst these measures will be supportive there are significant headwinds from weaker export demand. An inventory overhang is expected to hold back any immediate recovery in housing activity.
     Chinese metals demand is expected to rise at a single digit rate in 2009. This is much slower than the over 20 per cent rates of growth realised in recent years and will not be enough to offset a much bigger decline in consumption in other markets. These headline annual changes mask a quarterly pattern of improvement in metals demand over the course of the year but given the development of a large stock and capacity overhang, even with this profile, prices seem unlikely to be able to stage much of a rebound during 2009.
     More positively, despite reductions in costs, many metals prices are now below the operating costs of marginal industry producers and the supply side of the industry is responding. This suggests that further downside risk to prices is becoming limited.
     Spot prices in bulk commodity markets are currently below benchmark price levels set in the first half of 2008. However, the outcome of price negotiations for the 2009/10 marketing year will depend on the extent and timing of any recovery in spot markets as destocking cycles end and economic growth bottoms out.

Rio Tinto 2008 Annual report     31

The Palabora mine in the Limpopo region of South Africa has been producing and refining copper since 1956. Although Palabora is already a long life operation, it continues to provide future opportunities for the Group through the development of block caving capabilities, providing technological expertise which can be applied at underground copper projects such as Oyu Tolgoi, Resolution and Bingham Canyon.

Performance

Perfomance

Key performance and operational highlights by product group and function together with a review of the Group's contribution to sustainable development

Group financial performance	34
Aluminium	38
Copper & Diamonds	46
Energy & Minerals	58
Iron Ore	66
Exploration	73
Technology & Innovation	76
Other operations	78
Sustainable development	80

Long life assets

Rio Tinto

Group financial performance

The Group uses a number of key performance indicators (KPIs) to monitor financial performance. These are described on page 23

KPI	2008	2007	2006	2005	2004
	US$m	US$m	US$m	US$m	US$m

Underlying earnings	10,303	7,443	7,338	4,955	2,272

Net debt	38,672	45,191	2,437	1,313	3,809

Capital expenditure		The Group’s capital projects are listed on pages 29 and 30 of the Annual report

Total shareholder return (‘TSR’)	(71.3)%	91.8%	7.6%	78.4%	3.0%

Acquisition of Alcan
During 2007, the Group acquired 100 per cent of the issued share capital of Alcan Inc. Alcan’s results have been included for the entire year ended 31 December 2008 whereas in 2007 Alcan’s results were included from 24 October 2007. This has had a significant effect on comparability of the two periods.
Net earnings and underlying earnings
Both net earnings and underlying earnings deal with amounts attributable to equity shareholders of Rio Tinto. However, IFRS requires that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. The profit for the period is reconciled to net earnings and to underlying earnings as follows:

	2008	2007	2006
	US$m	US$m	US$m

Profit for the year from continuing operations	5,436	7,746	7,867
Loss after tax from discontinued operations	(827)	–	–

Profit for the year	4,609	7,746	7,867
Attributable to outside equity shareholders	(933)	(434)	(429)

Attributable to equity shareholders of Rio Tinto (net earnings)	3,676	7,312	7,438
Exclusions from underlying earnings (page 37)	6,627	131	(100)

Underlying earnings attributable to shareholders of Rio Tinto	10,303	7,443	7,338

2008 financial performance compared
with 2007
2008 underlying earnings of US$10,303 million were US$2,860 million above and US$3,636 million below the comparable measures for 2007. The principal factors explaining the movements are set out in the table below.

Changes in underlying earnings and net earnings 2007–2008		Underlying	Net
		earnings	earnings
		US$m	US$m

2007 Underlying earnings and net earnings		7,443	7,312
Effect of changes in:
Prices	4,983
Exchange rates	299
Volumes	233
General inflation	(336)
Energy	(219)
Other cash costs	(882)
Exploration and evaluation costs (net of disposals of exploration properties)	(47)
Interest/tax/other	(1,171)
Total change in underlying earnings		2,860	2,860
Profits on disposal of interests in businesses			1,469
Impairment (charges) less reversals			(8,293)
Exchange differences and gains/losses on derivatives			653
Other, including divestment and takeover defence costs			(325)

2008 Underlying earnings and net earnings		10,303	3,676

34     Rio Tinto 2008 Annual report

The effect of price movements on all major commodities was to increase earnings by US$4,983 million compared with 2007. Prices for the Group’s major traded products remained strong for the first nine months of the year in an environment of favourable economic conditions and strong demand. However, these favourable market conditions came to an end at the end of the third quarter of 2008, as significant financial turbulence led to sharp declines in the rate of global demand for commodities and in the price of most of the Group’s principal products. The table below shows average prices for 2008 and 2007 and the 2008 year end price for the principal commodities for which the Group receives payments based on spot market pricing:

Commodity	Year end price 2008	Average price 2008	Average price 2007

Copper (USc/lb)	131.6	319.5	323.7
Aluminium (USc/lb)	66.0	117.7	119.8
Gold (US$/oz)	865	872	691
Molybdenum (US$/lb)	9.5	30.8	29.9

Rio Tinto negotiated strong benchmark pricing levels for its iron ore production, with effect from 1 April 2008. Agreements were reached with major iron ore customers for a 96.5 per cent increase for lump ore and 79.88 per cent increase for fines for the 2008 contract year, representing an 85.7 per cent weighted average increase. Since the beginning of the third quarter of 2008, the spot price for iron ore has suffered a decline similar to the commodities listed above. However Rio Tinto’s exposure to this decline was ameliorated by its long term contract portfolio.
     Contract prices for the seaborne thermal and coking coal markets reflected strong demand and tight supply.
     Aluminium inventories were written down by US$185 million at the year end to reflect realisable values.
     There was a sharp appreciation of the US dollar in late 2008 relative to the currencies in which Rio Tinto incurs the majority of its costs. However, the effect on average exchange rates for the year was not significant compared with 2007. In 2008, the Australian and Canadian dollars strengthened in the first half of the year and then weakened sharply in the second half such that the average exchange rate for both currencies for 2008 was within one per cent of the prior year. The effect of all currency movements was to increase underlying earnings relative to 2007 by US$299 million.
     Higher sales volumes from iron ore growth projects, coking and thermal coal and the inclusion of a full year of Alcan’s operations were partly offset by lower copper and gold volumes at Escondida, Kennecott Utah Copper, Grasberg and Northparkes. The overall impact of all volume movements was an increase of US$233 million relative to 2007.
     The Group continued to invest further in the future development of the business with an increased charge to underlying earnings of US$530 million from exploration and evaluation costs. In line with Rio Tinto’s policy, the US$483 million gain on disposal of the Kintyre undeveloped property has been recognised within underlying earnings. The net impact on underlying earnings from the change in exploration and evaluation costs was a decrease of US$47 million compared with 2007. Increased energy costs reduced underlying earnings by US$219 million. Higher freight, contractor, maintenance and input costs were experienced throughout the Group, notably in the Energy & Minerals and Copper & Diamonds product groups, as industry supply constraints persisted.
     The effective tax rate on underlying earnings, excluding equity accounted units, was 31.6 per cent compared with a rate of 25.7 per cent in 2007. The increase compared with 2007 relates to the absence of the 2007 Canadian tax rate benefit, the adverse impact in 2008 of foreign exchange movements, particularly the revaluation of Canadian dollar denominated tax balances, and increased expenditure in 2008 on growth projects on which no tax relief is recognised.
     The Group interest charge was US$765 million higher than in 2007, mainly reflecting a full year of increased net debt following the acquisition of Alcan. The debt under the Alcan acquisition facilities continues to incur an interest rate of 30 to 40 basis points over US$ LIBOR.
2007 financial performance
compared with 2006
Net earnings of US$7,312 million in 2007 were US$126 million below 2006, a decrease of two per cent. Underlying earnings of US$7,443 million were US$105 million above 2006, an increase of one per cent. Underlying earnings per share increased by five per cent in 2007 reflecting the lower number of shares resulting from the share buyback programme in the first half of the year. The principal factors explaining the changes in net earnings and underlying earnings are shown in the table on the next page.

Rio Tinto 2008 Annual report     35

Group financial performance continued

Changes in underlying earnings and net earnings 2006–2007

		Underlying	Net
		earnings	earnings
		US$m	US$

2006 Underlying earnings		7,338	7,438
Effect of changes in:
Prices	1,364
Exchange rates	(403)
Volumes	516
General inflation	(218)
Cash costs	(442)
Non cash costs	(201)
Exploration, evaluation and technology costs (net of disposals of exploration properties)	(309)
Tax/other	(202)
Total change in underlying earnings		105	105
Impairment (charges) less reversals			(157)
Exchange differences and gains/losses on derivatives			176
Other, including non recurring consequences of Alcan acquisition			(250)

2007 underlying earnings and net earnings		7,443	7,312

The effect of price movements on all major commodities was to increase earnings by US$1,364 million. Prices for the major products remained strong throughout the year and were higher overall than those experienced in 2006: average copper prices were six per cent higher whilst average aluminium prices were three per cent higher. The strength of the global iron ore market was reflected in the 9.5 per cent increase in the benchmark price, mainly effective from 1 April 2007. The seaborne thermal and coking coal markets were also strong and strengthened further in the second half.
     Molybdenum prices averaged US$30/lb throughout 2007, an increase of 20 per cent compared with the prior year.
     There was significant movement in the US dollar in 2007 relative to the currencies in which Rio Tinto incurs the majority of its costs. The Australian dollar was 11 per cent stronger, the Canadian dollar was six per cent stronger and the South African rand four per cent weaker. The effect of all currency movements was to decrease underlying earnings relative to 2006 by US$403 million.
     Higher sales volumes predominantly from growth projects increased underlying earnings by US$516 million compared with 2006. The ramp up of new projects in iron ore (including the Yandicoogina and brownfields expansions), higher volumes of copper in concentrate at Escondida from improved grades, higher refined copper sales from the Kennecott Utah Copper smelter operating at close to capacity and higher diamond grades at Diavik were the main contributors.
     The Group continued to invest further in the future development of the business with an increased charge to underlying earnings of US$309 million from exploration, evaluation and technology costs. Higher freight and demurrage costs and increased energy costs reduced underlying earnings by US$163 million and US$82 million, respectively. Significant shipping congestion at the port of Newcastle affected coal sales with a resulting impact on costs at Rio Tinto Coal Australia, through higher demurrage and a higher unit cost of sale. General inflation and mining inflation increased costs by US$218 million and US$140 million respectively as higher contractor, maintenance and input costs were experienced throughout the Group, notably in the iron ore and copper operations, as industry supply constraints persisted.
     An increase in non cash costs reduced 2007 earnings by US$201 million compared with 2006, following the completion of several large capital investment projects.
     The effective tax rate on underlying earnings, excluding equity accounted units, was 25.7 per cent compared with 24.2 per cent in 2006. The tax charge in 2007 was reduced by US$392 million as a result of the impact of the reduction in the Canadian tax rate enacted in December 2007 on deferred tax provisions. The 2006 tax rate benefited from US$335 million of US Alternative Minimum Tax credits, which were recognised on the balance sheet as a result of improved prospects for recovery of these from future taxable earnings from the Group’s US operations, as well as the utilisation of US$140 million of previously unrecognised tax assets.
     Alcan’s contribution to underlying earnings for the nine weeks to 31 December 2007 was US$424 million, including a benefit relating to the change in the Canadian tax rate as described above. Exploration divestments increased 2007 underlying earnings by US$139 million relative to 2006. A higher interest charge from an increase in net debt following the Alcan acquisition reduced earnings by US$248 million relative to 2006. These variances and the tax variances referred to above are included within the US$202 million adverse variance for ‘Tax/other’.
Exclusions from underlying earnings 2006-2008
Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are summarised in the discussion of year on year results below.

36     Rio Tinto 2008 Annual report

Exclusions from underlying earnings 2006-2008	2008	2007	2006
	US$m	US$m	US$m

Profit less losses on disposal of interests in businesses	1,470	1	3
Impairment charges less reversals	(7,579)	(113)	44
Impairment of discontinued operations	(827)	–	–
Exchange gains/(losses) on external debt and intragroup balances	960	156	(14)
Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting	(22)	34	30
Losses on commodity derivatives not qualifying for hedge accounting	(95)	–	–
Other exclusions	(534)	(209)	37

Total excluded in arriving at underlying earnings	(6,627)	(131)	100

Profit on disposal relates to the disposal of the Cortez gold mine and the Greens Creek silver/zinc/lead mine. These disposals were part of the previously announced divestment programme.
     During 2008 the Group incurred advisory and other costs related to the rejection by the board of the pre-conditional takeover proposal from BHP Billiton which was withdrawn in November. These costs totalled US$270 million (net of tax) in 2008 and have been excluded from underlying earnings. Other charges excluded from underlying earnings comprise costs relating to non recurring acquisitions, disposals and similar corporate projects.
     Of the Group’s total post tax impairment charge of US$8.4 billion (which includes US$0.8 million in respect of discontinued operations) US$$7.9 billion relates to the Group’s aluminium businesses including the Packaging unit.
     The acquisition price of Alcan anticipated significant growth in smelter and refinery capacity, but following the recent significant weakening in economic and market circumstances, many of these growth projects have been deferred. These deferrals, together with the weak economic environment and increases in input costs, have resulted in the impairment charge. The deferral of some of these projects will be reviewed in light of the strategic partnership with Chinalco announced on 12 February 2009.
     In measuring the amount of the impairment, the Group compared the carrying value of the upstream aluminium business with its value in use, assessed using discounted cash flow techniques. This follows the requirements of the accounting standards as, in the Group’s view, the upstream aluminium business’ fair value less cost to sell is lower than its value in use. For the purposes of the annual goodwill impairment test, goodwill was allocated to a group of cash generating units that includes both Alcan and the aluminium activities previously owned by Rio Tinto which are now managed as a single business.
     The impairment charge does not trigger the covenant under the Alcan acquisition facilities, which requires that the ratio of net debt to underlying EBITDA be no greater than 4.5 times.
     Exchange gains on external debt and intragroup balances of US$960 million relates to a gain of US$1.9 billion on Australian dollar intragroup liabilities, held by Group entities with a US dollar functional currency offset by a loss of US$1.7 billion on external US dollar debt held by an entity with an Australian dollar functional currency. The weakening of the Australian dollar against the US dollar, particularly towards the end of the year, led to these significant movements. The tax on exchange gains and losses includes a benefit of US$254 million through recovery of tax relating to the prior years. It also includes tax relief for losses on US dollar denominated debt. The pre-tax loss is offset by gains on intragroup balances which are largely not subject to tax.
     An impairment of discontinued operations of US$827 million relating to Packaging has been recognised outside of underlying earnings. As required by IFRS 5 – Non-current Assets Held-for-Sale and Discontinued Operations, the amount of this impairment was determined by reference to the Group’s best estimate of expected proceeds to be realised on the sale of Packaging, less an estimate of remaining costs to sell. The Packaging business has been valued based upon an assessment of its fair value, which is required because this business is presented as an Asset Held for Sale in the Group balance sheet. Engineered Products has also been valued based upon an assessment of its fair value, as the Group’s intention is to sell this group of businesses.
     In 2007 an impairment charge of US$328 million after tax was recognised at Argyle following a decline in value as a result of large increases in the estimated capital costs of the underground project. This was partly offset by the reversal of the residues of the impairments of Tarong Coal and Palabora.
     Other exclusions from underlying earnings in 2007, a charge of US$209 million, mainly comprised non recurring consequences of the Alcan acquisition, including integration costs. Of this total, US$146 million resulted from the sale of Alcan inventories that were revalued based on selling prices at the date of acquisition.

Group financial results by product group 2006–2008
	2008	2007	2006

Iron Ore	6,017	2,664	2,265
Aluminium	1,184	1,097	746
Copper & Diamonds	1,758	3,751	3,737
Energy & Minerals	2,887	687	899
Other operations	(52)	15	33
Other items	(337)	(526)	(241)
Exploration and evaluation	(124)	20	(84)
Net interest	(1,030)	(265)	(17)

Group underlying earnings	10,303	7,443	7,338
Exclusion from underlying earnings	(6,627)	(131)	100

Net earnings	3,676	7,312	7,438

Rio Tinto 2008 Annual report     37

Aluminium

Jacynthe Côté
Chief executive, Rio Tinto Alcan
The aluminium product group, Rio Tinto Alcan, is the global leader in the aluminium industry. Its operations, which are closely integrated across the world, include mining high quality bauxite, refining alumina for both primary aluminium production and specialty markets, and producing primary aluminium at some of the lowest cost, most technologically advanced aluminium smelters in the industry.

Rio Tinto Alcan is well regarded for its leadership in research and technology as well as its leading position in clean, hydroelectric generation. It has decided to divest its Engineered Products unit of seven downstream businesses, as well as the Packaging unit.
     At 31 December 2008, Rio Tinto Alcan’s bauxite production was the highest in the industry, at 35.0 million tonnes per annum, up from 31.4 million tonnes in 2007 (on a 12 month comparative basis). At the same time, Rio Tinto Alcan had a leading position in alumina refining and full ownership or participation in 24 aluminium smelters with a total annual capacity of nearly 4.2 million tonnes, the vast majority of which are located in OECD countries.
     In the current environment of weaker than average demand, the group retains a competitive advantage, as about two thirds of its aluminium is produced in the lowest cost segment of the industry and it is curtailing higher cost production. The favourable cost position, especially regarding energy inputs, will benefit it during the current global economic downturn.
     At 31 December 2008, Rio Tinto Alcan had operating assets of US$35,730 million (excluding Packaging), which accounted for 60 per cent of the Group’s operating assets and compared to US$43,885 million of operating assets at 31 December 2007. In 2008, Rio Tinto Alcan contributed US$23,839 million in revenue and US$1,184 million in underlying earnings, which accounted for 41 per cent and 12 per cent of the Group’s gross sales revenue and underlying earnings, respectively, compared to US$7,359 million of revenue and US$1,097 million of underlying earnings in 2007. The year 2008 was the first full 12 months of combined Rio Tinto and Alcan operations. At year end Rio Tinto Alcan employed approximately 39,000 people worldwide, excluding the Packaging unit.
     Jacynthe Côté, chief executive, Rio Tinto Alcan, succeeded Dick Evans who retired on 1 February 2009 and is based in Montreal, Canada.

38     Rio Tinto 2008 Annual report

STRATEGY
Rio Tinto Alcan intends to focus on the following initiatives to retain its position as the global leader in the aluminium industry:
•	Maximising shareholder return and value generated from the group’s high quality assets.
•	Improving the group’s relative position on the global cost curve of aluminium assets.
•	Achieving excellence in health, safety and environmental performance, including in relation to climate change.
•	Continuing excellence in operations and industry leading technology.
•	Attaining preferred supplier status with responsiveness to customer needs and market dynamics.
•	Becoming an employer of choice.
KEY ACHIEVEMENTS
•	Record bauxite and alumina production levels, and 57 per cent of aluminium smelters achieved record hot metal production levels.
•	On target delivery of announced synergies, with the integration of Alcan achieving an after tax saving of US$585 million.
•	Commissioning of the Sohar smelter in Oman and first production of aluminium.
•	Investment of an additional US$300 million to further the modernisation of the Kitimat aluminium smelter in British Columbia, Canada.
•	Pre-feasibility study for two additional phases of a new AP50 smelting technology pilot plant to evaluate the addition of another 150,000 to 170,000 tonnes of capacity.
•	Official inauguration of the newly commissioned pilot plant for the treatment of spent potlining in Saguenay, Quebec.
•	Significant progress on the construction of the expansion of the Yarwun alumina refinery in Australia.
•	Continuing expansion of capacity at the Gove alumina refinery in Australia.
•	Effective transition of Lannemezan workforce to new employment following closure of smelter.
•	Successful financial and cultural integration between Rio Tinto Aluminium and Alcan with minimum loss of key resources.
•	New effective global leadership structure in place.
KEY PRIORITIES FOR 2009
•	Delivering commitments to health, safety and environmental objectives, and to customers and stakeholders, while adjusting to current market conditions.
•	Increasing efficiency and speed of execution throughout the organisation.
•	Maintaining focus on growth opportunities and strategic capabilities.
•	Maximising free cash flow.
OVERVIEW OF SUSTAINABLE DEVELOPMENT
Safety
Rio Tinto Alcan and its employees are dedicated to leadership in health, safety, and environmental practices at our workplaces and insofar as they affect the communities in which we operate. The ultimate goal remains zero harm. Regrettably, two fatalities occurred during the year at Engineered Products sites.
     Key priorities for reducing major risks include diligent contractor management, controlling pedestrian safety, improving lock out, tag out systems, as well as addressing confined space entry, lifting devices, and working at heights. An initiative has been launched to improve the Process Safety Management System to prevent collapse, fire, and explosion as well as the release of toxic, reactive, flammable, or explosive materials. In downstream operations, a large scale man machine interface programme plays a vital role in fatality prevention initiatives.
     During the integration of Alcan, focus has been on the implementation of the Rio Tinto HSE performance standards and reporting definitions, while retaining the elements of leading practice within Alcan. This will establish clear global priorities and common business standards aimed at achieving world class performance and a sustainable culture of excellence. The integration process is progressing as planned. This includes the associated opportunities for knowledge transfer between colleagues, including training programmes in auditing and pre-task assessment, accident investigation, and performance standards.
     Rio Tinto Alcan’s all injury frequency rate (AIFR) of 1.24 at the end of 2008 represented a 25 per cent reduction over the 2007 integrated Rio Tinto and former Alcan baseline.
Greenhouse gas emissions
While Rio Tinto Alcan is the largest contributor to Rio Tinto’s greenhouse gas emissions due to the nature of aluminium smelting, it nevertheless occupies a leading position in the generation of low greenhouse gas (GHG) intensity power, sourced in many cases from hydroelectricity.
     Total GHG emissions were 32.5 million tonnes of carbon dioxide equivalent in 2008 (16.8 from direct and 15.7 from indirect emissions), representing a 4.8 per cent improvement in on site GHG emissions per tonne of product over a 2007 baseline. This is the result of operational efficiency improvements, retrofitting with best in class technology, and the closure of some underperforming operations. Rio Tinto Alcan contributes 65 per cent of Rio Tinto’s total GHG emissions.
Projects are currently under way to improve overall site performance, including cost and production, in support of GHG and energy targets. Several of these are being undertaken through the group’s business improvement process, each supported by a detailed action plan to bridge the gap between current and targeted performance.
INTEGRATION OF ALCAN
The integration of Alcan delivered after tax synergy savings of US$585 million in 2008. (In July 2007, after tax synergies were targeted at US$600 million by 2009 year end. In November 2007, the target was raised to US$1.1 billion in 2010). Current synergies represent 53 per cent of the revised target and were achieved using only 50 per cent of the planned operational expenditure at US$47 million
     Rio Tinto Alcan maintains strong discipline and focus on the importance of successful integration, and on leveraging shared resources within the Rio Tinto Group. The benefits delivered to date are derived from a range of business areas, from new revenue opportunities to operational improvements and expense reductions. In the current economic climate, integration remains a key priority. As a result, Rio Tinto Alcan remains focused on delivering greater benefits and on maximising value by optimising processes and reducing costs. Synergies have accelerated over the past year and were delivered ahead of plan by 39 per cent. With the Integration Steering Committee and Integration Management Office continuing to oversee the process, we remain on track to reach the targeted synergies.

Rio Tinto 2008 Annual report     39

Aluminium group continued

FINANCIAL PERFORMANCE
2008 compared with 2007 (combined)
In 2008, Rio Tinto Alcan’s contribution to underlying earnings was US$1,184 million, an increase of US$87 million from 2007. If, for illustrative purposes only, the underlying earnings of Rio Tinto Alcan for 2007 were presented on a combined basis, including the results of Alcan from 1 January 2007, Rio Tinto Alcan’s contribution to underlying earnings would have been US$2,825 million (unaudited). Rio Tinto Alcan’s contribution to underlying earnings in 2008 was lower than its contribution in 2007 on a combined basis principally as a result of higher costs, the absence of tax benefits and a sharp decline in LME prices during the second half of 2008, coupled with the continuing economic downturn in most markets. The average aluminium price in 2008 was US$2,595 per tonne compared with US$2,646 per tonne in 2007. The average ingot product realisation for 2008 was US$2,753 compared to US$2,745 in 2007. These results exclude Alcan Packaging as it is classified as a discontinued operation, but include downstream operations of Engineered Products.
     In terms of revenue and prices, the first nine months of 2008 were in line with expectations, until the fourth quarter saw a dramatic collapse in aluminium prices from above US$2,000 per tonne to the region of US$1,500. Depressed demand is expected to continue in 2009 and Rio Tinto has delayed plans to introduce new production capacity. In terms of production volumes, the portfolio of assets operated well, although there was a one month interruption at the Yarwun alumina refinery and two aluminium smelters were affected by power failures.
2007 compared with 2006 (not combined)
In 2007, Rio Tinto Alcan’s contribution to underlying earnings was US$1,097 million, an increase of 47 per cent compared with 2006. The higher contribution was due mainly to the one off impact of the reduction in the Canadian tax rates attributable to the Alcan businesses, but was also supported by higher aluminium prices. The average aluminium price in 2007 was US$2,646 per tonne compared with US$2,557 per tonne in 2006. These results exclude Alcan Packaging as it is classified as a discontinued operation.
BAUXITE & ALUMINA OPERATIONS
Bauxite
At 31 December 2008, Rio Tinto Alcan’s bauxite production was 35.0 million tonnes per annum, up from 31.4 million tonnes in 2007 (on a 12 month comparative basis). Rio Tinto produces bauxite from its two wholly owned bauxite mines at Weipa and Gove in Australia and from operating bauxite mines located in Brazil, Ghana and Guinea, in which it holds interests.
     The bauxite business’ strengths include:
•	The largest reserves and resources in the industry, which are expected to ensure sufficient bauxite supply to sustain Rio Tinto Alcan’s long term growth strategy.
•	Annual production capacity that supports both internal alumina production and significant sales to third parties.
•	Scope for expansion of annual production in the long term.
•	Interests in three of the four largest bauxite mines in the world (Weipa, Porto Trombetas and Sangaredi), located in the top three bauxite reserve countries (Australia, Brazil and Guinea).
•	Regional concentration of reserves (Weipa, Ely, Gove), which is expected to provide the basis for future optimisation opportunities based on their geographical proximity.
The Weipa mine, located at Cape York, Australia, contains reserves of 1,736 million tonnes and resources of 1,603 million tonnes (including the adjacent Ely mining lease). The mine has an annual production capacity of 21.0 million tonnes and is Rio Tinto Alcan’s largest bauxite mine. In 2008, the mine further increased its production capacity by 2.8 million tonnes from 18.2 million tonnes in 2007. Bauxite from Weipa is either sold to third parties or shipped to Gladstone for processing at the Yarwun and the 80 per cent owned Queensland Alumina Limited (QAL) refineries.
     The Gove mine in the Northern Territory, co-located with the Gove alumina refinery, contains bauxite reserves of 175 million tonnes and resources of 46 million tonnes as at 31 December 2008, with an annual production capacity of over 6.0 million tonnes. The Gove refinery consumes most of the mine’s output, although some output is sold to third parties.
     Outside Australia, the group owns 12 per cent of the Porto Trombetas bauxite mine in Brazil. Its share of reserves is 25 million tonnes and share of resources is 48 million tonnes as at 31 December 2008, amounting to a share of annual production capacity of 2.0 million tonnes. Rio Tinto also owns 22.95 per cent of the Sangaredi mine in Guinea and 80 per cent of the Awaso mine in Ghana, constituting shares of annual production capacity of 6.0 million tonnes and 0.6 million tonnes, respectively.
Alumina
Rio Tinto Alcan’s share of alumina production capacity was 9.0 million tonnes at the end of

2008. Alumina production includes both smelter grade and specialty aluminas, with a wide range of products from hydrate to calcined, fused, activated and tabular aluminas. These serve many industrial purposes in chemical, refractory, ceramics, tiles, glass and abrasives applications.
     Commitments to the specialty alumina market are balanced with the group’s internal demand for smelter grade alumina from Primary Metal operations. Internal demand reduces Rio Tinto Alcan’s exposure to adverse developments in alumina pricing and assists in the management of supply and demand during cyclical fluctuations. Additional strengths of the alumina business include:
•	Recognised technological capability backed by a strong research and development team.
•	Deployment of leading technology in expansion projects under way or planned at Gove and Yarwun.
•	Modern, “best in class” assets with expansion optionality.
•	Procurement synergies through ownership of the north eastern Australia alumina refineries at Gove, Yarwun and QAL. Their proximity to the Weipa and Gove bauxite mines provides opportunities for operational optimisation as experience, best practices and supply chain benefits are shared.
The Gove refinery is a wholly owned two million tonnes per annum plant which is in the final stages of commissioning of its 1.8 million tonnes per annum expansion. The Gove refinery is located next to the Gove bauxite mine.
     The Yarwun refinery, located in Gladstone, has a current nameplate capacity of 1.4 million tonnes per annum and is undergoing expansion to increase capacity to 3.4 million tonnes per annum. Significant capital expenditure commitments had already been made to the expansion before the start of the downturn.
     QAL, located in Gladstone, Australia, is one of the world’s largest alumina refineries with a capacity of just under four million tonnes per annum. QAL operates in the second quartile of the industry cash cost curve and has opportunities for further development.
     The ten per cent owned São Luis (also known as Alumar) refinery in Brazil, has a current capacity of 1.5 million tonnes per annum.
     In addition, Rio Tinto Alcan also owns the 1.5 million tonnes per annum Jonquière (Vaudreuil) alumina refinery in Quebec, Canada and the 0.6 million tonnes per annum Gardanne refinery in France, which

40     Rio Tinto 2008 Annual report

produces mainly specialty alumina and small quantities of smelter grade alumina (below 50,000 tonnes per annum). Both refineries operate in the fourth quartile of the industry cash cost curve. Other wholly owned refinery operations relate to specialty alumina, in which four smaller plants combine with Gardanne and part of Jonquière (Vaudreuil) to provide around 750,000 tonnes of annual production capacity.
     As part of its integration with former Alcan operations, Rio Tinto Alcan has established its global Bauxite and Alumina headquarters in Brisbane, Australia.
2008 operating performance
Rio Tinto Alcan’s share of bauxite production was 35.0 million tonnes in 2008, which represents an increase of 12.1 per cent compared to 2007 on a 12 month comparable basis including former Alcan and Rio Tinto operations combined. This increase reflects higher capacity as well as an increase in both internal requirements and external demand in the first nine months of 2008. Demand contracted significantly during the final quarter of 2008, as a result of the global economic slowdown. Two new post Panamax bulk ore carriers were acquired to support global bauxite shipping requirements.
     Production of bauxite at Weipa in 2008 was 20.0 million tonnes (beneficiated and calcined), 9.9 per cent higher than in 2007. Weipa bauxite shipments rose by 5.0 per cent to 19.5 million tonnes.
     Rio Tinto Alcan’s smelter grade alumina production for 2008 was 5.9 per cent higher than in 2007 at 8.3 million tonnes on a 12 month comparable basis including former Alcan and Rio Tinto operations combined. The specialty alumina business produced 759,000 tonnes of alumina on a 12 month comparable basis including former Alcan and Rio Tinto operations combined.
     A temporary blockage in the residue pipeline at the Yarwun refinery during the third quarter resulted in curtailed operations and 113,000 tonnes of lost production. Essential maintenance was conducted during this period and full capacity was restored in August.
     At Gove, slower commissioning led to a revision of the 2008 production target to 2.3 million tonnes. A detailed programme of work completed in 2008 identified a series of debottlenecking projects that provide a pathway for further increases in the capacity of the refinery.
PRIMARY METAL OPERATIONS
At 31 December 2008, Rio Tinto Alcan had full ownership or participation in 24 smelters with a total annual capacity of nearly 4.2 million tonnes, the vast majority of which are located in OECD countries.
Smelting facilities
As with any commodity business, the position on industry cost of production rankings is important in determining relative profitability. Rio Tinto enjoys a strong position, as around two thirds of the capacity of its aluminium production network is located in the first quartile of the industry cash cost curve, with another 20 per cent located in the second quartile. Only seven per cent and six per cent of Rio Tinto Alcan’s current smelting capacity lies in the third and fourth quartiles of the industry cash cost curve respectively. Certain smelters operating outside the first two quartiles of the cost curve will be closed during 2009, including the smelting operations at the Anglesey Aluminium Metal joint venture in Wales due to the uncertainty of power supply and renewal arrangements and the Beauharnois smelter in Quebec, which was commissioned in 1943 and uses Söderberg technology.
     Rio Tinto Alcan believes that its favourable position on the cost curve will prove increasingly valuable during the current economic situation as pricing and the industry’s average cash costs fluctuate, influenced by factors such as energy costs, currency revaluations and possible greenhouse gas emission costs. The group is a low cost aluminium producer as a result of the following factors:
•	Ownership and progressive implementation of industry leading, proprietary Aluminium Pechiney (AP) series pre-bake cell technology, one of the most efficient aluminium smelting technologies in the world from an energy and operating cost perspective.
•	A modern smelter fleet, with over 70 per cent of overall smelting capacity being less than 30 years old, a significantly greater proportion than the industry average.
•	Ownership of around half of its smelters’ electricity generation needs, compared to an industry average of approximately 30 per cent.
•	Continued industry leadership and operational expertise, demonstrated by safety improvements and an ability to extract on average 1.1 per cent per annum production capacity improvement.
The largest concentration of smelting assets is located in Canada, where Rio Tinto Alcan has ownership interests in nine smelters, seven of which are wholly owned. Eight of the smelters are located in Quebec and one in British Columbia. Total annual production capacity in Canada is 1.8 million tonnes as of 31 December 2008. All of this capacity is powered by clean, renewable hydroelectricity,

The Gove alumina refinery, northern Australia.

Alumina for aluminium smelting is shipped

from Gove.
the majority of which is owned by Rio Tinto Alcan.
     In Oceania, Rio Tinto Alcan has ownership interests in four smelters, three in Australia and one in New Zealand. The Bell Bay smelter in Australia is wholly owned, while interests in the other three facilities range from 52 to 79 per cent. The total annual attributable production capacity in this region is 1.07 million tonnes as at 31 December 2008.
     In Oman, the new Sohar smelter started metal production in June 2008. It is on track to reach full production in the first quarter of 2009 at an initial capacity of 360,000 tonnes per annum. The smelter uses the most up to date AP36 technology and is expected to be positioned in the first quartile of the industry cost curve.
     Rio Tinto Alcan has a substantial presence in Europe with ownership interests in seven smelters, primarily in France and the UK. Their total annual production capacity at 31 December 2008 was one million tonnes.
     Rio Tinto Alcan owns a single smelter in the US as well as an interest in a smelter in Cameroon. Together, these two smelters represent a total annual production capacity of 245,000 tonnes. Rio Tinto completed the sale of its 50 per cent interest in the pre-

Rio Tinto 2008 Annual report      41

Aluminium group continued

bake Line 3 of the Ningxia smelter in China in January 2009.
Power facilities
Aluminium smelters are long term investments, with electricity costs typically representing around one quarter of industry average smelting cash costs. Secure, long life and competitively priced electricity supply is of vital importance.
     As of 31 December 2008, Rio Tinto Alcan owns electricity generating capacity of 5,310 megawatts, compared to 5,076 megawatts at the end of 2007. This is sufficient to meet approximately half of electricity needs, a proportion far above the industry average, while long term power purchase contracts account for an additional 46 per cent. Furthermore, 74 per cent of electricity supply is derived from hydroelectric and nuclear power.
     The majority of power facilities are located in proximity to the Canadian aluminium smelters. Six separate wholly owned power stations located on the Péribonka and Saguenay rivers in Quebec comprise a generation capacity of 2,919 megawatts. In 2008, a major refurbishment programme was completed at these power stations. The water management system with its associated dams, reservoirs and catchment areas, covers an area of 73,800 square kilometres. The wholly owned Kemano power station in British Columbia has a capacity of 896 megawatts and primarily supplies electricity to the wholly owned Kitimat smelter. These energy assets are the result of construction efforts that took place over a period of 50 years, making such facilities extremely difficult and costly to replicate today.
     In Europe, Rio Tinto Alcan has three wholly owned power stations in the UK, totalling 500 megawatts of capacity, and one in Norway with a total of 26 megawatts. Of this European generating capacity, 420 megawatts is coal fired while the remainder is based on hydropower.
     In Australia, the group has a 42.1 per cent share of the Gladstone Power Station with a capacity of 708 megawatts to supply the Boyne Island smelter.
Technology
In addition to its power capabilities, Rio Tinto Alcan exercises undisputed industry leadership with regard to research and technology. The strategy is to create value by maximising the value of existing assets, supporting operational excellence and growth through technology, and addressing key issues for aluminium smelting such as energy consumption, environmental impact and logistics. During
2008, the group consolidated its resources to create a new global technology organisation in Asia, Europe and North America.
     Rio Tinto Alcan actively continues to seek to lower unit energy consumption while reducing and eventually eliminating emissions, including greenhouse gases.
     Rio Tinto Alcan continues to develop AP50 smelting technology and is currently undertaking the potential development of an AP50 plant in the Saguenay region of Quebec. In March 2008, a start was made on developing the next generation of AP technology. AP-Xe is expected to provide high performance technology required for future greenfield and brownfield expansions. This technology is designed to be retrofitted to previous AP series cells. While most savings are expected from greenfield applications, significant savings could also be achieved in retrofitted cells. AP-Xe is an example of Rio Tinto Alcan’s focus on step changes in energy consumption, environmental impact, and full economic cost so as to maintain and extend its position as industry technology leader.
     Advanced technology is sold to third parties. In addition to being a viable business, this reinforces Rio Tinto Alcan’s position as a partner of choice for joint ventures given its combination of technological ability and management skills. To further advance the creation of value, Rio Tinto Alcan is pursuing initiatives to reduce capital requirements of new aluminium smelters. This aspect of the business may prove increasingly valuable in accessing future growth options, as trends in the supply side of the industry are moving away from the developed world due to diminishing availability of competitively priced, secure power.
     Technological leadership has furthered sustainable development initiatives with the commissioning of a wholly owned facility in Saguenay, Quebec, to treat the spent potlining that results from the aluminium smelting process.
Other businesses
The Primary Metal business recognises the opportunities available to it as an industry leader, and participates in a number of businesses related to aluminium smelting, such as the production and sale of cathode blocks, anodes, aluminium fluoride and calcined coke, as well as the provision of engineering services, sale of smelting equipment, and electricity sales where generation is surplus to production needs. These operations are present worldwide, with particular emphasis in North America and Europe.
2008 operating performance
In 2008, Rio Tinto Alcan produced 4.06 million tonnes of primary aluminium, maintaining a similar level to 2007 production volumes of 4.08 million tonnes (on a 12 month comparable basis including former Alcan and Rio Tinto operations combined).
     Smelters continued to produce close to capacity during 2008, with the exception of the Anglesey Aluminium (UK) joint venture and the New Zealand Aluminium Smelters Limited (NZAS) joint venture. Anglesey Aluminium Metal operated at levels of approximately 80 per cent due to technical issues, and NZAS at about 87 per cent due to power availability constraints at the beginning of the year and a transformer failure in the fourth quarter of 2008. The Lannemezan smelter in France, with an annual capacity of 50,000 tonnes, was permanently shut down in March 2008.
RIO TINTO ALCAN PROJECTS
In light of changing demand dynamics in the aluminium industry and budgetary constraints, Rio Tinto Alcan has decided in 2008 to defer certain projects in its capital expenditure programme. It has reduced its capital expenditure budget for 2009 and plans to shut down certain smelters during 2009. Despite these reductions, the group will selectively continue to commit capital to certain high priority projects during 2009 and also remains prepared to rapidly recommence projects that have been deferred as and when market conditions improve.
Bauxite & Alumina
Weipa (Rio Tinto: 100 per cent)
A US$30 million feasibility study is under way to develop a new bauxite operation to the south of the existing Weipa bauxite mine and port. If approved, Weipa’s total bauxite production capacity would increase from 21 million tonnes in 2008 to 35 million tonnes. The mine development would take three years to construct.
Yarwun (Rio Tinto: 100 per cent)
Expansion of the Yarwun alumina refinery in Gladstone, Queensland, is expected to cost about US$1.8 billion with most of this already committed. The expansion will increase capacity to 3.4 million tonnes per annum and is expected to more than double annual production by 2011. First shipments are expected towards the end of 2010.
     Further to the group’s ongoing commitment to reduce greenhouse gas emissions and improve energy efficiency, the refinery will incorporate a 160 megawatt gas fired cogeneration facility, thus making gas the primary fuel source. The facility is

42     Rio Tinto 2008 Annual report

expected to reduce carbon dioxide emissions per tonne of alumina by 35 per cent relative to coal.
     The expanded refinery is expected to operate in the second quartile of the industry cash cost curve. There remains potential for the refinery to be further expanded to over four million tonnes per annum.
Gove (Rio Tinto: 100 per cent)
The 1.8 million tonnes per annum expansion of the Gove alumina refinery in Australia continues, although technical challenges and soft market conditions resulted in 2008 production of 2.3 million tonnes.
     Associated infrastructure includes a deep water port, a township and an oil fired power station. The expansion cost is currently US$2.3 billion and is expected to bring the Gove refinery to a total capacity of 3.0 million tonnes per annum, making it one of the largest alumina refineries in the world. Following completion of the expansion, the refinery is expected to operate in the second quartile of the industry cash cost curve. Alternative energy sources (such as coal which could be backhauled by the bauxite ships) are currently being evaluated, which could result in a further reduction in cash operating costs.
São Luis – Alumar (Rio Tinto: 10 per cent)
A 2.1 million tonnes per annum expansion of the Alumar refinery in Brazil (Rio Tinto Alcan share 210,000 tonnes) is under way and progress on construction is approximately 85 per cent advanced as of 31 December 2008. The project will cost an estimated US$200 million (Rio Tinto’s share). Alumar is expected to be positioned in the first quartile of the industry operating cost curve once construction is completed in mid 2009.
Guinea (Rio Tinto: 50 per cent)
In May 2004, Rio Tinto Alcan and Alcoa signed a memorandum of understanding for the proposed development and construction of an alumina refinery in the Boké region of Guinea. The refinery, with a proposed initial capacity of 1.7 million tonnes per annum, would be built in the Kamsar area and would receive its bauxite supply from the Compagnie des Bauxites de Guinée, a joint venture in which Rio Tinto Alcan has a 22.95 per cent indirect interest through its participation in Halco Mining. A pre-feasibility study has already been completed and the project is expected to be positioned in the first quartile of the industry cost curve.
Madagascar (Rio Tinto: 51 per cent) Options for development of a greenfield bauxite mine and alumina refinery in
Madagascar in partnership with a Malagasy company are currently being considered. The preliminary concept study has been completed and this indicates potential for a 1.85 million tonnes per annum refinery with expansion capability to 3.7 million tonnes per annum. Rio Tinto Alcan will continue with its studies for this project.
Primary Metal
Sohar (Rio Tinto: 20 per cent)
On 12 June 2008, Sohar Aluminium poured the first metal at its newly constructed smelter in Oman. The state of the art smelter uses Rio Tinto Alcan’s benchmark AP 36 technology – the most efficient and environmentally friendly technology commercially available. With an initial capacity of 360,000 tonnes per annum, the smelter is on track to reach full production in the first quarter of 2009. In addition to its equity interest in the project, Rio Tinto Alcan assumes responsibility for technical and operational support as well as sales and marketing of all metal exported. The smelter is expected to be positioned in the first quartile of the industry cost curve. A second potline of similar size is currently being discussed among the joint venture partners. Under the original agreement, Rio Tinto Alcan has rights to up to 60 per cent of this second potline.
Hydropower (Rio Tinto: 100 per cent) On 28 October 2008, the group announced a US$228 million investment in a new 225 megawatt high efficiency turbine at the Shipshaw power station in Saguenay, Quebec, Canada. The project is expected to be completed in December 2012. The Shipshaw power station is a major component of Rio Tinto Alcan’s extensive hydroelectric network, which has a total capacity of approximately 2,919 megawatts in Quebec. Furthermore, on 30 January 2008, the group announced an investment in its Lochaber, Scotland hydroelectric facilities, which will include the installation of new hydroelectric turbo generator.
Spent potlining facility
(Rio Tinto: 100 per cent)
In June 2008, Rio Tinto Alcan inaugurated its US$225 million facility for the treatment of spent potlining. Located in Saguenay, Quebec, this unique industrial scale pilot plant is expected to have the capacity to recycle approximately 80,000 tonnes of spent potlining per year using proprietary technology. Spent potlining is the residual material generated in the de-lining of pots in the smelting of aluminium, composed of carbon and various inert elements. It is typically pre-treated and put in landfill with strict precautions, but the new recycling process will enable spent potlining components to be recycled, providing the aluminium industry with a sustainable solution for these by-products.
Kitimat (Rio Tinto: 100 per cent)
In October 2008, Rio Tinto announced an additional sustaining investment of US$300 million in the modernisation of the Kitimat aluminium smelter in British Columbia, Canada, bringing total investments in the project to date to US$500 million. Full scale investment in the modernisation project of about US$2.5 billion has been delayed pending an improvement in market conditions.
     The modernisation project will replace outdated smelting methods with industry leading AP35+ prebake technology and increase current production from 245,000 tonnes per year to approximately 400,000 tonnes per year, representing expansion of more than 60 per cent. The facility will take increased advantage of available power from the Kemano hydroelectric facility, with a capacity of 896 megawatts, and leverage access to the Pacific Rim in terms of raw materials and metal markets. When completed, the smelter is expected to be positioned in the first quartile of the industry cost curve.
AP50 pilot plant, Quebec
(Rio Tinto: 100 per cent)
In May 2008, Rio Tinto Alcan announced that it is going forward with a pre-feasibility study for two additional phases to the AP50 pilot plant for which preparatory work has begun in Saguenay, Quebec. The study is evaluating the potential for an additional 150,000 to 170,000 tonnes of capacity to the pilot plant as well as a possible subsequent expansion. This AP50 pilot plant will use the newest generation of AP technology. It will be powered exclusively by hydroelectricity. Representing a potential investment of up to US$2.5 billion, the expanded plant would also become the platform for future AP technology developments.
Alma (Rio Tinto: 100 per cent)
The Alma smelter in Quebec is one of Rio Tinto Alcan’s most modern and efficient facilities. A potential expansion project, announced in April 2008 and currently in pre-feasibility, would add approximately 170,000 tonnes to the current production of slightly more than 400,000 tonnes, making Alma one of the largest smelters in North America. The cost of the Alma expansion is estimated at approximately US$1 billion. The project has been deferred due to the current economic downturn.

Rio Tinto 2008 Annual report     43

Aluminium group continued

Cameroon
(Rio Tinto: 47 per cent and 100 per cent)
In October 2005, Rio Tinto Alcan signed a memorandum of understanding with the Government of Cameroon, which was then amended in November 2007, to provide for the expansion of the Alucam smelter and development and construction of a greenfield aluminium smelter. Under the agreed upon terms, Alucam, a joint venture in which Rio Tinto Alcan owns a 47 per cent interest, would build a 300 megawatt power dam and a 200,000 tonne per year expansion of the existing smelter. In addition, a 930 megawatt power dam would be developed together with a 400,000 tonne per year greenfield aluminium smelter by Rio Tinto Alcan on a 100 per cent basis. The expansion and the greenfield smelter are at different stages of development, but when completed both would be positioned in the first half of the industry cost curve.
Boyne Island Smelters Limited
(Rio Tinto: 59 per cent)
Rio Tinto Alcan and its joint venture partners are investing in two projects to modernise and extend the life of the Boyne Island aluminium smelter in Australia. The first project is related to the necessary replacement of two carbon baking furnaces, which supply anodes to two of the smelter’s reduction lines. The second project is related to the replacement of mobile cranes and upgrade of associated runways on two reduction lines. Both projects are high priority end of life replacements and are required in order for the reduction lines to continue operating. The crane and runway refurbishment project is also required in order to meet current safety standards and statutory regulations.
Coega (Rio Tinto: 80 per cent)
As a result of power supply shortages in South Africa, the smelter project at Coega has been delayed indefinitely pending confirmation that ESKOM, South Africa’s national power utility, will be able to supply electricity under the Electricity Supply Agreement signed in November 2006. The project team has been reduced, with small teams retained in Port Elizabeth and Johannesburg.
Saudi Arabia
In December 2008, Rio Tinto Alcan and Ma’aden announced that their relationship will be one of cooperation rather than one of equity partnership and in March 2009 signed two key agreements in support of the project. The technology transfer agreement provides Ma’aden with Rio Tinto Alcan’s industry-leading AP smelting technology, while the cooperation agreement will provide for various other types of project support.
Sarawak (Rio Tinto: 60 per cent)
In August 2007, Rio Tinto Alcan and Cahya Mata Sarawak Berhad signed a heads of agreement for the proposed development of a smelter in the State of Sarawak, Malaysia. Pre-feasibility work has been undertaken and joint venture agreements are being finalised. Under the joint venture, detailed feasibility studies on the design, engineering, construction, commissioning and operation of a smelter with an initial capacity of 720,000 tonnes will be undertaken. The smelter is expected to have the capability to be expanded to 1.5 million tonnes per annum. When completed, the smelter is expected to be positioned in the first quartile of the industry cost curve.
OUTLOOK
On 20 January 2009, Rio Tinto Alcan announced measures to curtail production and cut costs. This involves a reduction in the global workforce of approximately 1,100 roles (300 contractors and 800 employees), and substantial cost reduction programmes in facilities worldwide.
Bauxite & Alumina outlook
The unprecedented, severe decline in global economic conditions and the aluminium metal market towards the end of 2008 are expected to continue throughout 2009 bringing with it reduced global demand for bauxite and alumina.
     As a result of the weaker outlook Bauxite and Alumina has implemented alumina production curtailments totalling 6 per cent and is implementing substantial cost and capital reduction programmes, and project reviews in line with other measures being implemented across the Rio Tinto Alcan product group.
     Production at the Jonquière (Vaudreuil) alumina refinery in the Saguenay region of Quebec is to be temporarily curtailed by 400,000 tonnes, while the Gardanne refinery in France will see a 15 per cent cutback of about 105,000 tonnes.
     The reduction in alumina refinery production will necessarily result in reduced global demand for bauxite. Rio Tinto’s major bauxite resources in Weipa and Guinea are at the low end of the cost curve and well positioned to supply internal demand and third party demand when the outlook improves.
     These measures are being taken to reduce levels of debt, conserve cash flow and better align production with demand to ensure the division is well positioned to take advantage of improved conditions when the global economy recovers.
Primary Metal outlook
Demand and pricing for Rio Tinto Alcan’s products were adversely affected by the deterioration of the global economic situation towards the end of 2008. Rio Tinto Alcan expects this very difficult market environment to prevail during 2009 and to continue to impact its operations.
     Rio Tinto Alcan has initiated a variety of targeted measures to conserve cash. These actions include production curtailments, significant reductions in capital expenditures and additional cost, procurement and working capital initiatives. In 2009 there will be an 11 per cent reduction in aluminium production brought about by permanent closure of the Beauharnois smelter in Quebec, Canada, and production curtailments that started in 2008 at the Dunkerque (France), Lochaber (UK), Lynemouth (UK), and St-Jean-de-Maurienne (France) smelters and at the SORAL (Norway) joint venture.
     In addition, reduced capacity will result from equipment failure at Tiwai Point (New Zealand); reduced production due to energy supply issues at Alucam (Cameroon); the sale of Rio Tinto Alcan’s 50 per cent interest in an aluminium smelter in the Ningxia province of China; and due to unsuccessful power negotiations, the anticipated ending of smelting operations at Anglesey Aluminium Metal in the UK at the end of September 2009 when its current power contract expires.
     Rio Tinto Alcan believes that its position on the industry cost curve, its pipeline of long term value creation options as well as these short term cash preserving measures will assist the group in the current economic situation.
ALCAN ENGINEERED PRODUCTS
Alcan Engineered Products is a global sector-leading business strongly committed to developing innovative, value added products for a broad range of markets and applications. The portfolio consists of seven downstream businesses: aerospace, non commodity aluminium rolled products, aluminium extrusions, cable, composite products, automotive components and international trade.
     Regrettably, two fatalities occurred during the year at Engineered Products operations. The overall Recordable Case Rate continued to improve and at 0.95 was a 19 per cent improvement on 2007.
     As at 31 December 2008, the business unit operated at 97 operating sites in 34 countries. Following the acquisition of Alcan Inc. in October 2007, Rio Tinto decided to

44      Rio Tinto 2008 Annual report

divest Alcan Engineered Products. The sale process is ongoing.
2008 operating performance
Following favourable market conditions and a record performance in 2007, the 2008 business environment proved very challenging. Market conditions deteriorated over the course of the year and the business was affected by a number of operating issues including equipment breakdowns and a casthouse fire. An asset integrity audit was conducted from which a follow up action plan is currently being formulated. In response to the adverse impacts of the sharp economic downturn and one off operating issues, Engineered Products implemented a broad range of measures to reduce costs and conserve cash. These generated approximately US$60 million in cost savings in 2008.
ALCAN PACKAGING
Alcan Packaging is a global leader in value added specialty packaging, ranking first in flexible food, flexible pharmaceutical, plastic cosmetics and tobacco packaging. It is one of the few participants in its product markets with a global reach.
     Alcan Packaging’s strategy is to achieve operating excellence, moving toward fewer, larger, more specialised plants and to grow its business through innovation, partnership with multinational customers and development in emerging countries and regions. The business delivers innovative packaging solutions using plastics, engineered films, aluminium, paper, paperboard and glass to customers worldwide. As at 31 December 2008, the business unit comprised 131 operating sites in 31 countries and regions around the world.
     Alcan Packaging’s Recordable Case Rate of 0.48 and lost time injury and illness rate of 0.16 improved by 25 per cent and 36 per cent respectively compared with 2007, reaching the best levels in the industry.
     The potential divestment of the Packaging business unit was being explored by Alcan during the first half of 2007 and was confirmed as part of Rio Tinto’s announcement of an agreed bid for Alcan on 12 July 2007. The sale process for Alcan Packaging is ongoing.

Technology widens
energy advantage
Electrical energy is so crucial to making aluminium, and the process is so energy intensive, that the metal is sometimes called “solid electricity”.
     Ninety four per cent of Rio Tinto Alcan’s energy supply for its smelter power requirements is secured on a long term basis, with 64 per cent coming from clean, sustainable hydroelectricity and 11 per cent from nuclear energy.
     In addition, technology developed by Rio Tinto Alcan is leveraging this favourable energy supply to greater effect. “High energy costs serve to underscore the benefits of our benchmark AP smelting technology in terms of low per-unit energy consumption,” says Jacynthe Côté, chief executive, Rio Tinto Alcan.
     While the power position is one of Rio Tinto Alcan’s critical success factors, “from a sustainable development perspective, maximising the use of renewable energy sources like hydro and nuclear clearly makes sense. Our AP30 series is currently the industry’s most environmentally friendly smelter technology, and all plants using this technology are firmly in the first quartile of the industry energy cost curve.”
     Rio Tinto Alcan is now developing even better smelting technology, helped by collaboration between science teams and researchers from Rio Tinto and the former Alcan. The focus is on energy efficient technologies such as the experimental AP-Xe which could deliver even lower energy consumption as well as positive environmental impacts.
     AP-Xe is not a single technology but a suite of technologies already in varying stages of development, deployed in combination towards improving energy efficiency and achieving greenhouse gas reductions. All the key components of AP-Xe are currently undergoing trials in operating cells at various Rio Tinto Alcan smelters. Over the next three to five years, these separate components will progressively be combined in various trial groups.

Rio Tinto 2008 Annual report     45

Copper
and Diamonds

Bret Clayton
Chief executive, Copper & Diamonds group
The Copper & Diamonds portfolio
comprises a diverse mix of operations
and projects.
The Copper group is a world leader in copper production. It includes Kennecott Utah Copper (KUC) in the US and interests in the producing copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia and Palabora in South Africa. In 2008, the Copper group produced approximately 700,000 tonnes of copper, which places it among the top five copper producers in the world. Molybdenum and gold are valuable by-products of KUC’s Bingham Canyon mine.
     In addition to its producing assets, the group has interests in three of the world’s largest known undeveloped greenfield copper projects. The group also has the potential to become a major nickel producer with projects in the US and Indonesia.
     Rio Tinto Diamonds includes Rio Tinto’s 60 per cent interest in the Diavik diamonds mine located in the Northwest Territories of Canada, the wholly owned Argyle mine in Western Australia and Rio Tinto’s 78 per cent interest in the Murowa mine in Zimbabwe. Diamond sales and marketing are centralised in Antwerp, with representative offices in New York and Mumbai. Rio Tinto Diamonds is the third largest diamond producer in the world by volume.
     At 31 December 2008, the Copper & Diamonds group had operating assets of US$5,536 million, which accounted for nine per cent of the Group’s operating assets, compared to US$5,359 million of operating assets at 31 December 2007. In 2008, the Copper & Diamonds group contributed US$6,669 million in revenue and US$1,758 million in underlying earnings, which accounted for 11 per cent and 17 per cent of the Group’s gross sales revenue and underlying earnings, respectively, compared to US$9,521 million of revenue and US$3,751 million of underlying earnings in 2007.
     Bret Clayton, chief executive Copper & Diamonds, is based in London.

46      Rio Tinto 2008 Annual report

STRATEGY
Copper
The Copper group’s strategy is to be a leading base metal provider by value creation, with a focus on copper, molybdenum and nickel.
     The strategy is based on a long term view of increasing demand from China and other developing countries, coupled with anticipated supply side constraints.
     While the current economic environment is limiting demand in the near term, the group expects the economic expansion of China and other developing economies to resume. The Copper group believes that its portfolio of mines and projects gives it the flexibility to adapt to changing economic conditions. Investment plans are rigorously evaluated in light of demand and supply scenarios.
     While certain investments have been delayed in response to recent macroeconomic conditions, Rio Tinto believes it has the capability and experience to develop and expand its portfolio of assets when economic conditions improve. Rio Tinto is investing in the application of innovative technologies including block caving, automation, flash converter smelting and sulphide leaching. As copper mining shifts from open pit to underground, Rio Tinto believes its block caving expertise will enable mine life extensions through access to new high grade deposits at greater depths. Rio Tinto has developed its block caving expertise at its existing operations at Northparkes, Palabora and Grasberg. Future developments are expected to rely on large scale block caving include Oyu Tolgoi, Resolution and Bingham Canyon.
     Rio Tinto carefully observes the principles of The way we work, with a focus on responsible environmental performance and a commitment to strong community relations. The Copper group is not constrained by geographic considerations and can work where development opportunities exist.
Diamonds
Rio Tinto Diamonds’ strategy is to be the preferred global supplier of natural rough diamonds and to operate, manage and develop world class diamond resources safely and efficiently. Rio Tinto Diamonds aims to maintain its focus on operational and marketing excellence and continue its strong sustainable development and environmental performance across its operations.
     Rio Tinto Diamonds intends to retain its position as a leading diamond supplier, by focusing on rough diamond sales, except where there are exceptional opportunities for adding value through cutting and polishing, such as with Argyle pink diamonds. Rio Tinto Diamonds intends to continue its focus on retaining custody through the supply chain of the diamonds it produces by marketing all products according to the mine of origin.
     The current economic situation presents challenges for Rio Tinto Diamonds in terms of weakening demand and prices. However the group believes that robust action has been taken to address this by slowing development and reducing production in the short term at both Argyle and Diavik.
KEY ACHIEVEMENTS
Copper
In 2008 the Copper group realised substantial increases in mineral resources from work completed by Rio Tinto Exploration.
     Brownfield exploration in the Bingham Canyon mine area provided a 640 million tonne increase in resources from those reported in 2007. The resource is located beneath the current Bingham Canyon pit and is currently under study for extraction by open pit mining methods. A recently discovered molybdenum orebody beneath the existing pit could provide additional options for future development.
     The Resolution copper project in Arizona (55 per cent Rio Tinto, 45 per cent BHP Billiton), reported an initial inferred resource of over one billion tonnes in May 2008. Investment of US$652 million in pre-feasibility studies was approved in August 2008. Production could commence in 2020, eventually increasing to 500,000 tonnes per annum.
     At the La Granja project in Peru, an inferred resource of over 2.7 billion tonnes was reported in May 2008. A pre-feasibility study is considering options around an open pit with heap leach processing, solvent extraction and electrowinning production of both copper and zinc as high purity cathode.
     An inferred nickel-cobalt resource of over 160 million tonnes was reported in May 2008 at the Sulawesi project in Indonesia. An order of magnitude study was updated in 2008 and is expected to be optimised in 2009.
     Inferred resources increased at Oyu Tolgoi in March 2008, bringing total measured, indicated and inferred resources to 3.3 billion tonnes including the new Heruga deposit.
     A number of investments were also approved during 2008 to enhance the Copper group’s options for future copper, molybdenum and nickel mine production.
     In June 2008, Rio Tinto approved a US$270 million investment in the Molybdenum Autoclave Process (MAP) at KUC. As part of the Group wide decision to reduce capital expenditure in response to recent economic developments, this project will be delayed while retaining the option to restart development when economic conditions improve. The facility is expected to increase molybdenum recovery, produce chemical grade molybdenum products and recover by-product rhenium.
     A US$82 million expansion and modernisation of the bulk flotation process at KUC’s Copperton concentrator was completed during 2008. A US$73 million investment in mining equipment has also been agreed in order to accelerate mining and allow possible mine extensions beyond 2019.
     Environmental Impact Assessments were filed during the year to support a Phase 5 expansion, a new desalination plant and a power plant at Escondida. In light of current economic conditions, these investments have been reviewed and will be delayed.
     PT Freeport Indonesia Company (PTFI) has several projects in progress throughout the Grasberg district, including developing its large scale underground orebodies located beneath the Grasberg open pit. The expansion of the currently operating Deep Ore Zone (DOZ) mine to 50,000 tonnes per day is complete with third quarter rates averaging 61,000 tonnes per day. A further expansion to 80,000 tonnes per day is under way with completion targeted by 2010. Other projects include the development of the high grade Big Gossan mine, currently designed to ramp up to full production of 7,000 tonnes per day in 2011, and the continuing development of the Common Infrastructure project. The infrastructure project will provide access to the Grasberg underground orebody, the Kucing Liar orebody and future development of the mineralised area below the DOZ mine.
Diamonds
An order of magnitude study was completed at the Bunder project in India. The study defined an inferred resource of 37 million tonnes containing 27.4 million carats. The results confirm the Bunder project as the largest hard rock diamond discovery in India. There is additional exploration potential at depth. Evaluation work including the processing of surface bulk samples from the next largest pipe is underway and results are expected in early 2009. A pre-feasibility study is also planned for 2009.
     A number of cost saving initiatives were adopted by the group during 2008. The Diavik business improvement process was a notable success delivering cost reductions across the operation. The Diavik underground project transition successfully commenced with improved asset performance and staff reductions.
     Rio Tinto also successfully implemented a new sales and marketing organisation in

Rio Tinto 2008 Annual report      47

Copper & Diamonds group continued

both Antwerp and Perth with the completion of the centralisation of all sorting activities in Antwerp.
     The Murowa mine was successful in eliminating the bottleneck at the process plant, resulting in record annual ore processed and record carat production, despite lower ore grades.
KEY PRIORITIES FOR 2009
•	Safety will continue to be a paramount concern throughout 2009, particularly in light of the natural disruption from planned redundancies. Copper and Diamonds intends to continue to focus on safety improvements for employees and contractors at all sites. Specific areas to focus on include contractor familiarity and adherence to Rio Tinto standards.
•	To support the Group’s debt reduction targets, Copper and Diamonds intend to optimise cash management at all operations by implementing working capital initiatives and associated reporting processes.
•	Investigations will continue at KUC on the life of mine extension through local drilling programmes.
•	Copper Projects will maintain and maximise optionality around key projects despite reduced capital spending. In particular, deferral periods will be utilised to improve orebody and technological knowledge.
•	Palabora Mining Company expects to complete its planned black economic empowerment transaction.
OVERVIEW OF SUSTAINABLE
DEVELOPMENT
Safety
Safety performance and awareness continued to be a major focus at all operations. Despite this focus, there were 11 fatalities at managed operations and projects (La Granja and KUC) and three at non managed operations (Grasberg). In 2008 the all injury frequency rate (AIFR) for the Copper and Diamonds group was 1.03 compared to 1.34 in 2007.
Copper
In 2008 there was one fatality at KUC when a delivery driver was crushed while offloading pipe from a truck. For KUC the all injury frequency rate was 1.07 compared to 1.28 for 2007. Consistent with KUC’s three year safety plan, safety improvement efforts during 2009 will be focused on quality safety interactions with employees and contractors and consistent safety communications regarding safety standards, safety leadership, contractor safety, and process safety.
     At the La Granja project in Peru, in March 2008, three employees and seven contractors were fatally injured in a helicopter crash.
     Palabora experienced an overall decline in its safety performance, with the all injury frequency rate increasing from 0.62 in 2007 to 0.86 in 2008. Root cause analysis indicated that the role and function of the supervisor is a key area where performance can be improved. A supervisory skills training programme is being implemented which will be compulsory for all leaders.
     For Northparkes the all injury frequency rate improved significantly to 1.03 compared to 3.83 for 2007. This improvement resulted from a range of safety initiatives aimed largely at the contractor workforce. These initiatives included a greater focus on safety interactions and supervision, improved task based risk assessments and improved injury management processes.
Diamonds
For Diamonds, the all injury frequency rate improved to 0.94 compared to 1.50 in 2007. Diavik was awarded the John T Ryan safety award in the Northwest Territories of Canada and the Bunder project in India remained injury free for 2008.
Greenhouse gas emissions
Total greenhouse gas (GHG) emissions were 3.3 million tonnes of carbon dioxide equivalent in 2008. More than half this total is attributed to copper mining, smelting and refining activities at KUC. In recent years expansion at KUC and Diavik has overshadowed the impact of divestments and improvements at other sites.
Copper
KUC is committed to continual improvement in energy efficiency across the business. It accurately meters energy use, manages peak loads and has completed a variety of improvement projects including increasing motor efficiency and reducing fuel consumption, as well as introducing cogeneration at some plants.
     KUC has participated on Utah Governor
Jon Huntsman’s Blue Ribbon Action Coalition, a committee that looked at ways to address climate change issues in Utah. In 2008, KUC’s overall GHG emissions intensity increased, primarily due to lower than anticipated copper production. However, management initiatives have identified various improvement projects and gains in energy efficiencies. Substantial progress was made during 2008 embedding over 50 energy improvements across the business, ranging from reducing diesel consumption in haul trucks to upgrading motors, lighting, ore milling and flotation equipment.
     Palabora’s initiatives to increase awareness and maximise efficiency in operations resulted in reduced energy consumption. Overall energy consumption from all fuel sources was reduced by 5.8 per cent compared to 2007. Specifically, electrical energy consumed was reduced by 3.5 per cent largely through increased awareness and maximising efficiencies on various operational processes.
     At Northparkes Mines, greenhouse intensity per tonne milled increased as a consequence of the resumption of open cut mining, processing harder ores and the construction works associated with the E48 project.
Diamonds
At Argyle, greenhouse gas intensity per carat produced increased in 2008 as a result of waste stripping in the northern part of the open pit and underground development. Argyle is investigating increasing the use of hydroelectricity in mine operations and improving the diesel efficiency of the power station. Greenhouse gas intensity per carat produced at Diavik increased in 2008 as the project transitioned from open pit to underground mining. Diavik is working on various projects focused on reducing fuel consumption.
     At Murowa, greenhouse gas intensity per carat produced decreased in 2008 due to higher production efficiency. The focus in 2009 is on further improving production efficiency and reliability of electricity supply from the state grid.
FINANCIAL PERFORMANCE
2008 compared with 2007
The Copper and Diamonds group’s 2008 sales revenue was US$6,669 million and its contribution to underlying earnings was US$1,758 million, US$1,993 million less than in 2007. Lower volumes and prices combined with increases in the cost of basic materials, fuel, explosives and labour, were the primary reasons for the decline in underlying earnings.
     The average price of copper was 320 US

48     Rio Tinto 2008 Annual report

cents per pound during 2008, compared with 324 US cents in 2007. The average gold price of US$872 per ounce, compared with US$691 per ounce in 2007. The average price of molybdenum was US$30.80 per pound compared with US$29.92 per pound in 2007. Copper and molybdenum prices declined significantly during the second half of 2008 as a result of weakening demand in the context of the global economic slowdown.
     The overall impact of price changes on the Copper & Diamonds group, including the effect of provisional pricing movements, was to decrease underlying earnings by US$159 million. At 31 December 2008, the group had 183 million pounds of copper sales that were provisionally priced at 133 US cents per pound. The final price of these sales will be determined during the first half of 2009. This compares to 270 million pounds of open shipments at 31 December 2007 provisionally priced at 304 US cents per pound.
     KUC’s contribution to underlying earnings in 2008 of US$998 million was US$651 million lower than 2007. Earnings were impacted by lower copper, gold and molybdenum sales volumes and higher operating costs. The decrease in sales volumes was principally due to a scheduled smelter shutdown during the second half of 2008. Higher input prices, particularly for energy, lower molybdenum production and increased maintenance costs also adversely impacted underlying earnings in 2008.
     Rio Tinto’s share of underlying earnings from Escondida was US$836 million, US$689 million lower than 2007. The reduction reflects lower prices, lower volumes due to lower grades and reduced availability of the Laguna Seca concentrator, and higher cash costs. Provisional pricing adjustments at the end of 2008 also contributed to lower underlying earnings.
     The Grasberg joint venture contributed US$4 million to underlying earnings, a decrease of US$155 million from prior year. As a result of an open pit failure, Rio Tinto’s share of metal from 2008 production was greatly reduced as the production levels were just above the minimum thresholds set out in the joint venture metal strip agreement.
     Palabora’s 2008 earnings were US$49 million, US$9 million lower than prior year. Earnings were impacted by lower prices, lower volumes of finished copper sold and higher costs for personnel and consumables. The decrease was partially offset by increased by-product revenues.
     Northparkes Mines made a loss of US$12 million, a decrease in underlying earnings of US$149 million from 2007 due to lower copper production after the closure of the E26 block cave in 2007.
     Diamonds contributed US$137 million to

Rio Tinto’s underlying earnings in 2008, a decrease of US$143 million from 2007. Sales revenue for 2008 was US$840 million, US$180 million lower than in 2007. Decreased volumes at both Argyle and Diavik adversely affected earnings. An impairment charge of US$107 million after tax was recognised at Diavik to reduce its carrying value to an estimated recoverable amount. Rio Tinto Diamonds share of production decreased to 20.8 million carats in 2008, compared to 26.0 million carats in 2007 due to lower grades.
2007 compared with 2006
The Copper group’s contribution to 2007 underlying earnings was US$3,479 million, compared to underlying earnings of US$3,538 million in 2006. Higher prices and volumes offset higher costs and the absence of 2006 tax benefits. The average price of copper was 324 US cents per pound during 2007, six per cent higher than in 2006. The average gold price of US$691 per ounce was 15 per cent higher than in 2006. The average price of molybdenum was US$29.92 per pound compared with US$24.60 per pound in 2006. Higher volumes were achieved across all operations except Northparkes, with the largest increases at Escondida due to a full year’s sulphide leach production, and at KUC due to the absence of the 2006 smelter shutdown. Higher operational costs were due to increased truck numbers resulting from longer haul profiles at KUC, increased diesel power costs due to natural gas restrictions at Escondida and the premature shutdown of Lift 2 at Northparkes and switch to lower grade opencut stockpiles. Evaluation projects also impacted cash costs due to higher spending at Resolution, La Granja, the Keystone project at KUC and the share of spending on the Oyu Tolgoi project.
     Diamonds contributed US$280 million to Rio Tinto’s underlying earnings in 2007, an increase of US$69 million over 2006. Sales revenue for 2007 was US$1,020 million, US$182 million higher than in 2006. Increased volumes from Diavik, a reduction in stocks at Argyle and tax credits in Australia and Canada contributed to earnings. An impairment charge of US$328 million after tax was recognised at Argyle, reflecting industry cost pressures and the difficult ground conditions encountered in the underground project.
OPERATIONS
Copper
Kennecott Utah Copper
(Rio Tinto: 100 per cent)
KUC operates the Bingham Canyon mine, Copperton concentrator and Garfield smelter

Pink and champagne diamonds from the Argyle mine in Australia.

Kennecott Utah Copper’s Bingham Canyon mine outside Salt Lake City, US.
and refinery complex near Salt Lake City, Utah. KUC is a polymetallic mine, producing copper, gold, molybdenum and silver. As the second largest copper producer in the United States based on 2008 production, KUC supplied approximately 12 per cent of the US’s annual refined copper requirements and employed approximately 1,900 people at 31 December 2008. KUC is well positioned on the industry cost curve, benefiting from significant by-product revenues from molybdenum, gold, and silver. Although mining operations at Bingham Canyon have taken place for over 100 years, the mine continues to have extensive optionality for future development.
     Over the past three years, exploration has identified a significant molybdenum deposit beneath the Bingham Canyon open pit, additional porphyry mineralisation below the southern pit wall at depth, and multiple exploration targets with further potential both in the immediate three to four kilometre wide orbit of the Bingham pit and within 20 kilometres of the Oquirrh Range.

Rio Tinto 2008 Annual report     49

Copper & Diamonds group continued

2008 operating performance
Ore processed at the Copperton concentrator in 2008 was a new record. KUC’s copper in concentrate production increased to 238,000 tonnes in 2008, an increase of 12 per cent from 2007. Copper cathode production of 200,600 tonnes was 65,000 tonnes less than in 2007. The decrease in refined copper and gold were primarily the result of a planned smelter shutdown during the second half of 2008. Molybdenum concentrate production in 2008 was 19,400 tonnes, compared to 26,600 tonnes in the previous year. The decrease in molybdenum production was driven by a nearly 17 per cent decrease in ore grades compared to 2007.
     Stripping of waste rock on the east side of the pit was accelerated in mid 2008. This is expected to bring deliveries of higher grade ore forward to compensate for declines in ore grades expected in 2011 and 2012. Current ore reserves and mineral resources are expected to enable open pit operations to continue until 2019 and possibly to 2036.
     The Keystone project continued to evaluate open pit and underground expansion options at the mine. The timeline for development of this project is under review given the current global economic setting. Dewatering and rehabilitation of an existing mine shaft continued in 2008, and some surface infrastructure was constructed.
     The bulk flotation upgrade at the KUC concentrator, which started in 2007, was largely completed in 2008. The project is expected to increase copper recovery by two per cent and concentrate grade by four per cent.
     The construction of the Molybdenum Autoclave Process (MAP) facility approved during 2008 has been delayed due to falling prices.

Principal operating statistics at KUC

	2008	2007	2006

Rock mined (’000 tonnes)	153,761	142,297	145,343
Ore milled (’000 tonnes)	49,134	47,525	47,857
Head grades:
Copper (%)	0.58	0.53	0.63
Gold (g/t)	0.35	0.38	0.49
Silver (g/t)	2.97	3.00	3.50
Molybdenum (%)	0.041	0.050	0.057
Copper concentrates produced (’000 tonnes)	931	889	1,019
Production of metals in copper concentrates
Copper (’000 tonnes)	238.0	212.2	265.6
Gold (’000 ounces)	368	397	523
Silver (’000 ounces)	3,414	3,487	4,214
Molybdenum concentrates produced (’000 tonnes)	19.4	26.6	30.2
Contained molybdenum (’000 tonnes)	10.6	14.9	16.8
Concentrate smelted on site (’000 tonnes)	941	1,103	918
Production of refined metals
Copper (’000 tonnes)	200.6	265.6	217.9
Gold (’000 ounces)	303	523	462
Silver (’000 ounces)	3,252	4,365	4,152

Escondida (Rio Tinto: 30 per cent)
The Escondida copper mine in Chile’s Atacama Desert, is the largest copper mine in the world in terms of annual production, and has a mine life expected to exceed 30 years. It accounted for approximately eight per cent of global primary copper production. BHP Billiton owns 57.5 per cent of Escondida and is the operator and product sales agent.
     The Escondida district hosts two of the largest porphyry copper deposit systems in the world, Escondida and Escondida Norte, located five kilometres from Escondida.
2008 operating performance
Escondida’s copper in concentrate production was 992,000 tonnes, 255,000 tonnes less than in 2007. Copper in cathode production of 258,000 tonnes was 20,000 tonnes more than in 2007.
     Early in 2008, production was impacted by lower grades and a deficit of prestripping in the Norte pit which restricted access to ore. The pre-stripping deficit was due to longer than anticipated haul cycles to the sulphide leach pad. Additional mining equipment was introduced to rectify this issue. Escondida production during August and September 2008 was adversely impacted by three shutdowns of the SAG mill on the Laguna Seca concentrator plant, resulting in ten days of lost production. The interruptions resulted from problems with the mill’s electric motor. Following these interruptions, the SAG mill has operated at a reduced rate to limit the risk of additional failures occurring. The group currently expects that repairs will be completed in the second quarter of 2009.

Principal operating statistics for Escondida (100 per cent basis)

	2008	2007	2006

Rock mined (’000 tonnes)	405,738	345,377	338,583
Ore milled (’000 tonnes)	89,451	90,697	84,158
Head grade:
Copper (%)	1.37	1.64	1.59
Production of contained metals
Copper (’000 tonnes)	992	1,247	1,122
Gold (’000 ounces)	144	187	170
Silver (’000 ounces)	6,167	7,870	6,646
Copper cathode (’000 tonnes)	258	238.4	134.4

50     Rio Tinto 2008 Annual report

In previous years, electrical power for Escondida was generated by gas fired power stations with gas sourced from Bolivia via Argentina. High Argentine demand for gas, and an ongoing territorial dispute between Bolivia and Chile, has led to curtailment of gas supply to Chile. Chilean power generators have been forced to move towards diesel power generation and the majority of the resulting cost increase has been passed on to customers such as Escondida.
     During 2008, Escondida filed Environmental Impact Assessments for the Phase 5 expansion and a new desalination plant. In light of current economic conditions these investments have been reviewed and will be delayed.
     Future growth options at Escondida are driven by current brownfield exploration activities. There is a significant exploration drilling programme on a number of potential deposits around the Escondida lease area, with positive results already announced at Pampa Escondida.
Grasberg joint venture
(Rio Tinto: 40 per cent)
Grasberg, located in the province of Papua in Indonesia, is one of the world’s largest copper and gold mines in terms of reserves and production. It is owned and operated by Freeport Indonesia (PTFI), the principal and 91 per cent owned subsidiary of the US based Freeport-McMoRan Copper & Gold Inc. (FCX). The Government of Indonesia owns the remaining nine per cent of PTFI. The joint venture gives Rio Tinto a 40 per cent share of production above specified levels until 2021 and 40 per cent of all production after 2021, as well as representation on operating and technical committees.
     The joint venture operates under an agreement with the Government of Indonesia, which allows the joint venture to conduct exploration, mining and production activities in a 10,000 hectare area (Block A). Exploration activities are also conducted in an approximate 200,000 hectare area (Block B). All of the proved and probable ore reserves and current mining operations are located in Block A. Rio Tinto and PTFI also have joint ventures in other entities which have exploration rights in areas covering 690,000 hectares in addition to Blocks A and B. Rio Tinto has the right to 40 per cent of the exploration potential in all areas outside of Block A.
     To meet the mine’s social obligations to local communities, at least one per cent of Grasberg’s net sales revenues are committed to support village based programmes. In addition, two trust funds were established in 2001 in recognition of the traditional land rights of the local Amungme and Komoro tribes. In 2008, PTFI contributed US$34 million (net of Rio Tinto portion) and Rio Tinto US$0.5 million in total to the funds.
2008 operating performance
Grasberg’s copper production in 2008 was 521,300 tonnes, 48,100 tonnes less than in 2007. On 10 September 2008 Freeport announced that a small scale open pit failure encompassing approximately 75,000 tonnes of material occurred at Grasberg. As a result, Rio Tinto’s share of copper and gold from 2008 production was greatly reduced as the production levels were just above the minimum thresholds set out in the joint venture agreement.
     The expansion of the currently producing Deep Ore Zone (DOZ) mine to 50,000 tonnes per day was completed with third quarter rates averaging 61,000 tonnes per day. A further expansion to 80,000 tonnes per day is under way with completion targeted for 2010.

Principal operating statistics for PTFI (100 per cent basis)

	2008	2007	2006

Ore milled (’000 tonnes)	70,595	77,593	83,716
Head grades:
Copper (%)	0.83	0.82	0.85
Gold (g/t)	0.66	1.24	0.85
Silver (g/t)	3.21	3.53	3.84
Production of metals in concentrates
Copper (’000 tonnes)	521.3	569.4	610.8
Gold (’000 ounces)	1,199	2,689	1,880
Silver (’000 ounces)	4,707	5,238	5,609

Palabora (Rio Tinto: 57.7 per cent)
Palabora Mining Company is a publicly listed company on the Johannesburg Stock Exchange and operates a mine and smelter complex in South Africa.
     Palabora supplies most of South Africa’s copper needs and exports the balance. It employed approximately 2,100 people at 31 December 2008. For the first time, three year wage agreements were entered into with organised labour covering the period ending in February 2011.
     During 2008, the Palabora Value Proposition was introduced, outlining the benefits available to employees and adding retention bonuses for key skills. The result of this initiative has been a 50 per cent reduction in resignations, particularly in the scarce skill area of certified artisans.
     Palabora achieved a 41 per cent rate of
employing historically disadvantaged South Africans in management positions. This key milestone is a crucial step in securing New Order Mineral Rights in terms of the Mining Charter.
     The Minerals and Petroleum Resource Development Act (MPRDA) requires mines in South Africa to be at least 15 per cent owned by historically disadvantaged South Africans by April 2009. This requirement will increase to 26 per cent by 2014. Palabora has entered into discussions regarding a potential broad based black economic empowerment transaction. The structure of the envisioned transaction is being finalised for presentation to the existing shareholders and will be presented to the South African Department of Minerals and Energy for their consideration during the first quarter of 2009.
2008 operating performance
Copper concentrate production from Palabora was 286,500 tonnes in 2008, 47,300 tonnes more than in 2007. The concentrator at Palabora kept pace with the rate of underground production. In addition, the reclaiming of low grade concentrate from pond storage facilities and the re-processed smelter secondary material facilitated a 19 per cent increase in contained copper production. The majority of higher grade surface stockpiles have now been fully processed and a toll treating contract with Foskor at 24,000 tonnes per day has been re-instituted.
     The smelter and refinery complex experienced several unplanned outages and as a result anode production averaged 6,300 tonnes per month in 2008. Copper was sold as concentrate during the periods of low

Rio Tinto 2008 Annual report     51

Copper & Diamonds group continued

smelter availability. Small quantities of purchased blister copper were also introduced into the casting furnace on a trial basis.
     Palabora has suspended two expansion projects for 2009, the Western Extension and Phase 2 of the magnetite rail loader. These actions are in response to the overall deterioration of market conditions. The Western Extension will expand the existing underground mine and ultimately is expected to add two years to the copper mine life. Phase 2 of the magnetite rail loader is expected to increase capacity to load magnetite for rail shipment. These expansion projects will be reviewed when market conditions improve.

Principal operating statistics for Palabora (100 per cent basis)

	2008	2007	2006

Ore milled (’000 tonnes)	12,454	12,915	10,730
Head grade:
Copper (%)	0.69	0.70	0.71
Copper concentrates produced (’000 tonnes)	286.5	239.2	208.9
Contained copper (’000 tonnes)	85.1	71.4	61.5
New concentrates smelted on site (’000 tonnes)	261.3	295.8	288.5
Refined copper produced (’000 tonnes)	75.9	91.7	81.2
Magnetite concentrate (’000 tonnes)	1,951	1,306	1,127

Northparkes Mines (Rio Tinto: 80 per cent) Northparkes is a joint venture with the Sumitomo Group (20 per cent).
     In November 2006, the joint venture partners approved the development of the E48 block cave project, which was expected to cost US$160 million (Rio Tinto share: US$127 million) and extend the mine’s life to 2016. As a response to current economic conditions however, the completion of the E48 project has been deferred. Northparkes has also initiated a review of working capital that will focus on contractor management, inventory lead-time management, obsolete stock and accounts payable. Other initiatives include optimising both underground and open cut mining programmes. Northparkes employed approximately 220 people at 31 December 2008
2008 operating performance
Copper production at Northparkes was 24,800 tonnes, 18,000 less than production in 2007. Underground production was constrained throughout 2008 as a result of the early closure of the E26 Lift 2 block cave in 2007 due to the ingress of clay in the underground draw points. Surface stockpiles were used to maintain full mill capacity whilst additional underground and open cut ore sources were brought into production. Construction of the Lift 2 North extension was completed in early 2008 and was ramped up to full production in mid-2008.
The E22 pit was re-opened and began producing ore from July 2008. As a result, the grade of ore processed steadily increased during 2008. Ore processed during 2008 was lower as harder open cut and stockpiled ore impacted on mill throughput rates.
     The next stage of the E48 block cave underground project, which is 75 per cent complete, was suspended in early 2009. Ore will be sourced from Lift 2 North and the E22 open pit. At 31 December 2008 the E48 project was ahead of schedule and within budget.
     Exploration drilling has identified mineralisation beneath the E48 project with the potential to sustain larger scale underground mining.

Principal operating statistics at Northparkes (100 per cent basis)

	2008	2007	2006

Ore milled (’000 tonnes)	5,244	5,297	5,789
Head grade:
Copper (%)	0.54	0.91	1.53
Gold (g/t)	0.26	0.62	0.64
Production of contained metals
Copper (’000 tonnes)	24.8	43.1	83.3
Gold (’000 ounces)	32.3	78.8	94.7

Kennecott Minerals
(Rio Tinto: 100 per cent)
Kennecott Minerals sold its two principal US operating mines in early 2008. Kennecott Greens Creek Mining Company and Kennecott Juneau Mining Company, which held a 70.3 per cent interest and managed the Greens Creek Joint Venture, were sold to Hecla Mining Company, the joint venture partner, on 16 April 2008. Sales proceeds were US$750 million (US$700 million in cash and US$50 million in Hecla stock), resulting in a net after tax gain of US$376 million. The 40 per cent interest in the Cortez Joint Venture was sold to its 60 per cent joint venture partner Barrick Gold on 5 March 2008, for US$1.7 billion cash, resulting in a net after tax gain of US$1.0 billion. In addition, Rio Tinto will benefit from a deferred bonus payment in the event of a significant discovery of additional reserves and resources at the Cortez gold mine and will also retain a contingent royalty interest in the future production of the property. After tax cash flow of US$1.6 billion was generated from the sale of the two mining operations.
     Kennecott Minerals believes that it has a record of successful mine closures and reclamation which has demonstrated protection of the environment and responsible post mining land use. The Flambeau mine in Wisconsin became a community nature park with walking and equestrian trails. Ridgeway in South Carolina has two fresh water pit lakes and wetland for ecological studies. The Nevada Copper reclaimed tailings area supports cattle ranching and agricultural production.

52     Rio Tinto 2008 Annual report

2008 operating performance
Net earnings of US$31 million (excluding gain on property sales) reflect the fact that Rio Tinto only owned Greens Creek and Cortez during the first few months of 2008. This compares to 2007 underlying earnings of US$106 million.
Diamonds
Argyle (Rio Tinto: 100 per cent)
The Diamonds group owns and operates the Argyle diamond mine in Western Australia. Production from Argyle’s AK1 open pit mine is expected to continue through to 2011 after which the mine will transition to underground operations which are expected to extend the life of the mine to about 2018.
2008 operating performance
The AK1 pit experienced a wall failure at the end of 2007, which significantly reduced ore volumes from the mine. As a result, lower grade stockpiled ore was processed through the recovery plant. Diamonds recovered decreased to 15.1 million carats in 2008 from 18.7 million carats in 2007. With a planned slowdown in underground construction Argyle intends to operate the open pit mine through to 2011. Mining will continue in the southern end of the pit to extract the remaining economic ore. When the southern end of the pit is completed in 2009, mining is expected to move to the Northern Bowl and continue until ore is available from the underground mine.
     With the diamond market severely impacted by the downturn in the US economy, the underground project has been slowed by reducing the project workforce. In addition, processing in the surface operations are expected to be suspended for up to three months from March 2009. The extended processing plant shutdown provides an opportunity to perform essential maintenance, training and improvement activities to ensure processing resumes at a sustainable rate.

Rio Tinto joins forces
with Wal-Mart
Rio Tinto and the world’s largest retailer, Wal-Mart, are combining their sustainability agendas to promote a new range of responsibly produced jewellery using gold, silver and diamonds from Rio Tinto.
     Wal-Mart’s Love, Earth® jewellery collection is produced with traceable gold, silver and diamonds manufactured to the highest environmental and social standards as part of an initiative to achieve 100 per cent traceability for all of the gold and silver jewellery sold at its hundreds of stores. Gold and silver is produced as a by-product at Rio Tinto’s Bingham Canyon copper mine.
     The initiative allows customers to trace their jewellery all the way back to the mine it came from by going online. Although Wal-Mart has other partners, the precious metals for the jewellery are initially being sourced from Rio Tinto’s Kennecott Utah Copper Bingham Canyon mine, with diamonds from the Argyle mine in Western Australia. The final product is being sold at Wal-Mart stores and Sam’s Club locations, as well as online.
     “As the largest retailer of jewellery in the world, Wal-Mart is in a unique position to influence sustainable practices in the jewellery industry,” said Pam Mortensen, vice-president and divisional merchandise manager for Wal-Mart.
     “With Love, Earth® jewellery we collaborate with partners like Rio Tinto who are at the forefront of sustainable business practices in their industry to bring an affordable and beautiful product to our customers.”
     Bruce Cox, managing director of Rio Tinto Diamonds, agreed that such partnerships had the potential to set new industry standards and influence mainstream business practices. “Companies like Rio Tinto and Wal-Mart have an opportunity to change the way products are manufactured and used to reduce impacts on the environment and local communities.”

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Copper & Diamonds group continued

Principal operating statistics at Argyle

	2008	2007	2006

Ore processed (’000 tonnes)	6,809	8,625	8,441
Carats produced (’000 carats)	15,076	18,744	29,078

Diavik Diamonds (Rio Tinto: 60 per cent)
The Diamonds group operates the Diavik Diamond Mine, located 300 kilometres north east of Yellowknife, Northwest Territories, Canada. It is an unincorporated joint venture between Rio Tinto and Harry Winston Diamond Corporation (formerly Aber Diamonds). Operations at Diavik began in 2003 with mining of the A154 kimberlite pipes. Open pit mining of the A154 pipe is expected to cease in mid 2009. Ore production in the A418 pipe commenced in
2008 and is expected to be the main ore source as the underground mine ramps up to full production.
2008 operating performance
Lower than expected grade from A154 South pipe reduced diamond production in 2008 to 5.5 million carats (Rio Tinto share) from 2007 record production of 7.2 million carats. By the end of the year, grade from this area had recovered. Mining in A154 is expected to cease in mid 2009, when mining will shift to the A418 pipe until the underground is fully developed and operational in 2012. The availability of the winter road was much improved from the previous year and supply of materials did not negatively affect operations. Underground production is expected to commence in the fourth quarter of 2009 and full production is expected to be reached in 2012. Underground ore production will be sourced from all three pipes.

Principal operating statistics at Diavik (100 per cent basis)

	2008	2007	2006

Ore processed (’000 tonnes)	2,414	2,400	2,331
Carats produced (’000 carats)	9,225	11,943	9,829

Murowa (Rio Tinto: 77.8 per cent)
Production at Murowa commenced in late 2004 after US$11 million was spent on constructing a 200,000 tonnes per year plant and supporting infrastructure. Controls established at the commencement of the project to ensure that Rio Tinto retains custody of the diamonds produced at Murowa have performed without incident.
2008 operating performance
The Diamond group’s share of production in 2008 of 205,000 carats increased significantly from 113,000 in 2007 as a result of higher volumes following the successful ramp up of the extended life project. A political power sharing agreement between the governing and main opposition parties in Zimbabwe remained unsettled at end of the year. As in 2007, hyperinflation and commodity shortages created challenging operating conditions for the group.

Principal operating statistics at Murowa (100 per cent basis)

	2008	2007	2006

Ore processed (’000 tonnes)	383	203	216
Carats produced (’000 carats)	264	145	240

COPPER & DIAMONDS GROUP PROJECTS
The group has developed a strong portfolio of copper, nickel and diamonds projects and has acquired interests in four of the world’s largest known undeveloped copper and nickel deposits – Oyu Tolgoi (Mongolia), Resolution (US), La Granja (Peru) and Sulawesi (Indonesia).
     In addition, the Eagle project in the US is positioned to commence construction and the Copper group retains a 19.6 per cent interest in Northern Dynasty Minerals which has a 50:50 joint venture in the Pebble project in Alaska. The group believes that these projects, combined with some of the world’s largest brownfields development opportunities at Bingham Canyon and Grasberg, create an opportunity for the group to leverage its size and capability to unlock shareholder value.
     In 2008, the expenditure on project evaluation was US$376 million on a pre-tax cash cost basis. Due to challenging economic conditions, the Copper group has decided to defer expenditure on some projects. The focus in 2009 will be on sustaining capital expenditure. However, the group remains prepared to restart development on recovery of demand for its products.
     At Oyu Tolgoi, measures are being implemented to reduce the current rate of spending on pre-construction development work pending conclusion of an Investment Agreement with the Government. A slowdown has also occurred at La Granja where exploration drilling has been reduced and non essential work has been deferred. At Resolution, the rate of expenditures on the pre-feasibility work has also been slowed. At Argyle Diamonds, the underground project has been slowed by reducing the project workforce.
Resolution (Rio Tinto: 55 per cent)
The Resolution Copper project is located in the historic Pioneer Mining District three miles east of Superior, Arizona. Exploration from 2001 to 2003 indicated a large, copper resource more than 1,300 metres below surface. The deposit is a world class porphyry copper-molybdenum system. The project team is currently working through a pre-feasibility study, including dewatering the former Magma mine and sinking an exploratory shaft to 2,000 metres below the surface as well as evaluating the technical, legal and environmental issues and preparing the mining plan.
      Although the ultimate size of the deposit has not been fully defined, it is characterised by copper mineralisation of greater than one per cent in suitable host rocks above an elevation of 750 metres below sea level. It extends over an area of at least two kilometres in an east northeast direction and 1.5 kilometres in a north north west direction, with a local thickness greater than 500 metres. Significant but lower grade mineralisation extends beyond this defined body of strong mineralisation.
      In May 2008, Resolution announced that it had completed sufficient drilling on its

54     Rio Tinto 2008 Annual report

deep porphyry copper deposit to report an inferred resource of 1.34 billion tonnes containing 1.51 per cent copper and 0.04 per cent molybdenum. Rio Tinto announced in August 2008 an investment of US$652 million to support continued pre-feasibility studies on the proposed mine. In the near term the investment will allow Resolution to proceed with dewatering the legacy mine affected by the previous mining operations and proceed with shaft sinking needed to reach the identified copper deposit.
     Before the studies can be completed and the mine developed, Resolution Copper must gain ownership of and manage surface lands above the mine and in the immediate surrounding area. In return for this land, Resolution Copper intends to transfer to the US government over 5,500 acres of high priority conservation lands. Passage of the Southeast Arizona Land Exchange and Conservation Act, currently under review in the US Congress, would accomplish this goal and will also benefit the town of Superior, the region and the state of Arizona.
Oyu Tolgoi (Rio Tinto: 9.9 per cent interest in Ivanhoe Mines Limited)
In October 2006 Rio Tinto purchased a stake of just under ten per cent in Ivanhoe Mines Limited in order to jointly develop the Oyu Tolgoi copper-gold resource in Mongolia’s South Gobi region. Rio Tinto has the right to progressively increase its stake to 43 per cent over the next four years at pre-determined prices. Oyu Tolgoi has a potential average production rate of 440,000 tonnes of copper per year with significant gold by-products. It is also geographically positioned to supply growing Asian copper markets.
     The project is expected to bring substantial benefits to the local community and the people of Mongolia. Since the initial discovery, more than 4,000 Mongolians have been employed and currently 90 per cent of the project workforce is Mongolian. More than 900 Mongolian businesses have worked with Oyu Tolgoi since 2001. Once an acceptable investment agreement is concluded, Rio Tinto and Ivanhoe Mines are committed to giving preference to Mongolian companies, training as many Mongolian workers as possible and laying the foundation for a long life mine that will provide well paid jobs for several generations of Mongolians.
     Rio Tinto and Ivanhoe Mines are actively engaged and working with the Mongolian Government to progress settlement of a long term investment agreement. The newly formed coalition government has affirmed that the development of major mineral deposits, including Oyu Tolgoi, is a matter of high priority.
Progress has been made at Oyu Tolgoi from the bottom of No.1 Shaft to drive twin horizontal tunnels towards the Hugo South mineralisation. The continuation of underground construction work has included the commissioning of the electrical sub-station and construction of a workshop and permanent sump facilities. In the second half of 2008, Ivanhoe Mines received US$122 million from Rio Tinto for the purchase of large long lead time equipment for construction of the project.
     As a result of the global financial crisis there was a significant slowdown in pre-construction activity during the later part of 2008 which is expected to continue into 2009. Furthermore, the absence of an acceptable investment agreement to allow construction to proceed has resulted in a reduction in manning and a curtailment of spending.
La Granja (Rio Tinto: 100 per cent)
The La Granja copper project located in the Cajamarca region of northern Peru is in the pre-feasibility phase. Rio Tinto acquired the project in December 2005 through a public bidding process carried out by the Peruvian Government. Consideration included an up front payment of US$22 million plus a commitment to fund a further investment of US$60 million.
     In May 2008, Rio Tinto released a mineral resource estimate for La Granja of 2.77 billion tonnes of material grading 0.51 per cent copper and 0.1 per cent zinc. Rio Tinto completed 80 kilometres of exploration drilling to the end of 2008. Results showed that the area may host a cluster of several porphyries with associated mineralised bodies of breccia and skarn, including a new extension of breccia to the northwest of the current resource, exhibiting higher grades than the previously stated average. Though still to be quantified, the property may hold significantly greater tonnages than the stated resource. La Granja could represent the largest undeveloped greenfield copper project in Latin America. It has the potential to be a very large, long life operation.
     Instead of looking at La Granja as a conventional milling operation producing concentrates for export, the pre-feasibility study is aimed at demonstrating the possibility of recovering copper metal using leaching of copper from whole ore, with solvent extraction and electrowinning to produce high quality copper cathode. The timeline and options for development of this project are under review given the current global economic setting.
     There are many stakeholders with an interest in the project due to the potential positive impact on the local and national economy. At the same time, local communities have high expectations of Rio Tinto’s presence in the area, where basic infrastructure and services are lacking. Rio Tinto intends to continue working in a participatory manner with local communities to promote sustainable development and help them develop and improve their quality of life with the engagement of local, regional and national authorities and institutions.
Sulawesi Nickel (Rio Tinto: 100 per cent)
Rio Tinto identified a lateritic nickel deposit in an area which straddles the border of Central and South East Sulawesi provinces in Indonesia. This deposit currently ranks as one of the largest known undeveloped greenfield lateritic nickel deposits in the world. The project could develop into a world class operation, mining and processing ore to produce nickel metal at a rate of 46,000 tonnes per annum, with potential for future expansion. An order of magnitude study was updated in 2008 and will be optimised in 2009, as the implications of the new Indonesian Mining Law are better understood.
      Rio Tinto submitted an application for a Contract of Work (CoW) for the Sulawesi Nickel Project to the Government of Indonesia in mid December 2008, following finalisation of agreements with regional governments and with holders of local mining authorisation which overlapped the CoW application area.
      Subsequent to submission of the CoW application, a new mining bill (Minerba) was passed by the national parliament, replacing the previous mining law under which CoW’s were granted. Investment under Minerba must be carried out pursuant to permits or licenses for exploration, development and exploitation of minerals. Minerba became effective from mid January 2009 and its implementation will rely on a number of government regulations that are expected to be issued within the next 12 months. The implications of Minerba on the project will be fully reviewed and assessed following government socialisation programmes which are planned in early 2009, and as regulations become available.
      Rio Tinto is continuing to work closely with the regional governments and communities with a number of socioeconomic, community and environmental baseline studies commencing in early 2009.
Eagle (Rio Tinto: 100 per cent)
Late in 2007 Rio Tinto approved the development of the high grade underground Eagle nickel mine in Michigan, US. During

Rio Tinto 2008 Annual report     55

Copper & Diamonds group continued

2008 Eagle has been addressing legal challenges to issued mine permits. At the same time, Eagle continued with engineering designs and acquisition of major pieces of mining equipment in preparation for construction. The Humboldt mill was purchased in 2008 and general site clean up and permitting was initiated. Additional exploration at Eagle identified a previously unknown high grade copper and nickel zone.
     There are similarities between Eagle and other world class magmatic nickel-sulphide deposits. Rio Tinto has an extensive land position in the Eagle district which is extremely prospective, including a 30 kilometre identified trend containing multiple target intrusions. In 2008, an airborne geophysical survey identified over 100 new anomalies similar to Eagle in the region. These anomalies are currently being evaluated and will be prioritised for exploration in 2009.
Pebble (Rio Tinto: 9.8 per cent)
Rio Tinto has a 19.6 per cent equity holding in Northern Dynasty Minerals which owns a 50 per cent share in the Pebble Joint Venture. The joint venture owns the right to develop the Pebble Copper project in Alaska, US. In July 2007 Anglo American agreed to invest the first US$1.4 billion of studies and development costs to earn a 50 per cent stake in the project. The Pebble project is located about 200 miles south west of Anchorage in the Bristol Bay region of Alaska on land designated for mineral exploration and development.
Entrée Gold (Rio Tinto: 15.8 per cent)
Rio Tinto has a direct 15.8 per cent equity holding in Entrée Gold (ETG), a Canadian listed company that owns strategic tenements surrounding the Oyu Tolgoi project in Mongolia. Ivanhoe Mines also holds a 14.6 per cent equity holding in ETG and has an exploration joint venture agreement on key titles which entitle ETG to 30 per cent of the minerals discovered above 560 metres and 20 per cent of any minerals discovered below 560 metres. The main physical assets in the ETG portfolio include a 20 per cent interest in the high grade Hugo North Extension and 20 per cent of the recent Heruga gold discovery. ETG also has 100 per cent ownership of the Lookout Hill property, coal targets in Mongolia and exploration titles in Arizona, New Mexico and China.
Argyle underground
(Rio Tinto: 100 per cent)
Rio Tinto approved the development of an underground block cave mine under the AK1 open pit in late 2005. It also approved an open pit cutback on the Northern Bowl to facilitate the transition from open pit to underground mining. Due to the difficult short term market conditions the underground project will be limited to only critical development activities resulting in a workforce reduction and demobilisation of contractors. First production from the underground operation is now expected in 2013.
Diavik underground (Rio Tinto: 60 per cent) Following completion of a feasibility study in 2007 approval was given to proceed with underground mining of the A154N, A154S and A418 kimberlites. The capital investment was increased to account for higher than budgeted construction and material costs. However a number of initiatives have been identified to postpone some expenditure to subsequent years.
     In January 2009 it was announced that underground development would be slowed to defer costs in light of current market conditions. Underground production is now expected to commence about six months later than planned in the fourth quarter of 2009, and should reach full production in 2012. Open pit mining is expected to cease in 2012, at which time Diavik is expected to source all its ore from the underground mine.
Murowa (Rio Tinto: 77.8 per cent)
The capital cost estimate for the Murowa expansion project (MXP) was revalidated during 2008, and a number of options identified to reduce the capital cost. The project remains on hold given the current uncertain investment environment in Zimbabwe and difficult diamond market conditions.
Bunder (Rio Tinto: 100 per cent)
The project was transferred from Rio Tinto Exploration to the Diamonds Group in November 2008 upon completion of the order of magnitude study. Evaluation work is continuing including the processing of bulk samples. Results are expected in 2009.
OUTLOOK
The unprecedented decline in global economic conditions towards the end of 2008 is expected to continue in 2009 leading to depressed demand and lower prices for base metals in the short term.
     Rio Tinto Copper has responded to these developments by immediately reviewing capital expenditure levels across all managed operations and projects. Two projects (E48 at Northparkes and the MAP project at KUC) have been suspended until prices for copper and molybdenum/rhenium recover. The optionality in both projects has been retained so they can be re-initiated relatively quickly when conditions permit. Studies at the La Granja, Resolution, Sulawesi and Eagle projects have also been slowed. Despite the slowdown in direct investment in the project portfolio, considerable effort is being applied to value engineering, systems and process readiness across all projects. Efforts to reduce operating costs are also under way.
     The short term economic situation presents challenges to Rio Tinto Diamonds in terms of weakening demand and prices. However the group has taken decisive action to address this by slowing development and reducing production in the short term at both Argyle and Diavik. The rough diamond market, particularly for higher quality goods remained strong for most of 2008 although demand was weaker during the last quarter of 2008. The weakness of the global economy is expected to lead to lower demand across the entire market.

56     Rio Tinto 2008 Annual report

Salt Lake Valley
clean up milestone
An important 2008 milestone for Kennecott Utah Copper (KUC) was the successful completion of 17 years of working co-operatively with government agencies to accelerate the clean up of non mining land.
     In 1991 KUC approached the Environmental Protection Agency (EPA) and the Utah Department of Environmental Quality (UDEQ) to propose an accelerated clean up of its land in the Salt Lake Valley, site of KUC’s operations. Most of the areas requiring remediation were historic mining sites from the last century, many of which KUC inherited through its predecessor company, which purchased the land over many decades.
     At the time, KUC’s proposal to the EPA and UDEQ was a groundbreaking development. KUC agreed to continue and complete the clean up of lands affected by mining, rather than waiting for a Superfund listing. (Through the Superfund programme, the EPA can place contaminated land on the National Priorities List (NPL) for clean up. If those responsible fail to clean up the sites, the government pays for remediation, then goes after the responsible parties to recover its costs.)
     KUC decided it could work with state and federal agencies to get the work done faster and more efficiently. The collaborative approach with the EPA and UDEQ meant that most of the money was spent on the actual clean up, as opposed to administrative or legal costs. The EPA agreed it would remove the sites, the South Zone and the North Zone, from the NPL upon KUC’s completion of its clean up projects. Removal of the South Zone was achieved in September 2008.
     “By taking a co-operative approach to the clean up, the work was performed more efficiently and cost effectively than if we had used the traditional Superfund process,” said Andrew Harding, president and chief executive officer, KUC. “This is an example of how collaboration and co-operation can result in the best outcome for the community, business and government.”
     Much of the clean up work on the South Zone has focused on removing historic mining wastes and facilities, and protecting and restoring groundwater in the south west Salt Lake Valley. Commenting on the clean up, Kelly Payne, remediation manager, KUC, said: “Hundreds of acres of land have been remediated, where trees and grasses are growing now. Groundwater clean up systems are complete and KUC is providing clean drinking water to several communities through the Jordan Valley Water Conservancy District.”
     KUC is now working with the EPA to put a similar consent decree in place for the North Zone, after which this area can also be removed from the Superfund list. KUC has already completed the soil clean up of the North Zone, and expects the removal of the North Zone from the NPL in the next few years.

Rio Tinto 2008 Annual report     57

Energy
and Minerals

Preston Chiaro
Chief executive, Energy & Minerals group
The Energy & Minerals group comprises
thermal coal, coking coal, uranium,
borates, talc and titanium dioxide
feedstock operations. It is one of the
largest suppliers of these products in its key markets, the US and Asia. Its coal interests are located in Australia and the US and supply the seaborne traded and Australian and US domestic markets.
These interests comprise Rio Tinto Coal Australia (RTCA) which manages the group’s interests in nine coal mines in Queensland and New South Wales, and Rio Tinto Energy America (RTEA) which owns and operates four open cut coal mines in Montana and Wyoming. Rio Tinto is seeking to divest RTEA. The group also manages Colowyo Coal in Colorado, US; Colowyo was separated from the remainder of RTEA late in the year as it is not part of an asset divestment programme. The group’s reserve and resource position in thermal and coking coal is sufficient to underpin significant greenfield and brownfield expansions in the future.
     Rio Tinto Uranium supplies uranium oxide produced at its majority owned mines in Australia and Namibia to electric power utilities worldwide. Rio Tinto Uranium is currently the world’s largest uranium supplier.
The Minerals part of the group comprises Rio Tinto Minerals (RTM), a global leader in borates and talc supply and science, and Rio Tinto Iron & Titanium (RTIT), the market leader in titanium dioxide feedstock, used in the manufacture of pigments for paint and plastics. During the year management of Dampier Salt was transferred to the Rio Tinto Iron Ore group due to geographic proximity.
     At 31 December 2008, the Energy & Minerals group had operating assets of US$5,639 million, which accounted for ten per cent of the Group’s operating assets compared to US$6,517 million of operating assets at 31 December 2007. In 2008, the Energy & Minerals group contributed US$10,998 million in revenue and US$2,887 million in underlying earnings, which accounted for 19 per cent and 28 per cent of the Group’s gross sales revenue and underlying earnings, respectively, compared to US$7,403 million of revenue and US$687 million of gross sales revenue and underlying earnings in 2007.
     Preston Chiaro, chief executive, Energy & Minerals, is based in London.

58     Rio Tinto 2008 Annual report

STRATEGY
The Energy & Minerals group’s core purpose is to maximise the value it creates from supplying the world’s mineable energy and minerals needs. The group focuses its resources on excellence in operations; large scale, long life, cost competitive assets; the quality of investment opportunities; and operating in a responsible and sustainable manner.
     A key part of the Energy & Minerals group’s strategy is to ensure it is a leading advocate of, and investor in, the sustainable future uses of coal. In 2008 the group continued to dedicate resources and funds to the development of low emission coal technology through Hydrogen Energy, its joint venture with BP, through COAL21 in Australia, and in several low emission coal research organisations in the US and Australia.
     With a global nuclear power resurgence under way driven in large part by the need for baseload electricity generation that minimises emissions of greenhouse gases, Rio Tinto aims to maintain its position as one of the world’s leading uranium suppliers to power this growth.
     At both Namibia’s Rössing and Energy Resources of Australia’s (ERA) Ranger mine, a number of opportunities for further low cost brownfield expansion are under consideration. ERA also owns the Jabiluka deposit, one of the world’s largest undeveloped uranium deposits. In addition to the significant and sustainable operating assets at Rössing and ERA, Rio Tinto has increased uranium exploration activity around the world.
     Its minerals strategy is market driven and focuses on optimising volumes and product mix to create value by directing resources toward high value growth sectors in both mature and emerging markets. Market differentiation requires technical and marketing expertise so the group maintains R&D facilities in Europe, Canada and the US to develop new products and support customers.
     It focuses on meeting customers’ needs for consistent quality, on time delivery and responsiveness; by providing technical support to customers on the use of minerals in consumer products; setting and meeting aggressive business improvement targets; and establishing stock points to supply demand growth in emerging economies.
KEY ACHIEVEMENTS
RTIT began production of ilmenite at the QIT Madagascar Minerals (QMM) mineral sands operation at Fort Dauphin in Madagascar. First production in December was a major landmark in a project which, notwithstanding many complex environmental, social and technical challenges, could become a model for future projects in Africa and elsewhere in the developing world.
     During 2008, negotiations progressed at Richards Bay Minerals (RBM) on the divestment of 26 per cent of the business to a consortium of historically disadvantaged groups in order to meet the requirements of legislation governing broad based economic empowerment in the South African mining industry.
     Rössing Uranium has continued on its growth path, with total production of nine million pounds in 2008, the first time this volume has been achieved since 1988.
     The first sale of uranium from Australia to China was completed in 2008, following the ratification of a bilateral safeguards agreement between the two governments.
     Following a review of its asset portfolio, the group sold the Tarong coal mine to Tarong Energy Corporation and the Kintyre uranium project in Australia to a joint venture comprising Cameco Corporation and Mitsubishi Development.
     Significant progress was made on development of the Clermont coal mine and construction started on an extension of the Kestrel underground coal mine.
     Operational excellence programmes in all businesses continued to deliver improvements by systematically eliminating waste, reducing process variability, and engaging and empowering the workforce. Many operations delivered record production and sales results throughout the year and safety performance continued to improve.
KEY PRIORITIES FOR 2009
•	Continue to improve safety performance

•	Maximise free cash flow

•	Continue to operate in a responsible and sustainable manner during the global economic downturn

•	Meet customer needs to position the group as the supplier of choice when the global economy begins to recover

•	Retain and continue to develop the best people
OVERVIEW OF SUSTAINABLE DEVELOPMENT
Safety
Safety performance and awareness continued to be a major focus of all operations. In 2008 the all injury frequency rate (AIFR) was 0.65 compared to 0.87 in 2007.
     Regrettably, three fatalities occurred in 2008. The first occurred at Rio Tinto Minerals’ Luzenac operations where a mobile crane driver was fatally injured when the crane he was driving overturned. The second occurred at RBM when a security guard was fatally shot while trying to apprehend a suspect who was stealing scrap metal. The third occurred at RTIT’s Havre-St-Pierre port when a cable being used to position a contract vessel broke free and struck an employee.
     RTIT’s Quebec Iron and Titanium (QIT, or Fer et Titane), RBM, and QMM achieved significant improvements in statistical safety performance with AIFR improving by 49 per cent, 47 per cent and 11 per cent respectively. Rio Tinto Minerals AIFR improved by 16 per cent and at RTCA by 20 per cent. The injury severity rate, a measure of the seriousness of injuries, decreased in all businesses except Rio Tinto Energy America (RTEA) and Energy Resources of Australia (ERA).
     Rössing achieved 2.8 million lost time injury free hours for the first time and the QMM titanium project achieved in excess of 12 million hours lost time injury free. RTEA’s Sustainable Development – Communities Programmes were nationally recognised by the US Office of Surface Mining and the National Mining Association with the Good Neighbour award.
Greenhouse gas emissions
In line with the group’s strategy to be a leading advocate of sustainable future uses of coal, Energy & Minerals continued to dedicate resources to the development of clean coal technology. A key focus is to ensure energy and climate change are considered in business decisions.
     In 2007 Hydrogen Energy was launched, a 50:50 joint venture with BP which aims to develop low carbon energy projects around the world. The group’s strategic intent is to use Hydrogen Energy to build a low carbon energy business reliant on fossil fuel feedstocks that will ultimately leverage Rio Tinto’s capabilities in identifying, acquiring and operating large long life coal assets. Gasification opens new and larger markets for coal and the aim is to maximise returns across the emerging coal gasification value chain. Early positioning will convey an important element of competitive advantage. A key to unlocking value will be proactively to shape government policy to support and enable initial projects.
     Hydrogen Energy will initially focus on the production of hydrogen for sale to utilities generating electricity and carbon

Rio Tinto 2008 Annual report     59

Energy & Minerals group continued

capture and storage technology to sequester carbon dioxide from the atmosphere. The first projects are being pursued in Abu Dhabi and California.
     Rio Tinto is a member of COAL21, a voluntary fund established by Australian black coal producers to support the development of low emission coal technologies. Members pledge 20 cents per tonne of coal produced to the fund. Rio Tinto committed A$9.76 million to the fund in 2008.
     Both RTEA and RTCA have a number of NPV positive optimisations and energy reduction projects being researched or implemented. A number of optimisation projects have been identified throughout the group.
     Total greenhouse gas (GHG) emissions were 10.1 million tonnes of carbon dioxide equivalent in 2008. Energy and Minerals operations each account for about half of this total.
     The majority of RTM’s greenhouse gas emissions are from its Boron Operations in California, the first mining operation to register its GHG emissions to the California Climate Action Registry. An energy management plan has been in place since 2002, and during 2008 RTIT sites undertook audits to identify opportunities for GHG and energy reduction.
FINANCIAL PERFORMANCE
2008 compared with 2007
The Energy and Minerals group’s 2008 sales revenue was US$10,998 and its contribution to underlying earnings was US$2,887 million, US$2,200 million more than in 2007. Increases in the cost of basic materials, fuel, explosives and labour were more than offset by production growth and improved commodity prices in coal, uranium, borates and metallics.
     Higher prices for coal were realised as a result of increases in hard coking, semi-soft and thermal coal prices. In addition, overall production volumes increased as a result of higher production at RTCA and RTEA.
     At RTCA hard coking coal production rose 20 per cent to 7.4 million tonnes from 6.2 million in 2007 in spite of continuing coal chain infrastructure bottlenecks and several weather events early in the year. In the Hunter Valley there was continued focus on production of semi-soft coal in favour of thermal coal to take advantage of higher relative prices.
     RTEA’s year end shipment total was 133.3 million tonnes for 2008, compared to 128.3 million tonnes in 2007. In addition to increases in pricing and production volumes, RTEA’s high margin HL&P broker contract performed at 100 per cent in 2008. High margin export sales and other broker sales also boosted earnings. However, quality considerations and operational issues resulted in Colowyo making a pre-tax loss of US$17.1 million in 2008.
     Consistent with the worldwide mining industry, RTCA and RTEA experienced an increase in the input prices of materials and supplies in 2008 resulting in higher variable costs of mining. At RTCA costs were higher as a result of higher royalties due on increased revenues. There were extensive ship queues particularly for thermal coal. Towards the end of the year cost benefits were obtained from price reductions in the purchase of equipment parts and consumables.
     Diesel prices at RTEA increased by more than 31.6 per cent in 2008. Explosives costs increased by 26 per cent.
     Labour costs also increased significantly, reflecting the competitive regional labour shortage and steadily increasing healthcare costs. Tyre costs increased with the worldwide shortage of large mining equipment tyres. Unscheduled repairs at Jacobs Ranch and Colowyo increased maintenance and contractor costs. At the same time, strip ratios increased as reserves got deeper, resulting in the requirement to move increasing volumes of overburden.
     Non cash costs at RTEA also increased due to a change in the asset base, a new end of mine closure estimate that incorporated a change in discount rates and a fixed asset verification requiring some write offs that accelerated depreciation.
     Uranium oxide is typically sold under long term contracts, with pricing determined both by fixed prices negotiated several years in advance, and by market prices at time of delivery. Higher market prices and the expiration of older contracts containing price caps contributed to an eight per cent increase in uranium revenues in 2008 compared to 2007.
     Uranium spot prices continued to demonstrate volatility, falling well below term prices in 2008 (after being well above in 2007) as financial speculators liquidated stocks throughout the year. The long term uranium price remained relatively strong at US$95 per pound in the first half of the year, falling to US$70 by December. Despite the fall in spot prices through most of the year, the spot market strengthened in November and December and the longer term prospects remained favourable given the challenges that most uranium producers faced in trying to expand production or bring new production into operation. As a result, uranium prices in the longer term are expected to remain well above the levels seen for most of the last two decades.
     Higher pricing and higher volumes at Rössing Uranium were partially offset by lower sales at ERA. Sales at ERA decreased to 11.6 million pounds compared to the 2007 volume of 11.7 million pounds.
     However, results continued to be affected by increasing operating costs for consumables, particularly sulphuric acid. In addition, significant costs were incurred at Rössing for aggressive stripping of overburden to expose ore that will ensure the consistency of the quantity and the grade of plant feed for the next few years. At ERA unit costs were adversely affected by the need to build ore inventory in line with the current life of mine plan.
     In uranium, earnings benefited from the one off US$495 million sale of the Kintyre uranium project in Western Australia. Improved Minerals earnings reflected improved volumes and prices. These were partially offset by increased freight rates and sulphuric acid and zinc oxide input prices. RTIT recorded earnings of US$295 million up from US$164 million in 2007. Revenue increased by 15 per cent due to strong metallic prices which delivered robust margins on iron, steel and powder products. These increases were partially offset by price pressures on consumables, energy and maintenance costs.
     The weakening of the US dollar against the Australian dollar reduced earnings at Australian operations. The Namibian:US dollar exchange rate was favourable, positively impacting earnings from Rössing by US$40 million in 2008.
2007 compared with 2006
The Energy group’s 2007 contribution to underlying earnings was US$484 million, net of US$27 million project costs, US$222 million less than in 2006.
     Continuing coal chain infrastructure bottlenecks and allocation cutbacks in Australia resulted in ongoing production cutbacks and higher demurrage costs.
     The results also reflected the softening of coking coal prices although there were increases in thermal coal prices and the stronger uranium oxide market. The weakening of the US dollar against the Australian dollar reduced earnings at Australian operations. For all operations, rising fuel prices and the tightness of the labour supply market continued to place pressure on operating results.

60     Rio Tinto 2008 Annual report

Despite lower volumes of uranium sold, higher market prices and the expiration of older contracts containing price caps contributed to a 69 per cent increase in uranium revenues in 2007 compared to 2006. At ERA results were affected by production losses associated with a severe rain event and flooding of the pit.
     Minerals earnings were adversely affected by a tax charge related to the borates business. RTIT recorded earnings of US$164 million, up from US$152 million in 2006. RTIT earnings benefited from a 15 per cent revenue increase, largely due to strong co-product prices.
OPERATIONS
Energy
Rio Tinto Coal Australia
(Rio Tinto: 100 per cent)
Rio Tinto Coal Australia manages the group’s Australian coal interests. These include, in Queensland: the Blair Athol (Rio Tinto: 71 per cent), Kestrel (Rio Tinto: 80 per cent), Tarong (Rio Tinto: 100 per cent) and Hail Creek
(Rio Tinto: 82 per cent) coal mines and the Clermont deposit (Rio Tinto: 50 per cent). The sale of the Tarong mine to Tarong Energy Corporation was announced in 2007 and this sale took effect from 31 January 2008.

The new QMM mineral sands mining operation in southern Madagascar.

     RTCA also provides management services to Coal & Allied Industries (Coal & Allied) for operation of its four mines located within the Hunter Valley in New South Wales. Coal & Allied (Rio Tinto: 75.7 per cent) is publicly listed on the Australian Securities Exchange and had a market capitalisation of A$6.5 billion (US$5.7 billion) at 31 December 2008. Coal & Allied wholly owns Hunter Valley Operations, has an 61 per cent interest in Mount Thorley Operations, a 42 per cent interest in the contiguous Warkworth mine, and a 30 per cent interest in the Bengalla mine which abuts its wholly owned Mount Pleasant development project. Coal & Allied also has a 37 per cent interest in Port Waratah Coal Services coal loading terminal.
     In New South Wales, Coal & Allied was an active participant in a review of port allocation set up by the state government to work with industry to achieve a long term framework. The Government of New South Wales has announced a proposal which includes long term contracts to underpin investment in port and rail; triggers to build new port capacity on demand; and a proposal for a fourth terminal, to be managed by Port Waratah Coal Services. In addition, the Federal Government has announced A$1 billion in funding to the ARTC to increase rail track capacity in the Hunter Valley.
     Blair Athol produces thermal coal and

sells principally to the Japanese market generally based on annual agreements. Kestrel and Hail Creek sell mainly metallurgical coal to customers in Japan, south east Asia, Europe and Central America, generally on annual agreements.
     Coal & Allied produces thermal and semi soft coal. Most of its thermal coal is sold under contracts to electrical or industrial customers in Japan, Korea and elsewhere in Asia. The balance is sold in Europe and Australia. Coal & Allied’s semi soft coal is exported to steel producing customers in Asia and Europe under a combination of long term contracts and spot business.
     RTCA and Coal & Allied collectively employ approximately 3,200 people.
2008 operating performance
RTCA’s 2008 contribution to underlying earnings was US$1,721 million, US$1,475 million higher than in 2007. This was driven by increases in hard coking, semi-soft and thermal coal prices.
     Hard coking coal production from the Queensland coal operations increased by 20 per cent in 2008 compared with 2007. Higher production was achieved at all Queensland operations despite loss of volume in January and February due to severe flooding. Total production at Blair Athol increased from 7.9 million tonnes to 10.2 million tonnes primarily as a result of exploitation of port capacity allowing additional sales. Kestrel’s total production increased by 11 per cent to 4.0 million tonnes. Hail Creek total production was 6.0 million tonnes, an increase of 21 per cent.
     In the Hunter Valley production also increased at all operations. Production of semi soft coal increased by one million tonnes to take advantage of stronger prices. Vessel queues in New South Wales were relatively stable in 2008.
     An investment programme by the owners and operators of the coal ports at Newcastle and Dalrymple Bay on the eastern seaboard of Australia is expected to result in additional port capacity from 2010.
Rio Tinto Energy America
(Rio Tinto: 100 per cent)
Rio Tinto Energy America wholly owns and operates four open cut coal mines in the Powder River Basin of Montana and Wyoming, US, and has a 50 per cent interest in, but does not operate, the Decker mine in Montana. RTEA also manages the group’s interest in Colowyo Coal in Colorado, US.
     The second largest US coal producer based on sales volume, RTEA sells its ultra low sulphur coal to electricity generators predominantly in mid-western and southern states.
     In April, RTEA obtained rights to a federal coal tract adjacent the Cordero Rojo mine with an estimated 266.2 million tonnes of in place coal. The acquisition will extend the operating life of the mine.
     Rio Tinto is exploring options to sell most of RTEA.

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Energy & Minerals group continued

RTEA employed 2,159 people at year end 2008
2008 operating performance
A record for coal production and sales was posted by RTEA overall with a year end shipment total of 133.3 million tonnes. Site specific annual coal production records were set at Antelope (32.5 million tonnes), Jacobs Ranch (38.2 million tonnes) and Spring Creek mine (16.3 million tonnes). This was the result of strong customer demand for Powder River Basin coal and was supported by incremental expansions at Antelope and Spring Creek and installation of an overland conveyor at Jacobs Ranch mine. Record overburden movement volumes were also recorded at Jacobs Ranch and Spring Creek during 2008.
Energy Resources of Australia
(Rio Tinto: 68.4 per cent)
Energy Resources of Australia (ERA) is a publicly listed company and had a market capitalisation of A$3.6 billion (US$2.5 billion) at 31 December 2008.
     Since 1981 ERA has mined ore and produced uranium oxide at its Ranger open pit mine, 250 kilometres east of Darwin in Australia’s Northern Territory. ERA also has title to the adjacent Jabiluka mineral lease, which in 2003 was put on long term care and maintenance. Ranger and Jabiluka are surrounded by, but remain separate from, the World Heritage listed Kakadu National Park, and especially stringent environmental requirements and governmental oversight apply.
     The Ranger mine is the second largest uranium mine in the world and ERA is the fourth largest producer. ERA has considerable operational experience and a well established market position and is focused on maximising value from resources available on existing lease areas which are considered highly prospective.
     In line with the group’s strategy of seeking additional production volumes and long term expansions to supply the current favourable market environment, ERA put significant effort into achieving growth through capitalising on opportunities for expansion and extension of production including an extension of the existing Ranger mine through exploration, and installation of additional processing equipment to treat low grade and lateritic ore.
     ERA’s capital expansion projects to radiometrically sort low grade ores and process laterite ore were commissioned during 2008. The laterite processing plant will contribute approximately 0.88 million pounds per annum of uranium oxide to production from 2008 through to 2014. The radiometric sorter will upgrade lower grade ore and allow an additional 2.4 million pounds of uranium oxide to be produced over a five year period from 2008.
     ERA employs 448 people.
2008 operating performance
ERA’s 2008 contribution to underlying earnings was US$141 million, US$103 million (271 per cent) higher than in 2007. This was driven by a rise in the average realised price of uranium oxide from US$25.06 per pound to US$32.53 per pound despite sales being lower at 11.6 million pounds compared to the 2007 volume of 11.7 million pounds. The 2008 sales figures include no borrowed material.
     Recovery work following 2007 flooding was successful in allowing production to return to normal levels, including access to higher grade ores in 2008 with no adverse environmental consequences. In December 2008 ERA received a A$188 million (US$130 million) settlement relating to the 2007 flooding and losses arising from Cyclone Monica and the failure of the acid plant in 2006. Further work has been completed to reduce the impact of future weather events on the mine’s performance.
     ERA continued to work with the Mirarr, traditional owners of the land on which the mining lease is located. The Mirarr continued delivery of a cultural awareness program to all new ERA employees and participated in environmental and cultural heritage management programmes. Increasing indigenous employment is a significant focus including the provision of training and employment opportunities. The year saw the number of indigenous employees increase from 65 to 95 (21 per cent of the workforce). Improving on this result will continue to be a focus for 2009.
Rössing Uranium (Rio Tinto: 68.6 per cent) Rössing Uranium produces and exports uranium oxide from Namibia to power utilities globally. Rössing continues to play a major role in the Namibian economy, both in terms of GDP contribution of around ten per cent as well as education, employment and training. In 2008 the company was recognised by one of Namibia’s leading business journals as a major contributor to national human capital development.
     Notable achievements for 2008 were the attainment of 2.9 million lost time injury free hours and the production of nine million pounds of uranium oxide, the highest since 1988. The company continues to implement innovative practices aimed at enhancing internal efficiency.
     Commissioning of the heap leach test
columns was completed as part of the heap leach project. The project is expected ultimately to lower treatment operating costs, enabling lower grade of uranium oxide to be treated successfully. Capital equipment acquisitions associated with the life of mine extension project for the new mining area are in place and supported increased mining activity in 2008 as well as improved plant availability and efficiency contributing to higher uranium metal output for the year.
     A pushback on the south wall in Trolley 10 area has extended the life of the phase one pit to 2011. The mine is positioned for higher volumes in 2009 and beyond.
     The current approved life of mine extensions will take the mine life to 2020 and further potential opportunities exist to extend both the mine life and production volumes depending on the long term price outlook and costs of production. Activities will continue to focus on continuous net present value (NPV) growth, improving margins and creation of options from potential resources and reserves.
     Studies undertaken during 2008 are showing support for an expansion plan that includes heap leaching with production up to 13 million pounds per year. This compares to the base case which is limited to existing tank leach capacity of ten million pounds per year U3O8. The current work is not yet complete and therefore has not been used for the 2009 annual life of mine plan. The current life of mine plan is based on an expanded tank leach case. It is anticipated that future plans will include heap leaching which will be supported by the current feasibility study targeted for approval mid 2009.
     Rössing currently employs approximately 1,300 people.
2008 operating performance
Operating results for 2008 were much improved from 2007. Production volumes increased as a result of improved grades from the mine as well as improved availability and efficiency of both fixed and mobile plant.
     Total uranium production at Rössing increased to 9.0 million pounds in 2008, compared to 6.7 million pounds in 2007, an increase of 34 per cent. The increase was due to higher grades at Rössing as well as the stripping campaign carried out in 2007 to expose ore reserves for mining.
     In 2008 the mine focused on maintaining stability in the process and improving the head grade by applying a better blending strategy.

62     Rio Tinto 2008 Annual report

Minerals
Rio Tinto Minerals (Rio Tinto: 100 per cent) RTM comprises borates and talc mines, refineries, and shipping and packing facilities on five continents.
      Rio Tinto Minerals supplies nearly 40 per cent of global demand for refined borates and 25 per cent of global demand for talc. Minerals markets include automotive, construction, telecommunications, agriculture and consumer products industries.
     More than one million tonnes of refined borates are produced at Boron Operations, the organisation’s principal borate mining and refining operation in California’s Mojave Desert. Borates are essential to plants and part of a healthy diet for people. They are also key ingredients in hundreds of products essential to an acceptable standard of living, chief among them: insulation fibreglass, textile fibreglass, and heat resistant glass (54 per cent of world demand); ceramic and enamel frits and glazes (ten per cent); detergents, soaps and personal care products (four per cent); agricultural micro-nutrients (one per cent); and other uses including wood preservatives and flame retardants (31 per cent).
     RTM operates talc mines – including the world’s largest, in south west France – and processing facilities in Austria, Australia, Belgium, Canada, France, Italy, Japan, Mexico, Spain and the US. Talcs enhance performance in hundreds of applications, including paper, paints, polymers, ceramics, and personal care products. This complexity demands an in depth understanding not only of talc’s properties and functions but also of its full range of applications and user industries.
     In total Minerals employs approximately 2,600 people.
2008 operating performance
Total borates production rose by nine per cent from 560,000 tonnes boric oxide in 2007 to 610,000 tonnes in 2008, with strong demand in Asia Pacific offsetting the slowdown in the North American housing industry. Total talc production declined by nine per cent compared from 1,281,000 tonnes in 2007 to 1,163,000 tonnes in 2008, with sales in Europe offsetting volume declines in North America driven by the housing and automotive sector slowdown.
Rio Tinto Iron and Titanium
Quebec Iron & Titanium
 (Rio Tinto: 100 per cent),
Richards Bay Minerals
(Rio Tinto: 50 per cent)
RTIT comprises the wholly owned Quebec Iron & Titanium (QIT) in Quebec in Canada, an 80 per cent share in the QMM ilmenite project in Madagascar and a 50 per cent interest in Richards Bay Minerals (RBM) in KwaZulu-Natal, South Africa.
     Both QIT and RBM produce titanium dioxide feedstock used by customers to manufacture pigments for paints and surface coatings, plastics and paper. They also produce iron, steel and zircon co-products. QMM produces ilmenite from beach sands which is transshipped to Canada for onward processing into titanium dioxide slag.
     QIT’s proprietary process technology enables it to supply both the sulphate and chloride pigment manufacturing methods. QIT has the capacity to produce 400,000 tonnes of upgraded slag (UGS) per annum and is currently improving its smelter facility to process ilmenite from the Madagascar project into a new high grade slag product.
     RBM’s ilmenite has a low alkali content which makes its feedstock suitable for the chloride pigment process. RBM has the capacity to produce one million tonnes of feedstock annually.
     RTIT employs approximately 4,100 people.
2008 operating performance
Titanium dioxide production increased by four per cent compared with 2007 as the UGS plant reached record production levels.
     Titanium dioxide pigment is the principal end use market for feedstocks manufactured by RTIT. Global titanium dioxide pigment demand slowed significantly across all sectors (paint, plastics and coatings) following the knock on effect of the slump in construction activity and the weak automotive sector in the second half of the year.
     Markets for iron and steel co-products strengthened further from 2007, resulting in a significant contribution to earnings. RTIT is actively leveraging the allocation of iron units across its range of metallics co-products (HPI, steel billet, iron and steel powders) to maximise returns amid changing market conditions.
ENERGY & MINERALS
GROUP PROJECTS
The main Energy group coal development projects in Australia are the extension of the Kestrel mine and the construction of the new Clermont mine to replace the nearby Blair Athol mine that reaches the end of its life in 2012. Both projects are at an advanced stage of construction and have supply contracts in place. Due to the economic slowdown, work at Kestrel will be slowed in 2009 and consideration given to deferring capital expenditure at Clermont, which is due to start production in 2010.

RBM meets charter five years early
Richards Bay Minerals has met the ownership requirements of South Africa’s Mining Industry Charter five years ahead of the required empowerment date in 2014.
     The charter implements social and economic reforms for broad based black economic empowerment that includes transferring equity ownership to historically disadvantaged South Africans.
     In December, RBM signed an agreement with an approved consortium by which 24 per cent of RBM will be transferred to a group comprising local communities and investors, with a further two per cent to be transferred to a trust for the benefit of RBM employees.
     In September 2008, the equity of the joint venture was valued by Rand Merchant Bank at around R19 billion (about US$1.9 billion). Rio Tinto’s interest in RBM was therefore valued at approximately R9bn (about US$900 million).
     Rio Tinto and BHP Billiton, which owns the other 50 per cent, will facilitate the funding of the equity acquisitions by the incoming consortium of shareholders. Part of this facilitation will mean the host communities and employees benefit trust will not need to raise funds for their stake in RBM.
     Cameron McRae, managing director of RBM, said: “We are pleased to be able to fully empower RBM five years earlier than the legislation requires. RBM will continue to support the community development programmes running in the host communities. RBM has been a key generator of employment in Kwa-Zulu Natal and will continue to be so over coming decades.”
     RBM will now apply to have its mining rights converted to “new order” rights with the Department of Minerals and Energy.

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Energy & Minerals group continued

Energy Resources of Australia
(Rio Tinto: 68.4 per cent)
In September 2007 ERA announced an extension to the Ranger open pit at a capital cost of A$57 million to extend mining until 2012. The pushback, when combined with optimisation of the existing pit, added an additional 10.7 million pounds of contained uranium oxide to reserves. The majority of the additional production from the extension is expected to occur in 2011. Studies to examine options to further expand the mine and increase production from the processing plant continued in 2008.
     Exploration and evaluation activity increased in 2008 with ERA spending US$13.7 million compared to US$11.8 million in 2007. The work focused on near mine extensions to the Ranger orebody. Due to this and other evaluation work ERA’s resources at Ranger increased from 111 million pounds of contained uranium oxide to 254 million pounds.
Rössing Uranium (Rio Tinto: 68.6 per cent) After years of operating below capacity during a period of low uranium prices, in December 2005 approval was granted to restore annual production capacity to 8.8 million pounds per annum and extend the life of the operation to 2020. Total incremental and sustaining capital cost of the expansion was US$112 million.
     In 2008, drilling programmes were completed for numerous orebodies on the lease. The current programme is focused on proving up the main pit which remains open at depth. Rössing completed construction of and started test work on a trial column assembly for a heap leach pilot plant. Rössing also completed a conceptual layout for the full scale plant on the existing tailings dam.
     On behalf of the Rössing Uranium Board and shareholders, Rio Tinto acquired a 20.9 per cent interest in Extract Resources Ltd, the company which owns the Rössing South deposit. This stake is valued at NA$520 million and comprises 15.1 per cent directly and 5.8 per cent through an interest in Kalahari Minerals plc. This interest will be sold to Rössing.
     Extract recently announced its maiden JORC compliant resource estimate based on the exploration results for the North Zone of Rössing South of 102 million tonnes at 460 parts per million which equates to 103 million pounds of contained metal.
     Rössing will seek to negotiate a joint venture for the development of Rössing South with Extract Resources as this will provide optimal value to the shareholders of both Rössing and Extract Resources.
Rio Tinto Coal Australia Clermont
(Rio Tinto: 50.1 per cent)
RTCA and its joint venture partners approved additional investment of US$475 million to bring total investment to US$1,290 million for the development of the Clermont thermal coal mine in central Queensland. The additional costs covered scope changes and cost inflation.
     Clermont, which is situated 15 kilometres south east of the Blair Athol mine, will become one of Australia’s largest thermal coal producer when it reaches full capacity, which is scheduled for 2013. The mine will be brought into production to replace Blair Athol, due to close in 2015, and will use Blair Athols’ existing infrastructure and market position. To date construction has progressed slightly behind plan but with first coal production expected as planned in 2010.
Rio Tinto Coal Australia Kestrel
(Rio Tinto: 80 per cent)
RTCA and its joint venture partners approved investment of US$991 million for the extension of the Kestrel mine. This represents a 20 year investment in the Bowen Basin of Queensland to help meet Asian demand for metallurgical coal. Given the late year global financial turmoil and uncertainty in steel demand for 2009 and beyond, output from the existing Kestrel operation will be slowed in 2009. Completion of the development project is still expected in 2012.
Coal & Allied Mount Pleasant
(Rio Tinto: 75.7 per cent of Coal & Allied – 100 per cent of Mount Pleasant) In 2006, Coal & Allied started a feasibility study on the Mount Pleasant coal mine project located adjacent to the Bengalla coal mine near Muswellbrook in the Hunter Valley, NSW. With continued uncertainty surrounding coal chain infrastructure in the Hunter Valley, and weaker markets, a decision to develop has been deferred.
Coal & Allied Lower Hunter Land
(Rio Tinto: 75.7 per cent)
In 2006 Coal & Allied signed a memorandum of understanding with the NSW Government to facilitate the provision of extensive land conservation corridors in the Lower Hunter under a land offset scheme. The remaining 20 per cent is being considered for land development. Extensive community consultation continued through 2008. Coal & Allied submitted concept plans to the Government for the southern lands in November 2007 and will do so for the northern lands in early 2009. Government approval of these plans is awaited.
Rio Tinto Energy America
(Rio Tinto: 100 per cent)
During 2008, RTEA completed construction and commissioning of the Jacobs Ranch overland conveyor and in pit crusher project. This has reduced emissions and operating costs in addition to providing latent capacity for expansion (from around 38 million tonnes to over 45 million tonnes per annum).
QIT Madagascar Minerals
(Rio Tinto 80 per cent)
The QMM project was approved in 2005 and consists of the development of a mineral sand mine and separation plant, and port facilities in southern Madagascar as well as an upgrade of QIT’s ilmenite smelting facilities in Canada.
     The Government of Madagascar contributed US$35 million to the establishment of the port as part of its Growth Poles project funded by the World Bank. The project has adhered to its schedule; however, cost inflation and foreign exchange effects increased the cost to US$1.18 billion from the original estimate of US$1.03 billion. First ilmenite production occurred at the end of 2008.
     The mine will be a key initial customer of the deep sea multi-use public port at Ehoala, providing the base load to help establish the port. Over time, it is expected the port will make an important contribution to economic development of the region.
     RTIT will manage the port operations. At the end of the life of the mine, the port will come under the responsibility and control of the Government of Madagascar.
     Extensive engagement and consultation with the Government of Madagascar, local people, and community leaders has taken place over many years. The World Bank is involved in a development role and non government organisations, including the Royal Botanic Gardens, Kew, Fauna and Flora International and Missouri Botanical Gardens have been involved in planning environmental and conservation strategies.
Kazan trona (Rio Tinto 100 per cent) The Kazan trona project is located 35 kilometres northwest of Ankara in Turkey. Rio Tinto completed pre-feasibility studies in 2008 but has now commenced divestment of the project as soda ash is no longer considered to be core to Rio Tinto’s strategy.
OUTLOOK
Overview
The diverse markets being served by the group’s operations are all likely to be adversely affected by the global economic

64     Rio Tinto 2008 Annual report

downturn, albeit differentially due to both geography and market sector.
     Energy markets are generally least affected as electric power demand is relatively inelastic. This is especially true for low cost, base load power stations such as those fired by uranium or low cost thermal coal. At the other end of the spectrum are commodities needed to produce durable goods such as automobiles and appliances, which have seen rapid declines in sales as the effects of the downturn have spread around the world.
     The Energy & Minerals group is responding to the economic crisis by focusing management attention on cash conservation. Non essential capital expenditures have been deferred wherever possible, and a range of initiatives will focus on working capital reductions, operating cost efficiencies, procurement efficiencies, and some reductions in employee and contractor numbers.
Energy
Coking coal markets are likely to be the most severely affected by the global economic downturn as a result of the decline in steel demand since the end of 2008. Kestrel mine coking coal is forecast to reduce by 15 per cent in 2009 in response to the slowdown in the world steel industry. This will be offset by higher thermal coal production. Demand for thermal coal and for uranium remains robust in both domestic (US) and seaborne traded coal markets, and globally for uranium.
     RTEA has fully sold its output for 2009, whereas RTCA typically fixes prices for both coking and thermal coal in association with the Japanese fiscal year (1 April – 31 March). Prices for seaborne traded coals, both thermal and coking, are expected to be much lower in 2009 than for 2008.
Minerals
RTM experienced a significant slowdown in demand for its products in the last few months of 2008. This market weakness is expected to last well into 2009.
     Product volumes could be lower by 30 per cent or more, although pricing has held up surprisingly well. Primary end use markets with significantly lower demand include electronics (eg flat panel displays, circuit boards, and other components) and insulation fibreglass for the housing industry. Paints and coatings are also expected to be hard hit in terms of both volumes and price as the housing and automotive markets remain depressed.

Hail Creek hailed as
mine of the year
Rio Tinto Coal Australia’s Hail Creek won the Australian Coal Mine of the Year award at the 2008 Mining Prospect Awards in Sydney. The award highlights best practice and innovation in the coal mining industry.
     “Our mine was recognised for achievements in safety innovation, record production rates, community engagement and employee programmes,” said Andrew Woodley, general manager. He said Hail Creek had a number of achievements during the year that supported winning the big prize over a strong field of nominees.

     These were the industry award for safety innovation, the state road safety award, record production rates in 2008 despite severe weather and flooding, the highest percentage of women in the mining operations of any coal mine in Queensland, low employee turnover rates, strong investments in the local community, regional trainee and apprenticeship programmes, Traditional Owner cultural heritage work, and receiving the Corporate Citizens’ Award from Nebo Shire in recognition of community partnerships.

Rio Tinto 2008 Annual report     65

Iron Ore

Sam Walsh
Chief executive, Iron Ore group
Rio Tinto’s Iron Ore group is the second largest supplier to the world’s seaborne iron ore trade based on 2008 production. It has a global supply capacity to serve both Pacific and Atlantic markets. RTIO has established a global integrated platform of mines and rail and port infrastructure, which is designed to respond rapidly to changes in demand for iron ore.
In January 2009 it agreed to sell the Corumbá mine in Brazil for US$750 million. RTIO’s most significant mineral resource base is located in the Pilbara in Western Australia. Its portfolio of operations also includes production in Canada, a major development project in West Africa and a project in India. RTIO operations, supported by integrated and technologically advanced infrastructure linking mines to port, will maintain its ability to supply the largest and fastest growing markets. RTIO’s Australian portfolio also includes the HIsmelt® plant south of Perth, which applies innovative technology to convert iron ore fines with significant impurities into high quality pig iron. RTIO took responsibility for managment of Dampier Salt during 2008 due to the proximity of salt operations in Western Australia. All 2007 numbers have been restated to include Dampier Salt.
     RTIO believes it is well positioned to meet the challenges posed by recent developments in major steel markets, including the economic slowdown in China amid the severe downturn in global financial markets. Following a programme of continuing investment, and a transition in shorter term focus from production growth to cost control, RTIO’s portfolio of long life, low cost assets positions it to withstand cyclical fluctuations and take advantage of the eventual rebound.
     At 31 December 2008, the Iron Ore group had operating assets of US$7,632 million, which accounted for 13 per cent of the Group’s operating assets and compared to US$9,311 million of operating assets at 31 December 2007. In 2008, the Iron Ore group contributed US$16,527 million in revenue and US$6,017 million in underlying earnings, which accounted for 28 per cent and 58 per cent of the Group’s gross sales revenue and underlying earnings, respectively, compared to US$9,193 million of revenue and US$2,664 million of underlying earnings in 2007. At year-end RTIO employed 7,660 people in Western Australia and 11,109 worldwide.
     Sam Walsh, chief executive Iron Ore, is based in Perth, Western Australia.

66     Rio Tinto 2008 Annual report

STRATEGY
RTIO’s strategy of remaining the world’s best positioned supplier of iron ore is a key component of the Group’s strategy of maintaining a strong position in products that underpin global economic growth. RTIO seeks to expand its business by operating its assets with an emphasis on maximising efficiency and therefore margins.
     In part due to the implementation of its investment programme during the past five years, RTIO has positioned itself to expand its business while maintaining its ability to respond to changes in global demand for iron ore.
     While capital expenditure has been reduced in response to the economic downturn, RTIO believes it is capable of reactivating its planned expansions in the Pilbara (beyond 220 million tonne annual capacity), and IOC in Canada (beyond 18 million tonnes of pellets and concentrate) in a short timeframe. Projects in Guinea and India can be activated in response to changes in market conditions and as the Group’s capital expenditure budget permits.
     In addition to its reductions in capital expenditure, RTIO has also introduced a series of initiatives to reduce its operating costs in order to enhance its flexibility. Production from the HIsmelt® ironmaking plant outside Perth was suspended for three months starting in December 2008. RTIO is reducing its level of employment and is in the process of implementing certain structural reforms to consolidate its operating units. Similarly, at Corumbá in Brazil, RTIO has reduced employment levels.
KEY ACHIEVEMENTS
In November 2008, RTIO achieved a major milestone with the completion of the Cape Lambert upgrade to 80 million tonnes annual capacity (Mt/a), well ahead of schedule and within budget. Construction continued on Mesa A in the Robe Valley and Brockman 4 west of Tom Price, with both of these mines intended to enhance RTIO’s production in the future.
     Rio Tinto’s 50:50 joint venture with Hancock Prospecting increased annual production capacity at the Hope Downs mine to 22 Mt/a. In addition, the Hope Downs South extension was completed on time and within budget, and the first ore was processed in November 2008. In early 2009, Hope Downs South will be fully incorporated into the Pilbara network.
     In July 2008, RTIO achieved a significant milestone, reaching a major agreement with the Ngarluma people over the proposed expansion of coastal infrastructure in the Pilbara, clearing the way for a comprehensive new Indigenous Land Use
Agreement for the area.
     In September, RTIO’s HIsmelt® pig iron-making plant was awarded the prestigious “Golden Gecko” award for environmental excellence from the Western Australia Government. The Expansion Projects team’s construction of the Lang Hancock Railway to Hope Downs mine was also highly commended in the same awards.
     During 2008, the Group was honoured at the Australian Business Arts Foundation awards and the WA Business and the Arts awards for its partnerships with leading cultural organisations. In Western Australia Rio Tinto strongly supports community organisations such as the Perth International Arts Festival, SciTech, Black Swan Theatre Company and Fiona Stanley’s Telethon Institute for Child Health Research and the Committee for Perth.
KEY PRIORITIES FOR 2009
Rio Tinto has long worked towards increasing the employment of traditional owners and other indigenous people. In July a goal of building indigenous participation to 20 per cent of the RTIO workforce by 2015 was established. This includes a commitment that any local Aboriginal person who finishes year-10 schooling will have the opportunity of a traineeship with Rio Tinto.
     Commute services were introduced to assist indigenous workers from several regional centres in Western Australia, as part of a wider expansion of fly-in, fly-out programmes operating from regional centres across the state. The year 2009 will see an escalation of activity in this area, a fundamental aspect of Rio Tinto’s community licence to operate. RTIO plans to escalate a comprehensive network of land use agreements with traditional owners.
     The environment will continue to be a major focus for RTIO in 2009, particularly the more efficient use of energy and water. In the past year a number of studies examined improved water management practices in the Pilbara, such as harnessing dewatering discharge to achieve environmental benefits and also providing potential commercial opportunities for traditional owners.
     RTIO will continue its strategy of bringing advanced technology and innovative applications to its traditional open pit mining techniques, with a number of exciting projects already under way. Several academic partnerships have been established, including a A$10.5 million partnership with Curtin University in Western Australia to develop a world class innovation centre dedicated to strategic research and development in materials and sensing in mining. The Centre will play a significant role in Rio Tinto’s drive to incorporate world class R&D in its operations and vision for the Mine of the FutureTM.
     Safety will continue as a priority focus throughout 2009. Specific areas to focus on include contractor familiarity and adherence with Rio Tinto standards, the frequency of hand injuries and the continued risk of driving related issues – still the single greatest risk area across our operations.
OVERVIEW OF SUSTAINABLE DEVELOPMENT
Safety
Performance for the Iron Ore group remained broadly in line with the previous year at a 0.93 all injury frequency rate (AIFR), compared with 0.96 in 2007. Sadly, the performance was marred by a tragic double fatality in a dump truck incident at the Simandou project in Guinea in early November involving employees of a contractor. Resources were put in place to support employees and affected families.
     The Dampier port upgrade project was completed in early 2008 with the excellent record of 2.3 million man hours lost time injury free.
     The Corumbá operation in Brazil was one of the recipients of the Chief Executive’s Safety Award in 2008, for its sustained excellence in safety performance. All operations conducted semi-quantitative risk assessments to identify potential fatality risks, with plans to mitigate those exposures. Other safety initiatives included the improvement of the Contractor Management System as well as an improved pre-task risk assessment tool.
Greenhouse gas emissions
Energy reduction plans have been rolled out across the majority of Iron Ore sites, where energy champions have been appointed to identify energy reduction opportunities. Energy sub-metering and data tracking is being enhanced across the business to assist this and meet imminent compliance requirements. Energy consumption targets are in place for all sites and progress will be tracked.
     RTIO’s total greenhouse gas (GHG) emissions were 4.2 million tonnes of carbon dioxide equivalent in 2008. In the past two years increased production, longer rail and truck hauls and increased stripping have contributed to the emissions increase.

Rio Tinto 2008 Annual report     67

Iron Ore group continued

Iron Ore is preparing for energy assessments to meet the Australian Government’s Energy Efficiency Opportunities Act.
     RTIO will replace its ageing and inefficient power generation infrastructure at the Pilbara coast with new generation plant which includes technology able to emit 25 per cent less GHG emissions and have the ability to retrofit a combined cycle which could further reduce emissions in the future.
     Housing and Town Services have implemented several initiatives to improve energy efficiency in towns and camps. RTIO’s technology division continues to work towards demonstrating a number of new technologies which could significantly reduce energy use and GHG emissions.
     A number of these technologies, such as hybrid locomotives and alternative fuels for haul trucks and trains, are being managed under an alliance with General Electric, bringing together the Eco-magination and Mine of the Future™ programmes. In addition, the division is studying new technologies for alternative electricity generation, including the use of solar power.
2008 IN REVIEW
In April 2008, the High Court of Australia ruled in RTIO’s favour over the rights to its Shovelanna deposit, east of Newman in the Pilbara. The decision upheld the Western Australian Minister for Resources’ decision to terminate a rival exploration licence application by Cazaly Resources. Another action by Cazaly Resources, calling into question the rights held by the Rhodes Ridge Joint Venture (Rio Tinto 50 per cent share) to its eponymous deposit east of Yandicoogina, and applying for tenure over that area, is in progress. The Rhodes Ridge Joint Venture rights have, notwithstanding, been renewed by the State for a further annual term commencing 1 January 2009.
     In June 2008, RTIO, through Hamersley Iron, announced that it had reached agreement with Pilbara mining junior Iron Ore Holdings (IOH) on commercial terms for an innovative mine gate sales arrangement, enabling the purchase of iron ore from a new IOH mine at Phil’s Creek, 90 kilometres from Newman – a deposit that would be otherwise “stranded” by its remoteness from infrastructure. This innovative agreement was hailed for demonstrating the use of a commercial agreement to reach a satisfactory outcome without resort to mandating rail access.
     In November 2008 Rio Tinto appealed to the Australian Competition Tribunal against the decision of the Australian Federal Treasurer to declare its Pilbara rail network available for competitors seeking access to infrastructure, as provided for under the Trade Practices Act 1974. The hearing starts in late 2009.
     The decision of the Federal Treasurer is now stayed pending the outcome of that appeal. If the decision of the Treasurer is not overturned on appeal this would not of itself allow access to third parties. Rather they would be entitled to seek that access terms be agreed or arbitrated, and additional requirements would have to be met at this second stage (some within and some outside the control of those third parties). If those additional requirements are not met, or are not able to be met, then access would not occur.
     Rio Tinto also engaged with State representatives during 2008 in relation to a rail haulage regime being considered by the State. The State has indicated that it will not seek to unilaterally impose such a regime.
     Significant operational challenges during 2008 were proactively managed to mitigate value destruction caused by external events (loss of a majority of Pilbara power supply due to an explosion at Apache Energy’s gas plant, and threats to commuter air services as a result of industrial action at National Jet Systems) and internal events such as the ineffective industrial action taken by a small number of trade union members in the rail division.
FINANCIAL PERFORMANCE
2008 compared with 2007
RTIO’s contribution to 2008 underlying earnings was US$6,017 million, US$3,353 million higher than in 2007.
     RTIO experienced strong demand for its iron ore during the first nine months of 2008. This was reflected in the 86 per cent weighted average pricing increase achieved in June 2008 following RTIO’s agreement with China’s Baosteel on the price for Hamersley iron ore deliveries for the contract year commencing 1 April 2008. During the final three months of 2008, however, RTIO experienced a contraction in demand for its iron ore, due to the global economic slowdown and in particular slower economic growth in China. Despite this contraction in demand, RTIO’s total shipments of iron ore for the full year 2008 were 153 million tonnes, nine million tonnes higher than in 2007.
     Although the price for iron ore on the spot market decreased during the final three months of 2008, the impact of this decrease on RTIO was limited since the vast majority of RTIO’s sales during this quarter were at annual prices under long term contracts. RTIO sold 15.8 million tonnes of iron ore at the spot rate during 2008. However, most of these sales were made prior to the significant market deterioration from October 2008 and were consistently above the benchmark contract price.
2007 compared with 2006
RTIO’s contribution to 2007 underlying earnings was US$2,664 million, US$399 million higher than in 2006.
     Demand for iron ore remained extremely strong across the product range throughout 2007, driven by the continuing robust growth in global steel demand and production, significantly exceeding seaborne suppliers’ capacity to match. Total Chinese iron ore imports rose from 326 million tonnes to 383 million tonnes, accounting for more than 90 per cent of world growth. Hamersley Iron and Robe River in Australia operated at record or near record levels of production in 2007.
OPERATIONS
Iron ore
Hamersley Iron (Rio Tinto: 100 per cent) Hamersley Iron operates nine mines in Western Australia, including three mines in joint ventures, approximately 700 kilometres of dedicated railway, and port and infrastructure facilities located at Dampier. These assets are run as a single operation managed and maintained by Pilbara Iron.
     In November 2008, RTIO completed the final phase of construction of Pilbara infrastructure to support an annual production capacity of 220 Mt/a. Dampier port’s terminals at East Intercourse Island and Parker Point account for a combined capacity of 140 Mt/a, together with Cape Lambert’s increased capacity of 80 Mt/a.
     RTIO made substantial investments in rolling stock and replacement track across much of its rail network, including the acquisition of 40 new generation, energy efficient locomotives.
     Hope Downs mine, a 50:50 joint venture with Hope Downs Iron Ore Pty Ltd (owned by Hancock Prospecting Pty Ltd), enjoyed its first year as a significant contributor to the production of the Pilbara Blend iron ore product. This was complemented by the first production of ore from the Hope Downs South expansion, completed ahead of schedule in November 2008.
     RTIO also commenced several projects in connection with its plans to expand annual production capacity beyond 220 million tonnes. These included a US$149 million

68     Rio Tinto 2008 Annual report

commitment for studies in respect of a new mine at the Western Turner Syncline, near Tom Price, which has a projected annual capacity of up to 29 million tonnes. Rio Tinto also invested US$500 million for a regional power upgrade in the Pilbara, including the installation of a new gas powered power plant adjacent to the 7 Mile rail operations centre. This plant is intended to replace the ageing, steam driven turbine plants at Dampier and Cape Lambert.
Hamersley Iron’s total shipments of iron ore to major markets in 2008

Million tonnes

China	73.0
Japan	28.5
Other Asia	17.9
Europe	1.3
Other	0.4
Total	121.2

NOTE: This table includes 100 per cent of all shipments through joint ventures.

Aerial view of the Mt Tom Price mine in Western Australia

Robe River Iron Associates
(Rio Tinto: 53 per cent)
Robe River Iron Associates (Robe) is an unincorporated joint venture in which Mitsui (33 per cent), Nippon Steel (10.5 per cent) and Sumitomo Metal Industries (3.5 per cent) hold interests. Robe River is the world’s fourth largest seaborne trader in iron ore.
     Robe River operates two open pit mining operations in Western Australia. Mesa J is located in the Robe Valley, south of the town of Pannawonica. The mine produces Robe River fines and lump, which are pisolitic iron ore products. The West Angelas mine, opened in 2002, is located approximately 100 kilometres west of the town of Newman. The mine produces Marra Mamba iron ore products, which are incorporated into the Pilbara Blend.
     The upgrade of Cape Lambert port to an annual capacity of 80 million tonnes was completed in November 2008. This was the final step in the achievement of total annual export capacity of 220 Mt/a.
     Work progressed during 2008 on the new US$901 million Mesa A/Warramboo mine west of Pannawonica township, which is intended to replace Mesa J as the main source of Robe’s pisolite production once the Mesa J deposit is depleted. In September 2008, Rio Tinto announced the US$257 million upgrade of Pannawonica to support the new mine.
     Robe River primarily exports under medium and long term supply contracts with major integrated steel mill customers in Japan, China, South Korea and Europe.

Robe River’s total shipments of iron ore to major markets in 2008

Million tonnes

Japan	23.2
China	19.6
Europe	4.5
Other Asia	3.0
Total	50.3

2008 operating performance
Rio Tinto operates its mines, rail and port operations in the Pilbara as an integrated system to maximise value through efficiencies of scale and flexibility. The assets and operations of Hamersley Iron and Robe River are effectively combined for operational management purposes, notwithstanding the varying financial interests in the joint ventures managed by RTIO.
     Hamersley Iron’s total production in 2008 was 125.1 million tonnes, 13 million tonnes more than the 112.1 million tonnes in 2007.
     Robe River’s total production in 2008 was 50.2 million tonnes, comprising 25.0 million tonnes from Mesa J, and 25.2 million tonnes from West Angelas. Sales were 24.8 million tonnes of Mesa J and 25.5 million tonnes of West Angelas products. These results were achieved amid significant construction activity.
     One of RTIO’s key projects during 2008 was the Drumbeat initiative, which was designed to eliminate bottlenecks across the system following the expansion to 220 Mt/a, completed in November 2008. The Drumbeat initiative focuses on improving rail assets such as rolling stock and achieving a more efficient integration between rail and port operations. While challenges remain, during the second half of 2008, production rates were regularly in excess of 200 million tonnes on an annualised basis.
     A major gas explosion at Apache Energy’s Varanus Island plant off the Pilbara coast effectively removed nearly two thirds of RTIO’s power supply, necessitating urgent curtailment of power usage and the sourcing of alternative supply from other sources. The outage lasted two months in June and July, however gas supplies in Western Australia are not expected to return to pre-incident levels until May 2009. While contingency planning enabled the issue to be managed, operations were impacted, and a significant additional cost of approximately A$70 million has been incurred up to the end of 2008.
     The strike by a small number of locomotive drivers in October and November 2008 also produced challenges to efficiency, but were overcome with the assistance of the vast majority of rail workers who prevented any real impact, such that October was a record month for tonnes railed.
     In August a Cape Lambert rail car dumper was severely damaged in an accident. The dumper was returned to service in mid September 2008 after repair, integrity and operational checks. While out of service, RTIO’s other four dumpers at Dampier and Cape Lambert operated at peak capacity, demonstrating the flexibility of the port loading system and helping to minimise loss of tonnage and demurrage.

Rio Tinto 2008 Annual report     69

Iron Ore group continued

In November 2008, RTIO announced that, as a result of the global economic crisis and the sudden decrease in Chinese demand for iron ore, it would cut its shipments by ten per cent from the expected 190-195 million tonnes (on a 100 per cent basis) for 2008. Production was subsequently limited across the Pilbara, with significant redeployment of staff and assets to assist with new stockpiles and operational shutdowns. Initially operations at the Channar and Brockman 2 mines were suspended. This was followed by a two week general shutdown of all mine and rail operations across the Pilbara in late December. Operations at all mines were restarted in early January 2009.
Iron Ore Company of Canada
(Rio Tinto: 58.7 per cent)
RTIO operates Iron Ore Company of Canada (IOC) on behalf of shareholders Mitsubishi (26.2 per cent) and the Labrador Iron Ore Royalty Income Fund (15.1 per cent).
     IOC is Canada’s largest iron ore pellet producer based on 2008 production. It operates an open pit mine, concentrator and pellet plant at Labrador City, Newfoundland and Labrador, together with a 418 kilometre railway to its port facilities in Sept-Îles, Quebec. IOC has large ore reserves with low levels of contaminants.
     Products are transported on IOC’s railway to Sept-Îles on the St Lawrence Seaway. IOC’s port on the St Lawrence Seaway is ice free all year and handles both ocean going ore carriers and Lakers, providing competitive access to all seaborne pellet markets and to the North American Great Lakes region. IOC exports its concentrate and pellet products to major North American, European and Asian steel makers.
     In December 2008, RTIO decided to bring production into line with reduced demand through a number of measures. A pellet line was closed, and another scheduled for a maintenance shutdown early in 2009. The capacity expansion programme was suspended, including the PODS (parallel ore delivery system). As with all slowdown measures, the priority is to best position IOC to take advantage of the eventual improvement in market conditions.
     IOC employs approximately 2,000 people.
IOC’s total shipments of iron ore to major markets in 2008

Million tonnes

Europe	6.0
Asia Pacific	3.5
North America	5.1
Middle East	0.5
Total	15.1

2008 operating performance
Production of pellets and concentrates continued strongly through the year, which highlighted the record mine performance from the first half and de-bottlenecking efforts at the plant.
     The demand for IOC’s products strengthened further in 2008 with concentrate prices increasing by 68.75 per cent and pellet prices by 86.67 per cent over last year’s benchmark prices.
     Total saleable production was 15.8 million tonnes, up from 13.2 million tonnes in 2007 during which a strike occurred. Pellet production was 12.6 million tonnes (11.3 million tonnes in 2007) with saleable concentrate being 3.2 million tonnes (1.9 million tonnes in 2007). Higher production levels and higher sales prices more than offset higher input costs.
Mineração Corumbaense Reunida (Corumbá) (Rio Tinto: 100 per cent) In January 2009, Rio Tinto announced the sale of Corumbá to the Brazilian diversified miner, Vale, for US$750 million. The transaction is expected to close in the second half of 2009.
     Corumbá produced 2.0 million tonnes of lump and fines iron ore in 2008, selling 1.8 million tonnes to customers across South America, Europe and Asia. A number of developments through the year led to improved efficiency, including the introduction of a dry-ore plant (designed to encourage a greater market for direct reduction processes).
     Work continued on a number of studies to increase capacity substantially from approximately 2 Mt/a to more than 12 Mt/a, together with early work towards establishing better barging arrangements and a new port in Uruguay.
     Corumbá received the Chief Executive’s Safety Award for the third time, firmly establishing its leadership credentials in this most important aspect of operations.
HIsmelt®  (Rio Tinto: 60 per cent) The HIsmelt® iron making project at Kwinana in Western Australia is a joint venture among Rio Tinto (60 per cent interest through its subsidiary, HIsmelt Corporation), US steelmaker Nucor Corporation (25 per cent), Mitsubishi Corporation (ten per cent), and Chinese steelmaker Shougang Corporation (five per cent).
     Plant and process performance improved in 2008, and towards the end of the year, installation of process improvements resulted in a fundamental improvement in the output. As a result of the improvements, HIsmelt® achieved a range of new production records, including an average daily production rate of 1,660 tonnes of pig iron sustained over a five day period.
     Due to substantial reduction in demand for HIsmelt® product, in December 2008 a three month shutdown was instituted. RTIO will consider reopening HIsmelt® in 2009, following an assessment of prevailing market conditions. As a result of this decision an impairment charge of US$182 million was recorded in 2008.
     Interest in the HIsmelt® technology remains strong, and licence negotiations continue with several Chinese and Indian steelmakers adding to the existing three licences already agreed. The European Union supported ULCOS (Ultra–Low Carbon dioxide (CO2) Steelmaking) consortium announced plans to build a HIsarna® pilot plant in Germany from 2010, combining HIsmelt® technology with an alternative iron ore pre-treatment option in a quest to reduce the CO2 emissions of current steel technologies by at least 50 per cent.
     The winning of the Golden Gecko award for environmental excellence was an endorsement of the unique selling proposition of HIsmelt® technology in a world increasingly conscious of the need to limit industry’s environmental footprint.
Minerals
Dampier Salt (Rio Tinto 68.4 per cent) In 2008 RTIO took responsibility for Dampier Salt (DSL). DSL manages three salt operations located in the Pilbara and Gascoyne regions of Western Australia. Salt is produced by solar evaporation of natural sea water at its Dampier and Port Hedland operations, and by solar evaporation of a concentrated brine extracted from the natural aquifer that sits within the halite layer beneath Lake MacLeod.
     Salt customers are located across Asia and the Middle East. The majority are chemical companies who use salt as feedstock for the production of chlorine and caustic soda (together known as chlor-alkali production). Salt is also used for food preparation and other general purposes including road de-icing.
2008 operating performance
Salt production and shipping increased to 6.1 million tonnes and 5.9 million tonnes respectively (Rio Tinto share), as recovery from cyclones experienced in 2006 and 2007 continued, and with the commissioning of the two stages of a one million tonne per annum expansion of the Lake MacLeod field. The last stages of repairs at Port Hedland following Cyclone George in 2007 have been extended and will be completed in the second quarter 2009. Until recently, gypsum has also been dredge

70     Rio Tinto 2008 Annual report

mined at Lake MacLeod. This operation was placed under care and maintenance in December 2008 due to the general demand for gypsum based wallboard being reduced as a result of the downturn in Asian housing markets. Shipping of the remaining gypsum stocks will continue through 2009 as product leaching is completed.
IRON ORE GROUP PROJECTS
RTIO’s growth strategy has involved a commitment of more than US$9 billion to expand the global production platform for iron ore since 2003. The feasibility study into expanding Pilbara capacity beyond 220 Mt/a capacity by 2012 was well advanced before the economic slowdown began in the third quarter of 2008.
     Rio Tinto spent A$103 million in the Pilbara on evaluation of iron ore deposits that form part of the medium to long term production plan. Evaluation in 2008 largely focused on the Nammuldi/Silvergrass region and the Rhodes Ridge Joint Venture and Brockman 4 sites.
     RTIO is reassessing the expansion in the context of the current economic situation. A decision is expected in the first half of 2009, and a number of critical components of the expansion have continued unchanged.
Upgrade beyond 220 Mt/a
Rio Tinto has introduced an aggressive expansion programme during the past five years, and remains well positioned to execute the next phase in its strategy. Cape Lambert has been nominated as the preferred site for expansion of Pilbara port facilities beyond 220 Mt/a. Early planning for reaching 320 Mt/a involves construction of a new terminal (Cape Lambert West) capable of berthing four Capesize ships, and vacant and available land to the west of the existing rail line was selected to accommodate stockpiles under this plan.
     During 2009 the economic slowdown may lead to reduced competition, which may provide options for accelerated execution of some projects, as well as improved cost expectations when there are credible signs of market recovery. A key goal of RTIO’s cutbacks in operations and projects is to maintain a robust platform from which to capitalise on an upturn.
     Work has progressed in anticipation of the next expansion of iron ore production capacity. An array of projects designed to support increased production is under way, and some will be progressed through to completion notwithstanding the short term slowdown. These will include:
Mesa A (Rio Tinto 53 per cent), a US$901 million development of the Mesa
A/Waramboo deposits, which will sustain pisolite production for the Robe River lump and fines products from 2010, when Mesa J mine stocks are scheduled for gradual depletion. Mesa A is expected to ramp up to 25 Mt/a capacity from 2011.
Brockman 4, a US$1.5 billion development of the Brockman 4 site as a 22 Mt/a capacity mine, scheduled to be completed in 2010. While there is scope to expand this to 36 Mt/a capacity subject to favourable market conditions.
Western Turner Syncline, a US$149 million study into the establishment of a new mine near Tom Price, with the ore to be fed into the latter’s processing plant.
Hope Downs 4, (Rio Tinto 50 per cent) a US$71 million pre-feasibility study into developing the deposit, which is 45 kilometres east of the Hope Downs 1 mine. No decision has been made yet on the pre-feasibility study.
Remote Operations Centre (ROC), announced in December 2007, is a new facility located near Perth Airport, designed to accommodate staff and electronic equipment to operate by remote control a range of assets and processes in the Pilbara. The new building, big enough for 350 people, is under construction and is expected to be completed in mid-2009.
Dampier power station, a US$538 million (Rio Tinto US$425 million) new plant is expected to provide more efficient supply of power to Dampier and Cape Lambert ports and operations. The 160MW station will have four open cycle gas turbines, and a 220kV transmission line is being built to Cape Lambert from the 7 Mile Rail Operations site, where the new station is sited. When complete the new plant will replace the ageing stations at Cape Lambert and Dampier.
Mine of the FutureTM, an industry leading plan announced by Rio Tinto in January is testing the implementation of a number of innovative mining technology applications in the Pilbara. Several of these are being introduced at Pit A at the West Angelas mine, which has been designated as a pioneer site for Mine of the Future trials. The system consists of a fleet of Komatsu mining equipment that loads and hauls ore automatically. Artificial intelligence in the equipment learns the layout of the mine, how to recognise and avoid other vehicles and obstacles, and how to ferry loads from loading face to dump with the least wear and tear, delay and use of fuel. Without drivers, the system revolutionises productivity and the way mining has been conducted. The new mining process incorporates automated drilling, an alliance with Atlas Copco announced in September. The blast hole drill without an on board operator is guided by satellite GPS to sink its holes in the pit floor on a precise grid. Drilling and blasting by this method would revolutionise the speed of open pit developments.
Iron Ore Company of Canada
(Rio Tinto: 58.7 per cent)
In March 2008, IOC announced an investment of C$500 million to increase its annual production of iron ore concentrate to 22 million tonnes. In September 2008, it announced a further investment of C$300 million to increase annual production of iron ore concentrate to 22.8 million tonnes and pellet production to 13.8 million tonnes by 2011.
     In December 2008, in response to market conditions, IOC announced the suspension of these expansion projects. A re-start will be considered once market conditions improve.
Simandou (Rio Tinto: 95 per cent)
The Simandou project in eastern Guinea, west Africa, lies within one of the best undeveloped major iron ore provinces in the world. During the year RTIO conducted advanced studies into establishing an iron ore mine of 70 Mt/a capacity, and potentially of up to 170 Mt/a capacity. A number of options are being reviewed to establish the most efficient and economic means of transporting the mined ore from the project.
     Rio Tinto has spent nearly US$400 million on the work necessary to develop a long life iron ore mine at Simandou. During 2008, RTIO spent an average US$20 million per month on drilling, engineering and support. RTIO has conducted exploration and development efforts throughout the 738 square kilometre concession area. A total of 16 drill rigs has been deployed to complete more than 200,000 metres of drilling on over 1,200 sites.
     In August, Rio Tinto received correspondence from the Guinean Government purporting to rescind the Concession, the legality of which Rio Tinto questioned. In December it received further correspondence referring to a purported compulsory relinquishment of the northern half of the Concession whilst confirming Rio Tinto’s entitlement to the southern half of the Concession. A number of political developments in Guinea since then have occurred and RTIO has engaged in top level

Rio Tinto 2008 Annual report     71

Iron Ore group continued

discussions with various stakeholders in an effort to clarify the status of the project. Rio Tinto remains of the view that it has complied with all its obligations in relation to the Concession such that it is entitled to hold and retain the entire Concession. It will continue working with the Guinean Government to seek to resolve this matter on that basis.
     The project has employed an average workforce of 1,800 staff and contractors across the year, 90 per cent of them Guinean, operating from offices in Conakry and Kerouane, and construction camps at Canga East and Oueleba in the mining concession.
     The International Finance Corporation (the private sector arm of the World Bank Group) retains a five per cent stake in the project and is working with Rio Tinto to develop it in an environmentally and socially sustainable way.
     The successful implementation of this project will include a competitive infrastructure solution, which may be dependent upon the outcome of the analysis of transportation alternatives.
Orissa, India (Rio Tinto: 51 per cent)
Orissa is one of the key iron ore regions of the world. RTIO has a joint venture with the state owned Orissa Mining Corporation to develop its iron ore leases. With expectations of significant infrastructure and industrial development in India in the medium and long term, Rio Tinto remains keen to contribute to the development of the Indian iron ore sector. Rio Tinto has continued discussions with major domestic iron ore and steel companies and expects to commence mining in 2009.
OUTLOOK
The operations of RTIO are in broad alignment with the market demand for iron ore, with imminent expansions able to match increased demand. There is clearly a consolidation of the industry under way, during which time the advantages of Rio Tinto being the only producer with a truly global supply strategy should become more apparent.
     RTIO will maintain its focus on creating value through reducing discretionary costs and cutting waste wherever possible to preserve margins. In early 2009 an organisational restructuring was under way to eliminate 4,400 full time equivalent roles. Capital expenditure reduction targets for 2009 and 2010 are estimated at US$5 billion, comprising US$1.4 billion in 2009 and US$3.6 billion in 2010. Other cost reductions are expected to be achieved through reduced market pressures on input costs and the implementation of various procurement savings.
     While reduced iron ore demand has reduced the urgency of RTIO’s capacity expansion, in many cases RTIO will postpone rather than cancel its expansion projects. Many expansion projects are sufficiently advanced to enable a rapid resumption in response to increased demand (such as the Automated Train Operations project in the Pilbara).
     In every case, increases in market demand will be the key factor. RTIO has invested a substantial portion of its earnings since 2003 in expanding and improving its production network, including developing two world class ports capable of maintaining a 220 Mt/a capacity. This has left it in an ideal position to capitalise on a market recovery.

72     Rio Tinto 2008 Annual report

Exploration

Copper exploration in Chile.

The Group has had a sustained commitment to exploration since 1946 and considers exploration to be one of its core competencies. Mature Group operations, such as Weipa, the Pilbara and Rössing, were Tier 1 greenfield discoveries by Rio Tinto. The value of these discoveries is still being realised by both mine production and successful brownfield exploration after more than 40 years.
     Continuing this legacy, since 2000, the Exploration group has identified two of the largest copper opportunities in the world at Resolution in Arizona, US and La Granja in Peru. Exploration has also delivered the world’s largest known undeveloped high grade iron ore resource, at Simandou in Guinea, as well as the Caliwingina channel iron deposits in the Pilbara, Australia. Exploration identified the Potasio Rio Colorado potash deposit in Argentina which Rio Tinto has sold to Vale, the largest potash discovery in South America, and in 2008 handed over to the product groups for further evaluation the Sulawesi nickel deposit in Indonesia and the Mutamba and Chilubane ilmenite deposits in Mozambique.
     A significant proportion of exploration expenditure is returned to Rio Tinto through the sale of Tier 2 discoveries. Over the nine year period 2000 to 2008, divestment of Exploration group projects has returned US$977 million for a net pre tax exploration spend of approximately US$226 million. Over the period this translates to an average Tier 1 discovery cost of just over US$28 million per deposit.
     The following table shows the Exploration group’s Tier 1 discoveries since 2000:

Year	Discovery	Commodity	Location

2000	Potasio
	Rio Colorado	Potash	Argentina
2002	Resolution	Copper	US
2004	Simandou	Iron ore	Guinea
2005	La Granja	Copper	Peru
2005	Caliwingina	Iron ore	Australia
2007	Caliwingina
	North	Iron ore	Australia
2008	Sulawesi	Nickel	Indonesia
2008	Mutamba/
	Chilubane	Titanium	Mozambique

The Exploration group is organised geographically into regional multi-commodity teams. This provides a local presence, an in-depth understanding of the operating environment and in-country proximity to opportunities. At the same time, programmes are prioritised on a global basis so that only the most attractive opportunities are pursued.
     At the end of 2008, the Exploration group was actively exploring in 26 countries, and assessing opportunities in a further 15, for a broad range of commodities including bauxite, copper, coking coal, iron ore, industrial minerals, diamonds, nickel and uranium. The number of employees and contractors was 625 and 115 respectively resulting in a full time equivalent headcount of 694.
STRATEGY
The purpose of exploration is to add value to the Group by discovering or acquiring resources that can increase future cash flows.
     A fundamental element of the Group’s business strategy is a clear focus on finding and mining only the largest, lowest cost, resources that are profitable at all parts of the natural price cycle and that deliver a sustainable competitive advantage. These are described as Tier 1 resources.
     Greenfield exploration, which aims to establish completely new operating business units, involves geographic or commodity

Rio Tinto 2008 Annual report     73

Exploration continued

diversification away from existing Group operations. The greenfield portfolio comprises primarily opportunities in bauxite, copper, iron ore, energy and minerals (coal and uranium).
     Brownfield exploration is directed at sustaining or growing the existing Group business units. The brownfield environment provides the easiest opportunity for creating value through exploration as the Group controls highly prospective title around its existing operations where the likelihood of finding additional resources is strong. With processing infrastructure already in place, this means capital expenditure requirements for developing additional orebodies are usually lower than in a greenfield setting.
SAFETY
The exploration all injury frequency rate has fallen from 1.25 at the end of 2007 to 0.97 at the end of 2008. This reduction has come from a focused effort to reduce drilling related injuries – primarily through improved supervision of drill contractors and increased training for drill supervisors.
FINANCIAL PERFORMANCE
“Exploration” expenditures reported by Rio Tinto include exploration and evaluation spends in both the greenfield and brownfield environments. Evaluation includes all pre-feasibility and feasibility study work.
Expenditure on evaluation projects reported separately by each of the Rio Tinto product groups is included in this summary.
2008 compared with 2007
Gross cash expenditure on exploration and evaluation in 2008 was US$1,134 million, an increase of US$560 million over 2007 gross expenditure. This primarily reflects the progression of high quality advanced projects within the exploration and evaluation pipeline. Gross expenditures are offset by US$489 million cash proceeds from the sale of the Kintyre and Corani properties, Wafi and Hidden Valley royalties, and various other interests, which is net of the impairment of shares during 2008. The pre-tax charge to underlying earnings of US$645 million is net of the US$489 million of total proceeds from the divestments mentioned above.
2007 compared with 2006
Gross cash expenditure on exploration and evaluation in 2007 was US$574 million, a US$229 million increase over 2006, reflecting an increase in the number of high quality projects in the exploration and evaluation pipeline. Gross expenditures are offset by US$253 million cash proceeds from the divestment of the Peñasquito royalty, shares in Anatolia Minerals, the Southdown iron ore deposit and various other interests. The pre tax charge to underlying earnings in 2007 was US$321 million net of the US$253 million of total proceeds from divestments mentioned above.
2008 OPERATING PERFORMANCE
Two Tier 1 greenfield discoveries, the Sulawesi nickel deposit in Indonesia and the ilmenite rich Mutamba and Chilubane heavy mineral sand deposits in Mozambique, as well as the Tier 2 Bunder diamond deposit in India, were transferred to product group evaluation teams. The Jadar lithium borate project in Serbia, thought to be the largest lithium deposit outside South America, was identified as a valuable but non core asset and is being prepared for divestment.
     Order of magnitude studies commenced at the Regina potash property in Saskatchewan, Canada which Rio Tinto has sold to Vale, the Tamarack nickel-copper prospect in Minnesota, US, and at the Altai Nuurs coking coal property in Mongolia. These projects, as well as earlier stage opportunities at Amargosa in Brazil (bauxite) and Crowsnest in British Columbia, Canada (coking coal) are expected to provide the Group with the next crop of potential discoveries.
     At the Simandou (iron ore, Guinea), La Granja (copper, Peru) and Resolution (copper, US) greenfield evaluation projects, inferred resources were published in the first half of 2008. Subsequent drilling at all three properties continues to return additional significant mineralisation.
     In the brownfield exploration environment, drilling at the Bingham Canyon mine delineated additional copper resources and a zone of molybdenum-dominated mineralisation beneath the current open pit.
     At Energy Resources of Australia, the exploration programme focused on defining the Ranger 3 Deeps deposit located east of the current open pit. A similar near mine programme is now under way on the Rössing mine property in Namibia.

Significant exploration results during 2008

Greenfield projects	JORC Category

Simandou	Inferred	2.25 billion tonnes @ 66 per cent iron
La Granja	Inferred	2.77 billion tonnes @ 0.51 per cent copper
Resolution	Inferred	1.34 billion tonnes @ 1.51 per cent copper
Eagle East	Exploration Target	2 – 3 million tonnes @ 0.8 – 0.9 per cent nickel
Sulawesi	Inferred	162 million tonnes @ 1.62 per cent nickel
Mozambique mineral sands	Exploration Target	7 – 12 billion tonnes @ 3 – 4.5 per cent Total Heavy Mineral
Bunder	Inferred	37 million tonnes @ 0.74 carats per tonne
Jadar	Inferred	114 million tonnes @ 1.8 per cent Li2O and 13.1 per cent B2O3
Tamarack South	Exploration Target	5 – 11 million tonnes @ 1.0 – 1.1 per cent nickel and 0.6 – 0.7 per cent copper

Brownfield sites

Bingham Canyon	Indicated and Inferred	640 million tonnes @ 0.46 per cent copper
Bingham Canyon	Exploration Target	500 – 600 million tonnes @ 0.1 – 0.15 per cent molybdenum
Corumbá	Exploration Target	8 – 10 billion tonnes @ 52 – 55 per cent iron
Ranger 3	Exploration Target	15 – 20 million tonnes containing 30,000 - 40,000 tonnes of uranium oxide

74     Rio Tinto 2008 Annual report

OUTLOOK
In 2009, the scope of exploration programmes will be reduced significantly as part of the Group’s cost saving measures. The Exploration group will explore for a narrower range of commodities in a total of 14 countries. The global number of employees in 2009 will be reduced to 300 people.
     Focus in 2009 will shift from cost
intensive drilling of advanced projects to the re-invigoration of early stage activities. Reactivation of major drilling programmes will await an improvement in the market environment.
     Divestment of Tier 2 assets will continue where real value can be realised, with a target of 100 per cent of the annual greenfield exploration budget being returned to the Group.

The next crop of potential discoveries

Project	Commodity	Country	Stage

Tamarack	nickel/copper	US	Order of Magnitude
Crowsnest	coking coal	Canada	Project of Merit
Amargosa	bauxite	Brazil	Project of Merit
Altai Nuurs	coking coal	Mongolia	Order of Magnitude

Progress of a project
The evolution of a project from target testing to commissioning can take ten to 20 years involving a series of study stages to reach investment approval and implementation.
     The early stages represent a progressive increase in confidence in the technical and economic parameters used to decide whether the project meets Rio Tinto’s investment criteria. Early stages of project evolution are broadly termed Exploration. These stages of work are the responsibility of the Exploration group.
     Target generation and testing involves the progression from concept to proof of mineralisation at the prospect.
     A Project of Merit is defined where mineralisation has been identified through drilling to be of a grade and quantity sufficient to be potentially economic when compared to peer deposits currently in production.
     Projects which attract the interest of the relevant Rio Tinto product group are progressed to Order of Magnitude Study. Order of Magnitude is an assessment of all possible options to establish if there could be a viable project, and whether its potential value is sufficient to justify committing significant sums of money to a detailed investigation programme. Any potential “showstoppers” are identified during this stage.
     A successful Order of Magnitude Study results in the declaration of a discovery and the transfer of project management from the Exploration group to the relevant
Rio Tinto product group. Further work on these projects is broadly defined as Evaluation.
     The two main evaluation study phases are Pre-feasibility and Feasibility studies. Pre-feasibility involves an evaluation of project options. This results in a much clearer understanding of the preferred project concept and the key issues. The Feasibility study sees the focus switch to optimisation and engineering of a single scenario identified through the Pre-feasibility study. This finally freezes and fully defines the scope in order to tie the project down with a high degree of certainty as to the specifications of what will be constructed.

Opportunities are tested and screened by several different stages of work
Rio Tinto 2008 Annual report     75

Technology
   and Innovation
The Technology and Innovation (T&I) group consists of a central team of technology professionals and a number of technology centres that develop leading practice and promote improved practice in mining and processing, asset management, strategic production planning, and project development, execution and evaluation. Emphasis is given to common and visible measures of operational effectiveness, the improvement of analytical tools and development of staff capability and effectiveness.
     Most work is dedicated to current technologies and operations but a separate Innovation Centre focuses on step change innovation to confer competitive advantage in development of orebodies likely to be available to the Group in the future.
     The total number of employees in T&I at year end was 351, compared with 378 at year end 2007.
     Grant Thorne, chief executive of T&I, is based in Brisbane, Australia.
STRATEGY
T&I’s strategy is to underpin operational excellence in the business units and to increase the contribution of technology to the Group’s vision of industry leadership.
T&I’s objectives include:
•	Working with the business units to deploy technology solutions that increase earnings.

•	Developing a pipeline of valuable new investment projects.

•	Positioning the Group to develop orebodies that are likely to require innovative mining solutions.
KEY ACHIEVEMENTS
The Improving performance together (IPT) asset management programme that started in 2004 was instrumental in assisting Iron Ore Company of Canada in making significant improvements to its mining and ore delivery fleet performance in 2008. Production is affected in winter months by issues with reliability of mine equipment. At extremely low temperatures, most mechanical and electrical systems are stressed. In mid-2007 the T&I team working together with the IOC asset management team implemented the IPT programme to help address these reliability issues. In 2008, mine production fleet availability improved to 78 per cent from average historical levels of 75 per cent. This improvement in mine fleet performance coupled with similar improvements in the reliability of the ore delivery system contributed to improvements in production at IOC in 2008.
     The Asset Management Centre Mine Monitoring and Control programme was implemented in early 2008. This includes the installation of real time, on line equipment monitoring systems. By the end of 2008, over 400 monitoring systems had been installed on haul trucks across the Group. Significant benefits are already in evidence. For example, at Rio Tinto Coal Australia Hail Creek Mine, the ability to monitor and influence the truck operators’ use of the service brake is expected to save over US$250,000 annually in brake repair costs. With this same programme, Rio Tinto Iron Ore has also targeted savings in excess of US$900,000 and other business units such as KUC have been able to identify and prevent component failures. The consequence is safer operations, more productive use of equipment and lower maintenance costs.
     During 2007, RTIO completed order of magnitude studies on a further expansion to 320 million tonnes per annum (Mt/a). T&I applied the IPT Strategic Production Planning (SPP) approach at RTIO, commencing in August 2007 which delivered results in March 2008. T&I, together with RTIO developed strategic scheduling and valuation models and evaluated a variety of options in order to identify the most valuable resource development sequence and mining/processing approach, which increased the expansion base case valuation substantially. In addition, the possibility of a further potential expansion beyond 320 Mt/a was explored. The work was recognised in 2008 when the RTIO/SPP team was awarded the Terry Palmer Award, an internal Rio Tinto award, for its achievements in innovation, collaboration and contribution to the business.
     The payload management initiative which is led by the IPT Mining team was instrumental in improving haul truck fleet performance at a number of the Group’s mines in 2008. At the seven Pilbara Iron sites where payload management is in special focus, the average load carried by each truck has increased by more than five per cent. Also, load variability has reduced on average by more than ten per cent. Closer operation to design limits and avoidance of overloading were the basis for an additional 15 million tonnes of material movement in 2008 without risk of increased equipment damage.
FINANCIAL PERFORMANCE
2008 compared with 2007
The T&I gross cost in 2008 was US$158 million, compared with US$160 million in 2007. Staffing and expenditure was constrained to respond to the deterioration in global economic outlook.
2007 compared with 2006
The T&I group gross cost was US$160
million in 2007 compared with US$118 million in 2006. The increase was due to the higher level of activity, reflected also by higher staff numbers, and the continued development and deployment of leading operational practice across the Group.
2008 OPERATING PERFORMANCE
Safety
T&I is committed to the safe operation of its facilities and to the safe deployment of its personnel. As a consequence of a single, low severity injury, the T&I all injury frequency rate was 0.24 for 2008 compared with 0.00 in 2007.
Innovation
T&I’s Innovation Centre aims to implement Group wide change improvements in the application of technology on behalf of the Group.
     The Group has adopted a strategic programme entitled Mine of the Future™. This comprises an interlinking set of projects aimed at delivering demonstrable step change improvements in productivity, cost performance and product quality in both surface and underground mining operations and associated mineral recovery technologies.
     A key strategy in pursuit of the Mine of the Future™ is the establishment of long term relationships with world class research and development providers. For example, the Group has established an exclusive long term strategic partnership with the Australian Centre for Field Robotics (ACFR) at the University of Sydney which resulted in the formation of the Rio Tinto Centre for Mine Automation.
     The first breakthrough delivered by the Centre for Mine Automation is the successful development and deployment of autonomous blast hole drilling in the Pilbara. This exclusive partnership also leverages the Group’s progress in the deployment of driverless haul trucks through a partnership with Komatsu.
     Through Mine of the Future™, the Group is also focused on the operation of the first Autonomous Iron Ore mine, designated “Pit A”, which is located at the West Angelas mine in the Pilbara. Pit A combines autonomous drilling with autonomous trucks and is fully integrated with the RTIO remote operations centre in Perth which controls the movement of equipment. Pit A achieved a significant milestone in December 2008 when the autonomous truck fleet was commissioned alongside the Group’s autonomous drill rig, providing a launch platform for full operation in 2009.
     A long term partnership with Curtin University was established in early 2008,

76     Rio Tinto 2008 Annual report

resulting in the formation of the Rio Tinto Centre for Materials and Sensing in Mining. The partnership explores the use of advanced materials in mining applications to increase the operational life of equipment. The partnership also facilitates the transfer of advanced oil industry sensing technologies into mining applications.
     Innovation’s underground mining activities in 2008 continued to focus on the block cave method which is of particular relevance to the large copper orebodies currently under development. Technologies progressed include rapid mechanical development of shafts and tunnels, remote monitoring in underground mining and innovative underground crushing and sizing solutions.
     The Group’s capabilities in the field of processing and recovery were enhanced by the formation of the Rio Tinto Centre for Advanced Mineral Recovery, which is a long term partnership with Imperial College London. Progress was made on advancing breakthrough technology targeted to remove barren material from copper ore in order to significantly lift head grades. In addition, breakthroughs in flotation control offer the potential to materially increase recovery in copper applications.
Production Technology
The Production Technology Centre addresses core mining and processing production processes. The IPT programme for Production Technology continued to deliver strong results in 2008. The programme assisted the operating business units in realising over US$400 million in pre-tax cash flow benefits in 2008 and will remain a key programme in 2009.
     Specific mining initiatives included haul truck payload management, off road tyre demand reduction, and the development of an explosives safety standard in surface mining.
     The Production Technology Centre also focuses on core metallurgical capability and delivery of processing improvements. During 2008, the Centre focused on the implementation of a structured methodology to identify and eliminate specific points of loss (throughput, recovery, and grade) at the Group’s processing operations. Common measures for the performance of concentrators and other fixed plant were introduced globally to enable monitoring and sustain improvements.
Asset Management
The Asset Management Centre focuses on the effective choice and deployment of the Group’s equipment for mining and processing. During 2008, it focused on the continued reliability and performance of equipment across the Group, including the implementation of asset management standards, technical systems and global metrics to compare and monitor the performance of both heavy mobile equipment and fixed plant.
     The IPT programme for Asset Management continued to deliver strong results in 2008, assisting the business units to realise over US$200 million in pretax cash flow benefits. Installation of real time on line equipment maintenance monitoring systems has led to continued improvement in areas such as heavy mobile equipment availability and economic extension of engine and component life.
     The Centre also introduced a comprehensive suite of training programmes in 2008 to ensure the functional development of asset management professionals across the Group. Several new asset management Communities of Practice were introduced in 2008 to improve collaboration and knowledge sharing.
Strategic Production Planning
The focus of the Strategic Production Planning (SPP) Centre is to establish leading practice and develop Group wide solutions in mineral resource development, orebody knowledge and mine planning. Attention is directed to developing the skills of staff who are involved in these processes. The Centre also oversees the Group’s resource and reserves estimation and reporting process as well as the core technical systems.
     A key element of the Strategic Production Planning process is SPP’s cooperation with business units to develop comprehensive plans and valuations of strategic development options. Development options which are considered typically include mining and processing methods and capacities, infrastructure alternatives and blending/marketing opportunities.
     Results from SPP provide a logical resource development framework for more detailed studies and investment decision making.
Project Development
The Project Development Centre provides guidance, support and training for all aspects of capital projects, from pre-feasibility through to execution and commissioning. It also performs a governance function by conducting project reviews and reporting back to Group operations. The Centre manages capital projects on behalf of the business units and is responsible currently for the execution of the Argyle Diamond underground project, Kestrel mine extension and the Clermont coal mine project. With construction now largely complete, responsibility for the QMM project in Madagascar was handed back to the Minerals product group at year end.
Technical Risk Evaluation
The Technical Risk Evaluation Centre, whose staff are deliberately reserved from involvement in the formulation of major investment proposals, provides independent review and advice on the adequacy of risk identification and mitigation at key points in the project approvals process. The Centre also sets standards for Risk Analysis and Management more generally across the Group and in 2008 initiated the development of a Group wide risk management and reporting system.
Production Technology Services
Production Technology Services comprises the central team of technology professionals deployed from five regional hubs who provide the breadth of experience and a multi-disciplinary approach to support existing business activity and the pursuit of new, profitable growth. The staff are deployed at the request of business units and the technology centres within T&I.
OUTLOOK
In response to the global economic downturn, T&I has re-aligned its 2009 priorities to support the Group’s new key initiatives and commitments. T&I will reduce controllable operating costs and make headcount reductions. T&I plans to reduce its gross operating costs by US$40 million, or 25 per cent from 2008 levels.
     The number of employees is expected to be reduced by about 100, or 30 per cent. These reductions are necessary as a result of lower business unit demand for T&I services as the business units continue to reduce their operating and capital expenditures. Despite these reductions, T&I is dedicated to maintaining the critical capabilities necessary to support and retain the Group’s future growth options.
     For 2009, T&I’s operating priority will be to assist businesses to reduce unit operating costs by intensifying the focus on improving operational excellence and increasing the contribution of technology to the Group’s vision of industry leadership. T&I will continue to work with Group businesses to deliver measurable increases in earnings and will continue to assist from a technological viewpoint in the selection of the most attractive investment opportunities.

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Other
  operations

MARKETING
Rio Tinto aims to maximise the value of its low cost asset base through high performance sales and marketing. Customer facing sales and marketing activity is conducted at each business unit, or in some cases at a product group level, supported by a small central function, the Marketing Centre. The Centre collaborates with business units to provide rigorous and focused support to the development of marketing strategies and their tactical execution, performance measurement and monitoring, as well as talent development.
     Strategically, we ensure that all our business units have a robust five year marketing strategy that combines a distinct positioning in target segments with clear customer value propositions and supporting price, product, customer and supply chain strategies.
     Tactically the focus is on capturing value opportunities and developing and delivering short term plans aligned with each business unit’s marketing strategy. Typically this will include determining elements such as target prices, volume of spot/term business and working capital management.
     This structure enables us to deliver the One Rio Tinto agenda of realising cash flow benefits through economies of scale and scope, process standardisation and marketing best practice, while retaining the essential local knowledge of our customers and their markets.
     It is axiomatic in this relationship that both the business unit and Marketing Centre must define and be accountable for the subsequent delivery of improved cash flow. The Marketing Centre has a rolling target of working with business units to identify in excess of US$100 million of incremental cash flow each year.
     This kind of collaboration has generated over US$700 million in incremental cash flow for Rio Tinto during 2008. As an example of results achieved, a business unit worked with the Marketing Centre to determine how the customer portfolio should change based on a projected view of shifting demand growth. As a result, the business unit is implementing significant changes to its core customer base as well as to its product portfolio which will position it to take advantage of geographic shifts in demand away from historical markets and deliver significant incremental cash flow above plan.
     As economic conditions have changed in 2008, our focus on executing a marketing strategy remains paramount. Whilst ensuring a flexible short term response to the challenges of the economic slowdown, especially in terms of cash flow management, business units remain focused on positioning themselves for future growth opportunities while maximising profit in the short term.
     The changed economic conditions make the aim of maximising asset value through marketing even more imperative. In 2009, work will begin on further developing an integrated supply chain to better match demand with supply, accelerating Rio Tinto’s entry into the Indian market and improving our short term price forecasting capability. 2009 will also see expansion of our sales and marketing hub in Singapore to better serve our Asian markets.
2007/2008 operating performance:
The Marketing Centre’s total costs in 2008 were equal to the budget of US$8.5 million.

RIO TINTO MARINE
Ocean freight
Ocean freight is an important part of Rio Tinto’s marketing. Seaborne cargo transportation is managed by Rio Tinto Marine to provide the Group with a comprehensive capability in all aspects of marine transportation, global freight markets and the international regulatory environment.
     Rio Tinto seeks to enhance value for itself and its customers by actively participating along the supply chain in delivering the Group’s products to market. The identification and execution of freight solutions enable Rio Tinto’s business units to deliver added value to customers, while exerting greater influence on vessel selection, operational safety, scheduling practices, port efficiency and cost management.
     The Marine group consists of approximately 70 shipping professionals, located principally in Melbourne, Singapore, London and Montreal, supporting Rio Tinto businesses globally. During 2008, Rio Tinto Marine handled over 100 million tonnes of dry bulk cargo, a 28 per cent increase on 2007 volumes. Cash operating costs of US$20 million were incurred for the management of freight contracts valued at US$2.9 billion during the year.
     Rio Tinto Marine leverages the Group’s substantial cargo base to obtain a low cost mix of short, medium and long term freight cover. It seeks to create value by improving the competitive position of the Group’s products through freight optimisation. Rio Tinto’s product diversity and global coverage affords Rio Tinto Marine the ability to combine internal and complementary external trade flows to increase vessel utilisation and profitability.
     The Group’s HSE and vessel assurance standards for freight are set and maintained by Rio Tinto Marine, one of three equal shareholders in RightShip, a ship vetting specialist, promoting safety and efficiency in the global maritime industry.
The all injury frequency rate (AIFR) for Rio Tinto Marine during 2008 was 0.25, representing a substantial improvement on 2007 results due to better contractor management and a demonstrated unwillingness to accept poor safety performance.
     Rio Tinto Marine received two awards for good risk and safety management at the annual Seacare Authority awards in Sydney, Australia. Marine’s onboard Risk Register system was joint winner under Best Workplace and Safety Management System, entered as a collaborative effort with ship managers ASP.
     During 2008 Rio Tinto Marine took possession of two new bulk carriers, RTM Piiramu and RTM Weipa, with the final two vessels in a series of five to be delivered during 2009. These vessels will be used principally for the transportation of bauxite from Rio Tinto Alcan’s mine at Weipa, Queensland. These purpose built vessels deliver volume and efficiency advantages on

78     Rio Tinto 2008 Annual report

niche trade routes, guaranteeing supply and eliminating freight cost variability.
     Rio Tinto Marine assumed responsibility for the expanded seaborne transportation requirements of Rio Tinto Alcan during 2008. The Rio Tinto and Alcan combination has increased the Group’s global cargo base, particularly in Panamax and Handy vessel classes, and provided a greater presence in the Atlantic. This has afforded enhanced freight opportunities, cargo combinations and the realisation of synergies.
     The close collaboration of Rio Tinto Marine with the Group’s operations recently identified a solution to supply tugs to the new port servicing QIT Madagascar Minerals (QMM). The development of a strategy for future tug boat requirements at Dampier’s iron ore port operations resulted in two tugs, which had been in service at Dampier for 15 years, being replaced with modern vessels better suited to moving a growing volume of larger sized bulk carriers. The vessels being replaced at Dampier were ideally suited to the smaller scale Madagascar operation and were consequently reallocated, saving on capital expenditure in a tight secondhand market, and eliminating the need to charter tugs in a high priced environment. Although the market environment changed rapidly during 2008, the mission of creating long term competitive advantage for Rio Tinto’s products, developing delivered product solutions for customers and building enterprise value through freight remains unchanged. Rio Tinto Marine will continue to position the Group for the future by creating advantageous freight opportunities.
Freight market
The dry bulk shipping market had a year of mixed fortunes during 2008, with freight prices achieving new highs followed by a fall to the lowest rates seen for many years. The Baltic Dry Index (BDI), an index of dry bulk ship chartering rates, started the year from a high base and increased another 27 per cent to its May peak.
     Weaker demand and negative sentiment drove freight price declines for much of the second half, with the BDI closing down 93 per cent over the calendar year.
     The first half of 2008 was characterised by strong demand for dry bulk commodities, combined with supply constraints and port congestion, resulting in increased long haul trade and high fleet utilisation. The high demand on a stretched fleet of vessels drove both spot and period time charter prices to record highs. Shipyard order books swelled rapidly in 2007 and continued to grow in 2008, resulting in a large tranche of new vessel capacity set to deliver from 2009 through 2011. Long lead times for new vessels saw large premiums paid for second hand vessels in all segments.
     Slowing global demand and reduced access to financial credit combined in the second half of 2008 to lead freight prices substantially lower across all dry bulk vessel segments. In contrast to the first half, new vessel ordering all but ceased, second hand vessel prices plummeted, prospective owners re-evaluated recent vessel orders and many market participants found themselves in financial distress.
     The outlook is expected to see dry bulk freight prices remain more subdued during 2009. A relaxation in demand for bulk carriers during the last quarter of 2008 saw fleet utilisation reduced to levels more commensurate with historic norms. Lower fleet utilisation is expected to be maintained, with new dry bulk fleet deliveries ensuring the sector remains adequately supplied as global trade growth resumes. The removal of older vessels for demolition, along with the cancellation of some new vessel orders, will somewhat temper the ultimate rate of dry bulk fleet growth.

LAND
Kennecott Land (Rio Tinto: 100 per cent) Kennecott Land was established in 2001 to capture value from the non mining land and water rights assets of Kennecott Utah Copper. Kennecott Land’s holdings are over 50 per cent of the remaining undeveloped land in Utah’s Salt Lake Valley. Approximately 16,000 hectares of the 37,000 hectares owned is developable land and is all within 20 miles (32km) of downtown Salt Lake City.
     Kennecott Land’s first community,
Daybreak, encompasses 1,800 hectares and is entitled to develop approximately 20,000 residential units and nearly 14 million square feet of commercial space. Daybreak is well advanced, with over 1,850 home sales completed since opening in June 2004. At full build out, the community will house 50,000 to 60,000 residents. Kennecott Land develops the required infrastructure and prepares the land for sale to home builders and commercial users; and where appropriate, engages in the ownership and development of select commercial projects. Revenues in 2008 were US$30 million.
     Kennecott Land is in the process of studying development opportunities for the remaining non Daybreak landholdings. Development potential is approximately 163,000 residential units and 58 million square feet of commercial space. Land use entitlements for future projects will be sought following an internal business case analysis on lands which are suitable for development.

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Sustainable
   development

Many successes
•	Our commitment to sustainable development is delivering a range of long term benefits, such as the successful start up of our new mineral sands mining project in Madagascar.
•	The World Economic Forum invited Rio Tinto to join its Project Board for a major water initiative.
•	We maintained our status as a leading company on various business leadership and sustainability indices.
•	We were invited to join the new World Ocean Council to promote “sustainable use, development and stewardship” of the ocean.
•	Our approach to biodiversity management in the littoral forests of Madagascar is regarded as leading practice.
•	We are the largest private sector employer of Indigenous Australians.
•	We made several investments in lower emissions and energy efficient technologies.
•	Rio Tinto Alcan effectively manages a 73,800 sq km water catchment area in Canada for hydroelectricity generation.
•	Hail Creek and Diavik mines, and Rio Tinto Marine received safety awards.
Continuing opportunities
•	A new Energy and Climate Strategy team will provide increased direction in this critical area.
•	Our increased focus on critical risk, process safety and contractor management seeks to eliminate fatalities.
•	We commenced work on a global framework to support health and wellbeing programmes across the Group.
•	We made slow progress on our target to increase the representation of women in senior management, but met our target for increasing gender diversity in our graduate intake.
•	We sponsor a substantial programme to demonstrate the commercial feasibility of carbon capture and storage technology.
•	All Rio Tinto products manufactured or imported into Europe were pre-registered under the new EU REACH legislation.
•	The inflation mitigation strategy implemented at our new Madagascar project could present opportunities in other projects
•	Our “Achieve Health” programme offers potential wellbeing, safe work and productivity benefits.
To maintain progress, we intend to set new Group targets across a range of sustainable development metrics by mid 2009, and will report on these targets and our strategies for implementation in the Sustainable development section of the 2010 Annual report.

Overview
Rio Tinto’s strategy of investing in large, long life mines and businesses means we operate on long time horizons with some projects lasting 40 years or more from mineral discovery to mine closure. These are often situated in remote locations and represent large sums of immovable capital.
     The continued success of our business therefore requires a strong commitment to sustainable development, to maintain a reputation that ensures ongoing access to people, capital and mineral resources. This commitment has a sound business case that goes beyond safeguarding the health of the planet for future generations. We believe this yields a range of long term benefits such as:
•	Better return for our shareholders.

•	Improved management of risk.

•	Reduction in our operating costs.

•	More business opportunities.

•	Attracting and retaining high calibre employees.

•	Maintaining or improving the value and quality of our products with less impact on the environment.

•	Better development and employment opportunities for and relations with local communities.

•	Local and regional economic development that, over time, reduces operating costs.
These factors help differentiate Rio Tinto from its competitors and contribute to our goal of being the undisputed sector leader in maximising value for our stakeholders.
     Sustainable development has become an integral part of the way in which Rio Tinto conducts its business activities, with leadership coming from the board of directors, the chairman and the chief executive.
     Our statement of business practice, The way we work, was revised and updated in 2008 to reinforce this commitment to integrate sustainable development thinking in the way we make decisions about finding, acquiring, developing, and operating assets around the world.
     Production from our operations supplies society with materials, while creating wealth to support community infrastructure, health care, education programmes and dividends to shareholders. It also provides the means and opportunity to develop new approaches to solving the world’s environmental and human development challenges, such as climate change and poverty.
     The board Committee on social and environmental accountability ensures that we have the policies, standards, systems and people in place to meet our commitment to sustainable development outlined in The way we work.
     Rio Tinto took an industry leadership role in the creation of the Global Mining Initiative (GMI) in 1998, an industry programme that, ahead of most sectors, identified how mining can make a positive contribution to sustainable development.
     We remain an active member of the International Council on Mining and Metals, which resulted from the GMI and aims to provide leadership on scientific and policy matters, maintain dialogue with all stakeholders, and promote best practice performance standards employing sustainable development principles.
Reporting boundaries
Rio Tinto’s sustainable development data are reported for calendar years and, unless otherwise stated, represent 100 per cent of the parameter at each managed operation, even though Rio Tinto may have only partial ownership. With the exception of the Engineered Products and Packaging units, which are in the process of being divested, former Alcan operations have adopted Rio Tinto definitions and are included in the 2008 Rio Tinto dataset.
      Integrated Rio Tinto and Alcan 2007 databases have been developed for greenhouse gas emissions, energy use and safety, but not for other sustainable development measures, due to significant definition and measurement differences for historic datasets.
     Former Alcan operations are not included in the reporting of performance against our 2003 to 2008 health, safety and environmental targets due to the time scale associated with these targets and differences in the definition and measurement of data.
     Rio Tinto reports in line with the Global Reporting Initiative (GRI) G3 guidelines. Accordingly, we use a materiality assessment to help us focus this report on those issues that are most important to our internal and external stakeholders (see diagram).
     Omission from the material issues covered in our report does not mean that the issue is not managed by the company. A full account of our 2008 economic, social, environment and governance programmes and performance, including information on

80     Rio Tinto 2008 Annual report

Sustainable development materiality assessment

our data definitions and sustainable development reporting criteria, are available in the sustainable development section of our website: www.riotinto.com/ourapproach.
     We self declare that our web based GRI report is aligned with GRI Application Level A+.
     Our business units also produce their own local sustainable development reports. These reports will be available online from May 2009.
External recognition
In 2008, Rio Tinto was listed on the FTSE4Good and Dow Jones Sustainability World and STOXX Indexes and the Climate Disclosure Leadership Index. We maintained platinum ratings on the Business in the Community Corporate Responsibility and Environment Indexes and achieved a gold rating on their Workplace Index.
ENVIRONMENTAL STEWARDSHIP
Respect for the environment is central to Rio Tinto’s approach to sustainable development. We have developed and implemented a number of practical programmes covering the management of climate change, water, land stewardship, biodiversity, mineral and non mineral waste, air quality, and closure. These programmes include input from our local communities as well as from experts in these fields.
     A gap analysis against Rio Tinto environment standards has been conducted at the former Alcan sites and the identified gaps are being addressed according to the level of risk.
     In 2004 we set five year performance improvement targets in key environment areas against a 2003 baseline. These targets have improved measurement and monitoring and our overall understanding of performance.
Greenhouse gas emissions
We accept the urgent need for climate change action and recognise the issue as being one of our greatest challenges and opportunities. We aim to progressively reduce the greenhouse gas (GHG) emissions and energy footprint of our operations, and have targets to incrementally improve the energy and GHG intensities of all our operations. However new technologies offer step change improvements when developing large projects.
     During 2008 a new Energy and Climate Strategy team was formed to provide strategic direction and support to the businesses. This includes generating long term forecasts to understand opportunities for material reductions in emissions.
     Rio Tinto continues to participate in a number of collaborative efforts to promote effective public policy frameworks to address climate change, including the US Climate Action Partnership (USCAP) and submissions on proposed legislation to governments in Australia, the US and Canada.
     The aluminium product group now represents approximately 65 per cent of the Group’s total GHG emissions. Following alignment of the Rio Tinto and Alcan energy and GHG reporting methodologies, Rio Tinto’s GHG emissions baseline for 2007 including Alcan’s bauxite, alumina and smelting operations was 49.3 million tonnes. In 2008 Rio Tinto’s total GHG emissions, made up of on site emissions and those from the net purchase of electricity and steam, was 50.3 million tonnes of carbon dioxide equivalent (CO2-e). 30.3 million tonnes of this total were on site emissions, over which Rio Tinto has direct control.
There are significant GHG emissions associated with the transportation, processing and use of Rio Tinto’s products. In 2008, these included:
•	Approximately 6.8 million tonnes of CO2-e associated with third party transport of our products and raw materials.
•	An estimated 359 million tonnes of CO2-e associated with customers using our coal in electricity generation and steel production.
•	Approximately 286 million tonnes of CO2-e associated with steel production from our iron ore. These emissions are not additive to the coal use emissions above, as some customers use both our iron ore and our coal to produce steel.
     The combined Group’s GHG emissions efficiency performance decreased by 0.8 per cent from 2007. Performance of the former Rio Tinto operations decreased during 2008, but this was offset by a small improvement

Rio Tinto 2008 Annual report     81

Sustainable development continued

from the former Alcan operations.
     Within the aluminium product group, the increased portfolio of hydro sourced electricity has contributed to a 17 per cent reduction in total GHG emissions per tonne of aluminium smelted, and a 14 per cent reduction in the intensity of our alumina refining activities in 2008.
     We did not meet our 2003 to 2008 greenhouse gas emissions target, with a 3.8 per cent increase in emissions per tonne of product (excluding former Alcan operations), compared to a four per cent reduction target.
     Over the target period, improved anode use and PFC emission control at aluminium smelting operations contributed to overall group performance improvements compared to 2003. However, these were overshadowed by additional waste movement required to access bulk commodities such as coal and iron ore. Lower grade ore was also mined and processed at some operations. Land clearance rates increased associated with mine expansion and development to meet the changing market conditions. These changes resulted in increased GHG emissions per unit of production.
     We believe it is important to understand the impact of our products along the value chain, including product life cycle emissions. We continually seek ways to lower our on site emissions. Where we can influence our customers, we work to develop efficient downstream processes, and our metals and minerals can bring energy and emissions benefits. Uranium is used in low carbon power generation; borates improve insulation products; aluminium makes cars lighter, reducing the amount of fuel used during their operation; and it can be efficiently recycled.
     Where our activities are an energy intensive part of the product lifecycle, we seek to improve our performance. For example, Rio Tinto Alcan is a leader in the development of energy efficient aluminium smelting technology. Its smelters have reduced on site emissions intensity by more than 65 per cent since 1990.
     For commodities where processing or using our products is energy intensive, we are developing lower emission technologies. Due to global demand, coal is likely to remain a significant source of energy for the foreseeable future. We are therefore investing in developing and commercialising carbon capture and storage (CCS) technology. We sponsor one of the most comprehensive subsurface monitoring programmes in Australia, the Otway project, which demonstrates the feasibility of CCS. Rio Tinto is a founding member of the Global CCS Institute as well as a member of the
FutureGen CCS project in the US.
     Rio Tinto is a joint venture partner in the HIsmelt® direct smelting iron making technology, which has lower emissions than industry best practice.
Energy use
Rio Tinto both consumes energy in its operations and produces it. Our smelting and mineral processing operations are energy intensive and depend on hydroelectricity, coal, oil, diesel and gas to keep them running. At the same time, Rio Tinto is one of the world’s leading producers of coal and of uranium for the energy industry.
     During 2008 several operations announced investments in lower emissions and energy efficient technologies. Rio Tinto Alcan continues to invest in clean hydropower, Rio Tinto Iron Ore announced an upgrade of its Pilbara power station using more efficient technology, and Kennecott Utah Copper is constructing and Richards Bay Minerals is developing co-generation plants.
     For our large new projects Rio Tinto has been collaborating with the Rocky Mountain Institute to explore various alternative energy sources. We are also currently developing step change technologies for several of our products, including the drained cathode cell for aluminium production. This has the potential to significantly reduce the amount of energy required to make aluminium metal.
     Our energy use has more than doubled over the last year mostly related to the inclusion of the former Alcan operations. Importantly, this acquisition has greatly contributed to Rio Tinto’s use of greenhouse friendly hydro and nuclear power which has increased from 48 per cent to 67 per cent of our electricity use. A number of new projects and technology upgrades that are either underway or planned in Canada will ensure that we use electricity available from these hydro sources with greater efficiency.
The combined Group’s energy efficiency performance decreased by 1.7 per cent from 2007. Performance decreased during 2008 at both Rio Tinto and former Alcan operations.
     We did not meet our 2003 to 2008 energy use target, with a 2.2 per cent increase in energy use per tonne of product
(excluding former Alcan operations), compared to a five per cent reduction target.
     During the target period, production increases at many operations to meet market requirements resulted in energy efficiency improvements as plant and equipment utilisation improved. However, more effort was required to access and transport ore at some open cut coal and iron ore mines. Lower grade ore was processed at some operations and mine expansions and development activities further increased our energy use per tonne of product.
Water
Water is a resource with social, environmental and economic value at both the local and global level. Access to water resources is a key business risk that we manage using leading practices.
     We have a long term approach to water management that aims to improve our performance, recognise the value of water, and work with others to contribute to sustainable water management. We have had a water strategy since 2005 which provides a framework for addressing water related business risk and improving performance. This year the World Economic Forum invited Rio Tinto to join its Project Board for a major water initiative from 2008-2010. Rio Tinto’s participation at the forum is a unique opportunity to participate at a leadership level in the water debate, to learn from other leading companies about their successful approaches, and to enable others to recognise the good work we have already undertaken on water management.
     We continue to focus on ways to minimise the amount of water we remove from the environment, to reuse it whenever we can, and to return it to the environment meeting regulatory limits.
     In 2008 fresh water withdrawal increased 27 per cent to 521 billion litres. The acquisition of Alcan in 2007 contributed the majority of this increase.
At the end of the 2003-2008 target period, we did not meet the targeted ten per cent reduction in fresh water withdrawal per tonne of product, achieving a 6.3 per cent reduction (excluding former Alcan operations). Since 2003, about 30 per cent of our operations have improved their

82     Rio Tinto 2008 Annual report

freshwater withdrawal efficiency through plant optimisation projects focused on increasing production throughput, water efficient processing and increasing use of recycle water. However, these improvements were offset by extreme climatic events in eastern Australia where flooding necessitated impoundment of large volumes of freshwater for later use and treatment. Additionally, iron ore expansion and development activities in Western Australia resulted in increased mining below the water table that required additional dewatering.
     We promote the development of business level water strategies aligned with the Rio Tinto water strategy. Water management support is also being provided to new projects to ensure that efficient practices are in place at mine commencement. Water risk reviews were carried out at four new projects in 2008, with further support planned for 2009.
     Rio Tinto is also engaging with government on emerging water policy, for example, in Australia we chair a water working group as part of the Minerals Council of Australia. We also engage on key water initiatives with organisations committed to sustainable water management, such as the World Business Council for Sustainable Development.
Land
Our mining and processing activities require access to and management of land and the ecosystems associated with this land. We manage 38,000 square kilometres of land, excluding our exploration leases.
     At the end of 2008 less than five per cent of this area was disturbed for mining activities. In line with leading practice, we aim to rehabilitate land as it comes out of mining use rather than waiting until all operations at the site have ceased.
Our footprint increased by almost 17 per cent in 2008, 175 square kilometres of which was related to the acquisition of Alcan.
     By the end of 2008 almost 26 per cent of the disturbed land had been rehabilitated, a similar figure to 2007.
     Through the implementation of our land use management standard we are positioning Rio Tinto to take full advantage of the future opportunities that ecosystem service assessment methodologies and green markets will present. Former Alcan operations continue to refine their understanding of their land holding through implementation of the Rio Tinto land use stewardship standard.
     During 2008 we participated in the World Resources Institute (WRI) ecosystem service assessment project, where we piloted the WRI methodology at our La Granja copper project in Peru. We are also a participant in the Business for Social Responsibility (BSR) Environmental Services, Tools and Markets Corporate Working Group, which as part of its programme is conducting comparative assessments of various ecosystem service assessment methodologies. The outcomes from these processes will be applied to our development projects to ensure that we adopt an integrated approach to land management through ecosystem service assessment.
Biodiversity
The potential for impact on biodiversity makes our projects potentially sensitive for regulators, local communities, investors, non government organisations and employees. Rio Tinto’s long term success depends on our ability to understand and manage these issues. Our biodiversity strategy was launched in 2004 to provide a framework to do this. A key aspect of the strategy is our goal to have a “net positive impact” (NPI) on biodiversity.
     To achieve NPI we first need to reduce our impacts on biodiversity values through avoidance, minimisation and rehabilitation. We then aim to achieve a positive impact through the use of biodiversity offsets and additional conservation actions. We continue to work with our conservation partners to refine our understanding and improve implementation of the strategy. Rio Tinto’s approach to management of the littoral (coastal) forests in Madagascar is regarded as leading practice.
     At the IUCN World Conservation Congress held in Barcelona, Spain, during October 2008 we communicated the advances we have made since we launched our biodiversity strategy. In particular, a series of tools and methodologies have been developed including a methodology for assessing the biodiversity values of Rio Tinto’s landholding. During 2008, 25 per cent of the operations assessed ranked as having very high biodiversity values and 15 per cent ranked with high values. This understanding will enable resources and action planning assistance to be given to our highest priority sites. Biodiversity value assessments for Rio Tinto Alcan sites will be undertaken in 2009.
     In 2008 we implemented biodiversity action plans at seven locations in Australia, southern Africa, Madagascar and South America. Biodiversity action planning will continue through 2009 and 2010 at sites that have been ranked as having very high and high biodiversity values.
     The development of land use management plans, which incorporate biodiversity management and conservation, commenced in mid 2008. This will complete the biodiversity profile mapping across the Rio Tinto Group.
SOCIAL WELLBEING
Ethical integrity and social responsibility are critical to the way we conduct our business. We aim to build enduring relationships with our stakeholders that are characterised by mutual respect, active partnership and long term commitment. In the long run, the trust that is engendered by solid relationships will reinforce Rio Tinto’s ability to gain preferential access to resources.
Safety
We are committed to an incident and injury free workplace. Our goal is zero harm. We believe that all injuries are preventable and our aim is for everyone to go home safe and healthy at the end of each day. We strive to create an environment where all employees and contractors have the knowledge, skills and desire to work safely. Our safety performance statistics include both employees and contractors at managed operations.
     Regrettably we did not meet our goal of zero fatalities. Eighteen people were fatally injured while working at Rio Tinto managed operations this year, including ten lives that were lost when a helicopter crashed while travelling from our La Granja copper development in Peru, and two at Alcan Engineered Products operations. We have thoroughly investigated each of these incidents, and communicated and are continuing to act upon the lessons learned. We continue to provide support and counselling to the families impacted by these incidents.
     Following application of the Rio Tinto safety definitions to the former Alcan statistics, Rio Tinto’s combined 2007 all injury frequency rate (AIFR) baseline increased from 0.97 to 1.21 as of December 2007. Our AIFR for the enlarged Rio Tinto Group has improved by 21 per cent this year.

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Sustainable development continued

Similarly, as a result of the integration of Rio Tinto and Alcan data in 2007, our lost time injury frequency rate (LTIFR) baseline increased from 0.42 to 0.61. Our LTIFR for the enlarged Group improved by 18 per cent during 2008.
We met our 2003 to 2008 AIFR and LTIFR targets with a 53 per cent and 51 per cent reduction respectively (excluding former Alcan operations), compared to the 50 per cent reduction target. We also set revised AIFR and LTIFR improvement targets for 2007-2008 for the enlarged Group of 1.05 and 0.56 respectively. These were both met with year end rates of 0.95 and 0.50.
     We understand that low injury rates do not mean that fatalities will not happen, and that we must actively manage the safety of all those who work on our sites – employees and contractors alike.
     We have a number of initiatives to assist us in achieving our goals including:
•	The Safety Leadership Development Programme, which aims at ensuring all levels of supervision understand what is expected of them while in a leadership role and why it is so important.
•	The Semi Quantitative Risk Assessment (SQRA) process which identifies critical risks at a business by utilising historical data and input from a cross section of key personnel. All businesses are required to carry out an SQRA and action plans are in place for mitigating the critical risks.
•	Our rigorous approach to process safety management, through our health, safety environment and quality management system, application of the SQRA approach for process safety hazard risk and control analysis, a process safety risk review programme, and the adoption of leading indicators for process safety management.

A gap analysis against Rio Tinto safety
standards has been conducted at the former Alcan sites and the identified gaps are being addressed according to the level of risk.
     In 2009 we will continue the focus on contractor management. A complete review will be conducted with internal and external benchmarking of best practice. The results will be used to formulate a strategy for creating a consistently high standard of contractor safety performance.
Health
An important element of our approach to sustainable development is the health and wellbeing of our employees, contractors and the people in the communities in which we operate.
     We are committed to reaching our goal of no new cases of occupational illness and believe that we will only achieve this through excellence in health risk management and the promotion of good health for all our employees. We firmly believe that by supporting healthy lifestyles, health related risks such as fatigue, stress and obesity will be reduced, with resultant improvements in safety performance and productivity.
     A gap analysis against Rio Tinto health standards has been conducted at the former Alcan sites and the identified gaps are being addressed according to the level of risk.
     The inclusion of the former Alcan operations has altered our health exposure profile as a result of the expansion in our smelting and refining business. Rates of occupational illness in 2008 at former Alcan sites are higher than comparable Rio Tinto sites. In many cases this most likely reflects the stricter and different reporting definitions required by Rio Tinto. Consequently, the rate of new cases of occupational illness increased by almost 110 per cent to 46 per 10,000 employees in 2008. This increase was mainly a result of noise induced hearing loss, musculo-skeletal and stress cases reported at former Alcan sites.
We met our five year target to reduce the rate of new cases of occupational illness by 40 per cent (excluding former Alcan operations). We reduced the rate of new cases by 85 per cent over the 2003 to 2008 target period, achieving a rate of 15 new cases per 10,000 employees at former Rio Tinto sites by the end of 2008. Most significant has been the reduction in musculo-skeletal and noise induced hearing loss cases over this period. We attribute this to significant improvements in our risk management approach that have allowed us to identify our most harmful exposures and focus control strategies to reduce them.
     However, we have not seen any improvement in the number of stress cases reported during the target period, which accounted for about 28 per cent of all cases reported at former Rio Tinto sites in 2008. For the first time the rate of reported stress cases exceeded hearing loss and almost matched musculo-skeletal cases. This is a global trend affecting most companies, and it will be an increasing focus of our health and wellbeing programmes.
     The rate of employees exposed to an eight hour noise dose of more than 85db(A) at both former Rio Tinto and Alcan sites decreased by nine per cent to 3,380 per 10,000 employees in 2008, consistent with the previous efforts of both Rio Tinto and Alcan operations to achieve such a reduction driven by stretch targets.
Our 12 per cent reduction in the number of employees exposed to a noise dose of more than 85 decibels between 2004 and 2008 (excluding former Alcan operations) fell short of our 20 per cent reduction target, but was nevertheless a significant improvement. Monitoring improvements enabled us to better understand our exposure, but also resulted in an increased reporting of exposed workers after the baseline had been established. In addition, the complexity involved in assessing key contributing noise sources and then implementing practical and cost effective noise controls, particularly for heavy mobile equipment and diverse noise sources in smelters, was underestimated.
     Although we recognise that further reductions will prove challenging, we are committed to continually improving our performance in this area over the next few years. We will therefore be establishing a noise community of practice to share learning and assist with the development of more effective noise improvement strategies. In addition we will continue to pursue engineering solutions and alternative ways of doing our work.
     In 2008 we began introducing “Achieve Health”, a health and wellbeing programme

84     Rio Tinto 2008 Annual report

developed for our Australasian businesses. We also commenced work on a global framework to support health and wellbeing programmes across the Group, with prioritised implementation starting in 2009 with our US based businesses.
     Rio Tinto operates in countries where the prevalence of HIV, tuberculosis and malaria is high. We are working closely with the international community of government agencies and NGOs concerned with these problems not only in Africa, but globally. For example, where we have operations located in regions with a generalised HIV epidemic (as defined by UNAIDS) we actively encourage all employees to know their HIV status through voluntary testing. We also require that all employees and their nominated partner have affordable access to treatment, care and support, including antiretroviral drugs. In 2008 we received a commendation from the Global Business Coalition against HIV, TB and Malaria for our commitment to community based HIV programmes.
Our people
Rio Tinto employs on the basis of job requirements and does not discriminate on grounds of age, ethnic or social origin, gender, sexual orientation, politics or religion. We actively favour local employment where local candidates meet job requirements and laws provide. We do not employ forced, bonded or child labour.
In 2008, we directly employed about 99,000 people with a further 7,000 people indirectly employed at our equity accounted units. Employee numbers increased during the first two quarters of 2008 due to expansion of operations. Many of these are recruited from the local areas in which we operate, but an increasing number of employees are sourced internationally. We employ graduates from many disciplines including mining and process engineering; geology and geosciences; finance; human resources; health, safety and environmental sciences.
     During the fourth quarter of 2008, Rio Tinto released a detailed package of measures to preserve value for shareholders by conserving cash flow and reducing levels of debt. This package identified a reduction in global headcount of 14,000 roles (8,500 contractor and 5,500 employee roles) to be completed across the Group during 2009.
     We recognise that attracting, developing and retaining a skilled workforce is critical to business performance. We believe that our employee strategy is one of the most competitive in the industry and is based on:
•	Engaging with employees about the business, valuing each individual’s contribution, and working with people to achieve ongoing change and improvement.
•	Addressing talent gaps and managing our internal talent pool to tap into employee potential and jointly discuss career aspirations.
•	Entrenching a performance culture, conducting performance reviews, individual development planning, coaching and feedback processes.
•	Offering opportunities for technical, professional and leadership development.
•	Offering opportunities for working across a range of our international businesses in different geographies and multi-cultural environments.
•	Developing workforce plans that define business requirements for jobs and skills needed to hire and train employees.
•	Embracing a diverse workforce and introducing flexible working arrangements to accommodate the workforce with multi-generational, gender diverse, dual career needs in many parts of our business.
Our policy of increasing opportunities for Indigenous Australians is reflected in directly negotiated community benefit agreements. During 2008, we increased Australian indigenous employment by 181 people to 1,393 or eight per cent of Rio Tinto’s Australian workforce, making us the largest private sector employer of Indigenous Australians. In northern Canada, 32 per cent of the Diavik diamond mines workforce were northern Aboriginals at year end.
     We made slow progress on our target to increase the representation of women in senior management to 20 per cent by 2009, achieving nine per cent representation in 2008. As at January 2009, 20 per cent of our executive committee were women. We achieved our target to increase the proportion of women in the graduate intake to 30 per cent from a 2004 baseline, with 31 per cent representation in 2008.
Rio Tinto expects managers to abide by the highest standards of behaviour. All employees are expected to treat each other and external contacts with dignity, fairness and respect. Harassment in the workplace is guarded against and neither abuse nor misuse of position or facilities for any purpose is tolerated. Obligations to colleagues and the Group are respected, and collaboration is encouraged within and across businesses, cultures and countries.
     Our Speak-OUT programme provides employees with an independent and confidential means of reporting concerns to senior managers.
     In world class mines and processing facilities such as those we operate, the workforce is becoming increasingly skilled, requiring a high level of training and capability. 2,100 people attended regional and global leadership and functional development programmes in 2008 and 266 graduates attended the Rio Tinto Graduate Development Programme. Overall, approximately 150,000 attendances were recorded for role specific and relevant training courses across all technical and functional areas and among all levels of the organisation.
     We are increasing our use of simulator based and technology driven experiential learning and have also developed our own approach to coaching.
     Rio Tinto’s total rewards strategy is designed to attract, retain and motivate the skilled workforce essential to the success of our business. Base pay is reviewed regularly and adjusted as necessary taking into account the individual’s role, local market trends and, for many employees, business and personal performance. This process allows us to ensure that employees are paid competitively against the external market and consistently with their internal peers. In addition we also offer allowances, bonuses, share plans and healthcare benefits appropriate to the local markets.
     Employee engagement levels were measured on a consistent basis across the Group for the first time in December 2008. Where levels of employee engagement are higher, performance on key operational metrics is also higher. Throughout the course of 2009 targeted actions will be implemented across the Group to increase levels of employee engagement, thereby maximising the positive impact of our people on the performance of the organisation.
Community engagement and regional economic development
Wherever we operate we seek to understand the social, environmental and economic implications of our activities, both for the local community and for the overall economy. Mutual benefits and obligations are discussed with local governments and community representatives. Objectives are agreed to secure long term results.
     By understanding our socio-economic interaction with the communities where we operate we can optimise benefits and reduce

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negative impacts for communities and our operations alike. This interaction includes relationships with local suppliers, training and local employment, small enterprise support, the optimal distribution of taxes and royalties, and multilateral socio-economic programmes. The infrastructure developed for a particular mine or processing plant can also greatly benefit local communities and other regional players such as local businesses and governments.
     Increased wealth in areas where there was previously little can have an adverse effect on inflation of goods and services. Rio Tinto actively manages such scenarios to avoid these negative outcomes. For example, together with the local community, we developed and implemented an inflation mitigation strategy at our QMM mineral sands mining project in Madagascar. This included:
•	A rice purchasing plan.

•	Diversifying the local market by improving regional transport.

•	Awarding catering contracts to local community gardens.

•	Building a boarding house and temporary camp to alleviate rental inflation.
To enable us to target the delivery of socioeconomic programmes reflecting the priorities of local communities, we conduct community baseline, social impact and social risk assessments to identify potential positive and negative impacts of our presence. We use this information along with community input to develop our multi year communities plans, which include local measures of success that are internally and externally monitored.
     Our engagement has developed in sophistication over the years to where we now have systems that actively involve communities in decision making processes about issues affecting them. At our Weipa bauxite mine for example, land management processes ensure that all relevant traditional landowners make decisions together with our staff about all land clearing on the mining lease.
     In 2008, our Rio Tinto businesses supported more than 2,500 socio-economic programmes covering a wide range of activities including health, education, business development, housing, environmental protection and agricultural development.
     We spent an estimated US$134 million on community assistance programmes and payments into benefits receiving trusts set up in directly negotiated community impact benefit agreements. This is exclusive of economic multiplier contributions, such as salaries and wages, local procurement, infrastructure, housing and utilities support.
In 2007 we reported 18 high exposure sites requiring site managed community assessments before the end of 2008. During the year we re-evaluated the schedules for high exposure sites. From these reassessments the number of high exposure sites requiring assessment is 12, of which nine have been completed. The backlog was due to competing site priorities in a period of extraordinary workload. These assessments are on track for completion in 2009.
ECONOMIC PROSPERITY
The Group’s continuing financial success is based on its ability to secure access to land, people and capital. We use our expertise to harness these resources, creating prosperity for our shareholders, employees, communities, governments and business partners.
     We spent US$7.0 billion in wages and salaries in 2008, representing an important injection of revenue into the local and regional economies where we operate.
     The Group incurred US$5.8 billion in corporate income tax and royalty charges.
Global operations
The global nature of Rio Tinto’s operations can expose the Group to risks unique to the social, legislative and political environment of particular countries. These risks range from expropriation of the Group’s assets (nationalisation) to individual security matters such as kidnapping. Our personnel may also face situations arising from bureaucracy, official processes and local customs that increase the risk of non compliance with our ethical practices and other voluntary agreements we are committed to.
     New country entry is regarded as a high risk activity. Rio Tinto business development and exploration teams are commonly approached to review projects and properties in new countries/territories and require a robust yet flexible methodology to ensure that a risk based decision is taken before committing staff, resources and money to follow up on an opportunity. We are developing a new threat based assessment to safeguard Group staff through this process.
     For our existing operations, the unique country operational risks are considered as part of the annual business planning and operational risk analysis and management processes.
Supply chain
We apply a life cycle approach to our sustainable development actions up and down the supply chain, encouraging those we work with to adopt similar sound practices.
     We engage our suppliers and believe that payments to suppliers constitute a strong additional benefit to the economy, generating employment and creating wealth in other sectors. Across the world in 2008, we spent US$30 billion on goods and services with over 58,000 suppliers. Our procurement practice is explained in The way we buy, available on our website. Rio Tinto has developed a programme of supplier engagement that includes sustainable development criteria in its contracts.
     An example of how our operations contribute locally is the Diavik diamond mine in the Northwest Territories of Canada. In 2008 Diavik spent C$724 million on capital and operating expenses with 70 per cent going to northern businesses. Of this northern spend, 35 per cent or C$254 million was with northern Aboriginal business. Since construction of the operation was approved in 2000, over C$1.7 billion has gone directly to local indigenous companies.
     By understanding the health and environmental impacts and benefits of our products over their complete lifecycle, we can potentially improve our processes, enhance our reputation in the marketplace, differentiate our products from our competitors and become a “brand of choice” for metals and minerals products. The enhanced reputation we earn by adopting a lifecycle “know your products from mine to end of life” approach helps improved access to land, markets and financial assets.
     Rio Tinto has maintained a programme of developing life cycle assessments (LCA) for all of its major products, including aluminium, iron, copper, coal, uranium, gold and silver. The LCA outputs have proved useful in understanding our carbon footprint, engaging customers and assessing process improvements.
     Our approach to product stewardship has created tangible business value by providing scientific input to developing regulations affecting market access, ensuring ongoing engagement with customers, maintaining access to markets and successfully securing premium prices based on product differentiation and corporate reputation.
     Rio Tinto has been chosen as a gold and diamond supplier to the world’s largest retailer, Wal-Mart, which places gold and diamond traceability foremost in its jewellery supply chain scrutiny. Wal-Mart aims to market products which are known to be both socially and environmentally responsible.
     In keeping with its life cycle approach

86     Rio Tinto 2008 Annual report

to the stewardship of its products, Rio Tinto is developing a marine stewardship strategy related to the transport of its products to market, focused on the possible environmental impacts arising from Rio Tinto’s port and shipping activities. This approach improves our product credentials as it takes our responsibility beyond the “mine gate” to the customer.
     In 2008, Rio Tinto was invited into a new partnership with the recently established World Ocean Council, the only cross sectoral international organisation focusing on the ocean environment. Its vision is “a healthy and productive global ocean and its sustainable use, development and stewardship by a responsible ocean business community”.
     To protect its European markets, Rio Tinto implemented a proactive programme to ensure compliance with the European Union REACH legislation (regulation concerning the Registration, Evaluation, Authorisation and restriction of Chemicals) that went into effect on 1 June 2007. Actions were taken to ensure that all Rio Tinto products manufactured or imported into Europe as well as all substances used at business units were pre-registered by the deadline of 1 December 2008.
Non managed operations
The Rio Tinto Group consists of wholly and partly owned subsidiaries and jointly controlled assets, as well as other entities and associated companies, some of which we do not manage.
     Although Rio Tinto may not be directly involved in managing these operations, we remain closely engaged through membership of the boards of directors and of technical committees. We encourage them to adopt our policies and standards in community relations, human rights, environmental stewardship, health and safety.
     Examples of these non managed operations include the Escondida copper mine in Chile and the Grasberg copper-gold mine in Indonesia.
Escondida, Chile
Rio Tinto has a 30 per cent interest in the Escondida copper mine in Chile, which is managed by BHP Billiton. Our seat on the mine’s Owners’ Council allows us regular input on strategic and policy matters.
     Rio Tinto also played a part in helping to establish the Escondida Foundation. The Foundation is funded by about one per cent of the mine’s pre-tax profits and is the vehicle through which Escondida fulfils its social responsibilities.
Grasberg, Indonesia
The Grasberg copper-gold mine in Indonesia is owned and operated by Freeport-McMoRan Copper & Gold. Rio Tinto has a 40 per cent joint venture interest in Grasberg’s 1995 mine expansion and is represented on the joint venture’s operating committee.
     As well as providing substantial economic benefits to the state, Freeport Indonesia is the largest private employer in Papua and one of the largest in Indonesia.
     Both Rio Tinto and Freeport-McMoRan support the Voluntary Principles on Security and Human Rights and continue to work together to ensure practice is consistent with these principles.
     To meet the mine’s social obligations to local communities, at least one per cent of the mine’s net sales are committed to support village based programmes and cumulative funding is more than US$20 million. In addition, two trust funds were established in 2001 in recognition of the traditional land rights of the local Amungme and Komoro tribes.
     The mine continues to refine its strategic management of its tailings discharge, including understanding revegetation and long term closure options.
GOVERNANCE SYSTEMS
Sound governance and high ethical standards of conduct are a source of competitive advantage in securing access to resources. Environmental performance, community relations, employee wellbeing and transparency are just as important as the technical aspects of mining and processing. If Rio Tinto is to succeed in positioning itself as a “developer of choice” it has to be equipped to manage complex stakeholder relationships.
     Accordingly, our operating philosophy has a strong focus on corporate responsibility clearly outlined in our code of conduct, The way we work. This covers issues such as human rights, political involvement, transparency and zero tolerance of corruption.
     We also actively engage with a wide range of external stakeholders to promote leading business practices. As a member of the International Council for Mining and Metals (www.icmm.com), we are continuously improving our economic, social and environmental performance and we regularly report our progress against the ten principles of the United Nations Global Compact and in line with the Global Reporting Initiative.
     Rio Tinto is a founding member of the Council for Responsible Jewellery Practices (www.responsiblejewellery.com) which commits members to promote responsible ethical, social and environmental practices which respect human rights throughout the diamond and/or gold jewellery supply chain, from mine to retail. It also seeks to maintain consumer confidence in diamond and gold jewellery products and the trust of all interested stakeholders in the industry. We are also a member of the Kimberley Process (www.kimberleyprocess.com), a joint government, industry and civil society initiative to stop trade in diamonds that fuel conflict.
     Additionally, we have a long standing partnership with the Dundee University Centre for Energy, Petroleum and Mineral Law and Policy to sponsor post graduate studies contributing to the creation of a stable international legal and investment environment in which the mining industry can contribute to sustainable development (www.dundee.ac.uk).
Business integrity
We are committed to maximum transparency, consistent with good governance and commercial confidentiality. Rio Tinto strives to conduct its business with integrity, honesty and fairness, building from a foundation of compliance with relevant local laws, regulations and international standards wherever we operate.
     Training on our business integrity guidance is required for all managers. These guidelines cover bribery, anti-corruption and political involvement. We do not directly or indirectly participate in party politics or make payments to political parties or individual politicians.
     Mining is a heavily regulated industry and we maintain continuous dialogue with many governments and public authorities at national, provincial and municipal levels. We speak out and make representations on matters affecting our business interests and those of our shareholders, employees and others involved in our activities.
     In addition to internal policies and activities, Rio Tinto is active in promoting transparency and good corporate governance more widely. We were a member of the steering committee which developed and which continues to assist implementation of the Transparency International Business Principles for Countering Bribery (www.transparency.org). Through the International Council for Mining and Metals (www.icmm.org) we are also a company endorsing member of the Extractive Industries Transparency Initiative (EITI) (www.eitransparency.org). Business units engage in the promotion and implementation of the EITI in those candidate countries in which the Group has operations. More details can be found on our

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Sustainable development continued

website. Rio Tinto also endorses the World Economic Forum’s Partnering Against Corruption Initiative (www.weforum.org).
     There were no reported incidents of breaches of Rio Tinto’s political involvement policies during 2008.
Human rights
Rio Tinto actively supports the United Nations Universal Declaration of Human Rights. Our commitment to human rights is reflected in our code of conduct The way we work and our complementary guidance documents on Human Rights and Business Integrity.
     In implementing human rights policies, Rio Tinto is subject to the local laws of the many countries in which we operate. We build on compliance with local laws and where our policies and procedures are more stringent, we operate to those standards wherever our operations are located.
     Rio Tinto is a signatory to a host of international commitments and standards and remains dedicated to meeting them. We were involved from the inception of the Voluntary Principles on Security and Human Rights (www.voluntaryprinciples.org) and have supported these principles since their announcement in 2000.
     We were also a founding member of the United Nations Global Compact (www.unglobalcompact.org) and we are active members of the UK Network and the Communication on Progress Working Group. The United Nations Global Compact is a voluntary initiative for businesses committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment and anti corruption. Our Communication on Progress is published annually on our website.
     Our human rights policies and procedures have been strengthened and are supported by an online web based ethics and compliance training system. Training on the human rights module, which is compulsory at the general manager level or above is valid for two years. During 2007 and 2008 more than 3,300 employees completed human rights training.
     There were no reported incidents of breaches of our human rights policy during 2008.
     Rio Tinto operates in a manner consistent with the United Nations Declaration on Indigenous Peoples (UNDIP) and sovereign obligations. We respect the land connection of indigenous communities and work with them in a spirit of reciprocity, transparency and recognition of their culture. We also recognise that every indigenous community is unique and we reach specific agreement with each affected community on how it wants to engage with us in the development and performance of our operations.
Stakeholder engagement
Genuine engagement with stakeholders is a critical element of successful business practice. Many issues, such as climate change and poverty elimination, are globally complex and require stakeholders to work together to explore and develop appropriate solutions. Building strong working relationships with those who are affected by, or have an interest in, what we do is essential to our future operations. We engage with a broad range of organisations and individuals including our employees, investors, governments, communities, academia, industry bodies, and civil society groups.
     We are a member of a number of industry associations and of representative bodies including the World Business Council for Sustainable Development (www.wbcsd.org), the Commonwealth Business Council (www.cbcglobelink.org) and the International Chamber of Commerce (www.iccwbo.org), and we work closely with international and non governmental organisations to develop appropriate standards and guidelines for our industry. Rio Tinto also maintains an active partnership programme with other external organisations to address issues of mutual interest. By working together, we can achieve our shared goals more effectively.
     During 2008, the US$1 million annual Rio Tinto Prize for Sustainability continued to recognise significant contributions made by non profit, non governmental, or civil society organisations promoting and implementing sustainable development. The Utthan Centre For Sustainable Development & Poverty Alleviation (www.sietalld.org) was the most recent recipient of the prize.
Closure
The closure of an operation poses risks to both Rio Tinto and those communities who have often come to depend on the operation for their wellbeing. We have therefore adopted an approach of planning for closure early in the life of an operation to minimise unforeseen financial impacts and ensure stakeholder expectations can be met. These requirements are outlined in our closure standard which applies to all parts of our business.
     We approach closure planning as a multi disciplinary responsibility, involving community relations, human resources, environmental specialists, engineers and financial specialists. Integrating closure planning into all aspects of decision making in a business, from the earliest stages of project development to the decommissioning of facilities, is essential in order to leave a positive legacy of sustainable development.
We believe that achieving a reputation for positive closure outcomes will assist us to gain future access for new projects.
     In 2008 we conducted five closure management plan reviews designed to ensure that our site closure plans are current and financial provisions are adequate to meet our sustainable development objectives. In addition, financial provisions for all former Alcan operations were analysed and updated through a series of on site reviews and workshops to ensure they met the Rio Tinto closure standard and financial reporting requirements. During these on site reviews opportunities were identified to further improve closure planning and progress remediation.
     As a member of the International Council for Mining and Metals, Rio Tinto participated in the development of Planning for integrated mine closure. This publicly available toolkit is intended to guide best practice closure planning throughout the mining industry to achieve sustainable development outcomes.
     Through our partnership with the Eden Project (www.edenproject.com), we continued to work with the Post Mining Alliance (www.postmining.org) which aims to encourage and promote the regeneration of old mine sites for the sustainable benefit of the local community and natural environment. The alliance provides us with the opportunity to participate in a multi-stakeholder discussion intended to address issues regarding abandoned mines, and to encourage good practice across the industry in closing mines.
Assurance
Our Corporate Assurance function has accountability and responsibility for providing internal assurance to the board that:
•	Rio Tinto’s policies, standards and controls as endorsed by the board are adequately designed and effective for their intended purpose; and that

•	these policies, standards and controls are consistently implemented by all Rio Tinto sites on a timely basis and as designed.
In addition, we engaged an independent external assurance organisation to provide assurance over selected Group performance data included in the Sustainable development section of the 2008 Annual report. The data that have been externally assured are explained in the Assurance report below.

88     Rio Tinto 2008 Annual report

Independent Assurance Report to the directors of Rio Tinto plc and Rio Tinto Limited on selected sustainable development performance data
For the purposes of this report, the Group comprises Rio Tinto plc and Rio Tinto Limited and the entities they control as at 31 December 2008 (hereafter “Rio Tinto”).
     We have been engaged to provide limited assurance on selected sustainable development performance data (the “selected data”) included in the Sustainable development section of Rio Tinto’s Annual report for the year ended 31 December 2008.
     The selected data were chosen by Rio Tinto after considering the sustainable development risks that it assessed as material to the Company and after considering the areas of high importance identified by Rio Tinto management.
     The selected 2008 data consists of the following:
•	Total greenhouse gas emissions

•	Total energy use

•	Total freshwater withdrawn

•	Number of fatalities

•	All injury frequency rate

•	Lost time injury frequency rate
Respective responsibilities of the directors and PricewaterhouseCoopers
The directors of Rio Tinto are responsible for preparing the selected data based on the Rio Tinto Criteria for reporting on sustainable development performance indicators (the “Reporting criteria”). The Reporting criteria are available on Rio Tinto’s website at http://www.riotinto.com/ourapproach/
     Our responsibility is to express a conclusion on the selected data based on our procedures. The procedures selected depend on our judgment, including an assessment of the risks of material misstatement of the selected data.
     We read other information included within the Sustainable development section in the Annual report and consider whether it is consistent with the knowledge obtained through our procedures. We consider the implications for our report if we become aware of any apparent material inconsistencies with the selected data. Our responsibilities do not extend to any other information. Historic data has not been subject to assurance.
     This report, including the conclusion, has been prepared for Rio Tinto to assist the directors in reporting Rio Tinto’s sustainable development performance. We consent to the inclusion of this report within the Annual report to enable Rio Tinto’s members to verify that the directors have discharged their governance responsibilities by commissioning an independent assurance report in connection with the selected data. We do not accept or assume responsibility for our work or this report to anyone other than the directors as a body and to Rio Tinto save where terms are expressly agreed and with our prior consent in writing.
Inherent limitations
Non financial performance information is often subject to more inherent limitations than financial information, given the characteristics of the subject matter and the methods adopted for the definition and gathering of information. There are no generally accepted reporting standards applicable for sustainable development performance information. Qualitative interpretations of relevance, materiality and the accuracy of data are subject to individual assumptions and judgments. It is important to read the data in the context of Rio Tinto’s Reporting Criteria.
Assurance work performed
We conducted our assurance engagement in accordance with International Standard on Assurance Engagements 3000 (Revised) –“Assurance Engagements other than Audits and Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board (“ISAE 3000”). Our procedures applied to the selected data primarily comprised:
•	Making enquiries of relevant management of Rio Tinto

•	Evaluating the design of the key processes and controls for managing and reporting the selected data

•	Testing, on a selective basis, the preparation and collation of the selected data prepared by the management of Rio Tinto

•	Undertaking analytical procedures over the reported data

•	Reviewing a sample of relevant management information including reports to Rio Tinto’s Committee on social and environmental accountability.
A limited assurance engagement is substantially less in scope than a reasonable assurance engagement under ISAE 3000. It excludes procedures such as testing controls effectiveness and corroborative data testing.
Conclusion
On the basis of our procedures, nothing has come to our attention which causes us to conclude that the selected data for the year ended 31 December 2008 have not been prepared in all material respects in accordance with the Reporting criteria.
PricewaterhouseCoopers
Liza Maimone, Partner
Melbourne
6 March 2009
Liability Limited by a scheme approved under Professional Standards Legislation

Rio Tinto 2008 Annual report     89

Providing a seamless and uninterrupted flow of iron ore from the mines in the Pilbara region of Wester Australia to the steelmakers of Asia, the ports of Cape Lambert and Dampier host the terminals of the 1,300km Rio Tinto Iron Ore rail network and the hubs for the shipping carriers. Around the world, Rio Tinto Marine handles shipments of iron ore, coal, industrial minerals, bauxite, aluminium, concentrates and metal for the Group, making Rio Tinto one of the largest dry bulk shippers in the world.

Financial review

Financial review

This section contains our financial results and in depth discussion

Financial review 92

Platform for growth

Two ports and three terminals on Australia's west coast are linked to 11 iron ore mines by a 1,300km rail network built and owned by Rio Tinto Iron Ore

Financial review

Cash flow
2008 compared with 2007
Cash flow from operations, including dividends from equity accounted units, was a record US$20,668 million, 64 per cent higher than 2007 due to the effect of higher commodity prices for the first nine months of the year.
     Tax paid for 2008 increased to US$3,899 million, US$478 million higher than for 2007 largely due to the increase in taxable profits and the payment of tax on the disposal of the Greens Creek and Cortez mines. Net interest paid of US$1,538 million for 2008 was US$1,049 million higher than 2007, arising mostly from interest paid on the Alcan debt.
     The Group invested at record levels, in particular in expansion projects. Capital expenditure on property, plant and equipment and intangible assets was US$8,574 million in 2008, an increase of US$3,574 million over 2007. This included the expansion of the Cape Lambert port and the Hope Downs mine in Western Australia, the expansion of the Yarwun alumina refinery and the construction of the Clermont thermal coal mine in Queensland, the A418 dike at the Diavik diamond mine and the completion of the Madagascar ilmenite mine. Certain major capital projects have been deferred or slowed to bring capital expenditure down to US$4 billion in 2009. However, some of these projects will be reviewed in light of the proposed strategic partnership with Chinalco.
     The net cash proceeds of disposals in 2008 were US$2,563 million, and related to Cortez, Greens Creek and Alcan’s aerospace service centres business. Acquisitions less disposals were US$37,526 million in 2007 mainly relating to the acquisition of Alcan.
     Dividends paid in 2008 of US$1,933 million were US$426 million higher than dividends paid in 2007, following the 31 per cent increase in the 2007 final dividend which was paid in 2008. The share buyback programme was discontinued after the announcement of the Alcan acquisition on 12 July 2007: returns to shareholders from the on-market buyback of Rio Tinto plc shares in 2007 totalled US$1,648 million.
2007 compared with 2006
Cash flow from operations, including dividends from equity accounted units, was US$12,569 million in 2007, 15 per cent higher than in 2006 due to the effect of higher earnings and favourable working capital movements.
     Tax paid for 2007 increased to US$3,421 million, US$622 million higher than for 2006 largely due to the delayed tax effect of the increased earnings in 2006 compared to
2005 and tax paid by Alcan. Net interest paid of US$489 million for 2007 was US$361 million higher than 2006, arising mostly from Alcan acquisition debt arrangement costs and interest paid on the Alcan debt.
     The Group invested at record levels, in particular in expansion projects. Expenditure on property, plant and equipment and intangible assets was US$4,968 million in 2007, an increase of US$980 million over 2006. This included the completion of the second phase of the Dampier port and Yandicoogina iron ore mine expansions, as well as construction of the Hope Downs iron ore mine in Western Australia, the expansion of the Yarwun alumina refinery, the A418 dike construction at the Diavik diamond mine and the Madagascar ilmenite mine.
     The net cash cost of acquisitions in 2007 was US$37,526 million, which was net of US$13 million related to disposals. Almost all of the acquisition cost related to Alcan. The acquisition was financed by US$38 billion of syndicated bank loans. Acquisitions less disposals were US$279 million in 2006 mainly relating to the acquisition of an initial stake in Ivanhoe Mines.
     Dividends paid in 2007 of US$1,507 million were US$1,066 million lower than dividends paid in 2006 which included a special dividend of US$1.5 billion. The share buyback programme was discontinued after the announcement of the Alcan acquisition on 12 July 2007: returns to shareholders from the on market buyback of Rio Tinto plc shares in 2007 totalled US$1,611 million (net of US$13 million proceeds from the exercise of options), compared with US$2,339 million in 2006.
Balance sheet
Rio Tinto commissioned independent expert valuation consultants to advise on the fair values of Alcan’s assets. As required under International Financial Reporting Standards (IFRS), the tangible and intangible assets of the acquired business have been uplifted to fair value. The residue of the purchase price not allocated to specific assets and liabilities has been attributed to goodwill. In accordance with IFRS 3 – Business Combinations, the provisional price allocations at acquisition have been revised to reflect revisions to fair value adjustments recorded in 2008. This led to an increase in goodwill of US$5.6 billion (see note 41 to the Full financial statements). Goodwill at 31 December 2008 was US$14.3 billion and that relating to equity accounted units was US$1.6 billion compared to US$21.1 billion and US$1.9 billion respectively at
31 December 2007. This decrease is due to an impairment charge of US$6.6 billion relating to goodwill that arose on the acquisition of Alcan that was tested for impairment for the first time on 31 October 2008.
     Net debt decreased by US$6.5 billion over the period to US$38.7 billion. This movement was a result of free cash flow, asset disposals and other derivative and exchange movements. Net debt to total capital remained unchanged at 63 per cent at 31 December 2008 following the impairment charges and the decline of the Australian and Canadian dollars, and interest cover was ten times compared to 20 times in 2007.
     In addition, the Group’s share of the third party net debt of equity accounted units totalled US$1.0 billion at 31 December 2008. US$0.3 billion of this debt is with recourse to the Rio Tinto Group.
     The Group had available at 31 December 2008 undrawn committed facilities of US$8.1 billion up to October 2010.
     Provisions for post retirement benefit plans increased as a result of the fall in the value of assets held in the pension plans. This was offset, to some extent, by a fall in the value of the obligations resulting from higher discount rates and lower expected inflation. This increase in the provision resulted in a loss of US$1.3 billion being recognised directly in equity.
     Net assets attributable to Rio Tinto shareholders decreased by US$4.1 billion. The decrease reflected profit after tax attributable to Rio Tinto shareholders of US$3.7 billion less US$1.9 billion of dividends. In addition, there was a negative currency translation effect of US$5.0 billion as the Australian dollar, the Canadian dollar and the Euro all weakened against the US dollar.
Financial risk management
The Group’s policies with regard to financial risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and capital management. From 1 January 2008, Rio Tinto Alcan adopted the Rio Tinto Group policy on trading and hedging.
     The Group’s business is finding, mining and processing mineral resources, and not trading. Generally, the Group only sells commodities it has produced but may purchase commodities to satisfy customer contracts from time to time and to balance the loading on production facilities. In the long term, natural hedges operate in a

92       Rio Tinto 2008 Annual report

number of ways to help protect and stabilise earnings and cash flow.
     The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection in the long term. Production of minerals is an important contributor to the Gross Domestic Products of Australia and Canada, countries in which the Group has a large presence. As a consequence, the Australian and Canadian currencies have historically tended to strengthen when commodity prices are high. In addition, the Group’s policy of borrowing primarily at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles. These natural hedges significantly reduce the necessity for using derivatives or other forms of synthetic hedging. Such hedging is therefore undertaken to a strictly limited degree, as described in the sections on currency, interest rate, commodity price exposure and treasury management below.
     The Group’s 2008 Full financial statements and disclosures show the full extent of its financial commitments including debt.
     The risk factors to which the Group is subject that are thought to be of particular importance are summarised on pages 24 to 28.
     The effectiveness of internal control procedures continues to be a high priority in the Rio Tinto Group. The Boards’ statement on internal control is included under Corporate governance on page 164.
Capital resources and contractual obligations
The Group’s total capital is defined as Rio Tinto’s shareholders’ funds plus amounts attributable to outside equity shareholders plus net debt and amounted to US$61 billion at 31 December 2008 (2007: US$71 billion). The Group’s overriding objectives when managing capital are to safeguard the business as a going concern; to maximise returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure in order to provide a high degree of financial flexibility at the lowest cost of capital.
     The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. In December 2008, Moody’s downgraded the long-term ratings of the Group from A3 to Baa1 and S&P downgraded its long-term ratings from BBB+ to BBB and its short-term corporate credit ratings from A-2 to A-3. Ratings agencies have retained a negative outlook in respect of their ratings. In the medium term the Group aims to restore its long term credit rating to a single A credit rating in order to enhance its ability to access the credit markets on more favourable terms.
The Alcan acquisition was financed under syndicated bank facilities of up to US$40 billion at floating interest rates, of which US$38 billion was drawn down in connection with the acquisition. At 31 December 2008, US$28 billion was drawn down under the syndicated bank facilities. The syndicated bank facilities are split into two term facilities (Facilities A and D), which are fully drawn and two revolving facilities (Facilities B and C), which are available for utilisation until shortly before their respective maturity dates. Facility C may also be used as a swingline facility. Term Facility A was originally for an amount of US$15 billion, of which US$8.9 billion remained outstanding at 31 December 2008.
     The maturity date for Facility A was originally October 2008, but with an extension option to October 2009, which has been exercised. Revolving Facility B is for an amount of up to US$10 billion, of which US$9.1 billion was drawn at 31 December 2008. The maturity date for Facility B is October 2010. Revolving Facility C is for an amount of up to US$5 billion, all of which is undrawn. The maturity date for Facility C is October 2012. Term Facility D was originally for an amount of US$10 billion, the full amount of which remains outstanding at 31 December 2008. The maturity date for Facility D is December 2012. Advances under each Facility generally bear interest at rates per annum equal to the margin for that Facility plus LIBOR and any mandatory costs. Facilities A and B are subject to mandatory prepayment and cancellation to the extent of net proceeds received from disposals of assets and from the raising of funds through capital markets, subject to specified thresholds and conditions. Any such net proceeds must first be applied in prepayment of the amounts outstanding under Facility A. Further net proceeds would then be retained by the Group up to a corresponding and cancelled amount of any undrawn commitments under Facility B, and net proceeds beyond this cancellation would finally be applied in prepayment of any amounts outstanding under Facility B. The Group’s committed bank standby facilities contain no financial undertakings relating to interest cover and are not affected to any material extent by a reduction in the Group’s credit rating. The syndicated bank facilities also contain a financial covenant requiring the maintenance of a ratio of net borrowings to EBITDA no greater than 4.5 times. A compliance certificate must be produced for this ratio on a semi annual basis. In addition the facility agreement contains restrictions on the Group, including that it be required to observe certain customary covenants including but not limited to (i) maintenance of authorisations; (ii) compliance with laws; (iii) change of business; (iv) negative pledge (subject to certain carve outs); (v) environmental laws and licences; and (vi) subsidiaries incurring financial indebtedness.
     The Group maintains backup liquidity for its commercial paper programme and other short term debt by way of committed bilateral bank facilities and syndicated credit facilities related to the US$40 billion Alcan acquisition facility. At 31 December 2008, the Group has available committed financing of US$5.0 billion under Alcan Facility C, US$0.9 billion under Facility B and US$2.2 billion unused committed bilateral banking facilities.
     The Group’s net debt as a percentage of total capital was 63 per cent at 31 December 2008, unchanged from 31 December 2007.
*	Includes minority interest share of net debt

**	Calculated as borrowings divided by total capital.

Total capital is the sum of net debt and equity, including minority interests.
Rio Tinto does not have a target debt to equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. Following the acquisition of Alcan, the Group has publicly stated an objective to reduce its debt to

Rio Tinto 2008 Annual report     93

Financial review continued

equity ratio from current levels through a targeted asset divestment programme, capital restructurings and through operating cash flows to a level consistent with a solid investment grade credit rating. This policy is balanced against the desire to ensure efficiency in the debt/equity structure of the Group balance sheet in the longer term through proactive capital management programmes. On 10 December 2008, Rio Tinto announced certain key initiatives and commitments to reduce net debt by US$10 billion in 2009, including US$8.9 billion due in October 2009.
     In January 2009, Rio Tinto reached an
agreement to sell its potash assets and Brazilian iron ore operation for US$1.6 billion. The sale of potash assets was completed on 5 February 2009 and the US$850 million cash proceeds have been used to pay down debt. The completion of the sale of the Brazilian iron ore assets, from which proceeds of US$750 million will be received, is subject to regulatory approvals which are expected during the second half of 2009.
     During December 2008 the Group unwound interest rate swaps with a principal amount of US$5.9 billion to take advantage of market conditions and generated approximately US$800 million in cash of which US$90 million is included in the interest line in the cash flow statement. The funds were used to pay down debt. As a result of the unwinding of the swaps the ratio of fixed to floating rate debt moved to 73 per cent floating/27 per cent fixed. If the swaps had remained in place the ratio would have been 88 per cent floating/12 per cent fixed. The Group continues to maintain a preference for floating rate debt but will continue to actively manage its ratio of fixed to floating rate debt.
     As at 31 December 2008, the Group had contractual cash obligations arising in the ordinary course of business as follows:

	Total	Less	Between	Between	After 5
		than 1	1 and 3	3 and 5	years
		year	years	years
Contractual cash obligations	US$m	US$m	US$m	US$m	US$m

Expenditure commitments in relation to:
Operating leases	1,561	336	565	345	315
Other (mainly capital Commitments)	4,354	3,568	487	228	71
Long term debt and other financial obligations:
Debt (a)	39,378	10,079	9,902	13,637	5,760
Interest payments (b)	8,024	1,375	2,053	1,230	3,366
Unconditional purchase obligations (c)	10,345	1,245	1,643	1,153	6,304
Other (mainly trade creditors)	6,628	5,942	344	219	123

Total	70,290	22,545	14,994	16,812	15,939

Notes
(a)	Debt obligations include bank borrowings repayable on demand.

(b)	Interest payments have been projected using the interest rate applicable at 31 December 2008, including the impact of interest rate swap agreements where appropriate. Much of the debt is subject to variable interest rates. Future interest payments are subject, therefore, to change in line with market rates.

(c)	Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments have not been discounted and mainly relate to commitments under ‘take or pay’ power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities apart from those relating to the Group’s tolling arrangements.

Information regarding the Group’s pension commitments and funding arrangements is provided in the post retirement benefits section of this Financial review and in note 49 to the 2008 Full financial statements. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which the Group operates. In some countries there are statutory minimum funding requirements while in others the Group has developed its own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question the funding level will be monitored quarterly, bi-annually or annually and the contribution amount amended appropriately. Consequently it is not possible to predict with any certainty the amounts that might become payable in 2010 onwards. The impact on cash flow in 2008 of the Group’s pension plans, being the employer contributions to defined benefit and defined contribution pension plans, was US$615 million. In addition there were contributions of US$53 million in respect of unfunded healthcare schemes. Contributions to pension plans for 2009 are estimated to be around US$150 million higher than for 2008. This is predominantly attributable to the decline in financial markets during 2008 which has resulted in a deterioration of the funding positions of most of the Group’s plans. Healthcare plans are unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.
     Information regarding the Group’s close down and restoration obligations is provided in the relevant section of this review and in note 27 to the 2008 Full financial statements. Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the relevant operation. Generally, the Group’s close down and restoration obligations to remediate in the long term are not fixed as to amount and timing and are not therefore included in the above table.
     Favourable market conditions came to an abrupt halt during the fourth quarter of 2008. A very significant financial turbulence led to sharp declines in the rate of global economic growth, in global demand for commodities and in the price of most of the Group’s principal products. These negative trends adversely impacted the Group’s near term cash flows and financial outlook. Based on current forecasts and the available undrawn committed borrowing facilities of US$8.1 billion, the directors expect that the Group will be able to meet its debt and other obligations in the foreseeable future. Nevertheless owing to the continued volatility and uncertainty in the markets the directors have carried out a detailed review of actions available to them to address the risk of operational cash flows being insufficient to meet the Group’s scheduled debt repayments.
     On 12 February 2009 the Group

94       Rio Tinto 2008 Annual report

announced that the board is recommending to shareholders a transaction with Aluminium Corporation of China (“Chinalco”). This transaction is subject to a number of conditions, including shareholder, government and regulatory approvals. The directors remain confident that the transaction will complete in the expected timeframe, although a number of the conditions are outside their control. If the transaction is not approved, the directors will consider alternative measures to address the Group’s debt obligations in a timely and cost effective manner, which will depend primarily upon market conditions and continued progress with the Group’s divestment programme.
Dividends and capital management
Rio Tinto’s progressive dividend policy aims to increase the US dollar value of dividends over the long term, while ensuring that a solid investment grade credit rating is maintained.
     Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is without taking into account any associated tax credits. Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable to the US dollar two days prior to the announcement of dividends. Holders of American Depositary Receipts (ADRs) receive a US dollar dividend at the rate declared. Changes in exchange rates could result in a reduced sterling or Australian dollar dividend in a year in which the US dollar value is maintained or increased. The interim dividend for each year in US dollar terms will be equivalent to 50 per cent of the total US dollar dividends declared in respect of the previous year.
     On 10 December 2008 the Group announced that the 2008 dividend was to be maintained at the 2007 level of 136 US cents with no 20 per cent uplift in 2009.
     Final 2008 dividends to Rio Tinto Limited shareholders will be fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the reasonably foreseeable future.
Treasury management and financial instruments
Treasury operates as a service to the business of the Rio Tinto Group and not as a profit centre. Strict limits on the size and type of transaction permitted are laid down by the Rio Tinto board and are subject to rigorous internal controls.
     Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate and cross currency interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a predominantly floating rate obligation which is consistent with the Group’s interest and exchange rate policies, primarily US dollar LIBOR. However the group reserves the right to realise swap positions to take advantage of favourable market conditions and to manage counterparty credit risk. No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments held by the Group.
     Derivative contracts are carried at fair value based on published price quotations for the period for which a liquid active market exists. Beyond this period, Rio Tinto’s own assumptions are used.
Off balance sheet arrangements
In the ordinary course of business, to manage the Group’s operations and financing, Rio Tinto enters into certain performance guarantees and commitments for capital and other expenditure.
     The aggregate amount of indemnities and other performance guarantees, on which no material loss is expected, including those related to joint ventures and associates, was
US$588 million at 31 December 2008.
     Other commitments include capital expenditure, operating leases and unconditional purchase obligations as set out in the table of contractual cash obligations, included in the liquidity and capital resources section above.
Exchange rates, reporting currencies and currency exposure
Rio Tinto’s shareholders’ equity, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and Canadian dollars and the Euro are the most important currencies (apart from the US dollar) influencing costs. In any particular year, currency fluctuations may have a significant impact on Rio Tinto’s financial results. A strengthening of the US dollar against the currencies in which the Group’s costs are partly determined has a positive effect on Rio Tinto’s underlying earnings.
     The following sensitivities give the estimated effect on underlying earnings assuming that each exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. Where the functional currency of an operation is that of a country for which production of commodities is an important feature of the economy, such as the Australian dollar, there is a certain degree of natural protection against cyclical fluctuations, in that the currency tends to be weak, reducing costs in US dollar terms, when commodity prices are low, and vice versa.

Earnings sensitivities – exchange rates	Average	Effect on net and
	exchange	underlying earnings
	rate for	of 10% change in
	2008	full year average
		+/- US$m

Australian dollar (a)	US 86 cents	502
Canadian dollar (a)	US 94 cents	214
Euro	US 147 cents	34
Chilean peso	US$1 = 522 pesos	17
New Zealand dollar	US 71 cents	29
South African rand	US 12 cents	47
UK sterling	US 186 cents	22

(a) The sensitivities in the “Average exchange rate for 2008” column are based on 2008 prices, costs and volumes and assume that all other variables remain constant.
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Financial review continued

The exchange rate sensitivities quoted above include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with care.
     Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial results are presented both internally and externally. It is also the most appropriate currency for borrowing and holding surplus cash, although a portion of surplus cash may also be held in other currencies, most notably Australian dollars, Canadian dollars and the Euro. This cash is held in order to meet short term operational and capital commitments and, for the Australian dollar, dividend payments. The Group finances its operations primarily in US dollars, either directly or using cross currency interest rate swaps. A substantial part of the Group’s US dollar debt is located in subsidiaries having a US functional currency.
     However, certain US dollar debt and
other financial assets and liabilities including intragroup balances are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the Group’s income statement except to the extent that they can be taken to equity under the Group’s accounting policy which is explained in note 1 of the 2008 Full financial statements. Gains and losses on US dollar net debt and on intragroup balances are excluded from underlying earnings. Other exchange gains and losses are included in underlying earnings.
     Under normal market conditions, the Group does not generally believe that active currency hedging of transactions would provide long term benefits to shareholders. The Group reviews on a regular basis its exposures and reserves the right to enter into hedges to maintain financial stability. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board, typically hedging of capital expenditure and other significant financial items such as tax and dividends. There is a legacy of currency forward contracts used to hedge operating cash flow exposures which were acquired with Alcan and the North companies. Details of currency derivatives held at 31 December 2008 are set out in note 34 to the 2008 Full financial statements.
     The sensitivities below give the estimated effect on underlying earnings, net earnings and equity of a ten per cent strengthening in the full year closing US dollar exchange rate, assuming that each exchange rate moved in isolation. Financial assets and liabilities will not remain constant throughout 2009, however, and therefore these numbers should be used with care.

Earnings sensitivities – exchange on financial
assets/liabilities

	Closing exchange rate	Effect on net	Of which amount	Effect of items
	US cents	earnings of 10%	impacting underlying	impacting directly
		strengthening of US$	earnings	on equity
		US$m	US$m	US$m

Functional currency of business unit:
Australian dollar	69	(12)	78	5
Canadian dollar	82	159	193	56
South African rand	11	13	19	–
Euro	141	249	28	2
New Zealand dollar	58	21	2	–

(a)	The sensitivities show the net sensitivity of US dollar exposures in Australian dollar functional currency companies, for example, and Australian dollar exposures in US dollar functional currency companies.

(b)	The sensitivities indicate the effect of a ten per cent strengthening of the US dollar against each currency.

(c)	Rio Tinto Alcan Inc., which has a US functional currency, has a significant amount of US dollar
The functional currency of many operations within the Rio Tinto Group is the local currency in the country of operation. The former Alcan aluminium and alumina producing operations primarily use a US dollar functional currency. Foreign currency denominated external and intragroup debt held in Canada and is taxed on a Canadian currency basis. The above sensitivities as at 31 December 2008 for a ten per cent strengthening of the US dollar do not include any tax benefit related to this debt because the capital losses generated would not be recognised. If the US dollar weakened below 97 Canadian cents then tax charges would begin to be recognised at 15 per cent.
gains or losses arising on translation to US dollars of the net assets of non US functional currency operations are taken to equity and, with effect from 1 January 2004, recorded in a currency translation reserve. A weakening of the US dollar would have a positive effect
(d)	The sensitivities include the Rio Tinto share of the sensitivities of equity accounted units.

(e)	Some US dollar functional currency companies are exposed to exchange movements on local currency deferred tax balances. The only material exposure is to the Canadian dollar and a 10 per cent strengthening of the US dollar would reduce underlying earnings by US$115 million. This would partially offset the US$193 million gain shown above.
on equity. The approximate translation effects on the Group’s net assets of ten per cent movements from the year end exchange rates are as follows:

96       Rio Tinto 2008 Annual report

Net assets’ sensitivities – exchange on translation	Closing	2008
	exchange rate	Effect on net assets
	US cents	of 10% change in
		closing rate
		+/- US$m

Australian dollar	69	1,264
Euro	141	621
Canadian dollar	82	180

Interest rates
Rio Tinto’s interest rate management policy is generally to borrow and invest at floating interest rates. This approach is based on the historical correlation between interest rates and commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. Rio Tinto hedges interest rate and currency risk on most of its foreign currency borrowings by entering into cross currency interest rate swaps in order to convert fixed rate foreign currency borrowings to floating rate US dollar borrowings. The market value of these interest rate and cross currency interest rate swaps moves in alignment with the market and at times can act as alternative sources of funding. The Group reviews the positions on a regular basis and may act to either monetise in-the-money value or achieve lower costs of funding. At the end of 2008, US$10.6 billion (2007: US$4.9 billion) of the Group’s debt was at fixed rates after taking into account interest rate swaps and finance leases. Based on the Group’s net debt and other floating rate financial instruments at 31 December 2008, the effect on the Group’s net earnings of a half percentage point increase in US dollar LIBOR interest rates with all other variables held constant, would be a reduction of US$100 million. These balances will not remain constant throughout 2009, however, and therefore these numbers should be used with care.
Commodity prices
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the
Rio Tinto Board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. The Group may hedge certain commitments with some of its customers or suppliers. Details of commodity derivatives held at 31 December 2008 are set out in note 34 to the 2008 Full financial statements. The forward contracts to sell copper were entered into as a condition of the refinancing of Palabora in 2005. Many of the aluminium forward contracts and embedded derivatives were acquired with Alcan.
     Metals such as copper and aluminium are generally sold under contract, often long term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange and COMEX in New York, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also priced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products including iron ore and coal are generally agreed annually or for longer periods with customers, although volume commitments vary by-product.
     Certain products, predominantly copper concentrate, are ‘provisionally priced’, ie the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue on provisionally priced sales is recognised based on estimates of fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market such as the London Metal Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market. At the end of 2008 the Group had 183 million pounds of copper sales (2007: 270 million pounds) that were provisionally priced at 133 US cents per pound (2007: 304 US cents per pound). The final price of these sales will be determined in 2009. The impact on earnings of a ten per cent change in the price of copper for the provisionally priced sales would be US$15 million (2007: US$58 million).
     Approximately 24 per cent of Rio Tinto’s 2008 net earnings from operating businesses came from products whose prices were terminal market related and the remainder came from products priced by direct negotiation. The reduction from 52 per cent in 2007 is due to the reduction in Copper net earnings combined with a significant increase in Iron Ore and Energy net earnings.

Rio Tinto 2008 Annual report      97

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The Group continued to achieve high average prices for its products in 2008 despite prices in terminal markets declining sharply during the second half of the year.
     The poor economic outlook and weakness in metals demand is likely to weigh on average prices in 2009. In the longer run, urbanisation and income drivers in emerging markets in countries such as China and India are likely to reassert themselves in rising demand for metals.
     The approximate effect on the Group’s
underlying and net earnings of a ten per cent change from the full year average market price in 2008 for the following products would be:

Earnings sensitivities – commodity prices (b)	Unit	Average	Effect on
		market price	underlying and
		for 2008	net earnings of
		US$	10% change in full
			year average
			+/- US$m

Copper	pound	3.20	389
Aluminium (a)	pound	1.18	739
Gold	ounce	872	30
Molybdenum	pound	31	62
Iron ore	dmtu	N/A	829

(a)	The above sensitivities are based on 2008 volumes.

(b)	Excludes impact of commodity derivatives.

The sensitivities give the estimated impact on net earnings of changes in prices assuming that all other variables remain constant. These should be used with care. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.
     The table below summarises the impact of changes in the market price on the following commodity derivatives including those aluminium forward and option contracts embedded in electricity purchase contracts outstanding at 31 December 2008. The impact is expressed in terms of the resulting change in the Group’s net earnings for the year or, where applicable, the change in equity. The sensitivities are based on the assumption that the market price increases by ten per cent with all other variables held constant. The Group’s ‘own use contracts’ are excluded from the sensitivity analysis below as they are outside the scope of IAS 39. Own use contracts are contracts to buy or sell non financial items that can be net settled but were entered into and continue to be held for the purpose of the receipt or delivery of the non financial item in accordance with the business unit’s expected purchase, sale or usage requirements.
     These sensitivities should be used with care. The relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

Earnings sensitivities – commodity price on financial assets/liabilities	Effect on	Effect of items
	net earnings of	impacting directly
	10% increase	on Rio Tinto share
	from year	of equity of 10%
	end price	increase from
		year end price
Products	US$m	US$m

Copper	–	(13)
Coal	–	(8)
Aluminium	(62)	(16)

Total	(62)	(37)

98       Rio Tinto 2008 Annual report

Sales revenue
				2008	2007	2006
Commodity	Source	Unit		US$	US$	US$

Aluminium	LME	pound		1.18	1.20	1.16
Copper	LME	pound		3.20	3.24	3.06
Gold	LBMA	ounce		872	691	602
Iron ore	Australian benchmark (fines) (a)	dmtu	(b)	1.29	0.79	0.71
Molybdenum	Metals Week: quote for dealer oxide price	pound		31	30	25

(a)	average for the calendar year

(b)	dry metric tonne unit

The above table shows published ‘benchmark’ prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the benchmark and Rio Tinto’s realised prices. The prices set out in the table are the averages for each of the calendar years, 2006, 2007 and 2008.
     The Group’s sales revenue will not necessarily move in line with these benchmarks for a number of reasons which are discussed below.
     The discussion of revenues below relates to the Group’s gross revenue from sales of commodities, including its share of the revenue of equity accounted units, as included in the Financial Information by Business Unit in the 2008 Full financial statements.
     The sales revenues of the Iron Ore group increased by 80 per cent in 2008 compared with 2007. There was an 86 per cent weighted average increase in the benchmark price, mainly effective from 1 April 2008 which resulted in a 63 per cent increase in the average Australian iron ore fines benchmark for the calendar year. In addition, spot market sales had a significant positive impact. Although the price for iron ore on the spot market decreased during the final three months of 2008, the impact on Rio Tinto was limited since the vast majority of its iron ore spot market sales were made in the first nine months of the year when spot prices were in excess of long term contracts. IOC enjoyed a more stable operating environment in 2008 after the resolution of the industrial action in 2007.
     The Australian iron ore fines benchmark increased by 9.5 per cent in April 2007. In addition to higher prices, sales revenues at Hamersley Iron were higher from record production following completion of the second phase of the Dampier port upgrade and the Tom Price brownfield and Yandicoogina JSE mine expansions. At IOC, volumes were lower as a result of a seven week strike in the first and second quarters of the year and this was only partly mitigated by higher prices.
     The 2008 sales revenues of the Aluminium group decreased by one per cent against 2007 on a combined adjusted basis and increased by 224 per cent on a non adjusted basis due to the inclusion of a full year of Alcan. The average aluminium price of 118 US cents per pound was two per cent lower than the 2007 average price.
Aluminium prices were strong for the first nine months of the year. The fourth quarter saw a sharp fall in aluminium prices from around 110 US cents per pound to 66 US cents per pound at year end. The decline in prices underlines the weakness in demand causing a continued build-up of LME stocks. Despite the fact that the fall in aluminium prices has been accompanied by a fall in costs, producers have also been responding to the downturn and the weakness in demand by cutting back output. However, these have not been of sufficient magnitude to support prices as LME stocks have continued to rise.
     The Aluminium group’s sales revenues are from aluminium and related products such as alumina and bauxite. Aluminium production was unchanged overall from the prior year, while bauxite and alumina production rose by 12 per cent and six per cent respectively over 2007. The bauxite production increase reflects investment in increased capacity at Weipa and the alumina production reflects a 23 per cent increase at the Gove refinery as it continues to increase capacity.
     The average 2007 aluminium price of 120 US cents per pound was three per cent above the 2006 average price. Alcan’s sales revenue for the two months from acquisition, which includes revenue from Engineered Products, was US$3,798 million. Rio Tinto Aluminium’s sales revenue increased by one per cent in 2007 reflecting higher volume and price for bauxite and aluminium and lower volume and price for alumina.
     A significant proportion of Rio Tinto’s coal production is sold under long term contracts. In Australia, the prices applying to sales under the long term contracts are generally renegotiated annually; but prices are fixed at different times of the year and on a variety of bases. For these reasons, average realised prices will not necessarily reflect the movements in any of the publicly quoted benchmarks. Moreover, there are significant product specification differences between mines. Sales volumes will vary during the year and the timing of shipments will also result in differences between average realised prices and benchmark prices.
     Sales revenues for the Energy & Minerals group increased by 49 per cent in 2008 compared with 2007 due to higher prices and sales volumes. Asian seaborne thermal coal spot prices came off their highs in the second half of 2008 due to the general slump in demand across all economies in reaction to the global economic downturn. Published 2008 market indications for Australian thermal coal showed an increase of 93 per cent and an increase of 145 per cent in the coking coal benchmark price.
     Revenues of the Group’s Australian coal operations increased by 126 per cent in 2008 due to higher thermal coal prices and higher coking prices. Hard coking coal production from the Queensland coal operations increased by 20 per cent compared with 2007 as a result of higher demand and increasing port capacity.
     Revenues of the Group’s Australian coal operations decreased by three per cent in 2007 with lower thermal coal sales largely attributable to infrastructure constraints and a severe weather event. Published 2007 thermal coal benchmarks in Australia improved by 33 per cent in the calendar year whilst coking coal benchmarks decreased by 13 per cent.

Rio Tinto 2008 Annual report     99

Financial review continued

Rio Tinto Energy America’s 2008 revenues have benefited from new contracts at higher prices. Volumes in 2008 are higher than 2007 due to recent investment and expansion at Antelope, Jacobs Ranch and Spring Creek mines to meet the robust market demands of Powder River Basin coal. In the US, published market indications of spot prices for Wyoming Powder River Basin thermal coal 8800 BTU (0.80 sulphur) show an increase of 36 per cent for the average spot price in 2008 compared with 2007. These same prices showed a decrease of around 20 per cent in 2007 compared with 2006. However, Rio Tinto Energy America’s revenues increased by nine per cent in 2007 with improved realised prices due to its long term contracts.
     The Copper & Diamonds group also produces gold and molybdenum as significant by-products. The average copper price of 320 US cents per pound was one per cent below the 2007 average price. The gold price averaged US$872 per ounce, an increase of 26 per cent on the prior year, whilst the average molybdenum price was US$31 per pound, an increase of three per cent compared with 2007. Total Copper & Diamonds Group sales revenues in 2008 decreased by 30 per cent over 2007. Higher by-product prices were more than offset by lower volumes of copper, gold and molybdenum. Kennecott Utah Copper sales were impacted by a scheduled smelter shutdown during the second half of 2008. Escondida experienced lower volumes due to lower grades and operational difficulties at the Laguna Seca SAG mill, and Grasberg was adversely impacted by a pit wall failure in September 2008. Diamond prices realised by Rio Tinto depend on the size and quality of diamonds in the product mix. Diamond sales revenue decreased by 18 per cent in 2008 against 2007 primarily due to lower grades processed.
     Total Copper & Diamonds group sales revenues in 2007 increased by 20 per cent over 2006. Copper revenues increased by 17 per cent reflecting higher volumes at KUC and Escondida as well as higher prices. Gold revenue increased by 69 per cent with higher volumes at Kennecott Minerals and the Grasberg joint venture.
     Diamond sales revenue increased by 22 per cent in 2007 against 2006 due to higher sales volumes and polished pink diamond tender prices as the result of tighter supply and higher demand.
Critical accounting policies and estimates Dual listed company reporting
As explained in detail in the ‘Outline of Dual Listed Companies’ Structure and basis of financial statements’ section in the 2008 Full financial statements, the consolidated financial statements of the Rio Tinto Group deal with the results, assets and liabilities of both of the dual listed companies, Rio Tinto plc and Rio Tinto Limited, and their subsidiaries. In other words, Rio Tinto plc and Rio Tinto Limited are viewed as a single parent company with their respective shareholders being the shareholders in that single company.
     The 2008 Annual report and Full financial statements satisfy the obligations of Rio Tinto Limited to prepare consolidated accounts under Australian company law, as amended by an order issued by the Australian Securities and Investments Commission on 27 January 2006 (as amended on 22 December 2006). The 2008 Full financial statements disclose the effect of the adjustments to consolidated EU IFRS profit, consolidated total recognised income and consolidated shareholders’ funds for the Group that would be required under the version of IFRS that is applicable in Australia
(“Australian IFRS”).
     The US dollar is the presentation currency used in these financial statements, as it most reliably reflects the Group’s global business performance.
Ore reserve estimates
Rio Tinto estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). The amounts presented under EU and Australian IFRS are based on the reserves, and in some cases mineral resources, determined under the JORC code.
     There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.
     Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs.
Asset lives
Intangible assets are considered to have indefinite lives when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for the Group. The factors considered in making this determination include the existence of contractual rights for unlimited terms; or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of the Group’s future investment intentions. The life cycles of the products and processes that depend on the asset are also considered. A change in the prospects for renewal of the contractual rights without a significant incremental cost could impact on the Group’s depreciation and amortisation rates and asset carrying values.
Acquisition accounting
On the acquisition of a subsidiary, the purchase method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition.
     Rio Tinto acquired Alcan Inc during 2007. The Group commissioned expert valuation consultants to advise on the fair values and asset lives of Alcan’s assets. The residue of the purchase price not allocated to specific assets and liabilities has been attributed to goodwill. The provisional values and asset lives incorporated in the 2007 Full financial statements have been revised in 2008 (within 12 months of the date of acquisition) as permitted by IFRS 3 “Business Combinations”.
Asset carrying values
Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment provisions in a particular year. In 2008, the Group’s results included impairment charges of US$8.4 billion (after tax), which related mainly to impairment of goodwill arising on the acquisition of Alcan. In 2007, the Group’s results included net impairment charges of US$113 million (after tax and outside shareholders interests). An impairment charge was recognised at Argyle, which was partially offset by impairment reversals at Palabora and Tarong.
     When such events or changes in circumstances impact on a particular asset or cash generating unit, its carrying value is assessed by reference to its recoverable amount, being the higher of fair value less costs to sell and value in use (being the net

100       Rio Tinto 2008 Annual report

present value of expected future cash flows of the relevant cash generating unit). This is often estimated using discounted cash flow techniques.
     Where the recoverable amounts of Group cash-generating units are assessed by analyses of discounted cash flows, the resulting valuations are particularly sensitive to changes in long term commodity prices; exchange rates; operating costs; discount rates; and, in the case of the Group’s upstream aluminium business (“Upstream Aluminium”), the real term growth rate incorporated into the calculation of its terminal value.
     The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without commodity price offset; cash flows and, therefore, net present values are reduced. Management considers that over the long term, there is a tendency for movements in commodity prices to compensate to some extent for movements in the value of the US dollar (and vice versa). However, such compensating changes are not synchronised and do not fully offset each other.
     Reviews of carrying values relate to cash generating units which, in accordance with
IAS 36 “Impairment of Assets”, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. In some cases, the business units within the product groups consist of several operations with independent cash generating streams, which therefore constitute separate cash generating units.
     Goodwill acquired through business combinations has been allocated to groups of cash generating units that are being managed as a combined business. These groups of cash-generating units represent the lowest level within the Group at which goodwill is monitored for internal management purposes and these groups are not larger than the Group’s reporting segments, which are its Product Groups.
     The cash flow forecasts are based on best estimates of expected future revenues and costs. These may include net cash flows expected to be realised from extraction, processing and sale of mineralised material that does not currently qualify for inclusion in proved or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
     Where the recoverable amount of a cash generating unit is dependent on the life of its associated ore body, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.
     For upstream aluminium, forecast cash flows are determined over a period of ten years. The cash flow projections are based on long term production plans covering the expected operating life of each plant, in line with normal practice in the aluminium industry.
     Rio Tinto’s cash flow forecasts are based on assessments of expected long term commodity prices, which for most commodities are derived from an analysis of the marginal costs of the producers of the relevant commodities. These assessments often differ from current price levels and are updated regularly.
     In some cases, prices applying to some part of the future sales volumes of a cash generating unit are predetermined by existing sales contracts. The effects of such contracts are taken into account in forecasting future cash flows.
     As denoted above, cost levels incorporated in the cash flow forecasts are based on the current long term mine plan or long term production plan for the cash generating unit. For value in use calculations used in impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business. Because future cash flows are estimates for the asset in its current condition, value in use does not reflect future cash flows associated with improving or enhancing an asset’s performance.
     The recoverable amount for upstream aluminium includes an assumption the business will continue in perpetuity. This assumption is incorporated through the use of a terminal value, which represents the value of the cash flows beyond the tenth year. The terminal value assumes annual real terms growth in Upstream Aluminium’s cash flows of one quarter of one percent. Upstream Aluminium benefits from a global marketplace with substantial barriers to entry and there are a limited number of competitors who are able to access effectively the key resources necessary to make aluminium. In addition, continued global industrialisation will support demand for aluminium.
     The useful lives of the major assets of a cash generating unit are often dependent on the life of the orebody to which they relate. Where this is the case, the lives of mining properties, and their associated smelters, concentrators and other long lived processing equipment generally relate to the expected life of the orebody. The life of the orebody, in turn, is estimated on the basis of the long term mine plan. Where the major assets of a cash generating unit are not dependent on the life of a related orebody, management applies judgement in estimating the remaining service potential of long lived assets.
     Forecast cash flows are discounted to present values using Rio Tinto’s weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows. For final feasibility studies and ore reserve estimation, internal hurdle rates are used which are generally higher than the weighted average cost of capital.
     Value in use and ore reserve estimates are based on the exchange rates current at the time of the evaluation. In final feasibility studies and estimates of fair value, a forecast of the long term exchange rate is made having regard to spot exchange rates, historical data and external forecasts.
     Forecast cash flows for ore reserve estimation for JORC purposes and for impairment testing are generally based on Rio Tinto’s long term price forecasts. For Upstream Aluminium, the prices used fall within the range of analysts’ long term consensus forecasts current around the date of the evaluation.
     All goodwill and intangible assets that are not yet ready for use or have an indefinite life are tested annually for impairment regardless of whether there has been any change in events or circumstances.

Rio Tinto 2008 Annual report     101

Financial review continued

Close down, restoration and clean up obligations
Provision is made for environmental remediation costs when the related environmental disturbance occurs, based on the net present value of estimated future costs.
     Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments, eg updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwind of the discount applied in establishing the net present value of the provision, are capitalised within property, plant and equipment and depreciated over the lives of the assets to which they relate.
     Clean up costs result from environmental damage that was not a necessary consequence of mining, including remediation, compensation and penalties. These costs are charged to the income statement. Provisions are recognised at the time the damage, remediation process and estimated remediation costs become known. Remediation procedures may commence soon after this point in time but may continue for many years depending on the nature of the disturbance and the remediation techniques.
     As noted above, the ultimate cost of environmental disturbance is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.
Overburden removal costs
In open pit mining operations, it is necessary to remove overburden and other barren waste materials to access ore from which minerals can economically be extracted. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, it is generally accepted that stripping costs are capitalised as part of the investment in construction of the mine.
     Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping of the second and subsequent pits is considered to be production phase stripping relating to the combined operation.
     Stripping of waste materials continues during the production stage of the mine or pit. Some mining companies expense these production stage stripping costs as incurred, while others defer such stripping costs. In operations that experience material fluctuations in the ratio of waste materials to ore or contained minerals on a year to year basis over the life of the mine or pit, deferral of stripping costs reduces the volatility of the cost of stripping expensed in individual reporting periods. Those mining companies that expense stripping costs as incurred will therefore report greater volatility in the results of their operations from period to period.
     Rio Tinto defers production stage stripping costs for those operations where this is the most appropriate basis for matching costs with the related economic benefits and the effect is material. Stripping costs incurred in the period are deferred to the extent that the current period ratio exceeds the life of mine or pit ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the ratio falls short of the life of mine or pit ratio. The life of mine or pit ratio is based on the proved and probable reserves of the mine or pit and is obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. In some operations, the quantity of ore is a more practical basis for matching costs with the related economic benefits where there are important co-products or where the grade of the ore is relatively stable from year to year.
     The life of mine or pit waste-to-ore ratio is a function of an individual mine’s pit design and therefore changes to that design will generally result in changes to the ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine or pit ratio even if they do not affect the pit design. Changes to the life of mine or pit ratio are accounted for prospectively.
     In the production stage of some operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units of production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine or pit, before production commences.
     Deferred stripping costs are included in property, plant and equipment or in investment in equity accounted units, as appropriate. These form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs or in the Group’s share of the results of its jointly controlled entities and associates as appropriate.
     During 2008, production stage stripping costs incurred by subsidiaries and equity accounted operations were US$175 million higher than the amounts charged against pre tax profit (2007: production stage costs exceeded the amounts charged against pre-tax profit by US$56 million). In addition, US$117 million of deferred stripping was written off in 2007 as part of the Argyle impairment. The net book value carried forward in property, plant and equipment and in investments in jointly controlled entities and associates at 31 December 2008 was US$1,026 million (2007: US$884 million).
     Information about the stripping ratios of the business units, including equity

102       Rio Tinto 2008 Annual report

accounted units that account for the majority of the deferred stripping balance at
31 December 2008, along with the year in which deferred stripping is expected to be fully amortised, is set out in the following table:

		Actual stripping			Life of mine
		ratio for year			stripping ratio
	2008	2007	2006	2008	2007	2006

Kennecott Utah Copper (2019) (a) (b)	1.98	1.99	2.04	1.24	1.32	1.36
Grasberg Joint Venture (2015) (a)	3.27	3.47	3.01	2.87	3.05	2.63
Diavik (2008) (c)	1.23	0.42	0.89	1.20	0.91	0.96
Escondida (2041) (d)	0.12	0.07	0.08	0.10	0.10	0.12

Notes
(a)	Stripping ratios shown are waste to ore.

(b)	Kennecott’s life of mine stripping ratio decreased as the latest mine plan included higher metals prices, which made previously uneconomic material (waste) economic to mine as ore.
(c)	Diavik’s stripping ratio is disclosed as bench cubic metre per carat. The 2007 deferred stripping ratio is based on single open pit commercial production with a scheduled end in Q4 2008. The 2008 deferred stripping ratio is based on a dual pit commercial production scheduled to end in Q2 2009 and early Q3 2011 respectively.

(d)	Escondida’s stripping ratio is based on waste tonnes to pounds of copper mined.

Rio Tinto Borax capitalised stripping costs as part of a distinct period of new development during the production stage of the mine. Capitalisation stopped in 2004. The capitalised costs will be fully amortised in 2034.
Functional currency
The determination of functional currency affects the carrying value of non current assets included in the balance sheet and, as a consequence, the amortisation of those assets included in the income statement. It also impacts exchange gains and losses included in the income statement.
     The functional currency for each entity in the Group, and for jointly controlled entities and associates, is the currency of the primary economic environment in which it operates. For many of Rio Tinto’s entities, this is the currency of the country in which each operates. Transactions denominated in currencies other than the functional currency are converted to the functional currency at the exchange rate ruling at the date of the transaction unless hedge accounting applies. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.
     The US dollar is the currency in which the Group’s Financial statements are presented, as it most reliably reflects the global business performance of the Group as a whole.
     On consolidation, income statement items are translated into US dollars at average rates of exchange. Balance sheet items are translated into US dollars at year end exchange rates. Exchange differences on the translation of the net assets of entities with functional currencies other than the US dollar, and any offsetting exchange differences on net debt hedging those net assets, are recognised directly in the foreign currency translation reserve.
Exchange gains and losses which arise on balances between Group entities are taken to the foreign currency translation reserve where the intra group balance is, in substance, part of the Group’s net investment in the entity.
     The balance of the foreign currency translation reserve relating to an operation that is disposed of is transferred to the income statement at the time of the disposal.
     The Group finances its operations primarily in US dollars but part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Except as noted above, exchange gains and losses relating to such US dollar debt are charged or credited to the Group’s income statement in the year in which they arise. This means that the impact of financing in US dollars on the Group’s income statement is dependent on the functional currency of the particular subsidiary where the debt is located. With the above exceptions, and except for derivative contracts which qualify as cash flow hedges, exchange differences are charged or credited to the income statement in the year in which they arise.
Deferred tax on fair value adjustments
On transition to EU IFRS with effect from
1 January 2004, deferred tax was provided in respect of fair value adjustments on acquisitions in previous years. No other adjustments were made to the assets and liabilities recognised in such prior year acquisitions and, accordingly, shareholders’ funds were reduced by US$720 million on transition to EU IFRS primarily as a result of deferred tax on fair value adjustments to mining rights. In general, these mining rights are not eligible for income tax allowances. In such cases, the provision for deferred tax was based on the difference between their carrying value and their nil income tax base. The existence of a tax base for capital gains tax purposes was not taken into account in determining the deferred tax provision relating to such mineral rights because it is expected that the carrying amount will be recovered primarily through use and not from the disposal of the mineral rights. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mineral rights are sold or formally relinquished.
     For acquisitions after 1 January 2004 provision for such deferred tax on acquisition results in a corresponding increase in the amounts attributed to acquired assets and/or goodwill under EU IFRS.
Post retirement benefits
The difference between the fair value of the plan assets (if any) of post retirement plans and the present value of the plan obligations is recognised as an asset or liability on the balance sheet. The Group has adopted the option under IAS 19 to record actuarial gains and losses directly in the Statement of Recognised Income and Expense.
     The most significant assumptions used in accounting for post retirement plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions.
     The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s income statement. The mortality assumption is used to project the length of time for which future pension payments will be made. The discount rate is used to determine the net present value of those future payments and each year the unwinding of the discount on those liabilities is charged to the Group’s income statement.
     Valuations are carried out using the

Rio Tinto 2008 Annual report      103

Financial review continued

EU IFRS
US$m

Sensitivity of Group’s 2008 net earnings to changes in:
Expected return on assets
– increase of 1 percentage point	90
– decrease of 1 percentage point	(90)
Discount rate
– increase of 0.5 percentage points	–
– decrease of 0.5 percentage points	2
Salary increases
– increase of 0.5 percentage points	(13)
– decrease of 0.5 percentage points	12
Demographic – allowance for additional future mortality improvements
– participants assumed to be one year older	15
– participants assumed to be one year younger	(15)

projected unit method. The expected rate of return on pension plan assets is determined as management’s best estimate of the long term return on the major asset classes, ie equity, debt, property and other, weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging.
     The sources used to determine management’s best estimate of long term returns are numerous and include country specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.
     In particular, the Group estimates long term expected returns on equity based on the economic outlook, analysts’ views and those of other market commentators. This is the most subjective of the assumptions used and it is reviewed regularly to ensure that it remains consistent with best practice.
     The discount rate used in determining the service cost and interest cost charged to income is the market yield at the start of the year on high quality corporate bonds. For countries where there is no deep market in such bonds the yield on Government bonds is used. For determining the present value of obligations shown on the balance sheet, market yields at the balance sheet date are used.
     Details of the key assumptions are set out in note 49 to the 2008 Full financial statements.
     For 2008 the charge against income for post retirement benefits net of tax and minorities was US$367 million. This charge included both pension and post retirement healthcare benefits. The charge is net of the expected return on assets which was US$697 million after tax and minorities.
     In calculating the 2008 expense the
average future increase in compensation levels was assumed to be 3.7 per cent and this will decrease to three per cent for 2009 reflecting lower assumed inflation in most territories. The average discount rate used for the Group’s plans in 2008 was 5.6 per cent and the average discount rate used in 2009 will be 6.2 per cent reflecting the net impact of changes in corporate bond yields in the regions where the Group has pension obligations.
     The weighted average expected long term rate of return on assets used to determine 2008 pension cost was 6.4 per cent. This will decrease to 5.9 per cent for 2009. This reduction results mainly from lower government bond yields in most territories which drives assured return on other asset classes.
     Based on the known changes in assumptions noted above and other expected circumstances, the impact of post retirement costs on the Group’s EU IFRS net earnings in 2009 would be expected to increase by some US$72 million to US$439 million. This increase is mainly attributable to the lower expected return on assets. The actual charge may be impacted by other factors that cannot be predicted, such as the effect of changes in benefits and exchange rates.
     The table below sets out the potential change in the Group’s 2008 net earnings (after tax and outside interests) that would result from hypothetical changes to post retirement assumptions and estimates. The sensitivities are viewed for each assumption in isolation although a change in one assumption is likely to result in some offset elsewhere.
     The figures in the above table only show the impact on underlying and net earnings. Changing the assumptions would also have an impact on the balance sheet.
     Further information on pensions and other post retirement benefits is given in note 49 to the 2008 Full financial statements.
Temporary differences related to closure costs and finance leases
Under the “initial recognition” rules in paragraphs 15 and 24 of IAS 12 “Income Taxes”, deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination.
     The Group’s interpretation of these initial recognition rules has the result that no deferred tax asset is provided on the recognition of a provision for close down and restoration costs and the related asset, or on recognition of assets held under finance leases and the associated lease liability, except where these are recognised as a consequence of business combinations.
     On creation of a closure provision, for instance, there is no effect on accounting or taxable profit because the cost is capitalised. As a result, the initial recognition rules would appear to prevent the recognition of a deferred tax asset in respect of the provision and of a deferred tax liability in respect of the related capitalised amount.
     The temporary differences will reverse in future periods as the closure asset is depreciated and when tax deductible payments are made that are charged against the provision. Paragraph 22 of IAS 12 extends the initial recognition rules to the reversal of temporary differences on assets and liabilities to which the initial recognition rules apply. Therefore, deferred tax is not recognised on the changes in the carrying amount of the asset which result from depreciation or from the changes in the provision resulting from expenditure. When tax relief on expenditure is received this will be credited to the income statement as part of the current tax charge. The unwind of the discount applied in establishing the present value of the closure costs does affect accounting profit. Therefore, this unwinding of discount results in the recognition of deferred tax assets.

104      Rio Tinto 2008 Annual report

The application of this initial recognition exemption has given rise to diversity in practice: some companies do provide for deferred tax on closure cost provisions and the related capitalised amounts. Deferred tax accounting on initial recognition is currently the subject of an IASB/FASB convergence project which may at some future time require the Group to change this aspect of its deferred tax accounting policy.
     If the Group were to provide for deferred tax on closure costs and finance leases under EU IFRS the benefit to underlying and net earnings would have been US$39 million (2007: US$21 million) and to equity would have been US$182 million (2007: US$185 million).
Deferred tax potentially recoverable on Group tax losses
The Group has carried forward losses; mainly in the UK, French and Canadian tax groups; that have the potential to reduce tax charges in future years. Deferred tax assets have been recognised on these tax losses to the extent their recovery is probable, having regard to the projected future taxable profits of the relevant tax groups.
     The “possible tax assets” on these losses totalled US$1,000 million at 31 December 2008 (31 December 2007: US$1,196 million). Of these, US$899 million have been recognised as deferred tax assets (31 December 2007: US$868 million), leaving US$101 million (31 December 2007: US$328 million) unrecognised, as recovery is not considered probable. This amount excludes unrecognised capital losses which can only be recovered against future capital gains.
     Within the UK tax group, US$246 million in tax losses have been recognised as deferred tax assets (31 December 2007: US$162 million), with no amounts unrecognised. Within the French tax group, US$309 million in tax losses have been recognised as deferred tax assets (31 December 2007: US$407 million) with no amounts unrecognised. Within the Canadian tax group, US$172 million in tax losses have been recognised as deferred tax assets (31 December 2007: US$62 million), with no amounts unrecognised.
Exploration
Under the Group’s accounting policy, exploration and evaluation expenditure is not capitalised until the point is reached at which there is a high degree of confidence in the project’s viability and it is considered probable that future economic benefits will flow to the Group.
     The carrying values of exploration and evaluation assets are reviewed twice per annum by management and the results of these reviews are reported to the Audit committee. In the case of undeveloped projects, there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Group’s intentions for development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to orebodies, smelters or refineries currently in production and may therefore benefit from existing infrastructure and equipment.
Contingencies
Disclosure is made of material contingent liabilities unless the possibility of any loss arising is considered remote. Contingencies are disclosed in note 35 to the 2008 Full financial statements.
Underlying earnings
The Group presents “Underlying earnings” as an additional measure to provide greater understanding of the underlying business performance of its operations. The adjustments made to net earnings to arrive at underlying earnings are explained above in the section on underlying earnings.

Rio Tinto 2008 Annual report      105

No project represents the diverse portfolio at Rio Tinto more so than Oyu Tolgoi (Turquoise Hill) in the South Gobi desert of Mongolia. A modern mining complex promises to extract huge volumes of valuable copper and gold from beneath the desert steppe, and also bring change to regional and national communities on a grand and exciting scale. The people of the Gobi are preparing for transformations not only of the landscape but of their livelihoods, and a Rio Tinto initiative is equipping community members near the project for mining and construction related careers.

Production and reserves

Production and reserves

This section contains information tables and details of our assets

Metals and minerals production	108
Ore reserves	112
Mineral resources	117
Group mines	122
Group power stations	126
Group smelters and refineries	128

Broad project portfolio

Rio Tinto has a wide portfolio of projects that take us into new regions and diverse landscapes around the world

Metals and minerals production

			2008		2007		2006
			Production (a)		Production (a)		Production (a)
	Rio Tinto		Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)			share		share		share

ALUMINA (’000 tonnes)
Eurallumina (Italy) (c)	–		–	–	–	–	914	513
Gardanne (France) (d)	100.0		38	38	21	21
Gove (Australia) (d)	100.0		2,325	2,325	405	405
Jonquière (Vaudreuil) (Canada) (d)	100.0		1,370	1,370	252	252
Queensland Alumina (Australia) (d) (e)	80.0		3,842	3,074	3,816	1,766	3,871	1,494
São Luis (Alumar) (Brazil) (d)	10.0		1,504	150	288	29
Yarwun (Australia) (d)	100.0		1,293	1,293	1,260	1,260	1,240	1,240
Specialty alumina plants (Canada/France/Germany) (d)	100.0		759	759	144	144

Rio Tinto total				9,009		3,877		3,247

ALUMINIUM (refined) (’000 tonnes)
Alma (Canada) (d)	100.0		424.1	424.1	80.1	80.1
Alouette (Sept-Iles) (Canada) (d)	40.0		572.1	228.8	108.9	43.5
Alucam (Edéa) (Cameroon) (d)	46.7		91.1	42.5	18.8	8.8
Anglesey (UK) (f)	51.0		118.0	60.2	146.6	74.7	144.3	73.6
Arvida (Canada) (d)	100.0		172.2	172.2	31.8	31.8
Beauharnois (Canada) (d)	100.0		49.6	49.6	9.8	9.8
Bécancour (Canada) (d)	25.1		414.5	103.8	80.1	20.1
Bell Bay (Australia) (f)	100.0		178.5	178.5	176.9	176.9	176.2	176.2
Boyne Island (Australia) (f)	59.4		556.4	330.5	547.6	325.3	546.5	324.5
Dunkerque (France) (d)	100.0		254.1	254.1	49.5	49.5
Grande-Baie (Canada) (d)	100.0		212.1	212.1	39.7	39.7
ISAL (Reykjavik) (Iceland) (d)	100.0		187.4	187.4	35.0	35.0
Kitimat (Canada) (d)	100.0		247.3	247.3	46.8	46.8
Lannemezan (France) (d)	100.0		5.2	5.2	5.0	5.0
Laterrière (Canada) (d)	100.0		234.2	234.2	44.0	44.0
Lochaber (UK) (d)	100.0		42.9	42.9	8.3	8.3
Lynemouth (UK) (d)	100.0		164.6	164.6	33.3	33.3
Ningxia (Qingtongxia) (China) (d) (g)	50.0		162.9	81.5	30.9	15.5
Sebree (USA) (d)	100.0		197.4	197.4	36.8	36.8
Shawinigan (Canada) (d)	100.0		100.1	100.1	18.3	18.3
Sohar (Oman) (h)	20.0		48.8	9.8
SORAL (Husnes) (Norway) (d)	50.0		171.3	85.7	32.0	16.0
St-Jean-de Maurienne (France) (d)	100.0		129.8	129.8	25.2	25.2
Tiwai Point (New Zealand) (f)	79.4		315.5	250.4	351.1	278.7	335.3	266.1
Tomago (Australia) (d)	51.6		523.3	269.8	97.4	50.2

Rio Tinto total				4062.4		1473.2		840.4

BAUXITE (’000 tonnes)
Awaso (Ghana) (d) (i)	80.0		796	637	216	173
Gove (Australia) (d)	100.0		6,245	6,245	985	985
Porto Trombetas (MRN) (Brazil) (d)	12.0		18,063	2,168	3,392	407
Sangaredi (Guinea) (d)	(j	)	13,181	5,932	2,502	1,126
Weipa (Australia)	100.0		20,006	20,006	18,209	18,209	16,319	16,319

Rio Tinto total				34,987		20,900		16,319

BORATES (’000 tonnes) (k)
Rio Tinto Minerals – Boron (US)	100.0		591	591	541	541	538	538
Rio Tinto Minerals – Argentina (Argentina)	100.0		19	19	19	19	15	15

Rio Tinto total				610		560		553

COAL – HARD COKING (’000 tonnes)
Rio Tinto Coal Australia
Hail Creek Coal (Australia)	82.0		6,049	4,960	5,012	4,110	4,544	3,726
Kestrel Coal (Australia)	80.0		3,089	2,471	2,586	2,069	2,729	2,183

Rio Tinto total hard coking coal				7,431		6,179		5,909

See notes on page 111
108      Rio Tinto 2008 Annual report

			2008		2007		2006
			Production (a)		Production (a)		Production (a)
	Rio Tinto		Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)			share		share		share

COAL – OTHER* (’000 tonnes)
Rio Tinto Coal Australia
Bengalla (Australia)	30.3		5,357	1,622	5,155	1,561	5,544	1,679
Blair Athol (Australia)	71.2		10,194	7,262	7,924	5,645	10,190	7,259
Hunter Valley Operations (Australia)	75.7		10,751	8,139	10,094	7,642	12,024	9,104
Kestrel Coal (Australia)	80.0		929	744	1,035	828	863	691
Mount Thorley Operations (Australia)	60.6		2,949	1,786	2,924	1,771	3,895	2,359
Tarong Coal (Australia) (l)	–		262	262	4,510	4,510	6,979	6,979
Warkworth (Australia)	42.1		6,039	2,540	5,775	2,430	7,342	3,089

Total Australian other coal				22,356		24,388		31,159

Rio Tinto Energy America
Antelope (US)	100.0		32,474	32,474	31,267	31,267	30,749	30,749
Colowyo (US)	(m	)	4,446	4,446	5,077	5,077	5,754	5,754
Cordero Rojo (US)	100.0		36,318	36,318	36,712	36,712	36,094	36,094
Decker (US)	50.0		5,939	2,970	6,340	3,170	6,449	3,225
Jacobs Ranch (US)	100.0		38,206	38,206	34,565	34,565	36,258	36,258
Spring Creek (US)	100.0		16,341	16,341	14,291	14,291	13,181	13,181

Total US coal				130,755		125,083		125,260

Rio Tinto total other coal				153,111		149,471		156,419

COPPER (mined) (’000 tonnes)
Bingham Canyon (US)	100.0		238.0	238.0	212.2	212.2	265.6	265.6
Escondida (Chile)	30.0		1,281.7	384.5	1,405.5	421.6	1,313.4	394.0
Grasberg – Joint Venture (Indonesia) (n)	40.0		521.2	7.1	569.4	28.4	115.5	46.2
Northparkes (Australia)	80.0		24.8	19.8	43.1	34.5	83.3	66.6
Palabora (South Africa) (o)	57.7		85.1	49.1	71.4	41.2	61.5	31.1

Rio Tinto total				698.5		737.9		803.5

COPPER (refined) (’000 tonnes)
Escondida (Chile)	30.0		257.5	77.3	238.4	71.5	134.4	40.3
Kennecott Utah Copper (US)	100.0		200.6	200.6	265.6	265.6	217.9	217.9
Palabora (South Africa) (o)	57.7		75.9	43.8	91.7	52.9	81.2	40.9

Rio Tinto total				321.6		390.0		299.2

DIAMONDS (’000 carats)
Argyle (Australia)	100.0		15,076	15,076	18,744	18,744	29,078	29,078
Diavik (Canada)	60.0		9,225	5,535	11,943	7,166	9,829	5,897
Murowa (Zimbabwe)	77.8		264	205	145	113	240	187

Rio Tinto total				20,816		26,023		35,162

GOLD (mined) (’000 ounces)
Barneys Canyon (US)	100.0		5	5	11	11	15	15
Bingham Canyon (US)	100.0		368	368	397	397	523	523
Cortez/ Pipeline (US) (p)	–		72	29	538	215	444	178
Escondida (Chile)	30.0		144	43	187	56	170	51
Grasberg – Joint Venture (Indonesia) (n)	40.0		–	–	2,689	423	238	95
Greens Creek (US) (q)	–		18	12	68	48	63	44
Northparkes (Australia)	80.0		32	26	79	63	95	76
Rawhide (US) (r)	100.0		18	9	19	10	26	13
Others	–		14	8	19	11	18	9

Rio Tinto total				501		1,233		1,003

GOLD (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0		303	303	523	523	462	462

* Coal – other includes thermal coal and semi-soft coking coal.
See notes on page 111
Rio Tinto 2008 Annual report      109

Metals and minerals production continued

				2008		2007		2006
			Production (a)		Production (a)		Production (a)
	Rio Tinto		Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)			share		share		share
IRON ORE (’000 tonnes)
Corumbá (Brazil) (†)	100.0		2,032	2,032	1,777	1,777	1,982	1,982
Hamersley Iron – six wholly owned mines (Australia)	100.0		95,553	95,553	94,567	94,567	79,208	79,208
Hamersley Iron – Channar (Australia)	60.0		10,382	6,229	10,549	6,330	9,798	5,879
Hamersley Iron – Eastern Range (Australia)	(s	)	8,186	8,186	6,932	6,932	8,215	8,215
Hope Downs (Australia) (t)	50.0		10,936	5,468	64	32	–	–
Iron Ore Company of Canada (Canada)	58.7		15,830	9,295	13,229	7,768	16,080	9,442
Robe River (Australia)	53.0		50,246	26,631	51,512	27,301	52,932	28,054

Rio Tinto total				153,394		144,707		132,780

LEAD (’000 tonnes)
Greens Creek (US) (q)	–		4.6	3.2	17.0	11.9	16.9	11.9

MOLYBDENUM (’000 tonnes)
Bingham Canyon (US)	100.0		10.6	10.6	14.9	14.9	16.8	16.8

PIG IRON (’000 tonnes)
HIsmelt® (Australia)	60.0		144	87	115	69	89	53

SALT (’000 tonnes)
Dampier Salt (Australia) (u)	68.4		8,974	6,135	7,827	5,242	8,323	5,405

SILVER (mined) (’000 ounces)
Bingham Canyon (US)	100.0		3,414	3,414	3,487	3,487	4,214	4,214
Escondida (Chile)	30.0		6,167	1,850	7,870	2,361	6,646	1,994
Grasberg – Joint Venture (Indonesia) (n)	40.0		4,488	220	5,238	477	1,675	670
Greens Creek (US) (q)	–		1,815	1,275	8,646	6,075	8,866	6,230
Others	–		655	417	914	602	1,345	861

Rio Tinto total				7,176		13,002		13,968

SILVER (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0		3,252	3,252	4,365	4,365	4,152	4,152

TALC (’000 tonnes)
Rio Tinto Minerals – talc (Australia/Europe/ North America) (v)	100.0		1,163	1,163	1,281	1,281	1,392	1,392

TITANIUM DIOXIDE FEEDSTOCK (’000 tonnes)
Rio Tinto Iron & Titanium (Canada/South Africa) (w)	100.0		1,524	1,524	1,458	1,458	1,415	1,415

URANIUM (’000 lbs U3O8)
Energy Resources of Australia (Australia)	68.4		11,773	8,052	11,713	8,011	10,370	7,092
Rössing (Namibia)	68.6		8,966	6,149	6,714	4,605	7,975	5,469

Rio Tinto total				14,200		12,616		12,561

ZINC (’000 tonnes)
Greens Creek (US) (q)	–		13.9	9.8	50.8	35.7	47.5	33.4

See notes on page 111
110     Rio Tinto 2008 Annual report

Production data notes

(a)	Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined onsite, except for the data for iron ore and bauxite (beneficiated and calcined) which represent production of marketable quantities of ore.
(b)	Rio Tinto percentage share, shown above, is as at the end of 2008 and has applied over the period 2006-2008 except for those operations where the share has varied during the year and the weighted average for them is shown below. The Rio Tinto share varies at individual mines and refineries in the “others” category and thus no value is shown.
Rio Tinto share %

Operation	See note		2008	2007	2006

Queensland Alumina	(e	)	80.0	46.3	38.6
Palabora	(o	)	57.7	57.7	50.5
Dampier Salt Limited	(u	)	68.4	67.0	64.9

(c)	Rio Tinto sold its 56.2 per cent share in Eurallumina with an effective date of 31 October 2006 and production data are shown up to that date.
(d)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.
(e)	Rio Tinto held a 38.6 per cent share in QAL until 24 October 2007; this increased to 80.0 per cent following the Alcan acquisition.
(f)	Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflect hot metal production rather than saleable product tonnes.

(g)	Rio Tinto sold its 50 per cent interest in the Ningxia aluminium smelter with an effective date of 26 January 2009.
(h)	Production at the Sohar smelter commenced in the third quarter of 2008.
(i)	Rio Tinto Alcan has an 80 per cent interest in the Awaso mine but purchases the additional 20 per cent of production.
(j)	Rio Tinto has a 22.95 per cent shareholding in the Sangaredi mine but receives 45.0 per cent of production under the partnership agreement. Data have been restated to reflect a moisture content adjustment.
(k)	Borate quantities are expressed as B2O3.
(l)	Rio Tinto sold its 100 per cent interest in Tarong Coal with an effective date of 31 January 2008; production data are shown up to that date.
(m)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
(n)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(o)	Rio Tinto’s shareholding in Palabora varied during 2006 due to the progressive conversion of debentures into ordinary shares.
(p)	Rio Tinto sold its 40 per cent interest in the Cortez/Pipeline joint venture on 5 March 2008, with an effective date end of February 2008. Production data are shown up to that date.
(q)	Rio Tinto sold its 70.3 per cent share in the Greens Creek joint venture with an effective date of 16 April 2008. Production data are shown up to that date.

(r)	On the 28 October 2008, Rio Tinto increased its shareholding in the Rawhide Joint Venture from 51 per cent to 100 per cent. The previous Joint Venture shareholder continued to be entitled to 49 per cent of production until 31 December 2008; thereafter Rio Tinto will be entitled to 100 per cent.
(s)	Rio Tinto’s share of production includes 100 per cent of the production from the Eastern Range mine. Under the terms of the joint venture agreement (Rio Tinto 54 per cent), Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
(t)	Hope Downs started production in the fourth quarter of 2007.
(u)	Rio Tinto increased its shareholding in Dampier Salt Limited to 68.4 per cent at the beginning of July 2007.
(v)	Talc production includes some products derived from purchased ores.
(w)	Quantities comprise 100 per cent of QIT and 50 per cent of Richards Bay Minerals’ production.
†	In January 2009, Rio Tinto announced a definitive agreement to sell its 100 per cent interest in the Corumbá mine.

Rio Tinto 2008 Annual report      111

Ore reserves

Ore reserves and mineral resources for Rio Tinto managed operations are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2004 (the JORC Code) as required by the Australian Securities Exchange (ASX). Codes or guidelines similar to JORC with only minor regional variations have been adopted in South Africa, Canada, US, Chile, Peru, the Philippines, UK, Ireland and Europe. Together these Codes represent current best practice for reporting ore reserves and mineral resources.
     The JORC Code envisages the use of reasonable investment assumptions, including the use of projected long term commodity prices, in calculating reserve estimates. However, for US reporting, the US
Securities and Exchange Commission require historical price data to be used. For this reason, some reserves reported to the SEC in the Form 20-F may differ from those reported below.
     Ore reserve and mineral resource information in the tables below is based on information compiled by Competent Persons (as defined by JORC), or ‘recognised overseas mining professionals’ as defined by the ASX, most of whom are full time employees of Rio Tinto or related companies. Each has had a minimum of five years relevant estimation experience and is a member of a recognised professional body whose members are bound by a professional code of ethics. Each Competent Person consents to the inclusion in this report of information they have provided in the form and context in which it appears. A register of the names of the Competent Persons who are responsible for the estimates is maintained by the Company Secretaries in London and Melbourne and is available on request. Where operations are not managed by Rio Tinto the reserves are published as received from the managing company.
     The ore reserve figures in the following tables are as of 31 December 2008. Summary data for year end 2007 are shown for comparison. Metric units are used throughout. The figures used to calculate Rio Tinto’s share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures.

	Type of		Proved ore reserves		Probable ore reserves		Total ore reserves 2008 compared with 2007					Rio Tinto share
	mine		at end 2008		at end 2008
	(a)		Tonnage	Grade	Tonnage	Grade	Tonnage		Grade			Interest	Recoverable
							2008	2007	2008	2007		%	mineral

BAUXITE (b)			millions		millions		millions	millions					millions
			of tonnes	%AI2O3	of tonnes	%AI2O3	of tonnes	of tonnes	%AI2O3	%AI2O3			of tonnes
Reserves at operating mines
Gove (Australia) (c)	O/P		111	49.5	64	49.0	175	143	49.4	49.2		100.0	175
Porto Trombetas (MRN) (Brazil) (d)	O/P		147	50.8	59	50.1	205	166	50.6	51.2		12.0	25
Sangaredi (Guinea) (e)	O/P				133	52.4	133	–	52.4	–		23.0	30
Weipa (Australia) (f)	O/P		337	51.5	1,398	52.6	1,736	1,224	52.4	53.6		100.0	1,736

Total													1,966

													Marketable
													product

BORATES (g)			millions		millions		millions	millions					millions
			of tonnes		of tonnes		of tonnes	of tonnes					of tonnes
Reserves at operating mine
Rio Tinto Minerals – Boron (US)	O/P		14.2		7.1		21.3	21.5				100.0	21.3

COAL (h)		Coal	Reserves		Marketable reserves		Marketable reserves		Marketable coal quality		Avg. %
		type									Yield to give
		(i)	Proved	Probable	Proved	Probable	Total	Total			marketable		Marketable
			at end 2008		at end 2008		2008	2007	(j)	(j)	reserves		reserves

Reserves at operating mines			millions	millions	millions	millions	millions	millions	Calorific	Sulphur			millions
			of tonnes	of tonnes	of tonnes	of tonnes	of tonnes	of tonnes	value	content			of tonnes
									MJ/kg	%
Rio Tinto Energy America (US)
Antelope (US)	O/C	SC	260	36	260	36	296	325	20.59	0.24	100	100.0	296
Colowyo (US) (k)	O/C	SC	17	3	17	3	20	25	23.84	0.44	100	100.0	20
Cordero Rojo (US) (l)	O/C	SC	300	65	300	65	365	241	19.54	0.30	100	100.0	365
Decker (US)	O/C	SC	9		9		9	12	21.98	0.53	100	50.0	4
Jacobs Ranch (US)	O/C	SC	299	47	299	47	346	383	20.35	0.43	100	100.0	346
Spring Creek (US)	O/C	SC	238	49	238	49	287	295	21.75	0.33	100	100.0	287

Sub-total													1,318

See notes on page 116
112     Rio Tinto 2008 Annual report

	Type of	Coal	Reserves		Marketable reserves		Marketable reserves		Marketable coal quality		Average %
	mine	type									Yield to give
	(a)	(i)	Proved	Probable	Proved	Probable	Total	Total			marketable	Interest		Marketable
			at end 2008		at end 2008		2008	2007	(j)	(j)	reserves	%		reserves

COAL (h) (continued)			millions	millions	millions	millions	millions	millions	Calorific	Sulphur				millions
			of tonnes	of tonnes	of tonnes	of tonnes	of tonnes	of tonnes	value	content				of tonnes
									MJ/kg	%

Rio Tinto Coal Australia
Bengalla (Australia)	O/C	SC	94	81	70	62	132	137	28.21	0.47	75	30.3		40
Blair Athol (Australia)	O/C	SC	33	0.5	29	0.3	29	37	26.17	0.31	87	71.2		21
Hail Creek (Australia)	O/C	MC	145	102	93	73	167	174	32.20	0.35	68	82.0		137
Hunter Valley Operations (Australia) (m)	O/C	SC+MC	390	94	267	63	330	298	28.78	0.57	68	75.7		250
Kestrel Coal (Australia)	U/G	SC+MC	58	100	49	83	131	136	31.60	0.59	83	80.0		105
Mount Thorley Operations (Australia)	O/C	SC+MC	31	5	21	3	24	23	29.41	0.43	65	60.6		14
Warkworth (Australia) (n)	O/C	SC+MC	241	185	157	121	278	242	30.67	0.44	65	42.1		117

Sub-total														684

Total reserves at operating mines														2,002

Other undeveloped reserves (o)
Rio Tinto Coal Australia
Clermont (Australia)	O/C	SC	193	5	185	4	189	189	27.90	0.33	96	50.1		95
Mount Pleasant (Australia)	O/C	SC		459		350	350	350	26.73	0.51	76	75.7		265

Total undeveloped reserves														360

		Type of	Proved ore reserves		Probable ore reserves		Total ore reserves 2008 compared with 2007					Rio Tinto share
		mine	at end 2008		at end 2008						Average
		(a)									mill
			Tonnage	Grade	Tonnage	Grade	Tonnage		Grade		recovery	Recoverable
							2008	2007	2008	2007	%			metal

COPPER			millions		millions		millions	millions						millions
			of tonnes	%Cu	of tonnes	%Cu	of tonnes	of tonnes	%Cu	%Cu				of tonnes
Reserves at operating mines
Bingham Canyon (US)		O/P	359	0.53	259	0.39	618	612	0.47	0.51	86	100.0		2.525
Escondida (Chile)
– sulphide		O/P	732	1.16	958	1.05	1,690	1,704	1.10	1.14	85	30.0		4.756
– sulphide leach		O/P	717	0.55	1,486	0.54	2,202	2,399	0.54	0.55	33	30.0		1.177
– oxide (p)		O/P	88	0.87	48	1.07	137	158	0.94	0.88	68	30.0		0.264
Grasberg (Indonesia)		O/P+U/G	823	1.11	1,842	0.97	2,665	2,712	1.01	1.04	89	(q	)	7.201
Northparkes (Australia)
– open pit and stockpiles (r)		O/P	7.2	0.53	2.7	0.37	9.8	0.7	0.48	0.69	85	80.0		0.032
– underground (s)		U/G			81	0.83	81	47	0.83	0.97	89	80.0		0.478
Palabora (South Africa) (t)		U/G	91	0.62			91	104	0.62	0.62	88	57.7		0.284

Total														16.718

Reserves at development projects
Eagle (US) (u)		U/G			3.6	2.93	3.6	3.2	2.93	3.04	95	100.0		0.102
Oyu Tolgoi (Mongolia)
– Southern Oyu		O/P	127	0.58	803	0.48	930	930	0.50	0.50	87	9.9		0.399

Total														0.500

											Recoverable
											diamonds

DIAMONDS (b)			millions	carats	millions	carats	millions	millions	carats	carats				millions
			of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne				of carats
Reserves at operating mines
Argyle (Australia)		O/P+U/G	19	1.3	70	2.3	89	94	2.1	2.1		100.0		188.6
Diavik (Canada) (v)		O/P+U/G	7	2.7	13	3.4	20	22	3.1	3.5		60.0		37.9
Murowa (Zimbabwe)		O/P			21	0.7	21	21	0.7	0.7		77.8		11.0

Total														237.6

See notes on page 116
Rio Tinto 2008 Annual report      113

Ore reserves continued

	Type of	Proved ore reserves		Probable ore reserves			Total ore reserves 2008 compared with 2007						Rio Tinto share
	mine		at end 2008		at end 2008					Average
	(a)									mill
		Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	recovery	Interest		Recoverable
						2008	2007	2008	2007	%	%		metal

		millions	grammes	millions	grammes	millions	millions	grammes	grammes				millions
GOLD		of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne				of ounces
Reserves at operating mines
Bingham Canyon (US)	O/P	359	0.30	259	0.23	618	612	0.27	0.29	64	100.0		3.396
Cortez/Pipeline (US) (w)	O/P+U/G					–	130	–	2.73	–			–
Grasberg (Indonesia)	O/P+U/G	823	1.11	1,842	0.79	2,665	2,712	0.89	0.90	70	(q	)	13.785
Greens Creek (US) (x)	U/G					–	7.7	–	3.68	–			–
Northparkes (Australia)
– open pit and stockpiles (r)	O/P	7.2	0.40	2.7	0.20	9.8	0.7	0.34	0.58	76	80.0		0.066
– underground (s)	U/G			81	0.31	81	47	0.31	0.40	73	80.0		0.470

Total													17.717

Reserves at development project
Oyu Tolgoi (Mongolia)
– Southern Oyu	O/P	127	0.93	803	0.27	930	930	0.36	0.36	71	9.9		0.753

													Marketable
													product

		millions		millions		millions	millions						millions
IRON ORE (b)		of tonnes	%Fe	of tonnes	%Fe	of tonnes	of tonnes	%Fe	%Fe				of tonnes
Reserves at operating mines
Corumbá (Brazil) †	O/P	102	66.9	107	67.0	209	210	67.0	67.0		100.0		209
Hamersley Iron wholly owned (Australia)
– Brockman 2 (Brockman ore) (y)	O/P	14	62.7	6	62.8	20	25	62.7	62.7		100.0		20
– Brockman 4 (Brockman ore)	O/P	366	62.2	255	61.9	621	570	62.0	62.3		100.0		621
– Marandoo (Marra Mamba ore) (z)	O/P	52	62.0	7	59.6	59	50	61.7	61.7		100.0		59
– Mt Tom Price (Brockman ore) (aa)	O/P	41	64.1	52	64.6	93	125	64.4	64.4		100.0		93
– Mt Tom Price (Marra Mamba ore)	O/P	31	61.4	3	59.4	34	33	61.2	61.2		100.0		34
– Nammuldi (Marra Mamba ore)	O/P	21	61.4	3	60.0	24	30	61.3	61.2		100.0		24
– Paraburdoo (Brockman ore) (bb)	O/P	10	63.6	4	62.9	14	28	63.4	63.9		100.0		14
– Paraburdoo (Marra Mamba ore)	O/P			0.9	63.1	0.9	0.8	63.1	63.3		100.0		0.9
– Western Turner Syncline (Brockman ore) (cc)	O/P	222	62.5	92	60.6	313	–	61.9	–		100.0		313
– Yandicoogina (Pisolite ore HG) (dd)	O/P	225	58.5	4	58.5	229	277	58.5	58.7		100.0		229
– Yandicoogina (Process Product) (ee)	O/P	146	58.2			146	119	58.2	58.5		100.0		146
Hamersley Iron – Channar (Australia)
– Brockman ore (ff)	O/P	67	63.4	22	63.0	89	106	63.3	63.4		60.0		54
Hamersley Iron – Eastern Range (Australia)
– Brockman ore (ff)	O/P	63	63.0	22	63.0	85	111	63.0	63.2		54.0		46
Hope Downs (Marra Mamba ore)	O/P	28	61.8	315	61.4	343	344	61.4	61.4		50.0		172
Iron Ore Company of Canada (Canada) (gg)	O/P	394	65.0	176	65.0	571	538	65.0	65.0		58.7		335
Robe River (Australia)
– Pannawonica (Pisolite ore)	O/P	250	57.3	37	56.6	287	304	57.2	57.2		53.0		152
– West Angelas (Marra Mamba ore)	O/P	178	62.1	195	61.5	373	392	61.8	61.8		53.0		198

Total													2,720

													Recoverable
													metal

		millions		millions		millions	millions						millions
LEAD		of tonnes	%Pb	of tonnes	%Pb	of tonnes	of tonnes	%Pb	%Pb				of tonnes
Reserves at operating mine
Greens Creek (US) (x)	U/G					–	7.7	–	3.79	–			–

See notes on page 116
114     Rio Tinto 2008 Annual report

	Type of mine (a)	Proved ore reserves		Probable ore reserves		Total ore reserves 2008 compared with 2007					Rio Tinto share
		at end 2008		at end 2008						Average Mill recovery %

		Tonnage	Grade	Tonnage	Grade	Tonnage		Grade			Interest		Recoverable
						2008	2007	2008	2007		%		metal

MOLYBDENUM		millions of tonnes	%Mo	millions of tonnes	%Mo	millions of tonnes	millions of tonnes	%Mo	%Mo				millions of tonnes
Reserves at operating mine
Bingham Canyon (US) (hh)	O/P	359	0.044	259	0.044	618	612	0.044	0.045	67	100.0		0.182

NICKEL		millions of tonnes	%Ni	millions of tonnes	%Ni	millions of tonnes	millions of tonnes	%Ni	%Ni				millions of tonnes
Reserves at development project
Eagle (US) (u)	U/G			3.6	3.47	3.6	3.2	3.47	3.9	84	100.0		0.106

SILVER		millions of tonnes	grammes per tonne	millions of tonnes	grammes per tonne	millions of tonnes	millions of tonnes	grammes per tonne	grammes per tonne				millions of ounces
Reserves at operating mines
Bingham Canyon (US)	O/P	359	2.43	259	1.80	618	612	2.16	2.35	73	100.0		31.576
Grasberg (Indonesia)	O/P+U/G	823	4.30	1,842	4.25	2,665	2,712	4.26	4.11	70	(q	)	82.693
Greens Creek (US) (x)	U/G					–	7.7	–	471	–			–

Total													114.269

													Marketable
													product

TALC (g)		millions		millions		millions	millions						millions
		of tonnes		of tonnes		of tonnes	of tonnes						of tonnes
Reserves at operating mines
Rio Tinto Minerals – talc (ii)	O/P+U/G	24.3		6.2		30.6	33.5				100.0		30.6
(Europe/North America/Australia)

TITANIUM DIOXIDE FEEDSTOCK (g)		millions		millions		millions	millions						millions
		of tonnes		of tonnes		of tonnes	of tonnes						of tonnes
Reserves at operating mines
QIT (Canada)	O/P	28.6		23.5		52.1	53.5				100.0		52.1
QMM (Madagascar)	D/O	11.8		0.5		12.2	12.4				80.0		9.8
RBM (South Africa)	D/O	5.7		18.6		24.3	24.2				50.0		12.1

Total													74.1

													Recoverable
													metal

URANIUM		millions		millions		millions	millions						millions
		of tonnes	%U308	of tonnes	%U308	of tonnes	of tonnes	%U308	%U308				of tonnes
Reserves at operating mines
Energy Resources of Australia
(Australia) – Ranger #3	O/P	27.0	0.135	3.2	0.232	30.2	32.1	0.146	0.155	86.38	68.4		0.026
Rössing (Namibia) (jj)	O/P	34.2	0.035	156.1	0.034	190.3	150.2	0.034	0.037	85.00	68.6		0.038

Total reserves at operating mines													0.064

ZINC		millions		millions		millions	millions						millions
		of tonnes	%Zn	of tonnes	%Zn	of tonnes	of tonnes	%Zn	%Zn				of tonnes
Reserves at operating mine
Greens Creek (US) (x)	U/G					–	7.7	–	10.18	–			–

See notes on page 116

Rio Tinto 2008 Annual report      115

Notes

(a)	Type of mine: O/P = open pit, O/C = open cut, U/G = underground, D/O = dredging operation.
(b)	Reserves of iron ore, bauxite and diamonds are shown as recoverable reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
(c)	Following completion of drilling, economic and technical studies at Gove, reserves have increased.
(d)	The increase in reserves at Porto Trombetas operations results from updated models incorporating additional drilling.
(e)	Following the completion of technical and economic studies Sangaredi reserves are presented for the first time.
(f)	Following economic and technical studies at Weipa, reserves have increased.
(g)	Reserves of industrial minerals are expressed in terms of marketable product, i.e. after all mining and processing losses. In the case of borates, the marketable product is B2O3.
(h)	For coal, the yield factors shown reflect the impact of further processing, where necessary, to provide marketable coal.
(i)	Coal type: SC = steam/thermal coal; MC = metallurgical/coking coal.
(j)	Analyses of coal from the US were undertaken according to ‘American Standard Testing Methods’ (ASTM) on an ‘As Received’ moisture basis whereas the coals from Australia have been analysed on an ‘Air Dried’ moisture basis according to Australian Standards (AS). MJ/kg = megajoules per kilogramme.
(k)	During 2008, Rio Tinto acquired a 100 per cent interest in the Colowyo mine, having previously held a partnership interest. The decrease in reserves follows production.
(l)	Reserves at Cordero Rojo have increased following the acquisition of a federal lease, drilling and technical studies.

(m)	Hunter Valley reserves increased commensurate with technical and economic studies, followed by pit redesigns.
(n)	Updated economic studies have led to an increase in reserves at Warkworth.
(o)	The term ‘other undeveloped reserves’ is used here to describe material that is economically viable on the basis of technical and economic studies but for which mining and processing permits may have yet to be requested or obtained. There is a reasonable, but not absolute, certainty that the necessary permits will be issued and that mining can proceed when required.
(p)	Changes in the Escondida reserves resulted from technical studies.
(q)	Under the terms of a joint venture agreement between Rio Tinto and FCX, Rio Tinto is entitled to a direct 40 per cent share in reserves discovered after 31 December 1994 and it is this entitlement that is shown.
(r)	Open pit reserves at Northparkes have increased as a result of upgrading of resources.
(s)	The increase in underground reserves at Northparkes results from updated models following additional drilling, technical studies and the application of new economic parameters.
(t)	Production, combined with technical updates have led to a reduction of reserves at Palabora.
(u)	Additional drilling, mine design changes and upgrade of resources have yielded further reserves at Eagle.
(v)	Production depletion and technical studies have resulted in a slight decrease in grade of the remaining reserve at Diavik.
(w)	On 5 March 2008, Rio Tinto completed the sale of its interest in the Cortez joint venture to its partner.
(x)	On 16 April 2008, Rio Tinto completed the sale of its interest in the Greens Creek joint venture to its partner.

(y)	Hamersley Iron – Brockman 2 reserves decreased commensurate with production and pit redesigns.
(z)	An increase in Marandoo reserves resulted from upgrade of resources, a new geological model and pit redesign.
(aa)	A model update followed by pit redesign led to decreased Mt Tom Price (Brockman ore) reserves.
(bb)	A decrease in Paraburdoo (Brockman ore) reserves followed from production depletion and a pit redesign.
(cc)	Following completion of technical and economic studies the reserve at Western Turner Syncline is reported for the first time.
(dd)	Yandicoogina (pisolite ore HG) reserves reduced as a result of production and technical studies.
(ee)	Remodelling and technical studies led to reserve increases for Yandicoogina (process product).
(ff)	Channar and Eastern Range reserve depletions result from production, technical studies and pit redesign.
(gg)	Reserves at Iron Ore Company of Canada (IOC) are reported as marketable product, using process upgrade factors derived from current IOC concentrating and pellet operations. The mined material equivalent is 1,393 million tonnes at 38 per cent iron.
(hh)	Molybdenum grades reflect reconciliation of model and plant grades.
(ii)	Rio Tinto Minerals – Talc reserves declined with production and mine redesigns.
(jj)	Reserves at Rössing have increased as a result of conversion of resources to reserves and the development of a new pit design incorporating a new resource model and results from additional drilling.
†	In January 2009, Rio Tinto announced that it had signed a definitive agreement to sell its 100 per cent interest in the Corumbá mine.

116      Rio Tinto 2008 Annual report

Mineral resources

As required by the Australian Securities Exchange, the following tables contain details of other mineralisation that has a reasonable prospect of being economically extracted in the future but which is not yet classified as Proved or Probable Reserves. This material is defined as Mineral Resources under the JORC Code. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgement of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proved or Probable Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future.
Resources are stated as additional to the reserves reported earlier. Where operations are not managed by Rio Tinto the resources are published as received from the managing company. Where new project resources are reported for the first time, additional information about them can be viewed on the Rio Tinto web site, in the section titled ‘what we produce’.

	Likely	Measured resources			Indicated resources		Inferred resources		Total resources 2008 compared with 2007				Rio Tinto
	mining	at end 2008			at end 2008		at end 2008						interest
	method	Tonnage		Grade	Tonnage	Grade	Tonnage	Grade	Tonnage		Grade		%
	(a)								2008	2007	2008	2007

BAUXITE		millions			millions		millions		millions	millions
		of tonnes		%Al2O3	of tonnes	% Al2O3	of tonnes	%Al2O3	of tonnes	of tonnes	%Al2O3	%Al2O3
Gove (Australia)	O/P	11		49.6	32	49.6	3	50.3	46	83	49.7	50.1	100.0
Porto Trombetas (MRN) (Brazil)	O/P						401	50.0	401	444	50.0	50.0	12.0
Sangaredi (Guinea) (b)	O/P	91		48.9	169	48.4	188	48.1	448	661	48.4	49.5	23.0
Ducie-Wenlock (Australia) (c)	O/P						453	51.8	453	–	51.8	–	100.0
Weipa (Australia) (c)	O/P	75		50.2	1,528	50.6			1,603	2,219	50.6	50.9	100.0

BORATES		millions			millions		millions		millions	millions
		of tonnes			of tonnes		of tonnes		of tonnes	of tonnes
Rio Tinto Minerals – Boron (US)	O/P	5.3					0.1		5.4	5.4			100.0
Jadar (Serbia) (d)	U/G						9.0		9.0	–			100.0

		Coal type			Coal resources at end 2008
		(e	)		Measured	Indicated	Inferred

COAL					millions	millions	millions		millions	millions
					of tonnes	of tonnes	of tonnes		of tonnes	of tonnes
Chapudi (South Africa)	O/C	SC			90	220	730		1,040	1,040			59.1
Rio Tinto Coal Australia (Australia)
Bengalla	O/C+U/G	SC			30	81	59		170	170			30.3
Blair Athol (f)	O/C	SC			7	0.5			7	–			71.2
Clermont	O/C	SC			11		3.7		15	15			50.1
Hail Creek (f)	O/C	MC				176	260		435	235			82.0
Hunter Valley Operations	O/C+U/G	SC+MC			119	526	686		1,331	1,392			75.7
Kestrel Coal	U/G	MC			9	0.1			9	9			80.0
Kestrel West	U/G	SC+MC				153			153	153			80.0
Lake Elphinstone	O/C	SC+MC				61	17		78	78			82.0
Maules Creek (g)	O/C	SC+MC			57	218	123		398	680			75.7
Mount Pleasant	O/C+U/G	SC+MC			200	218	281		699	699			75.7
Mount Thorley Operations	U/G	SC+MC				48	65		113	115			60.6
Oaklands	O/C	SC			480	800			1,280	1,280			75.7
Valeria	O/C	SC			200	240			440	440			71.2
Vickery	O/C+U/G	SC+MC			100	200			300	300			75.7
Warkworth (h)	O/C+U/G	SC+MC			5	247	351		604	423			42.1
Winchester South	O/C	SC+MC			90	7			97	97			75.0

Rio Tinto Energy America (US)
Antelope	O/C	SC			31	30	12		73	73			100.0
Colowyo	O/C+U/G	SC			161	68	21		250	248			100.0
Cordero Rojo (i)	O/C	SC			57	87			144	–			100.0
Decker (j)	O/C	SC			39				39	43			50.0

See notes on page 121
Rio Tinto 2008 Annual report      117

Mineral resources continued

	Likely	Measured resources		Indicated resources		Inferred resources		Total resources 2008 compared with 2007				Rio Tinto
	mining	at end 2008		at end 2008		at end 2008						interest
	method	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	%
	(a)							2008	2007	2008	2007

COPPER		millions		millions		millions		millions	millions
		of tonnes	%Cu	of tonnes	%Cu	of tonnes	%Cu	of tonnes	of tonnes	%Cu	%Cu
Bingham Canyon (US) (k)	O/P			173	0.55	476	0.44	649	9	0.47	0.34	100.0
Eagle (US) (l)	U/G			0.5	2.15	0.4	2.07	0.9	0.6	2.12	2.34	100.0
Escondida (Chile) (m)
– sulphide	O/P	3.9	0.77	85	0.80	614	0.89	703	740	0.88	0.83	30.0
– sulphide leach	O/P	81	0.44	498	0.43	3,583	0.48	4,162	3,612	0.47	0.47	30.0
– oxide	O/P					31	0.81	31	39	0.81	0.86	30.0
Grasberg (Indonesia)	O/P+U/G	617	0.64	1,985	0.56	237	0.26	2,838	3,049	0.56	0.55	(n	)
La Granja (Peru) (o)	O/P					2,770	0.51	2,770	–	0.51	–	100.0
Northparkes (Australia)
– open pit (p)	O/P							–	12.0	–	0.49	80.0
– underground (q)	U/G	8.6	0.95	2.5	0.71			11.1	18	0.90	0.79	80.0
Oyu Tolgoi (Mongolia)
– South Oyu	O/P			189	0.43	267	0.34	456	456	0.38	0.38	9.9
– Heruga (r)	U/G					760	0.48	760	–	0.48	–	13.5
– Hugo South	U/G					490	1.05	490	490	1.05	1.05	9.9
– Hugo North	U/G			703	1.82	723	0.97	1,426	1,426	1.39	1.39	9.9
– Hugo North Extension	U/G			117	1.80	96	1.15	213	213	1.51	1.51	13.5
Palabora (South Africa) (s)
– stockpiles		7.1	0.29					7.1	7.9	0.29	0.31	57.7
Resolution (US) (t)	U/G					1,341	1.51	1,341	–	1.51	–	55.0

DIAMONDS		millions	carats	millions	carats	millions	carats	millions	millions	carats	carats
		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Argyle (Australia)
– AK1 pipe	O/P+U/G	40	2.9	27	3.1	9	2.1	77	75	2.9	2.9	100.0
– Alluvials	O/P	11	0.2	8	0.2	9	0.2	28	28	0.2	0.2	100.0
Bunder (India) (u)	O/P					37	0.7	37	–	0.7	–	100.0
Diavik (Canada)	O/P+U/G			4.1	3.1	3.9	3.2	8.1	7.7	3.1	3.1	60.0
Murowa (Zimbabwe)	O/P					1.4	0.4	1.4	1.4	0.4	0.4	77.8

GOLD		millions	grammes	millions	grammes	millions	grammes	millions	millions	grammes	grammes
		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Bingham Canyon (US) (k)	O/P			173	0.22	476	0.17	649	9	0.18	0.28	100.0
Cortez/Pipeline (US) (v)	O/P+U/G							–	87	–	2.30
Eagle (US) (l)	U/G			0.5	0.18	0.4	0.19	0.9	–	0.19	–	100.0
Grasberg (Indonesia)	O/P+U/G	617	0.55	1,985	0.51	237	0.24	2,838	3,049	0.49	0.49	(n	)
Greens Creek (US) (w)	U/G							–	2.4	–	4.43
Northparkes (Australia)
– open pit (p)	O/P							–	12	–	0.35	80.0
– underground (q)	U/G	8.6	0.35	2.5	0.12			11.1	18	0.29	0.29	80.0
Oyu Tolgoi (Mongolia)
– South Oyu	O/P			189	0.27	267	0.23	456	456	0.25	0.25	9.9
– Heruga (r)	U/G					760	0.55	760	–	0.55	–	13.5
– Hugo South	U/G					490	0.09	490	490	0.09	0.09	9.9
– Hugo North	U/G			703	0.39	723	0.30	1,426	1,426	0.34	0.34	9.9
– Hugo North Extension	U/G			117	0.61	96	0.31	213	213	0.48	0.48	13.5
Wabu (Indonesia)	O/P					43	2.56	43	43	2.56	2.56	(n	)

See notes on page 121
118      Rio Tinto 2008 Annual report

	Likely	Measured resources		Indicated resources		Inferred resources		Total resources 2008 compared with 2007				Rio Tinto
	mining	at end 2008		at end 2008		at end 2008						interest

	method	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage		Grade		%

	(a)
								2008	2007	2008	2007

IRON ORE		millions of tonnes	%Fe	millions of tonnes	%Fe	millions of tonnes	%Fe	millions of tonnes	millions of tonnes	%Fe	%Fe
Corumbá (Brazil) †	O/P	38	64.1	51	63.4	493	62.6	583	583	62.7	62.7	100.0
Hamersley Iron wholly owned (Australia)
– Brockman 2	O/P	5	62.9			5	62.8	10	10	62.9	62.6	100.0
– Brockman 4	O/P	15	62.1	15	61.9	5	62.6	35	35	62.1	62.1	100.0
– Marandoo Marra Mamba (x)	O/P	225	62.8	55	62.5	125	62.9	405	560	62.8	62.4	100.0
– Mt Tom Price high grade (y)	O/P	35	63.2	85	63.6	10	64.4	130	100	63.5	63.9	100.0
– Mt Tom Price low grade	O/P	25	56.8	30	55.9	5	55.0	60	60	56.2	55.9	100.0
– Mt Tom Price Marra Mamba (z)	O/P	15	61.7	5	62.3			20	15	61.9	61.8	100.0
– Nammuldi Detrital	O/P	5	60.4	75	60.7			80	80	60.7	60.7	100.0
– Nammuldi Marra Mamba	O/P	155	62.8	120	62.6			275	275	62.7	62.8	100.0
– Paraburdoo Brockman (aa)	O/P	30	62.9	40	63.6	35	63.4	105	90	63.3	63.6	100.0
– Western Turner Syncline (bb)	O/P	40	62.4	15	62.0	5	61.8	60	–	62.2	–	100.0
– Yandicoogina	O/P	280	58.0	355	58.0	35	57.5	670	675	58.0	57.9	100.0
Hamersley Iron undeveloped resources (cc)
– Brockman	O/P	40	62.6	1,190	62.5	2,420	62.5	3,650	3,780	62.5	62.5	(cc)
– Brockman Process ore (dd)	O/P	210	57.6	430	57.8	520	56.7	1,160	1,785	57.3	55.6	(cc)
– Marra Mamba	O/P			665	62.2	1,550	62.2	2,215	2,110	62.2	62.2	(cc)
– Channel Iron deposits	O/P					1,750	57.0	1,750	1,750	57.0	57.0	100.0
– Detrital deposits (ee)	O/P	5	63.4	120	61.7	40	61.9	165	195	61.8	61.8	100.0
Hamersley Iron – Channar (Australia) (ff)
– Brockman	O/P	30	61.8	5	61.7			35	25	61.8	61.9	60.0
Hamersley Iron – Eastern Range (Australia)
– Brockman	O/P	10	61.6	5	61.7	15	61.8	30	30	61.7	61.7	54.0
Hope Downs (Australia)
– Hope Downs 1 Marra Mamba (gg)	O/P	5	61.7	80	61.9	20	60.2	105	95	61.6	61.4	50.0
– Hope Downs 1 Detritals (hh)	O/P			10	60.2	5	58.8	15	25	59.7	59.5	50.0
Hope Downs undeveloped resources
– Brockman (ii)	O/P	95	62.6	85	61.6	295	62.1	475	385	62.1	62.2	50.0
– Brockman Process ore	O/P	60	57.0	5	57.2	120	57.7	185	195	57.5	56.8	50.0
– Marra Mamba and Detritals	O/P					220	61.1	220	220	61.1	61.1	50.0
Iron Ore Company of Canada (Canada) (jj)	O/P	169	65.0	448	65.0	624	65.0	1,240	1,449	65.0	65.0	58.7
Palabora (South Africa)	O/P			240	55.9			240	240	55.9	56	57.7
Robe River (Australia)
– Marra Mamba	O/P	55	62.0	145	62.1			200	190	62.1	62.3	53.0
– Pisolite (kk)	O/P	85	56.9			20	56.8	105	135	56.9	56.4	53.0
Robe River undeveloped resources
– Marra Mamba	O/P			290	61.3	165	59.5	455	445	60.7	60.6	53.0
– Pisolite	O/P	50	58.9	995	58.4	490	57.6	1,535	1,530	58.2	58.1	53.0
– Detritals (ll)	O/P					35	61.0	35	–	61.0	–	53.0
Simandou (Guinea) (mm)	O/P			1,300	66.0	955	65.9	2,254	–	66.0	–	95.0

LEAD		millions of tonnes	%Pb	millions of tonnes	%Pb	millions of tonnes	%Pb	millions of tonnes	millions of tonnes	%Pb	%Pb
Greens Creek (US) (w)	U/G							–	2.4	–	3.92

LITHIUM		millions of tonnes	%Li2O	millions of tonnes	%Li2O	millions of tonnes	%Li2O	millions of tonnes	millions of tonnes	%Li2O	%Li2O
Jadar (Serbia) (d)	U/G					114.6	1.8	114.6	–	1.8	–	100.0

MOLYBDENUM		millions of tonnes	%Mo	millions of tonnes	%Mo	millions of tonnes	%Mo	millions of tonnes	millions of tonnes	%Mo	%Mo
Bingham Canyon (US) (k)	O/P			173	0.036	476	0.033	649	9	0.034	0.039	100.0
Oyu Tolgoi (Mongolia)
– Heruga (r)	U/G					760	0.015	760	–	0.015	–	13.5
Resolution (US) (t)	U/G					1,341	0.040	1,341	–	0.040	–	55.0

See notes on page 121

Rio Tinto 2008 Annual report      119

Mineral resources continued

	Likely mining	Measured resources		Indicated resources		Inferred resources		Total resources 2008 compared with 2007				Rio Tinto
	method	at end 2008		at end 2008		at end 2008						interest
	(a)	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage		Grade		%
								2008	2007	2008	2007

NICKEL		millions of tonnes	%Ni	millions of tonnes	%Ni	millions of tonnes	%Ni	millions of tonnes	millions of tonnes	%Ni	%Ni
Eagle (US) (l)	U/G			0.5	3.16	0.4	2.28	0.9	0.6	2.78	2.65	100.0
Sulawesi (Indonesia) (nn)	O/P					162	1.62	162	–	1.62	–	100.0

POTASH		millions of tonnes	%KCl	millions of tonnes	%KCl	millions of tonnes	%KCl	millions of tonnes	millions of tonnes	%KCl	%KCl
Potasio Rio Colorado (Argentina) (oo)†	S/M			361	34.2	665	30.8	1,026	1,037	32.0	32.1	100.0

SILVER		millions of tonnes	grammes per tonne	millions of tonnes	grammes per tonne	millions of tonnes	grammes per tonne	millions of tonnes	millions of tonnes	grammes per tonne	grammes per tonne
Bingham Canyon (US) (k)	O/P			173	2.3	476	2.0	649	9	2.1	1.7	100.0
Grasberg (Indonesia)	O/P+U/G	617	3.4	1,985	3.3	237	1.3	2,838	3,049	3.2	3.2	(n	)
Greens Creek (US) (w)	U/G							–	2.4	–	458
Wabu (Indonesia)	O/P					43	2.5	43	43	2.5	2.5	(n	)

TALC		millions of tonnes		millions of tonnes		millions of tonnes		millions of tonnes	millions of tonnes
Rio Tinto Minerals – talc	O/P+U/G	20		29		32		81	80			100.0
(Australia/Europe/N America)

TITANIUM DIOXIDE FEEDSTOCK		millions of tonnes		millions of tonnes		millions of tonnes		millions of tonnes	millions of tonnes
QIT (Canada)	O/P	4.1						4.1	4.1			100.0
QMM (Madagascar)	D/O	0.2		35.9		1.8		37.9	38.8			80.0
RBM (South Africa) (pp)	D/O			1.2		0.1		1.3	3.0			50.0

URANIUM		millions of tonnes	%U3O8	millions of tonnes	%U3O8	millions of tonnes	%U3O8	millions of tonnes	millions of tonnes	%U3O8	%U3O8
Energy Resources of Australia (Australia)
– Jabiluka	U/G	1.2	0.887	13.9	0.520	10.0	0.545	25.1	25.1	0.547	0.547	68.4
– Ranger #3 (qq)	O/P	60.5	0.062	61.7	0.113	6.1	0.134	128.3	42.4	0.090	0.119	68.4
Rössing (Namibia) (rr)	O/P	8.7	0.022	92.9	0.021	12.9	0.023	114.5	191.3	0.021	0.023	68.6

ZINC		millions of tonnes	%Zn	millions of tonnes	%Zn	millions of tonnes	%Zn	millions of tonnes	millions of tonnes	%Zn	%Zn
Greens Creek (US) (w)	U/G							–	2.4	–	10.12
La Granja (Peru) (o)	O/P					2,770	0.10	2,770	–	0.10	–	100.0

See notes on page 121
120      Rio Tinto 2008 Annual report

Notes

(a)	Likely mining method: O/P = open pit; O/C = open cut; U/G = underground; D/O = dredging operation; S/M = solution mining.
(b)	Following completion of technical and economic studies some resources at Sangaredi were upgraded to reserves.
(c)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007 and Ducie-Wenlock resources are presented here for the first time. The Weipa deposit includes the resource for Ely as the deposit is contiguous. Resources at Weipa decreased through conversion to reserves. Rio Tinto has an 80 per cent interest in the Awaso mine in Ghana but the resource estimate is still under review.
(d)	Following completion of technical and economic studies the resource at Jadar is reported for the first time. The borate resource tonnage is expressed in terms of marketable product, whereas the lithium resource is expressed as in situ tonnes.
(e)	Coal type: SC = steam/thermal coal, MC = metallurgical/coking coal.
(f)	Following completion of economic studies at Blair Athol and Hail Creek, coal resources have been increased.
(g)	Resources at Maules Creek have decreased as a result of economic studies.
(h)	Following completion of economic studies coal resources have been increased at Warkworth.
Technical studies have led to a reclassification of resources.
(i)	Resources at Cordero Rojo have increased following the acquisition of a federal lease, drilling and technical studies.
(j)	Resources at Decker have decreased as a result of upgrading resources to reserves and technical studies.
(k)	Resources at Bingham Canyon have increased as a result of updates to the resource model with additional drilling and technical and economic studies. Molybdenum grades reflect reconciliation of model and plant grades.
(l)	Resources at Eagle have increased as a result of the development of a new resource model incorporating data from additional drilling.
(m)	Changes in inferred resources at Escondida resulted from technical and economic studies as well as additional drilling.
(n)	Under the terms of a joint venture agreement between Rio Tinto and FCX, Rio Tinto is entitled to a direct 40 per cent share in resources discovered after 31 December 1994.
(o)	Rio Tinto acquired La Granja during 2005 and resources are presented here for the first time following technical and economic studies. The timeline and options for development for this project are under review given the current global economic setting.
(p)	Open pit resources at Northparkes have decreased as a result of upgrading to reserves.
(q)	Underground resources at Northparkes have decreased as a result of upgrading resources to reserves and technical studies.
(r)	Following completion of technical and economic studies the resource at Heruga is reported for the first time.
(s)	Stockpiles at Palabora decreased as the material was transferred for processing.
(t)	Following completion of technical and economic studies the resource at Resolution is reported for the first time.
(u)	Following completion of technical and economic studies the resource at Bunder is reported for the first time.
(v)	On 5 March 2008, Rio Tinto completed the sale of its interest in the Cortez joint venture to its partner.
(w)	On 16 April 2008, Rio Tinto completed the sale of its interest in the Greens Creek joint venture to its partner.
(x)	Resources at Marandoo Marra Mamba have decreased following the development of new resource models incorporating additional drilling as well as conversion of resources to reserves.
(y)	Mt Tom Price high grade resources have increased due to new pit designs and resource model.
(z)	Mt Tom Price Marra Mamba resources have increased due to a new pit design and resource model.
(aa)	Paraburdoo Brockman resources have increased due to new pit designs and resource models.
(bb)	Following completion of technical and economic studies the resource at Western Turner Syncline is reported for the first time.
(cc)	Resources in this category consist of 32 deposits, 24 of which are wholly owned by Hamersley Iron. The Shovelanna resource (50 per cent Hamersley Iron) is not included as mining lease applications are currently awaiting grant.
(dd)	Hamersley Brockman process ore resources have decreased following technical studies.
(ee)	Detrital resources have decreased following geological re-evaluation.

(ff)	Channar resources have increased due to a new pit design and resource model.
(gg)	Hope Downs 1 Marra Mamba resources have increased due to remodelling and additional drilling data.
(hh)	Hope Downs 1 detritals resources have decreased due to remodelling.
(ii)	Hope Downs Brockman resources have increased as a result of the development of new resource models incorporating additional drilling and the reporting of new deposits for the first time.
(jj)	Resources at Iron Ore Company of Canada (IOC) have decreased following conversion of resources to reserves and technical and economic studies. Resources are reported as marketable product, using process upgrade factors derived from current IOC concentrating and pellet operations. The in situ material equivalent is 3,121 million tonnes at 38 per cent iron.
(kk)	Robe River pisolite resources were reduced following a boundary re-evaluation.
(ll)	Following completion of technical and economic studies, Robe River detrital resources are reported for the first time.
(mm)	Following completion of technical and economic studies the resource at Simandou is reported for the first time. The timeline and options for development for this project are under review given the current global economic setting.
(nn)	Following completion of technical and economic studies the resource at Sulawesi is reported for the first time. The timeline and options for development for this project are under review given the current global economic setting.
(oo)	The Potasio Rio Colorado resource is shown as estimated recoverable tonnes of potash.
(pp)	Resources at RBM have decreased following technical studies.
(qq)	Resources at Ranger have increased as a result of the development of a new resource model incorporating results from additional drilling as well as technical and economic studies.
(rr)	Resources at Rössing have decreased following conversion of resources to reserves and the development of a new pit design incorporating a new resource model and results from additional drilling.
†	In January 2009, Rio Tinto announced that it had signed definitive agreements to sell its 100 per cent interests in the Potasio Rio Colorado project and the Corumbá mine. The Potasio Rio Colorado sale was completed on 5 February 2009.

Rio Tinto 2008 Annual report      121

Group mines
(Rio Tinto interest 100% unless otherwise shown)

Mine	Location	Access	Title/lease

ALUMINIUM

CBG Sangaredi (23%)	Conakry, Guinea	Road, air	Lease expires in 2038

Ely	Weipa, Queensland, Australia	Road and air	Alcan Queensland Pty. Limited Agreement Act 1965 expires in 2048 with 21 year right of renewal with a two year notice period

GBC Awaso (80%)	Awaso, Ghana	Road	Lease expires in 2022, renewable in 25 year periods

Gove	Gove, Northern Territory, Australia	Road, air and port	100% Leasehold (held in trust by the Commonwealth on behalf of the Traditional Owners until end of mine life)

MRN Porto Trombetas (12%)	Porto Trombetas, Brazil	Air or port	Mineral rights granted for undetermined period

Weipa	Weipa, Queensland, Australia	Road, air and port	Queensland Government lease expires in 2041 with option of 21 year extension, then two years’ notice of termination

COPPER

Escondida (30%)	Atacama Desert, Chile	Pipeline and road to deep sea port at Coloso	Rights conferred by Government under Chilean Mining Code

Grasberg joint venture (40%)	Papua, Indonesia	Pipeline, road and port	Indonesian Government Contracts of Work expire in 2021 with option of two ten year extensions

Kennecott Utah Copper Bingham Canyon	Near Salt Lake City, Utah, US	Pipeline, road and rail	Owned

Northparkes (80%)	Goonumbla, New South Wales, Australia	Road and rail	State Government mining lease issued in 1991 for 21 years

Palabora (58%)	Phalaborwa, Limpopo Province, South Africa	Road and rail	Lease from South African Government until deposits depleted. Base metal claims owned by Palabora

Argyle Diamonds	Kimberley Ranges, Western Australia	Road and air	Mining tenement held under Diamond (Argyle Diamond Mines Joint Venture) Agreement Act 1981-1983; lease extended for 21 years from 2004

122  Rio Tinto 2008 Annual report

History	Type of mine	Power source

Bauxite mining commenced in 1973. Shareholders are 51% Halco and 49% Guinea. Rio Tinto Alcan holds 45% of Halco since 2004. Current annual capacity is 13 million tonnes	Open cut	On site generation (fuel oil)

Discovered in 1957; 100% secured in 1965. In 1997, Ely Bauxite Mining Project Agreement signed with local Aboriginal land owners. Bauxite Mining and Exchange Agreement signed in 1998 with Comalco to allow for extraction of ore by Comalco. Mining commenced 2006, first ore extracted 2007	Open cut	Supplied by Weipa

Bauxite mining commenced in 1940 (100% British Aluminium). From 1974 to 1997, Ghana held 55%, Alcan 45%; since 1998 Rio Tinto Alcan 80%, Ghana 20%. Annual capacity is one million tonnes, currently limited to 750,000 tonnes by rail infrastructure	Open cut	Electricity grid with on site generation back up

Bauxite mining commenced in 1970 feeding both the Gove refinery and export market capped at two million tonnes per annum. Bauxite export ceased in 2006 with feed intended for the expanded Gove refinery. Current production capacity about ten million tonnes per annum with mine life estimated to 2025	Open cut	Central power station located at the Gove refinery

Mineral extraction commenced in April 1979. Initial production capacity 3.4 million tonnes annually. From October 2003, production capacity up to 16.3 million tonnes per year. Capital structure currently: CVRD (40%), BHP Billiton (14.8%), Rio Tinto Alcan (12%), CBA (10%), Alcoa/Abalco (18.2%) and Norsk Hydro (5%). Production 18 million tonnes of wet and dry bauxite annually	Open cut	On site generation (heavy oil, diesel)

Bauxite mining commenced in 1961. Major upgrade completed in 1998. Rio Tinto interest increased from 72.4% to 100% in 2000. In 2004 a mine expansion was completed that has lifted annual capacity to 16.5 million tonnes. Mining commenced on the adjacent Ely mining lease in 2006, in accordance with the 1998 agreement with Alcan. A second shiploader that increases the shipping capability was commissioned in 2006	Open cut	On site generation; new power station commissioned in 2006

Production started in 1990 and expanded in phases to 2002 when new concentrator was completed; production from Norte started in 2005 and the sulphide leach produced the first cathode during 2006	Open pit	Supplied from SING grid under various contracts with Norgener, Gas Atacama and Edelnor

Joint venture interest acquired 1995. Capacity expanded to over 200,000 tonnes of ore per day in 1998 with addition of underground production of more than 35,000 tonnes per day in 2003 with an expansion to a sustained rate of 50,000 tonnes per day in mid 2007	Open pit and underground	Long term contract with US-Indonesian consortium operated purpose built coal fired generating station

Interest acquired in 1989. Modernisation includes smelter complex and expanded tailings dam	Open pit	On site generation supplemented by long term contracts with Utah Power and Light

Production started in 1995; interest acquired in 2000	Open pit and underground	Supplied from State grid

Development of 20 year underground mine commenced 1996 with open pit closure in 2003	Underground	Supplied by ESKOM via grid network

Interest increased from 59.7% following purchase of Ashton Mining in 2000. Underground mine project approved in 2005 to extend mine life to 2018	Open pit to underground in future	Long term contract with Ord Hydro Consortium and on site generation backup

Rio Tinto 2008 Annual report  123

Group mines continued

Mine	Location	Access	Title/lease

DIAMONDS CONTINUED

Diavik (60%)	Northwest Territories, Canada	Air, ice road in winter	Mining leases from Canadian federal government expiring in 2017 and 2018

Murowa (78%)	Zvishavane, Zimbabwe	Road and air	Claims and mining leases

ENERGY

Energy Resources of Australia (68%)	Northern Territory, Australia	Road	Leases granted by State
Ranger

Rio Tinto Coal Australia Bengalla (30%) Blair Athol (71%) Hail Creek (82%) Hunter Valley Operations (76%) Kestrel (80%) Mount Thorley Operations (61%) Warkworth (42%)	New South Wales and Queensland, Australia	Road, rail, conveyor and port	Leases granted by State

Rio Tinto Energy America Antelope Colowyo Cordero Rojo Decker (50%) Jacobs Ranch Spring Creek	Wyoming, Montana and Colorado, US	Rail and road	Leases from US and State Governments and private parties, with minimum coal production levels, and adherence to permit requirements and statutes

Rössing Uranium (69%)	Namib Desert, Namibia	Rail, road and port	Federal lease

INDUSTRIAL MINERALS

Rio Tinto Minerals – Boron	California, US	Road, rail and port	Owned

Rio Tinto Minerals – talc	Trimouns, France (other smaller operations in Australia, Europe and North America)	Road and rail	Owner of ground (orebody) and long term lease agreement to 2012

QIT-Fer et Titane Lac Tio	Havre-Saint-Pierre, Quebec, Canada	Rail and port (St Lawrence River)	Mining covered by two concessions granted by State in 1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner

QIT Madagascar Minerals (80%)	Fort-Dauphin, Madagascar	Road and port	Mining lease

Richards Bay Minerals (50%)	Richards Bay, KwaZulu-Natal, South Africa	Rail, road and port	Long term renewable mineral leases; State lease for Reserve 4 initially runs to end 2022; Ingonyama Trust lease for Reserve 10 runs to 2022. Both mineral leases are required to be converted to new order mining rights by 30 April 2009 in terms of South African legislation. An application for conversion was made in 2006 for the Ingonyama Trust mineral lease, and an application was made in 2008 for the conversion of the State mineral lease

124  Rio Tinto 2008 Annual report

History	Type of mine	Power source

Deposits discovered 1994-1995. Construction approved 2000. Diamond production started 2003. Second dike closed off in 2005 for mining of additional orebody. The underground mine is expected to start production in late 2009, ramping up full production in 2012	Open pit to underground in future	On site diesel generators; installed capacity 27MW with an upgrade under way

Discovered in 1997. Small scale production started 2004	Open pit	Supplied by ZESA with diesel generator backup

Mining commenced 1981. Interest acquired through North in 2000. Life of mine extension to 2020 announced in 2007	Open pit	On site diesel/steam power generation

Peabody Australian interests acquired in 2001. Production started for export at Blair Athol and adjacent power station at Tarong in 1984. Kestrel acquired and recommissioned 1999. Hail Creek started in 2003	Open cut and underground (Kestrel)	State owned grid

Antelope, Spring Creek, Decker and Cordero acquired in 1993, Cordero Rojo in 1997, Colowyo in 1995, Jacobs Ranch in 1998, and West Antelope in 2004	Open cut	Supplied by IPPs and Cooperatives through national grid service

Production began in 1978. Life of mine extension to 2016 approved in 2005	Open pit	Namibian National Power

Deposit discovered in 1925 and acquired by Rio Tinto in 1967	Open pit	On site co-generation units

Production started in 1885; acquired in 1988. Australian mine acquired in 2001	Open pit	Supplied by Atel and on site generation units. Australian mine power supplied by Western Power

Production started 1950; interest acquired in 1989	Open pit	Long term contract with Hydro-Quebec

Began as exploration project 1980s; construction approved 2005; ilmenite production started end of 2008	Mineral sand dredging	On site diesel generators

Production started 1977; interest acquired 1989. Fifth dredge commissioned in 2000	Beach sand dredging	Contract with ESKOM

Rio Tinto 2008 Annual report  125

Group mines continued

Mine	Location	Access	Title/lease

IRON ORE

Hamersley Iron Brockman Marandoo Mount Tom Price Nammuldi Paraburdoo Yandicoogina Channar (60%) Eastern Range (54%)	Hamersley Ranges, Western Australia	Railway and port (owned by Hamersley Iron and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia

Hope Downs Joint Venture (50% mine, 100% infrastructure) Hope Downs 1	Pilbara region, Western Australia	Railway owned and operated by Rio Tinto	Agreements for life of mine with Government of Western Australia

Iron Ore Company of Canada (59%)	Labrador City, Province of Newfoundland and Labrador	Railway and port facilities in Sept-Iles, Quebec (owned and operated by IOC)	Sublease with the Labrador Iron Ore Royalty Income Fund which has lease agreements with the Government of Newfoundland and Labrador that are due to be renewed in 2020 and 2022

Rio Tinto Brasil Corumbá	Matto Grosso do Sul, Brazil	Road, air and river	Government licence for undetermined period

Robe River Iron Associates (53%) Mesa J West Angelas	Pilbara region, Western Australia	Railway and port (owned by Robe River and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia

Dampier Salt (68.4%)	Dampier, Lake MacLeod and Port Hedland, Western Australia	Road and port	State agreements (mining leases) expiring in 2013 at Dampier, 2018 at Port Hedland and 2021 at Lake MacLeod with options to renew in each case

Group power stations
(Rio Tinto interest 100% unless otherwise shown)

Power station	Location	Title/lease	Plant type/product	Capacity as of
31 December 2008

ALUMINIUM

Gladstone Power Station (42%)	Gladstone, Queensland, Australia	100% Freehold	Thermal power station	1,680 megawatts

Highlands Power Stations	Lochaber and Kinlochleven, UK	100% Freehold	Hydroelectric power	80 megawatts

Lynemouth Power Station	Lynemouth, UK	100% Freehold	Thermal power station	420 megawatts

Kemano Power Plant	Kemano, British Columbia, Canada	100% Freehold	Hydroelectric power	896 megawatts

Quebec Power Stations	Saguenay region, Quebec, Canada. (Chute-à-Caron, Chute- à-la-Savanne, Chute- des-Passes, Chute-du- Diable, Isle-Maligne, Shipshaw)	100% Freehold	Hydroelectric power	2,687 megawatts

Vigelands Power Station	Nr Kristiansand, Norway	100% Freehold	Hydroelectric power	26 megawatts

126  Rio Tinto 2008 Annual report

History	Type of mine	Power source

Annual capacity increased to 68 million tonnes during 1990s. Yandicoogina first ore shipped in 1999 and port capacity increased. Eastern Range started 2004. Total production in 2008 was 125 million tonnes including Hope Downs

	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Joint venture between Rio Tinto and Hancock Prospecting Pty Limited. Construction of Stage 1 to 22 million tonnes per annum commenced April 2006 and first production occurred November 2007. Stage 2 to 30 million tonnes per annum has been approved and is forecast to be completed by Q1 2009	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Current operation began in 1962 and has processed over one billion tonnes of crude ore since. Annual capacity 17.5 million tonnes of concentrate of which 13.5 million tonnes can be pelletised	Open pit	Supplied by Newfoundland Hydro under long term contract

Iron ore production started in 1978; interest acquired in 1991	Open pit	Supplied by ENERSUL

First shipment in 1972. Annual sales reached 30 million tonnes in late 1990s. Interest acquired in 2000 through North. West Angelas first ore shipped in 2002 and mine expanded in 2005. Current sales now more than 50 million tonnes per year	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Construction of the Dampier field started in 1969; first shipment in 1972. Lake MacLeod was acquired in 1978 as an operating field. Port Hedland was acquired in 2001 as an operating field.	Solar evaporation of seawater (Dampier and Port Hedland) and underground brine (Lake MacLeod); dredging of gypsum from surface of Lake MacLeod	Dampier supply from Hamersley Iron Pty Ltd; Lake MacLeod from Western Power and on site generation units; Port Hedland from Western Power

Rio Tinto 2008 Annual report 127

Group smelters and refineries
(Rio Tinto interest 100% unless otherwise shown)

Smelter/refinery	Location	Title/lease	Plant type/product	Capacity as of
31 December 2008

ALUMINIUM GROUP

Alma	Alma, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium rod, t-foundry, sow, molten metal	423,000 tonnes per year aluminium

Alouette (40%)	Sept-Iles, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium ingot, sow	590,000 tonnes per year aluminium

Alucam (47%)	Edéa, Cameroon	100% Freehold	Aluminium smelter producing aluminium slab, ingot	100,000 tonnes per year aluminium

Anglesey (51%)	Anglesey, Wales, UK	100% Freehold	Aluminium smelter producing aluminium billet, block, sow	147,000 tonnes per year aluminium

Arvida	Saguenay, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium billet, molten metal	173,000 tonnes per year aluminium

Beauharnois	Beauharnois, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium ingot foundry	52,000 tonnes per year aluminium

Bécancour (25%)	Bécancour, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium billet, slab, t-foundry, t-bar	421,000 tonnes per year aluminium

Bell Bay	Bell Bay, Northern Tasmania, Australia	100% Freehold	Aluminium smelter producing aluminium ingot, block, t-bar	180,000 tonnes per year aluminium

Boyne Smelters (59%)	Boyne Island, Queensland, Australia	100% Freehold	Aluminium smelter producing aluminium ingot, billet, t-bar	557,000 tonnes per year aluminium

Dunkerque	Dunkerque, France	100% Freehold	Aluminium smelter producing aluminium slab, t-foundry, t-bar	261,000 tonnes per year aluminium

Gardanne	Gardanne, France	100% Freehold	Refinery producing specialty aluminas and smelter grade aluminas	635,000 tonnes per year specialty aluminas (including 133,000 tonnes of smelter grade aluminas)

Gove	Gove, Northern Territory, Australia	100% Leasehold, (Commonwealth land held in trust on behalf of Traditional Owners). Numerous lots with varying expiry dates starting 2011	Refinery producing alumina	2,325,000 tonnes per year alumina

Jonquière (Vaudreuil)	Jonquière, Quebec, Canada	100% Freehold	Refinery producing specialty aluminas and smelter grade aluminas	1,500,000 tonnes per year aluminas

Grande-Baie	Saguenay, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium slab, sow, molten metal	212,000 tonnes per year aluminium

ISAL	Reykjavik, Iceland	100% Freehold	Aluminium smelter producing aluminium slab, t-bar	188,000 tonnes per year aluminium

Kitimat	Kitimat, British Columbia, Canada	100% Freehold	Aluminium smelter producing aluminium billet, slab, ingot	252,000 tonnes per year aluminium

Laterrière	Saguenay, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium slab, t-bar, molten metal	234,000 tonnes per year aluminium

Lochaber	Fort William, Scotland, UK	100% Freehold	Aluminium smelter producing aluminium slab, t-bar	43,000 tonnes per year aluminium

Lynemouth	Lynemouth, Northumberland, UK	100% Freehold	Aluminium smelter producing aluminium slab, t-bar	178,000 tonnes per year aluminium

128  Rio Tinto 2008 Annual report

Smelter/refinery	Location	Title/lease	Plant type/product	Capacity as of
31 December 2008

ALUMINIUM GROUP CONTINUED

Queensland Alumina (80%)	Gladstone, Queensland, Australia	73.3% Freehold. 26.7% Leasehold (of which more than 80% expires in 2026 and after)	Refinery producing alumina	3,953,000 tonnes per year alumina

São Luis (Alumar) (10%)	São Luis, Maranhao, Brazil	100% Freehold	Refinery producing alumina	1,400,000 tonnes per year of alumina which will increase to 3,500,000 tonnes per year after expansion in 2009

St-Jean-de- Maurienne	St-Jean-de-Maurienne, France	100% Freehold	Refinery producing alumina	138,000 tonnes per year aluminium

Sebree	Robards, Kentucky, US	100% Freehold	Aluminium smelter producing aluminium billet, ingot foundry, t-bar	196,000 tonnes per year aluminium

Shawinigan	Shawinigan, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium billet, sow	100,000 tonnes per year aluminium

Sohar (20%)	Sohar, Oman	100% leasehold expiring in 2035	Aluminium smelter producing small ingot and low profile sow products	230,000 tonnes per year aluminium

SORAL (50%)	Husnes, Norway	100% Freehold	Aluminium smelter producing aluminium billet	170,000 tonnes per year aluminium

Tiwai Point (New Zealand Aluminium Smelters) (79%)	Invercargill, Southland, New Zealand	19.6% Freehold 80.4% Leasehold (expiring in 2029 and use of certain Crown land)	Aluminium smelter producing aluminium ingot, billet, t-bar	365,000 tonnes per year aluminium

Tomago (52%)	Tomago, New South Wales, Australia	100% Freehold	Aluminium smelter producing aluminium billet, slab, ingot	527,000 tonnes per year aluminium

Yarwun	Gladstone, Queensland, Australia	97% Freehold 3% Leasehold (expiring in 2101 and after)	Refinery producing alumina	1,400,000 tonnes per year alumina

COPPER GROUP

Kennecott Utah Copper	Magna, Salt Lake City, Utah, US	100% Freehold	Flash smelting furnace/Flash convertor furnace copper refinery	335,000 tonnes per year refined copper

Palabora (58%)	Phalaborwa, South Africa	100% Freehold	Reverberatory Pierce Smith copper refinery	130,000 tonnes per year refined copper

INDUSTRIAL MINERALS

Boron	California, US	100% Freehold	Borates refinery	565,000 tonnes per year
boric oxide

QIT-Fer et Titane Sorel Plant	Sorel-Tracy, Quebec, Canada	100% Freehold	Ilmenite smelter	1,100,000 tonnes per year titanium dioxide slag, 900,000 tonnes per year iron

Richards Bay Minerals (50%)	Richards Bay, South Africa	100% Freehold	Ilmenite smelter	1,060,000 tonnes per year titanium dioxide slag

IRON ORE GROUP

HIsmelt® (60%)	Kwinana, Western Australia	100% Leasehold (expiring in 2010 with rights of renewal for further 25 year terms)	HIsmelt® ironmaking plant producing pig iron	800,000 tonnes per year pig iron

IOC Pellet Plant (59%)	Labrador City, Newfoundland and Labrador, Canada	100% Leaseholds (expiring in 2020, 2022 and 2025 with rights of renewal for further terms of 30 years)	Pellet induration furnaces producing multiple iron ore pellet types	13,500,000 tonnes per year pellet

Rio Tinto 2008 Annual report  129

Rio Tinto's 1,300km Pilbara rail network is one of the largest privately built and owned networks in the world. During 2008 Rio Tinto Iron Ore expanded its fleet of locomotives, initiating a major investment in infrastructure and rolling stock to keep pace with mine expansions and increases in port capacity. The new General Electric Evolution® Series produce significantly lower emissions than the previous Dash 7 and Dash 8 locomotives and use an engine that offers improved fuel efficiency and more flexible maintenance requirements.

Rio Tinto

8137
RioTinto
8137

Governance

Governance

This section contains information about our board of directors and senior management with their remuneration and our approach to corporate governance

Chairman and executive directors	132
Non executive directors	133
Executive committee members	135
Directors' report	136
Remuneration report	141
Corporate governance	158

Environmental credentials

New locomotives using the latest rail haulage technology and with the strongest environmental credentials were added to Rio Tinto Iron Ore's fleet of trains that haul iron ore from mine to port

Chairman and executive directors

Chairman
Paul Skinner BA (Hons) (Law),
DpBA (Business Administration), age 64
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2001, he was appointed chairman of the Group in 2003. Paul was last re-elected by shareholders at the 2008 annual general meetings. He is chairman of the Nominations committee. Paul has agreed to remain as chairman until mid 2009 by which time it is anticipated a successor will be appointed (note c).
Skills and experience: Paul graduated in law from Cambridge University and in business administration from Manchester Business School. He was previously a managing director of The “Shell” Transport and Trading Company plc and group managing director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966. During his career he worked in all of Shell’s main businesses, including senior appointments in the UK, Greece, Nigeria, New Zealand and Norway. He was CEO of its global Oil Products business from 1999 to 2003.
External appointments (current and recent):
Director of Standard Chartered plc since 2003
Director of the Tetra Laval Group since 2005
Director of L’Air Liquide SA since 2006
Non executive member of the Defence Board of the UK Ministry of Defence since 2006
Member of the board of INSEAD business school since 1999 Chairman of the Commonwealth Business Council since 2007
Chairman of the International Chamber of Commerce (UK) from 2005 to 2008
Director of The “Shell” Transport and Trading Company plc from 2000 to 2003
Chief executive
Tom Albanese BS (Mineral Economics),
MS (Mining Engineering), age 51
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2006. Tom was re-elected by shareholders at the 2008 annual general meetings.
Skills and experience: Tom joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco and held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000, after which he became chief executive of the Copper group and head of Exploration in 2004. He took over as chief executive with effect from May 2007.
External appointments (current and recent):
Director of Ivanhoe Mines Limited from 2006 to 2007 Director of Palabora Mining Company from 2004 to 2006 Member of the Executive Committee of the International Copper Association from 2004 to 2006
Finance director
Guy Elliott MA (Oxon), MBA (INSEAD), age 53
Appointment and election: Finance director of Rio Tinto plc and Rio Tinto Limited since 2002. Guy was last re-elected by shareholders in 2007.
Skills and experience: Guy joined the Group in 1980 after gaining an MBA having previously been in investment banking. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.
External appointments (current and recent):
Non executive director of Cadbury plc since July 2007 and Chairman of its Audit committee since March 2008 and its Senior Independent Director since July 2008
Executive director
Dick Evans BS (Industrial Engineering), MS Management, age 61
Appointments and election: Director of Rio Tinto plc and Rio Tinto Limited since 2007. Dick was elected by shareholders at the 2008 annual general meetings. Further to the continued integration of the former Alcan business, Dick will retire from the Rio Tinto plc and Rio Tinto Limited boards at the conclusion of the Rio Tinto Limited annual general meeting on 20 April 2009.
Skills and experience: Dick joined Rio Tinto following the acquisition of Alcan where he had held several senior management positions since 1997 including executive vice president and president and chief executive officer from 2006 to 2007. Prior to Alcan, he held senior management positions with Kaiser Aluminum & Chemical Corporation.
External appointments (current and recent):
Director of AbitibiBowater Inc. since 2003 and its chairman since February 2009
Director of the International Aluminium Institute since 2001 and Chairman since 2008
Director of the Conference Board of Canada since 2007

132  Rio Tinto 2008 Annual report

Non executive directors
Sir David Clementi MA, MBA, FCA, age 60
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. Sir David was appointed chairman of the Audit committee at the conclusion of the 2008 annual general meetings. Sir David was last re-elected by shareholders in 2006 and will stand for re-election in 2009. (notes a, b and e).
Skills and experience: Sir David was chairman of Prudential plc until December 2008, prior to which he was Deputy Governor of the Bank of England. His earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School.
External appointments (current and recent):
Non executive director of Foreign & Colonial Investment Trust PLC since May 2008
Chairman, King’s Cross Central General Partnership since October 2008 Chairman of Prudential plc from 2002 until 2008 Member of the Financial Reporting Council between 2003 and 2007
Vivienne Cox MA (Oxon), MBA (INSEAD), age 49 Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Vivienne was last re-elected by shareholders at the 2008 annual general meetings. (notes a and e).
Skills and experience: Vivienne is currently Executive Vice President and Chief Executive Officer, Alternative Energy for BP p.l.c. She is a member of the BP group chief executive’s committee. She holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in chemicals, exploration, finance, and refining and marketing.
External appointments (current and recent):
Non executive director of Climate Change Capital Limited since May 2008
Non executive director of Eurotunnel plc between 2002 and 2004
Jan du Plessis B.Com, LLB, CA(SA), age 55
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited effective 1 September 2008. Jan will stand for election at the 2009 annual general meetings. (notes a and e).
Skills and experience: Jan was appointed chairman of the Board of British American Tobacco plc in July 2004, having been a non executive director since his appointment to that company’s board in 1999. He is also a non executive director and chairman of the Audit Committee of Lloyds Banking Group plc. He was previously Group Finance Director of Richemont and chairman of RHM plc. Jan has degrees in Commerce and Law from the University of Stellenbosch, South Africa, and is a South African Chartered Accountant.
External appointments (current and recent):
Chairman of the Board of British American Tobacco plc since 2004
Non executive director of Lloyds Banking Group plc since October 2005 and Chairman of its Audit Committee since May 2008
Non executive director of Marks and Spencer Group PLC since November 2008
Sir Rod Eddington B Eng, M Eng, D Phil (Oxon), age 59 Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Sir Rod was elected by shareholders in 2006 and stands for re-election in 2009. (notes c, d and e).
Skills and experience: Sir Rod was chief executive of British Airways Plc until the end of September 2005. Prior to his role with British Airways, Sir Rod was Managing Director of Cathay Pacific Airways from 1992 until 1996 and Executive Chairman of Ansett Airlines from 1997 until 2000.
External appointments (current and recent):
Director of News Corporation plc since 1999 Director of John Swire & Son Pty Limited since 1997 Non executive chairman of JPMorgan Australia and New Zealand since 2006
Director of CLP Holdings since 2006
Director of Allco Finance Group Limited since 2006
Chief executive British Airways Plc from 2000 until 2005
Chairman of the EU/Hong Kong Business Co-operation Committee of the Hong Kong Trade Development Council from 2002 until 2006
Chairman Infrastructure Australia since February 2008
Chairman designate of the ANZ Bank (to be appointed a director in late 2009)
Michael Fitzpatrick B Eng, BA (Oxon), age 56
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2006. Michael was elected by shareholders in 2007. (notes a, b and e).
Skills and experience: Michael sold his interest in, and ceased to be a director of, Hastings Funds Management Ltd during 2005, the pioneering infrastructure asset management company which he founded in 1994. He is chairman of Treasury Group Limited, an incubator of fund management companies. He is chairman of the Australian Football League, having previously played the game professionally, and is a former chairman of the Australian Sports Commission.
External appointments (current and recent):
Chairman of Treasury Group Limited since 2005
Director of the Walter & Eliza Hall Institute of Medical Research since 2001
Chairman of the Victorian Funds Management Corporation from 2006 to 2008
Managing director of Hastings Funds Management Ltd from 1994 to 2005
Director of Pacific Hydro Limited from 1996 to 2004
Director of Australian Infrastructure Fund Limited from 1994 to 2005
Yves Fortier CC, OQ, QC, LLD, Av Em, age 73
Appointments and election: Director of Rio Tinto plc and Rio Tinto Limited since 2007. Yves was elected by shareholders in 2008. (notes c, d and e).
Skills and experience: Yves Fortier was Ambassador and Permanent Representative of Canada to the United Nations from 1988 to 1992. He is chairman and a senior partner of the law firm Ogilvy Renault and was chairman of Alcan from 2002 until 2007.
External appointments (current and recent):
Chairman of Ogilvy Renault since 1992
Director of NOVA Chemicals Corporation since 1998
Chairman and director of Alcan Inc. from 2002 until 2007
Governor of Hudson’s Bay Company from 1998 to 2006
Director of Royal Bank of Canada from 1992 to 2005
Director of Nortel corporation from 1992 to 2005
Trustee of the International Accounting Standards Committee from 2000 to 2006
Richard Goodmanson MBA, BEc and BCom, B Eng (Civil), age 61
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2004. He was last re-elected by shareholders in 2008 and is chairman of the Committee on social and environmental accountability. (notes b, d and e).
Skills and experience: Richard is executive vice president and chief operating officer of DuPont. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and America West Airlines, where he was president and CEO. He joined DuPont in early 1999 and in his current position has responsibility for a number of the global functions, and for the non US operations of DuPont, with particular focus on growth in emerging markets.
External appointments (current and recent):
Executive vice president and chief operating officer of DuPont since 1999
Chairman of the United Way of Delaware since 2006 (director since 2002)
Economic Advisor to the Governor of Guangdong Province, China since 2003
Non executive director of Qantas Airways Limited since June 2008
Director of the Boise Cascade Corporation between 2000 and 2004

Rio Tinto 2008 Annual report  133

Non executive directors continued

Andrew Gould BA, FCA, age 62
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2002. Andrew was appointed the senior independent non executive director and chairman of the Remuneration committee at the conclusion of the 2008 annual general meetings. Andrew was last re-elected by shareholders in 2006 and will stand for re-election in 2009. (notes b, c and e).
Skills and experience: Andrew is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the US. He joined Schlumberger in 1975. He holds a degree in economic history from Cardiff University and qualified as a chartered accountant with Ernst & Young.
External appointments (current and recent):
Chairman and Chief Executive Officer of Schlumberger Limited since 2003
Member of the Advisory Board of the King Fahd University of Petroleum and Minerals in Dhahran, Saudi Arabia since 2007 Member of the commercialisation advisory board of Imperial College of Science Technology and Medicine, London since 2002
Member of the Board of Trustees of King Abdullah University of Science and Technology in Jeddah, Saudi Arabia since October 2008
Member of the UK Prime Minister’s Council of Science and Technology from 2004 to 2007
Lord Kerr of Kinlochard GCMG, MA, age 67
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. He was re-elected by shareholders in 2007. (notes a, d and e).
Skills and experience: Lord Kerr was in the UK Diplomatic Service for 36 years and headed it from 1997 to 2002 as Permanent Under Secretary at the Foreign Office. Previous postings included being principal private secretary to two Chancellors of the Exchequer, serving in the Soviet Union and Pakistan, and spells as Ambassador to the European Union (1990 to 1995), and the US (1995 to 1997). He has been an independent member of the House of Lords since 2004.
External appointments (current and recent):
Deputy Chairman of Royal Dutch Shell plc since 2005
Director of The Scottish American Investment Trust plc since 2002
Chairman of the Court and Council of Imperial College, London since 2005
Advisory Board member, Scottish Power (Iberdrola) since 2007
Advisory Board member, BAE Systems since 2008
Director of The “Shell” Transport and Trading Company plc from 2002 to 2005
Trustee of the Rhodes Trust since 1997, The National Gallery since 2002, and the Carnegie Trust for the Universities of Scotland since 2005
Secretary General, European Convention (Brussels) from 2002 to 2003
David Mayhew age 68
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2000. He was last re-elected by shareholders in 2006. David is standing for re-election for a further term of office in 2009. It is anticipated that he will retire at the conclusion of the 2010 annual general meeting. (note c).
Skills and experience: David joined Cazenove in 1969 from Panmure Gordon. In 1972 he became the firm’s dealing partner and was subsequently responsible for the Institutional Broking Department. From 1986 until 2001 he was the partner in charge of the firm’s Capital Markets Department. He became Chairman of Cazenove on incorporation in 2001 and Chairman of JPMorgan Cazenove in 2005.
External appointments (current and recent):
Chairman of Cazenove Group Limited (formerly Cazenove Group plc) since 2001
Chairman of Cazenove Capital Holdings Limited since 2005
Chairman of JPMorgan Cazenove Holdings Limited (formerly Cazenove Group plc) since 2005
Paul Tellier age 69
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2007. Paul was elected by shareholders at the 2008 annual general meetings. (notes a, b and e).
Skills and experience: Paul was Clerk of the Privy Council Office and Secretary to the Cabinet of the Government of Canada from 1985 to 1992 and was president and chief executive officer of the Canadian National Railway Company from 1992 to 2002. Until 2004, he was president and chief executive officer of Bombardier Inc.
External appointments (current and recent):
Director of McCain Foods since 1996
Director of Bell Canada since 1996
Director of BCE Inc since 1999
Member of the Advisory Board of General Motors of Canada since 2005
Trustee, International Accounting Standards Foundation since 2007
Co-chair of the Prime Minister of Canada’s Advisory Committee on the Renewal of the Public Service since 2006
President and Chief Executive Officer of Bombardier Inc. from 2003 to 2004
Non executive director of Alcan Inc. from 1998 to 2007
Directors who left the Group during 2008 or 2009
Sir Richard Sykes BSc (Microbiology), PhD (Microbial Biochemistry), DSc, Kt, FRS, FMedSci
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 1997. Sir Richard was senior non executive director and chairman of the Remuneration committee until his retirement at the conclusion of the 2008 annual general meetings.
Skills and experience: Sir Richard read microbiology at the University of London and obtained doctorates in microbial chemistry and in science from the University of Bristol and the University of London respectively.
External appointments (current and recent) upon leaving the Group:
Director of Eurasian Natural Resources Corporation plc since 2007
Director of Lonza Group Limited since 2003, Deputy Chairman since 2005
Chairman of the Healthcare Advisory Group (Apax Partners Limited) since 2002
Chairman of Metabometrix Ltd since 2004
Chairman of Merlion Pharmaceuticals Pte Limited since 2005
Chairman of OmniCyte Ltd since 2006
Chairman of Circassia Ltd since 2007
Director of Abraxis BioScience Inc from 2006 to 2007
Director of Bio*One Capital Pte Ltd since 2003
Rector of Imperial College London since 2001
Chairman of GlaxoSmithKline plc between 2000 and 2002
Trustee of the Natural History Museum, London between 1996 and 2005 and of the Royal Botanic Gardens, Kew between 2003 and 2005
Jim Leng
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited and chairman designate from January 2009 until February 2009. Jim resigned from the boards of Rio Tinto prior to his election at the 2009 annual general meetings.
Skills and experience: Jim is chairman of Tata Steel Europe and deputy chairman of Tata Steel of India, following the Corus takeover by Tata in 2007. He is Chairman of Doncasters Group Ltd, an international specialist engineering company. He is also non-executive director of Alstom SA where he chairs the nominations and remuneration committees, a Senior Adviser of HSBC and a member of their European Advisory Council and chairman of the European Advisory Board of AEA, a New York based Private Equity Partnership. Past directorships include Hanson PLC, where he was the senior independent director, Pilkington plc and IMI plc. In an executive capacity, he was CEO of Laporte plc, an international specialty chemical company from 1995 until 2001 and prior to joining Laporte he was the CEO of Low & Bonar plc. His early business years were spent at John Waddington where he was responsible for a number of subsidiary companies.
External appointments (current and recent):
Independent Director of TNK-BP since January 2009
Deputy Chairman of Tata Steel of India since 2007
Chairman of Tata Steel Europe Limited since November 2008
Chairman of Doncasters Group Limited since 2006
Non executive director of Alstom SA since 2003 and chairman of its nomination and remuneration committees Chairman of of Tata Steel UK Limited from January 2008 to November 2008
Director of Corus Group Limited from 2001 to 2008
Notes
(a)	Audit committee

(b)	Remuneration committee

(c)	Nominations committee

(d)	Committee on social and environmental accountability

(e)	Independent

134  Rio Tinto 2008 Annual report

Executive committee members

Hugo Bague MA (Linguistics), age 48
Skills and experience: Hugo Bague joined Rio Tinto as global head of Human Resources in 2007. Previously he worked for six years for Hewlett Packard where he was the global vice president Human Resources for the Technology Solutions Group, based in the US. Prior to this he worked for Compaq Computers, Nortel Networks and Abbott Laboratories based out of Switzerland, France and Germany.
External appointments (current and recent):
Member of the Advisory Council of United Business Institutes in Brussels, Belgium since 1995
Preston Chiaro BSc (Hons) (Environmental Engineering),
MEng (Environmental Engineering), age 55
Skills and experience: Preston was appointed chief executive of the Energy group in 2003 and also assumed responsibility for the Industrials Minerals group in 2007. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, technical services. In 1995 he became vice president and general manager of the Boron operations in California. He was chief executive of Rio Tinto Borax from 1999 to 2003.
External appointments (current and recent):
Director of the World Coal Institute since 2003 (chairman from 2006 to 2008)
Director of Rössing Uranium Limited since 2004
Chairman of the Coal Industry Advisory Board to the International Energy Agency between 2004 and 2006
Director of Energy Resources of Australia Limited between 2003 and 2006
Director of Coal & Allied Industries Limited between 2003 and 2006
Bret Clayton BA (Accounting), age 47
Skills and experience: Bret was appointed chief executive of the Copper group in 2006 and also assumed responsibility for the Diamonds group in 2007. He joined the Group in 1995 and has held a series of management positions, including chief financial officer of Rio Tinto Iron Ore and president and chief executive officer of Rio Tinto Energy America. Prior to joining the Group, Bret worked for PricewaterhouseCoopers for nine years, auditing and consulting to the mining industry.
External appointments (current and recent):
Director of Ivanhoe Mines Limited since 2007
Member of the executive committee of the International Copper Association since 2006
Member of the Coal Industry Adviser Board to the International Energy Agency between 2003 and 2006
Member of the board of directors of the US National Mining Association between 2002 and 2006
Jacynthe Côté BChem, age 51
Skills and experience: Jacynthe became chief executive, Rio Tinto Alcan from 1 February 2009. She joined Alcan in 1988. Her earlier roles in Alcan included plant management and senior positions in business planning, human resources and health, safety and the environment. In 2005, she was named president and chief executive officer of the Bauxite and Alumina business. In 2007, following the acquisition of Alcan, Jacynthe was named president and chief executive officer of Rio Tinto Alcan’s Primary Metal business.
External appointments (current and recent):
Member of the Quebec Council of Manufacturers since April 2008.
Grant Thorne BSc (Hons), PhD, FAus IMM (CP), FATSE, age 59
Skills and experience: Grant was appointed Group executive Technology and Innovation during 2007. After tertiary study in mineral processing and metallurgy at the University of Queensland, he joined the Group in 1975 and has held senior operational roles in base metals, aluminium and coal. He was Vice-president of Research and Technology for Comalco from 1994 to 1995. His service has included appointments in Australia, Indonesia, Papua New Guinea and the UK. Prior to his current appointment, he was Managing Director of Rio Tinto’s coal business in Australia. Grant is a Fellow and Chartered Professional of the Australasian Institute of Mining and Metallurgy.
External appointments (current and recent):
Fellow of Australian Academy for Technological Science and Engineering since 2008
Member of the Coal Industry Advisory Board to the International Energy Agency from 2002 to 2006
Managing Director of Coal and Allied Industries from 2004 to 2006
President of the Queensland Resources Council from 2002 to 2004
Sam Walsh B Com, age 59
Skills and experience: Sam was appointed chief executive of the Iron Ore group in 2004. He joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Iron Sales and Marketing, Hamersley Iron Operations, vice president of Rio Tinto Iron Ore (with responsibility for Hamersley Iron and Robe River) and from 2001 to 2004 chief executive of the Aluminium group. Sam is also a Fellow of the Australian Institute of Management, the Australasian Institute of Mining and Metallurgy and the Australian Institute of Company Directors.
External appointments (current and recent):
Chair of WA chapter of Australian Business Arts Foundation since 2008
Director of Western Australian Newspaper Holdings Limited since December 2008
Director of the Committee for Perth Ltd since 2006
Director of the Australian Mines and Metals Association, between 2001 and 2005
Director of the Australian Chamber of Commerce and Industry, between 2003 and 2005
Debra Valentine BA (History) JD, age 55
Skills and experience: Debra joined Rio Tinto as Global Head of Legal in January 2008. Debra previously worked at United Technologies Corporation in the US where she was Vice President, Deputy General Counsel and Secretary. Before then, she was a partner with the law firm O’Melveny & Myers, in Washington DC. Debra served as General Counsel at the US Federal Trade Commission from 1997 to 2001.
External appointments (current and recent):
Member, Council on Foreign Relations since 1993 American Law Institute 1991
Commissioner, Congressional Antitrust Modernisation Commission 2004 to 2007
Tom Albanese, Guy Elliott and Dick Evans were also, members of the Executive committee in 2008 through their positions as chief executive, finance director and product group chief executive for Rio Tinto Alcan respectively. Their biographies are shown on page 132.
Executive committee member during 2008 who leaves the Group in July 2009
Keith Johnson BSc (Mathematics), MBA, age 47 Skills and experience: Keith was appointed Group executive Business Resources during 2007 having been chief executive, Diamonds since 2003. He holds degrees in mathematics and management and is a Fellow of the Royal Statistical Society. Prior to joining Rio Tinto he worked in analytical roles in the UK Treasury, private consulting and the oil industry. He joined Rio Tinto in 1991 and has held a series of management positions including head of Business Evaluation and managing director of Rio Tinto Aluminium Mining and Refining (formerly Comalco Mining and Refining). It has been announced that Keith will leave the Company on 31 July 2009.
External appointments (current and recent):
None
Company secretaries
Ben Mathews BA (Hons), FCIS, age 42
Skills and experience: Ben joined as company secretary of Rio Tinto plc during 2007. Prior to joining Rio Tinto, he spent five years with BG Group plc, two of them as company secretary. He has previously worked for National Grid plc, British American Tobacco plc and PricewaterhouseCoopers LLP. Ben is a fellow of the Institute of Chartered Secretaries and Administrators.
External appointments (current and recent):
None
Stephen Consedine B Bus, CPA, age 47
Skills and experience: Stephen joined Rio Tinto in 1983 and has held various positions in Accounting, Treasury, and Employee Services before becoming company secretary of Rio Tinto Limited in 2002. He holds a bachelor of business degree and is a certified practising accountant.
External appointments (current and recent):
None

Rio Tinto 2008 Annual report  135

Directors’ report

The directors are pleased to present their report to shareholders of Rio Tinto plc and Rio Tinto Limited, together with the Full financial statements for the year ended 31 December 2008.
Dual listed structure
An explanation of the dual listed companies structure (DLC), which unified Rio Tinto plc and Rio Tinto Limited in 1995, can be found on page 172. This section also provides a description of voting rights restrictions which may apply in respect of the shares of either Company under specified circumstances.
Memorandum and articles of association
Rio Tinto plc’s articles of association were adopted by special resolution on 11 April 2002 and amended by special resolutions passed on 14 April 2005, 13 April 2007 and 17 April 2008. Rio Tinto Limited’s constitution was adopted by special resolution passed on 24 May 2000 and amended by special resolutions passed on
18 April 2002, 29 April 2005, 27 April 2007 and 24 April 2008.
Activities and business review
Details of the Group’s results, operations and principal activities, significant changes during the year, post balance sheet events and likely future developments are set out in the Chairman’s statement and Chief executive’s message on pages 10 to 12, and in the Performance and business review on pages 14 to 105.
     During 2008 and until 19 February 2009 the significant changes and events affecting the Group have been:
•	On 1 February 2008, Shining Prospect Pte. Ltd, owned by Chinalco (Aluminum Corporation of China) with funding from Alcoa Inc acquired twelve per cent of the issued share capital of RioTinto plc. Through the DLC voting arrangements it became a substantial shareholder in the Rio Tinto Group, holding 9.33 per cent of its voting power.

•	On 6 Febuary 2008 BHP Billiton announced its intention to acquire Rio Tinto plc and Rio Tinto Limited under the terms of a pre-conditional share exchange offer. The board of Rio Tinto rejected this offer which was ultimately withdrawn by BHP Billiton on 25 November 2008.

•	On 11 March 2008, a helicopter under charter to the La Granja copper project in Peru carrying two pilots and eight passengers crashed with no survivors.

•	Completion of the divestments of Greens Creek mine in Alaska for US$750 million, Rio Tinto’s interest in the Cortez operation in Nevada for US$1,695 million, the Kintyre uranium project in Western Australia for US$495 million, and the Potasio Rio Colorado project in Argentina and Regina exploration assets in Canada for US$850 million.
•	The rapid and severe global economic downturn during the second half of the year caused sharp falls in commodity prices and a significantly weaker outlook. On 10 December 2008, a detailed set of measures was announced by Rio Tinto in response to the unprecedented rapidity and severity of the global economic downturn. These initiatives are aimed at preserving value for shareholders by conserving cashflow and reducing levels of debt.

•	Notice on 12 January 2009 by Dick Evans, exective director and chief executive, Rio Tinto Alcan, of his intention to retire and to step down from the board of Rio Tinto at the conclusion of the Rio Tinto Limited annual general meeting on 20 April 2009 and the appointment of Jacynthe Côté as chief executive, Rio Tinto Alcan, effective 1 February 2009.

•	The announcement on 14 January 2009 of the intention by Paul Skinner to retire as chairman of Rio Tinto at the conclusion of the Rio Tinto Limited annual general meeting on 20 April 2009, and the appointment of Jim Leng as chairman designate and a non executive director. Jim Leng resigned on 9 February 2009 and, at the request of the board, Paul Skinner agreed to remain as chairman until a successor is appointed.

•	The announcement on 20 January 2009 that Rio Tinto Alcan plans to implement further production curtailments to align market production with customer demand bringing the total production decrease to 450,000 tonnes or approximately 11 per cent of its total annualised aluminium capacity.

•	On 12 February 2009 a proposal for the formation of a strategic partnership with Chinalco was announced. The partnership, whereby Chinalco would invest US$12.3 billion in certain aluminium, copper and iron ore assets and also US$7.2 billion in convertible bonds will be recommended by the board, to shareholders, for their approval. The formation is subject to obtaining the necessary shareholder, government and regulatory approvals. For more information on this announcement see page 14.
As permitted by sections 299(3) and 299A(3) of the Australian Corporations Act 2001, information which is likely to result in unreasonable prejudice, regarding likely future developments in, and the expected results of the operations of the Group or its strategies and prospects, has been omitted.
     The Group’s principal risks and uncertainties are described under Risk factors on page 24.
Share capital, buybacks and options
Details of the Group’s share capital as at 31 December 2008 can be found at notes 28 and 29 to the financial statements. Details of the rights and obligations attached to each class of shares can be found on page 172 under the heading “Dual Listed Companies Structure – Voting rights”.
     Details of certain agreements triggered on a change of control can be found on page 172 under the heading “Dual Listed Companies Structure”.
     Details of certain restrictions on holding shares in Rio Tinto plc are described on page 173 under the heading “Dual listed companies Structure – Limitations on ownership of shares and merger obligations”. There are no other restrictions on the transfer of ordinary shares in Rio Tinto plc save for:
•	restrictions that may from time to time be imposed by laws and regulations (for example, those relating to market abuse and insider dealing);

•	restrictions that may be imposed pursuant to the Listing Rules of the UK Financial Services Authority whereby certain employees of the Group require approval to deal in shares;

•	restrictions on the transfer of shares that maybe imposed under Rio Tinto plc’s articles of association or under Part 22 of the UK Companies Act 2006, in either case following a failure to supply information required to be disclosed following service of a request under section 793 of the UK Companies Act 2006; and

•	restrictions on transfer of shares held under certain of the Rio Tinto plc’s employee share plans while they remain subject to the plan.
Details of substantial shareholders of Rio Tinto plc and Rio Tinto Limited can be found on page 175.
     At the annual general meetings held during April 2008 the shareholders:
•	renewed the general authority to buy back up to 101.7 million of Rio Tinto plc’s ordinary shares, representing approximately ten per cent of its issued share capital for a further 12 month period;

•	approved buy backs by Rio Tinto Limited on-market over the 12 months following approval, provided that the number bought back did not exceed 28.57 million shares; and

•	renewed the shareholder authority to buy back up to all the Rio Tinto Limited shares held (indirectly) by Rio Tinto plc.
Under the authorities granted at the 2008 annual general meetings, Rio Tinto undertook a series of internal capital management transactions, whereby Rio Tinto plc issued shares held in treasury to Rio Tinto Limited for consideration equal to the market price at the time of issue, before repurchasing them all immediately for cancellation. The repurchases each took place for the aggregate amount of £5. This programme resulted in seventeen separate transactions with Rio Tinto plc issuing a total of 67,880,000 shares from treasury to

136  Rio Tinto 2008 Annual report

Rio Tinto Limited for a total consideration of £2,598 billion. All shares were immediately bought back for an aggregate consideration of £85 and were cancelled.
     It is immaterial to the shareholders of either Rio Tinto plc or Rio Tinto Limited if Rio Tinto Limited or any of its subsidiaries make a gain or a loss on such transactions as they have no effect on the Rio Tinto Group’s overall resources. The underlying purpose of the transactions was to facilitate the Rio Tinto Group’s ongoing capital management programme.
     During 2008, Rio Tinto plc issued 947,633 ordinary shares of which 763,919 ordinary shares were issued from treasury, and Rio Tinto Limited purchased on market and transferred 1,566,382 shares to satisfy obligations under employee share plans.
     Also during the year, the Companies’ registrars purchased on market 507,611 Rio Tinto plc ordinary shares and 628,646 Rio Tinto Limited shares to satisfy obligations to shareholders under the dividend reinvestment plans.
     No further shares were bought back between 1 January 2009 and 19 February 2009. During this period, Rio Tinto plc issued 241,552 shares in connection with employee share plans and Rio Tinto Limited’s registrars purchased on market and delivered 165,860 shares.
     Awards over 1,549,992 Rio Tinto plc ordinary shares and 833,904 Rio Tinto Limited shares were granted under employee share plans during 2008, and as at 19 February 2009 there were options outstanding over 5,907,043 Rio Tinto plc ordinary shares and 4,460,906 Rio Tinto Limited shares. Upon vesting, awards may be satisfied by the issue of new shares, the purchase of shares on market, or, in the case of Rio Tinto plc, from treasury shares.
     There were no changes to the authorised share capital of Rio Tinto plc during the year.

Purchases of Rio Tinto plc and Rio Tinto Limited shares

	Rio Tinto plc			Rio Tinto Limited			Group
Period	(a) Total	(b) Average	(c) Total	(a) Total	(b) Average	(c) Total	(d) Approximate
	number of	price	number of	number of	price	number of	dollar value of
	shares	paid per	shares	shares	paid per	shares	shares that
	purchased	share	purchased	purchased	share	purchased	may yet be
			as part of			as part of	purchased
			publicly			publicly	under the
			announced			announced	plans or
			plans or			plans or	programmes
		US$	programmes		US$	programmes	US$m

2008
1 Jan to 31 Jan	–	–	–	283,994	106.59	–	–
1 Feb to 29 Feb	–	–	–	502,744	121.19	–	–
1 Mar to 31 Mar	–	–	–	97,041	113.41	–	–
1 Apr to 30 Apr	215,855	118.56	–	597,963	127.51	–	–
1 May to 31 May	–	–	–	248,601	143.77	–	–
1 Jun to 30 Jun	–	–	–	73,842	126.71	–	–
1 Jul to 31 Jul	8,795,496	0.00	–	4,575	115.03	–	–
1 Aug to 31 Aug	17,535,221	0.00	–	17,887	106.23	–	–
1 Sep to 30 Sep	10,890,294	0.00	–	8,752	93.13	–	–
1 Oct to 31 Oct	24,794,875	0.70	–	341,130	71.47	–	–
1 Nov to 30 Nov	6,155,870	0.00	–	14,806	45.98	–	–
1 Dec to 31 Dec	–	–	–	3,693	27.75	–	–

Total	68,387,611	0.63	–	2,195,028	114.78	–	–

2009 1 Jan to 31 Jan	–	–	–	26,530	27.36	–	–
1 Feb to 19 Feb	–	–	–	139,330	31.96	–	–

Notes
1.	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited shares.

2.	The average prices paid have been translated into US dollars at the exchange rate on the day of settlement.

3.	The share buy back programme was suspended
upon the announcement of the Alcan Inc acquisition on 12 July 2007 and did not operate in 2008.

4.	Shares purchased by the Companies’ registrars in connection with the dividend reinvestment plans and employee share plans are not deemed to form part of any publicly announced plan or programme.
5.	Shares purchased by Rio Tinto plc in line with the Group’s internal capital management programme are described on page 136. These purchases do not form part of any publicly announced plan or programme.

Rio Tinto 2008 Annual report  137

Directors’ report continued

Dividends
The total dividend for 2008 will be US 136 cents, of which US 68 cents was paid as the interim dividend in September 2008. Final dividends of 46.29 pence or 101.48 Australian cents per share will be paid on 8 April 2009. Full details of dividends paid and the dividend policy can be found on page 168.
Annual general meetings
The 2009 annual general meetings will be held on 15 April in London and on 20 April in Sydney. Separate notices of the 2009 annual general meetings are produced for the shareholders of each Company.
Directors
The names of the directors who served during the year, together with their biographical details and other information are shown on pages 132 to 135.
     Sir Richard Sykes resigned at the conclusion of the Rio Tinto Limited annual general meeting held on 24 April 2008. Jan du Plessis and Jim Leng were appointed directors on 1 September 2008 and 14 January 2009 respectively. Jim Leng subsequently resigned on 9 February 2009. In line with the Group’s constitutional documents, Jan du Plessis will stand for election at the 2009 annual general meetings. Sir David Clementi, Sir Rod Eddington, Andrew Gould and David Mayhew retire by rotation and, being eligible, will offer themselves for re-election at those meetings. Dick Evans will retire at the conclusion of the 2009 annual general meetings, and does not seek re-election. Details of directors’ service contracts and letters of appointment can be found on page 145, and page 150.
     A table of directors’ attendance at board and committee meetings during 2008 is on page 160.
Remuneration of directors and executives
The Remuneration report starting on page 141 forms part of the Directors’ report and includes details of the nature and amount of each element of the remuneration (including share options) of each of the directors and of each the key management personnel and highest paid executives below board level in respect of whom disclosures are required in 2008.
     The 2007 Remuneration report was approved by shareholders at the annual general meetings in April 2008.
Secretaries
Details of the company secretary of each of Rio Tinto plc and Rio Tinto Limited together with their qualifications and experience are set out on page 135.
Corporate governance
A full report on corporate governance can be found on pages 158 to 165 and forms part of this Directors’ report.
Indemnities and insurance
The articles of association and constitution of the Companies require them to indemnify, to the extent permitted by law, officers of the
Companies, including officers of wholly owned subsidiaries, against liabilities arising from the conduct of the Group’s business, to the extent permitted by law. This requirement is satisfied by Deeds of Indemnity and Access which have been provided to the directors and the company secretaries of the Companies, and to certain employees serving as directors of subsidiaries at the Group’s request. No amount has been paid under any of these indemnities during the year.
     The Group has purchased directors’ and officers’ insurance during the year. In broad terms, the insurance indemnifies individual directors’ and officers’ personal legal liability and legal defence costs for claims arising out of actions taken in connection with Group business. It is a condition of the insurance policy that detailed terms and premiums paid cannot be disclosed.
Employment policies and communication
The average number of people employed during the year by Rio Tinto, including the Group’s proportionate share of consolidated companies and equity accounted units, was approximately 106,000 (2007: 52,000). Of these, about 20,000 were located in Australia and New Zealand, around 17,000 in the US and Canada and 15,000 in Europe.
     Rio Tinto’s employment policies are set out in its statement of business practice, The way we work.
     Rio Tinto employs on the basis of job requirements and does not discriminate on grounds of age, ethnic or social origin, politics, religion or disability. Group companies employ disabled people and accept the need to maintain and develop careers for them. If an employee becomes disabled and, as a result, is unable to perform his or her current duties, every effort is made to offer suitable alternative employment and to assist with retraining.
     Rio Tinto strives to respect the rights and dignity of employees throughout our operations and those of our business partners. The Group recognises the right of all employees to choose to belong or not to belong to a union and seek to bargain collectively.
     The Group provides clear and timely communication with its employees concerning business performance and corporate developments. It endeavours to maintain effective channels of communication through an internal communications team, which manages the release of information to employees across the Group’s businesses. Information is released through a number of forums including electronic and paper newsletters and bulletins, video and the Group’s intranet. Individual operations also invite employees to briefings outlining business performance including results, health, safety and environmental matters.
Rio Tinto operates employee share plans worldwide which, taking account of local country tax and securities regulation, aim to facilitate employee shareholding. The directors believe that this is a good way for employees to participate in the success of the Group.
Donations
During 2008, the Group spent US$134 million on community assistance programmes and payments into benefit receiving trusts set up in directly negotiated community impact benefit agreements. Donations in the UK during 2008 amounted to £1.9 million (2007: £1.8 million) of which £0.4 million (2007: £0.2 million) was for charitable purposes as defined by the Companies Act 1985 and £1.5 million (2007: £1.6 million) for other community purposes.
     As in previous years, no donations were made for political purposes in the EU, Australia or elsewhere, as defined by the UK Companies Act 1985 as amended by the Political Parties, Elections and Referendums Act 2000.
Governmental regulations
Rio Tinto is subject to extensive governmental regulations affecting all aspects of its operations and consistently seeks to apply best practice in all of its activities. Due to Rio Tinto’s product and geographical spread, there is unlikely to be any single governmental regulation that could have a material effect on the Group’s business.
     Rio Tinto’s operations in Australia and New Zealand are subject to state and federal regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site specific environmental licences, permits and statutory authorisations, workplace health and safety, trade and export, corporations, competition, access to infrastructure, foreign investment and taxation. Some operations are conducted under specific agreements with the respective governments and associated acts of parliament. In addition, Rio Tinto’s uranium operations in the Northern Territory, Australia and Namibia are subject to specific regulation in relation to mining and the export of uranium.
     US and Canada based operations are subject to local, state, provincial and national regulations governing land tenure and use, environmental aspects of operations, product and workplace health and safety, trade and export administration, corporations, competition, securities and taxation. In relation to hydro-electric power generation in Canada, water rentals and royalties, as well as surplus power sales, are regulated by the Quebec and British Columbia provincial governments.
     Rio Tinto’s South African based operations are subject to black economic empowerment legislation which includes the requirement to transfer (for fair value) 26 per

138  Rio Tinto 2008 Annual report

cent of the Group’s South African mining assets to historically disadvantaged South Africans by 2014.
Environmental regulation
Rio Tinto measures its performance against environmental regulation by rating incidents on a low, moderate, high, or critical scale of likelihood and consequence of impacting the environment. High and critical ratings are reported to the Executive committee and the Committee on social and environmental accountability, including progress with remedial actions. Prosecutions and other breaches are also used to gauge Rio Tinto’s performance.
     In 2008, there were 17 high or critical environment incidents at Rio Tinto managed operations compared with nine in 2007. Of the 17 incidents, 11 occurred at former Alcan Inc. operations acquired in October 2007.
     These incidents were of a nature to impact the environment or may have concerned local communities. Of these, one affected air quality, nine resulted from water discharge and seven were spills. Examples of these include:
•	Discharges of bauxite residue and also acid into the local river at Vaudreuil, Canada

•	Loss of transformer oil into groundwater following a fire at Anglesey, Wales

•	Discharge of mine water off site following the failure of a pipeline flange at Bengalla, Australia

•	Slow leakage of water from a drain point following failure of a valve that resulted in unlicensed discharge from a dam at Mount Thorley Warkworth, Australia

•	Oil leakage from a sump into surrounding soil at Richards Bay, South Africa

•	Acid spray from a storage tank onto surrounding soil as a result of mechanical failure of an inlet supply pipe at Rossing, Namibia

•	Oil overflow from a truck onto soil during maintenance activities at an electrical substation at Chute des Passes, Canada

•	Processing liquor releases to a sea water channel from holding ponds at Gove, Australia

•	Oily stormwater release from a light fuel tank farm which exceeded waste discharge license limits at Gove, Australia

•	Overflow of residue mud into a natural channel from holding ponds during a high rainfall event at Gove, Australia

•	Air emission concentrations of fluoride and particulates that exceeded monthly permit limits at Kitimat, Canada

•	Hydrocarbon leakage from an underground pipe at NZAS, New Zealand.
During 2008, five operations incurred fines amounting to US$15,500 (US$8,326 in 2007).
     The Australian National Greenhouse and Energy Reporting Act 2007 came into effect in July 2008. Rio Tinto Limited and Alcan Gove Pty Limited exceed the emission and energy use thresholds under that legislation and from 2009 are required to register and report to the Australian Government. Rio Tinto’s Australian operations are implementing measurement and reporting systems in readiness for these requirements. Rio Tinto Limited and Alcan Gove Pty Limited are registered under the Australian Energy Efficiency Opportunities Act 2006. In 2008 they submitted the first reports of energy use and energy efficiency opportunities covering the sites required to undertake energy assessments.
     Further information in respect of the Group’s environmental performance is included throughout this Annual report, in the Sustainable development section on page 80 and on the website.
Legal proceedings
Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position or profitability.
     Contingencies are disclosed in note 35 to the 2008 Full financial statements.
Exploration, research and development
The Group carries out exploration, research and development in support of its activities as described more fully under Exploration, and Technology & Innovation on pages 73 to 77. Notwithstanding significant increases in cash expenditure, the amounts charged for the year for exploration and evaluation were US$645 million (2007: US$321 million) and for research and development were US$307 million (2007: US$69 million).
Auditors and disclosure of information to auditors
PricewaterhouseCoopers LLP and PricewaterhouseCoopers are the auditors of Rio Tinto plc and Rio Tinto Limited respectively.
     PricewaterhouseCoopers LLP have indicated their willingness to continue in office as auditors of Rio Tinto plc and a resolution to reappoint them as auditors of Rio Tinto plc will be proposed at the 2009 annual general meetings of Rio Tinto plc and Rio Tinto Limited. PricewaterhouseCoopers will continue in office as auditors of Rio Tinto Limited. A resolution to reappoint them as auditors, and to authorise the Audit committee to fix their remuneration will be put to shareholders at the 2009 annual general meetings.
     PricewaterhouseCoopers as the auditors of Rio Tinto Limited are required to provide an Auditor’s Independence declaration to the directors under Section 307C of the Australian Corporations Act 2001. A copy is set out in the 2008 Full financial statements.
     No person who was an officer of Rio Tinto during the year was a former partner or director of either Company’s auditors.
     As required by section 418 of the
Companies Act 2006 each of the directors at the time this report was approved has confirmed that:
•	so far as he or she is aware, there is no relevant audit information (ie information needed by the Companies’ auditors in connection with preparing their report) of which the auditors are unaware; and

•	he or she has taken all steps that they ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish that the auditors are aware of that information.
Principal auditor – audit and non audit fees and services
The amounts payable to the Group’s principal auditors, PricewaterhouseCoopers, were:

	2008	2007
	US$m	US$m

Audit fees (a)	29.7	30.7
Audit services in connection with divestment programme (b)	24.4	2.8
Tax fees	3.3	0.8
All other fees (c)	37.8	7.4

	95.2	41.7

(a)	Audit fees related to statuory audits and, for 2007, include the full cost of the 2007 audit of Alcan Inc. and its subsidiaries amounting to US$18.8 million.

(b)	Represents fee for audit of carve out financial statements.

(c)	‘All other fees’ include those relating to the divestment programme, the pre-conditional offer from BHP Billiton, and the acquisition of Alcan Inc.
Further information on audit and non audit fees is set out in note 43 to the 2008 Full financial statements.
     A description of Rio Tinto’s policies to uphold the independence of the Group’s principal auditors is set out in the Corporate Governance section on page 164. Based on advice provided by the Audit Committee as set out in the Report of the Audit Committee on page 161, the directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers is compatible with the general standard of independence for auditors and the standards imposed by the Australian Corporations Act 2001.
Financial instruments
Details of the Group’s financial risk management objectives and policies and exposure to risk are described in the Financial review on page 92.
Value of land
Most of the Group’s interests in mining properties and leases, and in other land and buildings have been included in the financial statements at cost in accordance with its accounting policies. It is not possible to estimate the market value of such interests in land as this will depend on product prices over the long term which will vary with market conditions.

Rio Tinto 2008 Annual report  139

Directors’ report continued

Creditor payments
It is the Group’s policy to agree terms of payments with suppliers when entering into contracts and to meet its obligations accordingly. The Group does not follow any specific published code or standard on payment practice.
     At 31 December 2008, there were 26 days’ (2007: 28 days) purchases outstanding in respect of the Group based on the total invoiced by suppliers during the year.
Going concern
The directors report that the financial statements have been prepared on a going concern basis as they have satisfied themselves that the Companies and the Group are a going concern with adequate financial resources to continue in operational existence for the foreseeable future.
     Further discussion is included on page 93 under capital resources and contractual obligations.
The Directors’ report is made in accordance with a resolution of the board.

Paul Skinner
Chairman
6 March 2009

140  Rio Tinto 2008 Annual report

Remuneration report

This Remuneration report forms part of the Directors’ report and covers the following information:
•	description of the Remuneration committee and its duties;

•	description of the policy on directors’, executives’ and the company secretaries’ remuneration;

•	summary of the terms of executives’ service contracts and non executive directors’ letters of appointment;

•	details of each executive’s remuneration and awards under long term incentive plans and the link to corporate performance;

•	details of executives’ interests in Rio Tinto shares; and

•	graphs illustrating Group performance, including relative to the HSBC Global Mining Index.
INTRODUCTION
Rapid change characterised the environment faced by Rio Tinto in 2008. While focused work continued throughout the year on the integration of Alcan, and the industry experienced strong commodity prices well into the third quarter, the sharp global and industry downturn in the fourth quarter necessitated quick action to compensate for the sharp change in revenues and significant fixed costs. The year also proved challenging due to the unsolicited pre-conditional offer from BHP Billiton, which occupied eleven months of the year and created significant uncertainty for employees. It also constrained Rio Tinto’s ability to take actions to enhance the alignment between the remuneration structure and business and people priorities, which are key to shareholder value creation.
     Rio Tinto has pursued a divestment strategy during 2008 which was hampered by the global credit crisis. A significant number of employees are in businesses that have been identified for divestment, which presents a unique human resources challenge when the divestment process is extended over many months.
     As announced at the end of 2008, Rio Tinto is continuing to rationalise its workforce and its assets in response to the downturn, and to use cash flows to repay the existing level of debt. In close collaboration with management, Rio Tinto is working to establish the delicate balance that is required between the needs of Rio Tinto employees and their families, the communities in which its people and assets are located, and its shareholders. Rio Tinto continues to believe that our people are amongst its most important assets, and to treat them with respect is in the best interests of everyone and consistent with its profile as a world class organisation.
     Consistent with the challenging economic environment, the Company took steps to conserve cash in 2009 including granting no increases in salary at the executive director and product group chief executive level and minimal increases below this level. Despite the economic conditions, the Company achieved near target earnings for 2008. To enhance alignment of executives with shareholders and to support retention in the current environment, the committee introduced a 100 per cent mandatory deferral of any bonus payable into shares at the product group chief executive level and above and a 50 per cent deferral for other senior executives.
Remuneration committee
The following independent, non executive directors were members of the committee during 2008:
•	Andrew Gould (chairman from 24 April 2008)

•	Sir Richard Sykes (chairman until 24 April 2008)

•	Sir David Clementi

•	Michael Fitzpatrick

•	Richard Goodmanson

•	Paul Tellier
The committee met seven times during 2008 and members’ attendance is set out on page 160. The committee’s responsibilities are set out in its terms of reference which have been approved by the Board and may be viewed in the corporate governance section of the website. They include:
•	recommending executive remuneration policy to the board;

•	reviewing and determining the terms of service, including remuneration and any termination arrangements, for the chairman, executive directors, product group chief executives and the company secretary of Rio Tinto plc;

•	reviewing and confirming the remuneration and conditions of employment strategy for other senior managers;

•	recommending share-based long term incentive plans to the board; and

•	monitoring the effectiveness and appropriateness of executive remuneration policy and practice.
The global head of Human Resources, Hugo Bague, and Jane Craighead, global practice leader, Total Rewards attended committee meetings in an advisory capacity. The chairman, Paul Skinner and the chief executive, Tom Albanese, participated in meetings at the invitation of the committee during 2008, but were not present when their own individual remuneration was discussed. Ben Mathews, the company secretary of Rio Tinto plc, acts as secretary to the committee, but was not present when his own remuneration was discussed.
     The committee appointed Deloitte LLP in 2008 to provide it with independent advice on executive remuneration matters. Deloitte LLP also provides taxation advice to the Group mainly related to Rio Tinto’s share plans as well as providing unrelated taxation and consulting advice. To carry out its duties in accordance with its terms of reference, the committee monitors global remuneration trends and developments and draws on a range of external sources of data, in addition to that supplied by Deloitte LLP, including publications by other remuneration consultants such as Towers Perrin, Hay Group, Mercer and Watson Wyatt.
Corporate governance
The committee reviewed its terms of reference in 2008 and concluded that, in the course of its business, it had covered the duties set out in the Combined Code on Corporate Governance, published by the UK Financial Reporting Council (the Code), complied with Principle 8 of the revised Australian Securities Exchange Corporate Governance Principles and Recommendations (the ASX Principles), and was constituted in accordance with the requirements of the Code and the ASX Principles. The performance of the committee was evaluated in 2008 which confirmed that it had satisfactorily performed the duties set out in its terms of reference.
EXECUTIVE REMUNERATION
Rio Tinto is subject to a number of different reporting requirements for the contents of this Remuneration report. Whilst UK disclosure requirements relate to the directors, the Australian Corporations Act and regulations both require disclosures for “key management personnel”. The Australian Corporations Act also requires disclosures in respect of the five highest paid executives below board level.
     The board has considered the definition of “key management personnel” and has decided that, in addition to the executive and non executive directors, they comprise the product group chief executives and the Group executive Business Resources.
     The board also considered the definition of five highest paid executives below board level and has decided that, based on the criteria to determine this group of senior management, these executives will be selected from a population comprising key management personnel and members of the Rio Tinto executive committee. In addition to the key management personnel, the following members of senior management are therefore included in this report: Hugo Bague, global head of Human Resources, Debra Valentine, global head of Legal and Grant Thorne, Group executive Technology and Innovation.
     Throughout this report, the executive directors, product group chief executives, Group executive Business Resources and the five highest paid executives below board level will collectively be referred to as the “executives”.
     This represents a change to the normal ranking of remuneration observed in prior years in which the product group chief

Rio Tinto 2008 Annual report      141

Remuneration report continued

executives and Group executive Business Resources were both the key management personnel and the five highest paid executives below board level. 2008 was an unusual year in that the fall in the share price since November 2008 resulted in a negative adjustment to the IAS 24 values for share awards under the Mining Companies Comparative Plan (MCCP). The most senior executives experienced the largest negative accounting adjustment thereby resulting in a re-ordering of the senior executives in terms of total remuneration based on the IAS 24 valuation.
     During the period since year end, Rio Tinto has announced senior management changes which affect the executive group defined above. On
12 January 2009, Dick Evans, executive director and chief executive Rio Tinto Alcan, indicated his intention to retire on 20 April 2009. He will continue to act as an adviser to the Company for the remainder of his contract to 31 December 2009 and to assist with the transition and integration of Rio Tinto Alcan. Jacynthe Côté was named as chief executive, Rio Tinto Alcan on 1 February 2009. In addition, from 1 February 2009, the responsibilities of the Business Resources function were incorporated into other functions and the Group executive Business Resources, Keith Johnson will be leaving the Group.
Board policy
Rio Tinto operates in global, as well as local markets, where it competes for a limited resource of talented executives. It recognises that, to achieve its business objectives, the Group needs high quality, committed people. Rio Tinto has therefore designed an executive remuneration policy to support its business goals by enabling it to attract, retain and appropriately reward executives of the calibre necessary to deliver very high levels of performance. This policy is regularly reviewed to take account of changing market, industry and economic circumstances, as well as developing Group requirements. The main principles of the Group’s executive remuneration policy are:
•	to provide total remuneration which is competitive in structure and quantum with Global comparator companies’ practices;

•	to achieve clear alignment between total remuneration and delivered business and personal performance, with particular emphasis on both short term business performance and long term shareholder value creation and performance relating to health, safety and the environment;

•	to link variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Group and shareholders over the short, medium and long term;

•	to provide an appropriate balance of fixed and variable remuneration; and

•	to provide internal equity between
executives within Rio Tinto and to facilitate the movement of executives within Rio Tinto to meet the needs of the Group.
Consistent with the Company’s business strategy to have high quality long term mining assets, the Company seeks to achieve a remuneration mix which best reflects the long term nature of the business. Rio Tinto aims to move towards a greater portion of remuneration being in long term incentives. The Company deferred bringing a proposal to shareholders to enhance the variable components of pay as a percentage of total remuneration due to the economic environment and the challenges facing the mining industry in particular, and implemented a bonus deferral programme instead. The Company will continue to review the remuneration structure to improve its alignment with the business strategy.
     The composition of total remuneration packages is designed to provide an appropriate balance between fixed and variable components. This is in line with Rio Tinto’s objective of aligning total remuneration with personal and business performance. Details of the executives’ remuneration are set out in Table 1 on pages 152 to 157. The Group’s return to shareholders over the last five years is set out in the table on page 147.
Remuneration components
Base salary
Base salaries are reviewed annually against a global comparator group for the most senior executives and adjusted as appropriate, taking into account the nature of the individual executive’s role, external market trends and business and personal performance. The committee uses a range of international companies of a similar size, global reach and complexity to make this comparison. As stated above, the committee has agreed that for 2009 there would be no increase in the base salaries of the executive directors and product group chief executives with minimal increases below first level.
     Executive remuneration is explicitly related to business performance through the following long and short term arrangements:
Short term incentive plan (STIP)
STIP is an annual bonus plan, designed to support overall remuneration policy by:
•	focusing participants on achieving calendar year performance goals which contribute to sustainable shareholder value; and

•	providing significant bonus differential based on performance against challenging personal, business, and other targets, including safety.
The committee reviews and approves the individual performance of executives against relevant targets and objectives at the end of each year. STIP payments to executive directors, the Group executive Business
Resources, the global head of Human Resources, and the global head of Legal are linked to three performance criteria: Group financial performance, Group safety performance and personal performance. In the case of Dick Evans, the applicable criteria are product group financial performance, Group and product group safety performance as well as personal performance. STIP payments for the other product group chief executives and the Group executive of Technology and Innovation are linked to Group and product or business support group financial and safety performance, as appropriate, as well as personal performance.
     The target level of annual bonus for executive directors, product group chief executives and group executives for 2009 is 60 per cent of salary, the same as 2008. The targets for the global head of Human Resources and the global head of Legal are 50 per cent and 55 per cent respectively in 2008. Executives may receive up to twice their target (eg up to 120 per cent of base salary in the case of the executive directors and product group executives) for outstanding performance against all criteria. Rio Tinto applies the following guidelines in the calibration of threshold (90 per cent probability of achievement), target (70 per cent probability of achievement) and outstanding (20 per cent probability of achievement).
     Details relating to STIP awards for 2008 are on pages 146 to 149.
Long term incentives
Shareholders approved two long term incentive plans at the annual general meetings in 2004, the Share Option Plan and the Mining Companies Comparative Plan. These plans are intended to provide the committee with a means of linking executives’ rewards to Group performance. Total shareholder return (TSR) was, at the time of their introduction, considered the most appropriate measure of company performance and continues to be used for 2008. Long term incentives are not pensionable.
Share Option Plan (SOP)
Each year, the committee considers whether a grant of options should be made under the SOP and, if so, at what level. In arriving at a decision, the committee takes into consideration the personal performance of each executive as well as competitive benchmarking. The maximum face value grant under the SOP is three times the base salary of the executive. Under the SOP, options are granted to purchase shares at an exercise price based on the share price at time of grant. No options are granted at a discount and no amount is paid or payable by the recipient upon grant of the options. Grants made to executives are set out in Table 5 on page 157.
     No options will become exercisable unless the Group has met stretching TSR

142     Rio Tinto 2008 Annual report

performance conditions. In addition, before approving any vesting and regardless of performance against the respective performance conditions, the committee retains discretion to satisfy itself that the TSR performance is a genuine reflection of the value available to shareholders.
     Under the SOP, vesting is subject to Rio Tinto’s TSR equalling or outperforming the HSBC Global Mining Index over a three year performance period. Rio Tinto’s TSR is calculated as a weighted average of the TSR of Rio Tinto plc and Rio Tinto Limited. If TSR performance equals the index, the higher of one third of the actual grant or 20,000 options may vest. The full grant may vest if the TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. Between these points, options may vest on a sliding scale, with no options becoming exercisable for a three year TSR performance below the index.
     Options granted under the 2004 SOP before 31 December 2006 are subject to a single fixed base re-test five years after grant if they do not vest after the initial three year performance period. Options granted after 31 December 2006 are not subject to any re-test and will lapse if they do not vest at the conclusion of the initial three year performance period. There are no outstanding options that are subject to a retest of performance.
     Prior to any options vesting (subject to the committee’s discretion described above), the Group’s TSR performance against the criteria relevant to the SOP is calculated independently by Watson Wyatt.
     If Rio Tinto were subject to a change of control or a company restructuring, options would vest subject to the satisfaction of the performance condition at the time of the change of control or restructuring. Depending on the circumstances, the committee has the discretion to adjust the performance condition to ensure a fair measure of performance and to consider the impact of a potentially truncated performance period or other factors on the validity of the original performance condition. The committee may at its discretion, and with the agreement of participants, determine that options will be replaced by equivalent new options over shares of the acquiring company. If a performance period is deemed to end during the first 12 months after the conditional award is made, that award will be reduced pro-rata.
     Options may, upon exercise, be satisfied by treasury shares, the issue of new shares or the purchase of shares in the market. Currently it is Rio Tinto plc’s intention to satisfy exercises by issuing new shares and Rio Tinto Limited’s intention to satisfy exercises by way of the transfer of existing shares purchased on the open market.
Mining Companies Comparative Plan (MCCP)
Rio Tinto’s performance share plan, the MCCP, provides participants with a conditional right to receive shares. The maximum face value conditional award under the MCCP is two times the base salary of individual participants. Awards made to executives are set out in Table 4 on page 156.
     The conditional awards will only vest if the performance condition set by the committee is satisfied. Prior to the vesting of conditional awards, the Group’s TSR performance against the performance condition contained in the MCCP is calculated independently by Watson Wyatt. In addition, the committee retains discretion to satisfy itself that performance is a genuine reflection of the value available to shareholders and adjust vesting levels accordingly.
     In the event of a change of control or a company restructure, the awards would only vest subject to the satisfaction of the performance condition measured at the time of the change of control or restructure. Depending on the circumstances, the committee has the discretion to adjust the performance condition to ensure a fair measure of performance and to consider the impact of a potentially truncated performance period or other factors on the validity of the original performance condition. If a performance period is deemed to end during the first 12 months after the conditional award is made, the award will be reduced pro-rata.
     The performance condition compares Rio Tinto’s TSR with the TSR of a comparator group of other international mining companies over the same four year period. The composition of this comparator group is reviewed regularly by the committee to ensure that it continues to be relevant in a consolidating sector. The comparator group for the 2005 conditional award (which vests in 2009) contains ten companies: Alcoa, Anglo American, Barrick Gold, BHP Billiton, Freeport-McMoRan Copper & Gold, Grupo Mexico, Newmont, Rio Tinto, Teck Cominco and Xstrata. The size and nature of the comparator group is largely the same for the 2006, 2007, 2008 and 2009 awards.
     The following table shows the percentage of each conditional award made in 2005 which will be received by those participants who were in executive director and product group chief executive roles at the date of grant. The vesting is based on Rio Tinto’s four year TSR performance relative to the comparator group for conditional awards made in 2005:

Ranking in the remaining ten company comparator group

	1st	2nd	3rd	4th	5th	6th-10th

Percentage vesting	150	121.3	92.5	63.8	35	0

The historical ranking of Rio Tinto in relation to the relevant comparator group for each four year period (based on the calendar year) is reflected in the table below.
     The members of the comparator group for each conditional award are determined by the committee prior to making the conditional award. Comparator companies for the 2008 conditional award at time of grant were: Alcoa, Anglo American, Barrick Gold, BHP Billiton, Freeport-McMoRan Copper & Gold, Newmont, Rio Tinto, Vale and Xstrata
     Awards are released to participants as either Rio Tinto plc or Rio Tinto Limited shares or as an equivalent amount in cash.
In addition, for conditional awards made after 1 January 2004, a cash payment equivalent to the dividends that would have accrued on the vested number of shares over the four year period is made to those participants who were in executive director and product group chief executive roles at the date of grant.

Ranking of Rio Tinto versus comparator companies

Period	Ranking	Period	Ranking

1994 – 97	4 out of 16	2000 – 03	7 out of 16
1995 – 98	4 out of 16	2001 – 04	11 out of 16
1996 – 99	2 out of 16	2002 – 05	10 out of 16
1997 – 00	2 out of 16	2003 – 06	10 out of 16
1998 – 01	2 out of 16	2004 – 07	5 out of 10
1999 – 02	3 out of 16	2005 – 08	3 out of 10

Rio Tinto 2008 Annual report     143

Remuneration report continued

     Awards may, upon vesting, be satisfied by treasury shares, the issue of new shares or the purchase of shares in the market. Currently it is Rio Tinto plc’s intention to satisfy exercises by issuing new shares and Rio Tinto Limited’s intention to satisfy exercises by way of the transfer of existing shares purchased on the open market.
Management Share Plan (MSP)
The Company also has the Management Share Plan, which was created in 2007. Directors are not eligible to participate in the MSP. This plan is designed to support the Group’s ability to attract and retain key staff in an increasingly tight and competitive labour market. Under the MSP, certain senior management may receive a conditional award of shares which is subject to service-based and/or performance-based vesting condition(s) depending upon the nature of the award. Shares to satisfy the awards are purchased in the market and no new shares will be issued to satisfy awards under this plan. Where applicable, participants are allocated shares to approximate the cash amount of dividends that would have been received had the recipient owned the shares between the grant date and the vesting date.
     In the case of a change of control, awards vest on the date of the change of control but, in the case of an award which is subject to a performance condition, only to the extent that the performance condition has been satisfied. Depending on the circumstances, the committee has the discretion to adjust the performance condition to ensure a fair measure of performance and to consider the impact of a potentially truncated performance period or other factors on the validity of the original performance condition. The directors may decide that the award is reduced pro rata to reflect the acceleration of vesting. Awards made to executives are set out in Table 4 on page 156.
Post employment benefits – executive directors
Executives may participate in post employment benefit arrangements offered by the Group. No post employment benefits are provided to non executive directors. Guy Elliott and Tom Albanese participate in the UK non contributory Rio Tinto Pension Fund (the “Fund”), a funded occupational pension plan approved by HM Revenue & Customs. The Fund provides both defined benefit and defined contribution benefits. In April 2005, the defined benefit section of the Fund was closed to new participants.
     Members of the defined benefit section of the Fund who retire early may draw a pension reduced by approximately four per cent a year for each year of early payment. Executives can take their pension benefits unreduced for early payment from the age of 60. Spouse and dependants’ pensions are also provided. Pensions paid from this section are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
     During 2008, there was no requirement for company cash contributions to be paid into the Rio Tinto Pension Fund, although cash contributions are required if the Company wishes to enhance the benefits for any individual member. Company contributions to the Rio Tinto Pension Fund will recommence from 1 January 2009.
     Rio Tinto reviewed its pension policy in light of the legislative changes introduced from April 2006. The Rio Tinto Pension Fund was amended to incorporate a fund specific limit to pensionable salary equivalent to the statutory earnings cap for all members previously affected; unfunded benefits continue to be provided, where already promised, on pensionable salary above the fund specific limit.
     Guy Elliott is accruing a pension of 2.3 per cent of basic salary for each year of service with the Company to age 60. The unfunded arrangements described above will be utilised to deliver this promise to the extent not provided by the Fund.
     Tom Albanese is accruing a pension payable from normal retirement age of 60 of two thirds of basic salary, subject to completion of 20 years’ service with the Group, inclusive of benefits accrued under the US pension arrangements. Proportionally lower benefits are payable for shorter service or, if having attained 20 years’ service, retirement is taken prior to the age of 60. His benefits under the Rio Tinto Pension Fund are restricted to the fund specific limit, with the balance provided through unfunded arrangements.
     Dick Evans was offered membership in the Rio Tinto International Pension Fund, a funded occupational pension plan based in the UK. His membership was to be effective from the commencement of his employment on 25 October 2007. Subsequent to this offer, and prior to Dick Evans joining the Fund, it was identified that the proposed arrangement would not comply with the requirements of US Internal Revenue Code. As a result, the same retirement benefit was delivered at no additional expense to the Company in the form of an annuity to be purchased with an external third party at the time of his retirement. As a result, no contributions were paid to the Rio Tinto International Pension Fund in Dick Evans’ respect.
     Dick Evans also participates in the Alcan Employee Savings Plan (Canada). This Plan comprises two types of plans: the Registered Retirement Savings Plan, a tax sheltered arrangement up to prescribed legal limits, and the Employee Profit Sharing Plan. The Company pays a contribution of 50 per cent, 60 per cent or 70 per cent, determined by credited service with the Company, of any regular contribution of up to 4 per cent of basic salary paid by the employee. The Company percentage in respect of Dick Evans is 60 per cent. The Company’s contribution is paid into the Employee Profit Sharing Plan and vests immediately. Employees may request lump sum withdrawals in cash at any time. On termination of employment or retirement employees may request one or more of a lump sum payment in cash, a transfer of tax sheltered amounts to another registered plan or the purchase of a qualified annuity with the tax sheltered amounts.
     Details of executive directors’ pension entitlements are set out in Table 2 on page 154.
Performance and non performance related remuneration
Total remuneration is a combination of fixed and performance related elements, each of which is described in this report. In addition, some executives have specific arrangements for remuneration outside these core elements and which are detailed in the service contracts table on page 145. The total remuneration for executives shown in Table 1 includes these non performance related items, which are specific to the circumstances of each executive, as well as one-time special bonuses or awards, such as engagement awards.
     The performance related, or variable, elements are the short and long term incentive plans which are linked to achievement of business and personal performance goals and are, therefore, “at risk”. The rest of the elements of the package are “fixed” and are not at risk. Excluding post employment benefits, non-monetary benefits and other cash-based benefits, the proportion of total direct remuneration provided by way of variable components, assuming target levels of performance is set out in the table on the next page. Fixed pay is represented by base salary and the values of the share based awards not related to company performance including the Management Share Plan (MSP). Variable components comprise the Short Term Incentive Plan, the Share Option Plan and the Mining Companies Comparative Plan (STIP, SOP, and MCCP respectively). One time awards have been excluded from the estimation of remuneration mix to provide a better representation of the balance between fixed and variable in the regular remuneration package. The next table demonstrates the significant emphasis that is placed on at-risk versus fixed remuneration as a percentage of total direct remuneration.

144     Rio Tinto 2008 Annual report

Table showing remuneration mix

Executive	Fixed as %	At-risk as %	Options as %
	of 2008 total	of 2008 total	of total

Tom Albanese	32	68	16
Guy Elliott	37	63	13
Dick Evans	32	68	16
Hugo Bague	52	48	0
Preston Chiaro	32	68	16
Bret Clayton	32	68	16
Keith Johnson	37	63	13
Grant Thorne	48	52	0
Debra Valentine	50	50	0
Sam Walsh	37	63	13

Share based remuneration not dependent on performance
In 2008, the Company made use of the MSP (in conjunction with the MCCP) as a component of the annual grant for all executives below the product group chief executive level. Grants of conditional shares vest based on service on 31 December 2010 and subject to the committee approving the vesting. These grants for the relevant executives are disclosed in Table 1 and their holdings in Table 4.
In August 2007, Hugo Bague received a one time grant of 20,000 Rio Tinto plc shares as part of the terms of his engagement and related to remuneration that was forfeited at resignation from his previous employer. The first half of these shares vested, based on service, 12 months after his commencement date. The second half will vest, also based on service, 24 months after the commencement date. In January 2008, Debra Valentine received a one time grant of 10,000 Rio Tinto plc shares as a part of the terms of her engagement and to establish retention during a period of high uncertainty due to the unsolicited pre-conditional bid from BHP Billiton. Half of the shares vest on the third anniversary of her employment and the remainder vest on the fourth anniversary.
     Executives may participate in share and share option plans that are available to all employees at particular locations and for which neither grant nor vesting is subject to the satisfaction of a performance condition. These plans are consistent with standard

Service contracts
The following table details the key aspects of each executive’s employment contract.

	T Albanese	G Elliott	D Evans	H Bague	B Clayton	P Chiaro	K Johnson	G Thorne	D Valentine	S Walsh

2008 roles held and role	Group CEO	Finance	ED & CEO	Global head	CEO Copper	CEO Energy	Group	Group	Global Head	CEO Iron Ore
commencement date	(1/5/07)	director	Rio Tinto	of Human	& Diamonds	& Minerals	executive	executive	of Legal	(1/11/04)
		(19/6/02)	Alcan	Resources	(15/11/07)	(15/11/07)	Business	Technology	(15/1/08)
			(25/10/07)	(1/8/07)			Resources	& Innovation
							(1/6/07)	(1/6/07)

Contract date	1/5/07	19/6/02	25/10/07	25/3/07	1/6/06	30/9/03	12/3/04	25/5/06	12/11/07	3/8/04
(current contact)	(Contract
disclosed
8/5/07)

Years of service completed	27	28	1	1	14	17	17	33	1	17

Standard contract conditions	Pension or superannuation fund participation.
Salary subject to annual review. Eligible for Rio Tinto Long Term Incentive Plans (LTIP).
Eligible for employee car scheme in accordance with policy applicable in country of assignment.
Eligible for medical benefits programmes applicable to employees generally in country of origin.
Where applicable, receives expatriate secondment packages which may include a housing benefit, repatriation and tax equalization.

Term	It is the Group’s policy that executives’ service contracts generally have no fixed term, but are capable of termination giving no less than the notice set out below. Dick Evans’ contract has a term of 27 months (not 24 months as incorrectly stated in 2007) and ends on 31 December 2009.

Notice	12 months	12 months	12 months	12 months	12 months	12 months	12 months	6 months	12 months	12 months
or remaining
term after
31/12/08

Resignation	Outstanding Long Term Incentive awards under the SOP, MCCP and MSP are forfeited as is any pro-rata STIP.

Retirement	Pro-rata STIP paid based on portion of performance period worked. LTIPs subject to performance test at completion of normal performance period and options or performance shares may vest at that time to the extent provided by the performance condition. Options or performance shares held for less than 12 months at date of termination are reduced pro-rata. MSP awards vest pro-rata upon retirement.

Termination by company – general including redundancy	Rio Tinto has retained the right to pay executives in lieu of notice. Given the wide variety of circumstances leading to early termination, the executive’s service contracts do not provide explicitly for compensation but, in the event of early termination, including redundancy, it is the Group’s policy to act fairly in all circumstances. Pre-existing entitlements may apply under redundancy policies generally applicable to employees in particular regions. Notice may be worked or fully or partly paid in lieu, at Company discretion, and additional capped service- related payments may apply. Compensation would not provide reward for poor performance.
In the event of termination except for cause, STIP would be paid based on the portion of the performance period worked. LTIPs would be subject to a performance test at completion of the normal performance period. Options and performance shares may vest at that time to the extent provided by the performance condition. Options or performance shares that have been held for less that 12 months at the date of termination would be reduced pro-rata. MSP awards vest pro-rata upon termination for reasons other than cause.
Termination for cause	Employment may be terminated by the Company without notice and without payment of any salary or compensation in lieu of notice. Outstanding awards under the SOP, MCCP and MSP are forfeited as is any pro-rata STIP.

Change of control	Contractual entitlements to severance are not triggered by a change of control. LTIP rules in the event of a change of control apply to all plan participants and are set out in the sections of the report on pages 142 to 144 that deal with each LTIP vehicle including the SOP, MCCP and MSP.

Rio Tinto 2008 Annual report     145

Remuneration report continued

remuneration practice whereby employees are offered participation in such plans as part of their employment to encourage alignment with the long term performance of the Company.
     Executives employed in the Rio Tinto plc part of the Group may participate in the Rio Tinto plc Share Savings Plan, a savings-related share option plan which is open to employees in the UK and elsewhere. Under the plan, participants can save up to £250 per month, or equivalent in local currency, for a maximum of five years. At the end of the savings period participants may exercise an option over shares granted at a discount of up to 20 per cent to the market value at the time of grant. The number of options to which participants are entitled is determined by the option price, the savings amount and the length of the savings contract. No consideration is paid or payable by the participant on receipt of the options. The UK section of this plan is approved by HM Revenue & Customs (HMRC). Grants made to executives are set out in Table 5 on page 157.
     Eligible UK employees, including some of the executives, may also participate in the Rio Tinto Share Ownership Plan, an HMRC approved share incentive plan which was introduced in 2002. Under this plan, eligible employees may receive an annual award of shares up to a maximum of five per cent of their salary, subject to a cap of £3,000. For the 2008 awards to be settled in 2009, in recognition of the challenging economic environment, the Company has reduced the annual award of shares up to a maximum of two and a half per cent of salary, subject to a cap of £1,500. In addition, participating employees can save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares. The Company matches these purchases on a one for one basis. The Rio Tinto Share Ownership Plan includes restrictions on transfer of shares while the shares are subject to the plan.
     Executives employed in the Rio Tinto Limited part of the Group may elect to participate in the Rio Tinto Limited Share Savings Plan, introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan. Grants made to executives are set out in Table 5 on page 157.
     Executives, other than executive directors, may be eligible to participate in the MSP as described on page 144. The terms of each award are set by the committee at the time of grant. Awards may be service based and/or performance based depending on the nature of the award. Specific non performance based awards are described on page 145.
     Where, under an employee share plan operated by the Company, participants are the beneficial owners of the shares, but not the registered owner, the voting rights are normally exercised by the registered owner at the direction of the participant.
Performance evaluation
Rio Tinto conducts an annual performance management, development and evaluation process for all of its senior executives. In the case of members of the executive committee, the chief executive conducts the review. In the case of the chief executive, the chairman of the committee conducts the review in conjunction with the chairman of the board. The key objectives of the performance process are to:
•	Improve organisational effectiveness by creating alignment between the executives’ objectives and Rio Tinto’s business strategy.

•	Provide a consistent, transparent and balanced approach to measure, recognise and reward executive performance.

•	Engage executives through regular two way communication on their performance.

•	Build further capability through aligning development decisions with business and employee needs.
There is a three-step annual cycle conducted according to the following schedule:
i)	Set annual performance objectives as part of the annual planning process at the end and into the beginning of the new calendar year.

ii)	Interim review – completed by end of August; and

iii)	Annual performance review – completed during early January of the following year.
All executives were evaluated according to this process in 2008. The results related to individual and business performance are detailed on pages 148 to 149.
Remuneration paid in 2008
Performance of Rio Tinto and individual executives
The Company experienced strong share price performance for the duration of 2008 with the exception of performance in the fourth quarter when commodity prices dropped sharply. This was reflected in the share price. 2008 earnings are in line with stretching targets approved by the board earlier in the year, despite the drop in commodity prices and the relatively fixed nature of Rio Tinto’s costs making it difficult to realise significant reductions in costs within a short window of a few months. To illustrate the performance of the Company’s share price relative to markets, graphs showing the performance of Rio Tinto plc in terms of TSR over the last five years, compared to the FTSE 100 Index and Rio Tinto Limited compared to the ASX All Ordinaries Index are reproduced above. A graph showing Rio Tinto’s performance relative to the HSBC Global Mining Index is also included to illustrate the performance of Rio Tinto relative to other mining companies.
TSR (£) – Rio Tinto plc vs FTSE 100
Total return basis Index 2003 = 100
TSR (A$) – Rio Tinto Limited vs ASX All Share
Total return basis Index 2003 = 100
TSR (US$) – Rio Tinto Group vs HSBC Global Mining Index
Total return basis Index 2003 = 100
The effect of this performance on shareholder wealth, as measured by TSR, is detailed in the table on the next page. The relationship between TSR and executive remuneration is discussed in the Executive remuneration and Remuneration components sections appearing earlier in the report. TSR on an annual basis is based on a comparison of the opening and closing share prices plus dividends. Given this methodology, even though the share price exceeded the market average for over 11 months in 2008, it would not be reflected in the TSR calculation due to the sudden decline in share price in the last month of the year.

146     Rio Tinto 2008 Annual report

Rio Tinto shareholder return 2004-2008

Year	Dividends		Share price –		Share price –		Total shareholder return
	per share		Rio Tinto plc		Rio Tinto Limited			(TSR)
	paid during
	the year		£ (pence)		A$
	US cents					plc	Ltd	Group
	per share	1 Jan	31 Dec	1 Jan	31 Dec	%	%	%

2008	152.0	5,317	1,490	133.95	38.00	(71.5)	(71.1)	(71.3)
2007	116.0	2,718	5,317	74.30	133.95	99.5	82.9	91.8
2006	191.5	2,655	2,718	69.00	74.30	6.3	12.2	7.6
2005	83.5	1,533	2,655	39.12	69.00	77.5	81.3	78.4
2004	66.0	1,543	1,533	37.54	39.12	1.7	7.4	3.0

Rio Tinto Group and product group performance during 2008, and over the performance periods of the long term incentive plans which ended on 31 December 2008, affected executives’ remuneration as follows:
Share based awards
•	SOP – Rio Tinto TSR growth over the three years ending 31 December 2008 achieved the level required by the applicable performance condition for the 2006 award to vest 100 per cent. In addition, TSR performance for the five year period ending 31 December 2008 for the 2004 option re-test achieved the level required to vest 100 per cent. The vesting of the last option grant subject to a re-test provision will occur in March 2009 based on performance for the performance period ending 31 December 2008. Outstanding awards do not have a re-test provision and there is no provision in the plan currently for a re-test on future awards.

•	MCCP – Rio Tinto ranked third in the ten company comparator group at the completion of the four year performance period ending 31 December 2008, resulting in 92.5 per cent vesting of the conditional award made (61.6 per cent of the maximum opportunity) to executives who were directors or product group chief executives at the date of the conditional award. This group included Tom Albanese, Guy Elliott, Preston Chiaro, Keith Johnson and Sam Walsh. The vesting shown in Table 4 on page 156, is in accordance with the performance condition applicable to the 2005 award and represents 92.5 per cent of the original awards for those who were in executive director or product group chief executive roles at the time of grant of the conditional award.
Annual bonus (STIP)
STIPs have been determined for 2008 awards based on business performance, safety and the achievement of personal performance objectives. The committee determined that in order to conserve cash and to create alignment between management and shareholders, a 100 per cent bonus deferral for the executive directors and product group chief executives and a 50 per cent bonus deferral for the other executives would be implemented for any bonus due in respect of 2008. All bonus deferrals are into Rio Tinto shares valued on the date of grant. In the case of the executive directors and product group chief executives, the shares vest 100 per cent on the basis of service at the end of 2011. In the case of the other executives, an amount equal to 25 per cent of salary has been added to the amount of the bonus deferral to provide enhanced retention in a challenging period. The shares vest on the basis of service with 50 per cent vesting at the end of 2010 and the remaining 50 per cent at the end of 2011. Executives who leave due to retirement with the Company’s consent or are deemed redundant will receive their bonus deferral at departure and, for those below product group chief executive level, pro rata vesting based on time of the 25 per cent of salary portion that has been contributed by the company. Consistent with the retention aspect of the deferral, executives who resign prior to vesting will forfeit the bonus deferral as well as the 25 per cent of salary portion, if applicable.
     2008 STIP amounts are set out in Table 1 on page 152. The deferred portion (either 100 per cent or 50 per cent) appears in the deferred share column. The 50 per cent of the bonus that is not deferred and paid in cash to executives below the product group chief executives appears in the cash bonus column.
     Financial performance was assessed against underlying earnings targets for the Group and product groups, as relevant, and established by the committee earlier in the year. The potential impact of fluctuations in exchange rates and some prices are outside the control of the Group. The Committee therefore compares, on an equal weighting basis, both actual results (unflexed) and underlying performance flexed for prices and exchange rates. The Committee retains discretion to consider underlying business performance in deciding STIP awards. The committee did not exercise its discretion to offset the effect of the sharp decline in performance late in the fourth quarter.
     Safety measures included Group or relevant product group safety. The 25 per cent weighting comprises 15 per cent allocated to improving the All injury frequency rate (AIFR) and ten per cent allocated to a reduction in critical risk scores as determined by the application of the Semi-quantitative risk assessment (SQRA) approach. Threshold, target and outstanding measures were set relative to previous year’s performance according to the following:

Performance level	Threshold	Target	Outstanding

Excellent	No AIFR	5% AIFR	10% AIFR
	deterioration	Improvement	Improvement
	+SQRA complete	+ zero fatalities	+ zero fatalities
		+ 10% reduction	+ 20% reduction
		in critical risk	in critical risk
		score	score

Good	No AIFR	10% AIFR	20% AIFR
	deterioration	Improvement	Improvement
	+SQRA complete	+ zero fatalities	+ zero fatalities
		+ 10% reduction	+ 20% reduction
		in critical risk	in critical risk
		score	score

Fair	No AIFR	20% AIFR	40% AIFR
	deterioration	improvement	improvement
	+SQRA complete	+ zero fatalities	+ zero fatalities
		+ 10% reduction	+ 20% reduction
		in critical risk	in critical risk
		score	score

Rio Tinto 2008 Annual report     147

Remuneration report continued
These measures reflect the number one priority of safety at all Rio Tinto operations including corporate offices. Corporate offices receive a safety score based on the combined safety scores of the product groups. Safety scores are subject to additional adjustment downward should a signicant number of incidents, especially the incidence of fatalities, occur during the year. In 2008, Rio Tinto experienced eight fatal incidents globally resulting in 18 deaths. Discretion was exercised to further adjust the scores downward to recognize the magnitude of the loss of life in accidents in 2008.
     Personal performance targets and objectives were established for each executive at the start of the performance period. These comprise a balanced set of measures for each individual (as discussed in the following section) that reflect current operational performance, as well as progress on initiatives and projects designed to align with the business priorities of each business, product group and Rio Tinto.
     To achieve a strong linkage between business/financial and personal performance and remuneration, the business/financial performance factor is multiplied by the personal factor as set out below and applied to the target STIP percentage, which ranges from 50 to 60 per cent of salary depending on the executive:

	Business/financial threshold 67%, target 100%,		Personal threshold 25%, target 100%,
	outstanding 133%		outstanding 150%
	Group financial	Product group financial	Group/PG safety	Personal performance objectives*
Executive directors**, Group executives, global heads	50% flexed earnings 50% unflexed earnings	–	25%	75%
Product group CEO	20% flexed earnings 20% unflexed earnings	30% flexed earnings 30% unflexed earnings	25%	75%

*Personal contribution to key business performance drivers

**	Dick Evans’ STIP reflects that of a product group chief executive

The only exceptions to this template are for Rio Tinto Alcan where the business performance metrics for the product group chief executive were driven by 80 per cent upstream earnings (50 per cent flexed/50 per cent unflexed) and 20 per cent downstream EVA per the former Alcan bonus plan, and in the case of the Group executive Technology and Innovation (T&I), where safety reflects measures applicable to T&I led projects and Group safety performance.
     Strong markets for much of the year followed by a severe global downturn during the fourth quarter made 2008 an unusual year. The impact of the downturn on earnings was further exacerbated by a simultaneous increase in the costs of many inputs. Earnings performance for the Group as a whole measured against stretching targets resulted in a STIP score of 87 per cent of target for business performance. Product group performance varied from zero (Copper & Diamonds) to 109 per cent of target (Energy & Minerals). The committee did not exercise its discretion to adjust for the sharp downturn in commodity prices at the end of the year and the impact this had on performance.
     Group safety performance resulted in the committee approving a score of 49 per cent of target. Product group safety varied with scores ranging from 18 per cent of target (Copper & Diamonds) to 89 per cent of target (Rio Tinto Alcan).
     Consequently, total STIP awards for executives, including personal STIP scores detailed below, ranged from 29 per cent to 107 per cent of target (14 per cent to 53 per cent of maximum), or a range of 17 per cent to 64 per cent of salary, depending upon the executive. The executive directors, product group chief executives and Group executives have target STIP awards of 60 per cent of salary. Target STIP is 55 and 50 per cent of salary for Debra Valentine and Hugo Bague, respectively.

Tom Albanese
Based on record earnings in a challenging year overall, the committee assessed personal performance including Group safety as 99 per cent of target. The overall STIP award is 86 per cent of target (43 per cent of maximum) which is 52 per cent of salary (43 per cent of maximum). 100 per cent of the bonus payment has been deferred into Rio Tinto shares.
Guy Elliott
Based on personal performance targets related to work occasioned by the unsolicited pre-conditional offer by BHP Billiton, the divestments programme, the efficiency and effectiveness of the finance function and the additional portfolio responsibilities taken in the second half of 2008 for the management of the downstream aluminium businesses, the committee assessed personal performance including Group safety as 87 per cent of target. The overall STIP award is 76 per cent of target (38 per cent of maximum) which is 46 per cent of salary. 100 per cent of the bonus payment has been deferred into Rio Tinto shares.
Dick Evans
Based on personal performance targets related to on-time and on-budget completion of the Sohar Aluminum smelter, progress with the Gove and Yarwun II construction projects, the development of feasibility studies for new and expansion projects, leadership of the Rio Tinto Alcan integration programme, work occasioned by the unsolicited pre-conditional offer by BHP Billiton, business sustainability and the environment and succession planning, the committee assessed personal performance including product group safety as 89 per cent of target. The overall STIP award is 62 per cent of target (31 per cent of maximum) which is 37 per cent of salary. 100 per cent of the bonus payment has been deferred into Rio Tinto shares until his retirement on 31 December 2009.

Hugo Bague
Based on personal performance targets related to human resources transformation projects, Rio Tinto Alcan integration and leadership of the human resources function including work occasioned by the unsolicited pre-conditional offer from BHP Billiton, the committee assessed personal performance including Group safety as 98 per cent of target. The overall STIP award is 85 per cent of target (43 per cent of maximum) which is 43 per cent of salary. 50 per cent of the bonus payment has been deferred into Rio Tinto shares.
Preston Chiaro
Based on personal performance targets related to growth projects, particularly the progression of feasibility studies for thermal coal and uranium projects, support to the divestment processes, significant supply chain improvements in the Hunter Valley, Australia, and initiatives related to climate change, the committee assessed personal performance including product group safety as 101 per cent of target. The overall STIP award is 102 per cent of target (51 per cent of maximum) which is 60 per cent of salary. 100 per cent of the bonus payment has been deferred into Rio Tinto shares.
Bret Clayton
Based on personal performance targets related to both the Diavik and Argyle expansion projects, the progression of

148     Rio Tinto 2008 Annual report

pre-feasibility studies and feasibility studies on new projects including Oyu Tolgoi, La Granja, Resolution and Sulawesi, and business sustainability including talent development and joint venture management, the committee assessed personal performance including product group safety as 82 per cent of target. The overall STIP award is 29 per cent of target (14 per cent of maximum) which is 17 per cent of salary. 100 per cent of the bonus payment has been deferred into Rio Tinto shares.
Keith Johnson
Based on the progress of the One Rio Tinto project including the continued roll-out of the ‘Aligning Business Systems’ project, the achievement of objectives set within each of the Business Resources Areas including Exploration, Marine, Rio Tinto Procurement, Business Services and the global marketing centre, and Rio Tinto Alcan integration, the committee assessed personal performance including Group safety as 100 per cent of target. The overall STIP is 87 per cent of target (44 per cent of maximum) which is 52 per cent of salary. Keith Johnson’s bonus payment has not been deferred as he is leaving the Group on 31 July 2009.
Grant Thorne
Based on the progress of the expansion projects under the management of Technology and Innovation including Argyle, Kestrel, Clermont and QIT Madagascar Minerals, progress on key technology initiatives (including Autonomous trucks and underground development), Rio Tinto Alcan integration and leadership of the Technology and Innovation group, the committee assessed personal performance including T&I safety as 110 per cent of target. The overall STIP award is 96 per cent of target (48 per cent of maximum) which is 56 per cent of salary. 50 per cent of the bonus payment has been deferred into Rio Tinto shares.
Debra Valentine
Based on leadership of the legal function including establishment of a Global legal function, and significant contribution to the unsolicited pre-conditional offer by BHP
Billiton, the committee assessed personal performance including Group safety as 107 per cent of target. The overall STIP award is 93 per cent of target (47 per cent of maximum) which is 51 per cent of salary. 50 per cent of the bonus payment has been deferred into Rio Tinto shares.
Sam Walsh
Based on personal performance related to on-time and on-budget completion of key expansion projects in the Pilbara, the progression of feasibility studies for global projects including Corumba, IOC and Simandou, business sustainability items related to technology development including progress on the automated trains and automated drills, marketing effectiveness and work occasioned by the unsolicited pre-conditional offer by BHP Billiton, the committee assessed personal performance including product group safety as 107 per cent of target. The overall STIP award is 107 per cent of target (53 per cent of maximum) which is 64 per cent of salary. 100 per cent of the bonus payment has been deferred into Rio Tinto shares.
Other payments during 2008
Retention
In 2007, Rio Tinto introduced a retention programme for certain senior Rio Tinto employees, with the exception of the executive directors and the product group chief executives. The programme was designed to further support the Group’s ability to retain key staff in a competitive labour market and during a period of significant uncertainty due to the unsolicited offer from BHP Biliton. This uncertainty combined with a buoyant market for senior professionals in the resources sector in the early part of 2008 magnified the risk to Rio Tinto of losing key senior employees with direct impacts on business performance. On 1 December 2008, Hugo Bague received a retention award equal to US$350,000 under this programme.
Integration bonus
Dick Evans received an integration bonus of US$1,350,000 (68 per cent of target; 45 per cent of maximum) based on a maximum integration bonus of US$2,992,500 as set out in the 2007 Remuneration report. The bonus was based on actual performance against plan, where plan was the achievement of explicit integration synergy targets in 2008, the establishment of Rio Tinto Alcan within the wider Rio Tinto Group (including adoption of the One Rio Tinto model) and the readiness of a successor for Rio Tinto Alcan by the end of 2009.
     Dick Evans is eligible for a Rio Tinto Alcan integration bonus in 2009 of 426 per cent of salary (US$6,397,500) at target and 640 per cent of salary (US$9,596,250) at maximum. Again for 2009, this bonus will be payable based on the achievement of synergy targets and the integration of Rio Tinto Alcan.
     The integration bonus potential in both 2008 and 2009 was provided as part of his remuneration arrangements to maintain the remuneration he was entitled to at Alcan at the time of the acquisition.
Long term incentives granted in 2008
Options over either Rio Tinto plc or Rio Tinto Limited shares, as appropriate, were granted to each executive under the SOP on 10 March 2008. The committee reviewed the performance condition applicable to this grant and confirmed that vesting will be dependent on Rio Tinto’s TSR relative to the HSBC Global Mining Index over a three year performance period. Details of all options outstanding under the SOP are included in Table 5 on page 157.
     A conditional award of performance shares in either Rio Tinto plc or Rio Tinto Limited shares was made to each executive under the MCCP on 10 March 2008. The committee reviewed the performance condition applicable to the conditional award and determined that vesting will be dependent on Rio Tinto’s TSR relative to eight other mining companies.
     For retention reasons, the MSP awards were used broadly as part of the 2008 long term incentive programme for executives below product group chief executive level. The awards are service-based and vest subject to continuous employment on 31 December 2010.

Rio Tinto 2008 Annual report      149

Remuneration report continued

Bonuses and grants
The percentages of maximum bonuses made to executives in respect of 2008 and long term incentive grants vested in respect of performance periods which ended on
31 December 2008, as well as the percentages forfeited because the relevant company or individual did not meet the performance criteria required for full vesting, are as follows:

Bonuses and grants made during or in respect of 2008

		Bonus[1]		SOP Options[2]		MCCP Shares[3]		MSP Shares

	% of	% of	%	%	%	%	%	%
	maximum	maximum	vested	forfeited	vested	forfeited	vested	forfeited
	vested	forfeited

Tom Albanese	42.9	57.1	100	–	92.5	7.5	N/A
Guy Elliott	38.1	61.9	100	–	92.5	7.5	N/A
Dick Evans	48.9	51.1	N/A		N/A		N/A
Hugo Bague	42.6	57.4	N/A		N/A		100	–
Preston Chiaro	50.8	49.2	100	–	92.5	7.5	N/A
Bret Clayton	14.3	85.7	100	–	83.3	16.7	N/A
Keith Johnson	43.5	56.5	100	–	92.5	7.5	N/A
Grant Thorne	47.9	52.1	100	–	83.3	16.7	N/A
Debra Valentine	46.7	53.3	N/A		N/A		N/A
Sam Walsh	53.3	46.7	100	–	92.5	7.5	N/A

Notes
1.	Cash paid and deferred shares granted in March 2009 in respect of 2008, including STIP and integration bonus
OTHER DISCLOSURES
Significant award to a former director
In accordance with Schedule 7A (14) of the UK Companies Act 1985, the Company is required to disclose details of any significant award made in respect of loss of office to former directors. Oscar Groeneveld, a director of Rio Tinto between 1998 and 2004, left employment during 2008 after 34 years service with the Group in a range of senior positions. He received a A$4.045m redundancy payment during 2008.
Shareholding policy for executives
The Company recognises the importance of aligning directors’ and executives’ interests with those of shareholders and they are therefore expected to build up a shareholding. The committee determined that executive directors should aim to reach a holding equivalent in value to two times their base salary over three years and product group chief executives should aim to achieve this over five years. Details of executives’ share interests in the Group are set out in Table 3 on page 155.
Share dealing policy
Executives participate in long term incentive plans which involve the awarding of Rio Tinto securities at a future date. The board has a policy prohibiting an executive from limiting his or her exposure to risk in relation to the securities. This is contained in the “Rules for dealing in Rio Tinto securities” which is available in the corporate governance section of the website. All employees subject to the Rules receive regular training and information about this
2.	Vesting of the 2004 and 2006 SOP options in April and March 2009 respectively for the performance period ending 31 December 2008.
prohibition. The grants of shares and options under the plans are conditional upon compliance with the Rules.
Executives’ external and other appointments
Executives may be invited to become non executive directors of other companies. It is Rio Tinto’s policy that such appointments can broaden their experience and knowledge, to the benefit of the Group. This policy limits each executives’ external directorships to one FTSE 100 company or equivalent and they are not allowed to take on the chairmanship of another FTSE 100 company or equivalent. Consequently, where there is no likelihood that such directorships will give rise to a conflict of interest, the board will normally give consent to the appointment. The executive is permitted to retain the fees earned. In the course of the year the following executives received fees from external appointments: Guy Elliott received US$89,000 (2007: US$47,000), Dick Evans US$120,000, and Sam Walsh A$10,000 in respect of their non Rio Tinto related directorships.
Company secretary remuneration
The remuneration policy described above applies to the company secretary of each of Rio Tinto plc and Rio Tinto Limited. They participate in the same performance based remuneration arrangements as the executives. The individual performance measures for the Company secretaries’ STIP comprise Group and personal measures. Their personal measures reflect the key responsibilities of the company secretarial
3.	Vesting of 2005 conditional award in February 2009 for the performance period ending 31 December 2008.
role and include ensuring compliance with regulatory requirements, oversight of good corporate governance practice and the provision of corporate secretarial services.
CHAIRMAN AND NON EXECUTIVE DIRECTOR REMUNERATION
Remuneration policy
Remuneration for non executive directors is structured with a fixed fee component, details of which are set out on the next page and in the table on page 145. The board as a whole determines non executive directors’ fees, although non executive directors do not vote on any changes to their own fees. Fees reflect the responsibilities and time spent by the directors on the affairs of Rio Tinto. Current fee levels are set out in the table on the page opposite.
      It is Rio Tinto’s policy that the chairman should be remunerated on a competitive basis and at a level which reflects his contribution to the Group, as assessed by the board. The chairman is not present at any discussion regarding his own remuneration and he does not participate in the Group’s incentive plans or pension arrangements.
Letters of appointment
Non executive directors have formal letters of appointment setting out their duties and responsibilities. These letters are available for inspection at Rio Tinto plc’s registered office, prior to the annual general meeting and at the meeting itself. Each non executive director is appointed subject to subsequent election and periodic re-election by shareholders as detailed on page 159. There are no provisions for compensation

150      Rio Tinto 2008 Annual report

payable on termination of any non executive director’s appointment.
     The chairman’s letter of appointment summarises his duties as chairman of the Group and was agreed by the committee. It stipulates that he is expected to dedicate three days per week on average to carry out his duties, including attending all board and committee meetings. The chairman receives a base fee and no additional committee or attendance fees. He is provided with private medical insurance and participates in the Rio Tinto accident policy which are disclosed in Table 1 on page 152.
     The board announced on 14 January 2009 that Paul Skinner had expressed a preference to retire on 20 April 2009. Following the resignation of the chairman designate, Jim Leng, on 9 February 2009, he agreed to remain as chairman until mid 2009, by which time it is anticipated that a successor will be appointed. The terms of his existing letter of appointment will remain in place over that period.
Shareholding policy
In 2006, the board recommended that non executive directors be encouraged to build up a shareholding equal in value to one year of the director base fee within three years of their appointment. To help facilitate this, the Group put in place a non executive directors’ share purchase plan through which non executive directors could elect to invest a proportion of their fees net of tax on a regular basis to acquire shares on the open market. During the year no directors purchased shares using these arrangements as purchases were suspended following the unsolicited pre-conditional offer from BHP Billiton. This suspension was lifted following the announcement of the 2008 annual results and the strategic partnership with Chinalco.
Remuneration components
The following table sets out the annual fees payable to the chairman and the non executive directors in £/A$, as appropriate. These are unchanged from 31 December 2007.
     Rio Tinto does not pay retirement benefits or allowances to the chairman or non executive directors, nor do any of them participate in any of the Group’s incentive plans. Where the payment of statutory minimum superannuation contributions for Australian non executive directors is required by the Australian superannuation guarantee legislation, these contributions are deducted from the directors’ overall fee entitlements.
Remuneration paid during 2008
Details of each element of remuneration paid to the chairman and non executive directors during 2008 is set out in Table 1 on page 152. No post employment, long term or termination payments were paid and no share based payments made.
Auditable information
Under Part 3 of Schedule 7A to the UK Companies Act 1985, the information included in respect of the non executive directors and the directors’ short term employee benefits and termination benefits in Table 1, and the information included in respect of the directors accrued benefits, transfer values and defined contribution pension in Table 2, Table 4 and Table 5 are all auditable.
     The Australian Securities Investment Commission issued an order dated 27 January 2006 (and amended on 22 December 2006) under which the information included in the Remuneration report to comply with paragraph 25 of Australian Accounting Standard AASB 124 “Related Party Disclosures” (relating to “key management personnel” compensation) is also auditable. This information comprises Tables 1, 3, 4 and 5 and the disclosures provided under the headings Executive remuneration and chairman and non executive director remuneration.
Annual general meetings
Shareholders will be asked to vote on this Remuneration report at the Companies’ 2009 annual general meetings.
By order of the Board
Ben Mathews
Secretary
Remuneration committee
6 March 2009

As at
31 Dec 2008

Base fees:
Chairman	£693,000
Other directors	£70,000/A$160,000

Additional fees:
Senior independent director	£35,000
Audit committee chairman	£30,000
Audit committee member	£15,000/A$37,500
Remuneration committee chairman	£20,000
Remuneration committee member	£10,000/A$25,000
Nominations committee member[1]	£7,500
Committee on social and environmental accountability chairman	£20,000
Committee on social and environmental accountability member	£7,500/A$18,750

Overseas meeting allowances:
Long distance (flights over 10 hours per journey)	£4,000/A$10,000
Medium distance (flights of 5-10 hours per journey)	£2,000/A$5,000

Notes
1. No additional fee is payable to the chairman of the Nominations committee.
Rio Tinto 2008 Annual report      151

Remuneration report continued
Table 1 – Executives’ and non executive directors’ remuneration

			Short term employee benefits						Total short		Other long				Long term employee benefits
									term		term
									benefits	[7]	benefits

		Base	Cash		Other cash		Non					Deferred		Value of share based awards[8]
		salary	bonus	[4]	based		monetary					shares	[9]	MCCP [10]	MSP	[11]	SOP	[12]	Others	[13]
Stated in US$’000[1]					benefits	[5]	benefits	[6]
Chairman

Paul Skinner[2]	2008	1,310	–		31		197		1,538		–	–		–	–		–		–
	2007	1,282	–		34		236		1,552		–	–		–	–		–		–

Non executive directors

Ashton Calvert	2007	121	–		42		26		189		–	–		–	–		–		–

Sir David Clementi	2008	196	–		7		2		205		–	–		–	–		–		–
	2007	174	–		16		–		190		–	–		–	–		–		–

Vivienne Cox	2008	158	–		7		21		186		–	–		–	–		–		–
	2007	154	–		16		–		170		–	–		–	–		–		–

Jan du Plessis[15]	2008	53	–		–		–		53		–	–		–	–		–		–

Sir Rod Eddington	2008	155	–		24		11		190		–	–		–	–		–		–
	2007	133	–		15		2		150		–	–		–	–		–		–

Michael Fitzpatrick	2008	175	–		24		2		201		–	–		–	–		–		–
	2007	164	–		46		12		222		–	–		–	–		–		–

Yves Fortier	2008	158	–		26		37		221		–	–		–	–		–		–
	2007	32	–		–		–		32		–	–		–	–		–		–

Richard Goodmanson	2008	186	–		26		15		227		–	–		–	–		–		–
	2007	184	–		28		–		212		–	–		–	–		–

Andrew Gould	2008	231	–		11		–		242		–	–		–	–		–		–
	2007	204	–		8		–		212		–	–		–	–		–		–

Lord Kerr	2008	200	–		11		54		265		–	–		–	–		–		–
	2007	174	–		8		–		182		–	–		–	–		–		–

David Mayhew[16]	2008	158	–		7		26		191		–	–		–	–		–		–
	2007	150	–		8		–		158		–	–		–	–		–		–

Sir Richard Sykes	2008	99	–		4		54		157		–	–		–	–		–		–
	2007	236	–		24		25		285		–	–		–	–		–		–

Paul Tellier	2008	177	–		22		41		240		–	–		–	–		–		–
	2007	35	–		–		–		35		–	–		–	–		–		–

Executive directors

Tom Albanese[3]	2008	1,664	–		10		329		2,003		–	169		(2,837)	–		1,327		5
	2007	1,494	1,277		49		314		3,134		477	–		6,556	–		758		8

Leigh Clifford	2007	1,401	1,008		718		608		3,735		1,582	–		103	–		911		3

Guy Elliott	2008	1,239	–		28		166		1,433		–	111		(2,518)	–		840		9
	2007	1,213	1,005		30		52		2,300		–	–		5 855	–		625		13

Dick Evans	2008	1,500	1,350		–		413		3,263		–	139		48	–		621		–
	2007	281	–		25		54		360		–	–		–	–		–		–

Other key management personnel

Hugo Bague	2008	663	462		107		216		1,448		–	32		8	835		44		3

Preston Chiaro	2008	714	–		21		693		1,428		–	110		(2,092)	–		717		2
	2007	650	422		21		536		1,629		–	–		5,015	–		557		2

Bret Clayton	2008	680	–		–		651		1,331		–	30		(698)	–		484		1
	2007	570	541		–		1,075		2,186		–	–		1,583	–		199		–

Oscar Groeneveld	2007	1,261	877		–		86		2,224		478	–		5,292	–		528		4

Keith Johnson	2008	774	317		24		30		1,145		–	–		(1,655)	–		551		8
	2007	781	558		33		23		1,395		–	–		3,730	–		423		11

Andrew MacKenzie[17]	2007	861	111		12		28		1,012		–	–		3,575	–		436		13

Grant Thorne	2008	773	178		4		1		956		–	52		(763)	125		136		3

Debra Valentine	2008	548	146		–		721		1,415		–	43		18	281		–		–

Sam Walsh	2008	1,245	–		77		37		1,359		–	163		(2,434)	–		718		4
	2007	1,108	894		–		83		2,085		–	–		4,816	–		491		4

Notes to Table 1
1.	The total remuneration is reported in US dollars. The amounts, with the exception of the annual cash bonus, can be converted into sterling at the rate of US$1 = £0.5370 or alternatively into Australian dollars at the rate of US$1 = A$1.1680, each being the average exchange rate for 2008. The annual cash bonus is payable under the STIP and this may be converted at the 2008 year end exchange rate of US$1 = £0.6923 to ascertain the sterling equivalent or alternatively, US$1 = A$1.4469 to calculate the Australian dollar value.

2.	2008 base fees for Paul Skinner includes two months of backdated pay increase for November and December 2007.

3.	Tom Albanese was appointed chief executive with effect from May 2007. The base salary paid to him in 2008 reflects his first full year in that role.

4.	‘Cash bonus’ includes STIP and other special one-
off bonuses as described on page 149. The Committee has approved a 100 per cent bonus deferral for the executive directors and product group chief executives and a 50 per cent bonus deferral for the other executives. All bonus deferrals are in the form of Rio Tinto shares and are disclosed under ‘Deferred Shares’. In the case of Keith Johnson, who leaves the Group on 31 July 2009, bonus deferral did not apply and his STIP

152      Rio Tinto 2008 Annual report

Table 1 – Executives’ and non executive directors’ remuneration continued

	Post employment benefits[14]		Termination	Total
			benefits	remuneration
	Pension and	Other post			Currency
	superannuation	employment			of actual
Stated in US$’000		benefits			payment

Chairman

Paul Skinner[13]	–	–	–	1,538	£
	–	–	–	1,552	£

Non executive directors

Ashton Calvert	–	–	–	189	A$

Sir David Clementi	–	–	–	205	£
	–	–	–	190	£

Vivienne Cox	–	–	–	186	£
	–	–	–	170	£

Jan du Plessis[14]	–	–	–	53	£

Sir Rod Eddington	–	–	–	190	A$
	–	–	–	150	A$

Michael Fitzpatrick	–	–	–	201	A$
	–	–	–	222	A$

Yves Fortier	–	–	–	221	£
	–	–	–	32	£

Richard Goodmanson	–	–	–	227	£
	–	–	–	212	£

Andrew Gould	–	–	–	242	£
	–	–	–	212	£

Lord Kerr	–	–	–	265	£
	–	–	–	182	£

David Mayhew[15]	–	–	–	191	£
	–	–	–	158	£

Sir Richard Sykes	–	–	–	157	£
	–	–	–	285	£

Paul Tellier	–	–	–	240	£
	–	–	–	35	£

Executive directors

Tom Albanese	1,443	–	–	2,110	£
	1,706	–	–	12,639	£

Leigh Clifford	364	–	817	7,515	£

Guy Elliott	534	–	–	409	£
	560	–	–	9,353	£

Dick Evans	338	–	–	4,409	US$
	63	–	–	423	US$

Other key management personnel

Hugo Bague	46	–	–	2,416	£

Preston Chiaro	177	8	–	350	US$
	190	7	–	7,400	US$

Bret Clayton	79	2	–	1,229	US$
	82	3	–	4,053	US$

Oscar Groeneveld	281	–	–	8,807	A$

Keith Johnson	384	–	–	433	£
	422	–	–	5,981	£

Andrew MacKenzie	518	–	–	5,554	£

Grant Thorne	195	–	–	704	A$

Debra Valentine	123	8	–	1,888	US$

Sam Walsh	327	–	–	137	A$
	290	–	–	7,686	A$

was paid in cash.

5.	The ‘Other cash based benefits’ for non executive directors comprise overseas meeting allowances only. ‘Other cash based benefits’ for executives include cash in lieu of a car and fuel. For Hugo Bague only, it also includes a cash supplement equal to 20 per cent of the amount by which his ‘Contributory Salary’ exceeds the ‘Earning Cap’ as defined in the Rio Tinto Pension Fund.

6.	‘Non monetary benefits’ includes for executives, as applicable, healthcare, the provision of a car, and secondment costs, comprising housing, education, professional advice, tax equalisation and relocation payments. For executives and non executive directors it also includes the cost of accompanied travel in 2008 and the comparative figures for 2007 which have been restated. In the cases of Tom Albanese, Paul Skinner and Guy Elliott, it also includes the proportionate value of company provided transport. In the case of Sir Richard Sykes, it includes the value of a retirement gift. For Guy Elliott, it includes the value of personal tax advice received. For Paul Skinner, it includes medical insurance premiums. Rio Tinto provides accident cover for employee members of the Rio Tinto Pension Fund. Some of the executive directors and key management personnel are members of the

Rio Tinto 2008 Annual report      153

Remuneration report continued

Notes to Table 1 (and continued from page 153)

Rio Tinto Pension Fund, the total premium paid in 2008 was £7,000. Rio Tinto plc provides accident cover for non executive directors; the total premium paid in 2008 was £3,000.
7.	‘Total short term benefits’ represents the short term benefits total required under schedule 7A of the UK Companies Act 1985 (UK) and total remuneration under the Australian Corporations Act 2001 and applicable accounting standards.
8.	The value of share based awards has been determined in accordance with the recognition and measurement requirements of IFRS2 “Share based Payment”. The fair value of awards granted under the Share Option Plan (SOP), the Management Share Plan (MSP) and the Share Savings Plan (SSP) have been calculated at their dates of grant using an independent lattice based option valuation model provided by external consultants, Lane Clark and Peacock LLP. Some of these awards will be settled in cash, rather than the transfer of shares, and so the fair value of these cash settled awards has been calculated based on Rio Tinto’s share price at 31 December 2008. The fair value of awards granted under the Mining Companies Comparative Plan (the MCCP) has been calculated using a Monte Carlo valuation model based on the market price of shares and their relative TSR performance at 31 December 2008. Over 2008, the fall in Rio Tinto’s share price combined with a reduction in Rio Tinto’s TSR performance relative to the comparator group has led to a significant decrease in the value attached to the MCCP under the IFRS2 accounting standard. The decrease in the fair values from 1 January to 31 December 2008 has contributed to the negative MCCP compensation amounts arising for certain individuals. Further details of the valuation methods and assumptions used for these awards are included in note 48 (Share Based Payments) in the 2008 Full financial statements. The fair value of other share based awards is measured at the purchase cost of the shares from the market. The non-executive directors do not participate in the long term incentive plans.
9.	‘Deferred shares’ represents the deferral of the 2008 bonus under STIP into Rio Tinto shares.
10.	The number of conditional shares awarded to executives under the MCCP for the twelve month period ending 31 December 2008 is shown in Table 4 of this report. Other long term employee benefits in 2007 have been restated to exclude company contributions under the 401k arrangements for Preston Chiaro and Bret Clayton. This was already included in ‘Pension and superannuation’.
11.	MSP values include regular awards and engagement awards made to Hugo Bague and Debra Valentine as described on page 145.
12.	The award of options to executives under the SOP during the twelve month period up to 31 December 2008 is shown in Table 5 of this report.
13.	Under the Share Ownership Plan UK executives are beneficiaries of free shares up to a maximum value of £3,000 (US$5,587) and may also contribute to purchase additional shares where the Company will match their personal contributions up to a maximum of £1,500 (US$2,793) per annum. Under these plans, Guy Elliott and Keith Johnson each received a total of £4,500 (US$8,380) and Tom Albanese a total of £3,000 (US$5,587).
14.	The costs shown for defined benefit pension plans and post retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS19. The cost for defined contribution plans is the amount, or notional amount for Dick Evans, contributed in the year by the Company. The 2007 cost for Dick Evans has been restated to include the Alcan Employee Savings Plan. American product group chief executives enjoy a Company matching of personal contribution for shares under the 401K arrangements up to a maximum of US$13,800. The Company matched personal contributions to the following values: Preston Chiaro US$13,800 and Bret Clayton US$13,800.
15.	Jan du Plessis was appointed director with effect from 1 September 2008.
16.	David Mayhew’s fees for the full year were paid to JPMorgan Cazenove. The fees disclosed above include £15,000 (US$27,935) paid to JPMorgan Cazenove for David Mayhew’s attendance at Audit committee meetings in his capacity as adviser.
17.	Andrew Mackenzie commenced his notice period on 15 November 2007 and ceased employment on 15 November 2008.

Table 2 – Directors’ pension entitlements (as at 31 December 2008)

Defined Benefit pensions			Accrued benefits					Transfer values				[2]

	Age	Years of	At	At	Change in	Change in		At	At	Change, net	Transfer value
		service	31 December	31 December	accrued	accrued		31 December	31 December	of personal	of change
		completed	2007	2008	benefits during	benefit net		2007	2008	contributions	in accrued
					the year	of inflation	[1]				benefit net
					ended 31						of inflation	[1]
December 2008
			£’000 pa	£’000 pa	£’000 pa	£’000 pa		£’000	£’000	£’000	£’000
UK directors			pension	pension	pension	pension

Tom Albanese [2,3]	51	27	183	286	103	102		1,634	2,836	1,202	1,496

Guy Elliott[2]	53	28	381	434	53	49		5,602	6,728	1,126	764

Defined Contribution pension			Company contributions

	Age	Years of	Year to	Year to
		service	31 December	31 December
		completed	2007	2008
UK director			US$’000	US$’000

Dick Evans[4]	61	1	63	338

Notes to Table 2

1.	Price inflation is calculated as the increase in the relevant retail or consumer price index over the year to 31 December 2008.
2.	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes –Transfer Values (GN11)” published by the Institute of Actuaries and the Faculty of Actuaries.

3.	Tom Albanese became a director of Rio Tinto plc and Rio Tinto Limited with effect from 7 March 2006. He accrued pension benefits in the US plans for service up to 30 June 2006, and in the UK fund for subsequent service. The transfer value of his benefits in the US plans is represented by the Accumulated Benefit Obligation calculated on the accounting assumptions used for the Group’s post-retirement benefits disclosures.

4.	Dick Evans became a director of Rio Tinto plc and Rio Tinto Limited with effect from 25 October 2007 and has an unfunded notional defined contribution benefit. The 2007 company contributions have been restated to include the Alcan Employee Saving Plan.

154       Rio Tinto 2008 Annual report

Table 3 – Executives’ beneficial interests in Rio Tinto shares

Rio Tinto plc							Rio Tinto Limited						Movement
	1 Jan		31 Dec		26 Feb	[2]	1 Jan		31 Dec		26 Feb	[2]	Exercise of		Compen-		Other	[5]
	2008	[1]	2008	[2]	2009		2008	[1]	2008	[2]	2009		options	[3]	sation	[4]

Directors

Tom Albanese[6]	44,970		57,079		88,469		–		–		–		–		43,125		374

Sir David Clementi	454		454		454		–		–		–		–		–		–

Vivienne Cox	826		826		826		–		–		–		–		–		–

Jan du Plessis	–		–		5,000		–		–		–		–		–		5,000

Sir Rod Eddington	–		–		–		–		–		–		–		–		–

Guy Elliott	49,024		60,719		62,178		–		–		–		1,431		10,790		933

Dick Evans	–		–		40,000		–		–		–		–		–		40,000

Michael Fitzpatrick	–		–		–		2,100		2,100		4,100		–		–		2,000

Yves Fortier	–		–		–		–		–		–		–		–		–

Richard Goodmanson	2,307		2,307		2,307		–		–		–		–		–		–

Andrew Gould	1,000		1,000		1,000		–		–		–		–		–		–

Lord Kerr	3,000		3,000		7,000		–		–		–		–		–		4,000

David Mayhew	2,500		2,500		2,500		–		–		–		–		–		–

Paul Skinner	5,696		5,795		9,795		–		–		–		–		–		4,099

Sir Richard Sykes	2,614		2,632		N/A		–		–		–		–		–		18

Paul Tellier	–		–		6,000		–		–		–		–		–		6,000

Executives

Hugo Bague	–		5,900		5,900		–		–		–		–		–		5,900

Preston Chiaro[6,7]	64,755		64,849		64,910		–		–		–		–		–		155

Bret Clayton[6]	8,096		8,502		11,798		–		–		–		–		–		3,702

Keith Johnson	18,924		25,330		25,346		–		–		–		–		6,422		–

Grant Thorne	–		–		–		–		7,213		16,096		1,875		14,114		107

Debra Valentine	–		–		–		–		–		–		–		–		–

Sam Walsh	–		–		–		42,814		43,033		43,033		–		–		219

Notes to Table 3

1.	Or date of appointment if later.
2.	Or date of retirement, or resignation, if earlier.
3.	Shares obtained through the exercise of options under the Rio Tinto Share Savings Plan or the Rio Tinto Share Option Plan. The number of shares retained may differ from the number of options exercised.
4.	Shares obtained through the Rio Tinto Share Ownership Plan and/or vesting of awards under the Mining Companies Comparative Plan.

5.	Share movements due to sale or purchase of shares, shares received under the Dividend Reinvestment Plan, shares purchased/sold through the Rio Tinto America Savings Plan or non executive directors share purchase plan.
6.	The shareholdings of Tom Albanese, Preston Chiaro and Bret Clayton include Rio Tinto plc ADRs held through the Rio Tinto America Savings Plan.

7.	Preston Chiaro’s 31 December 2007 balance was understated in the 2007 Remuneration report by 2,170 Rio Tinto plc shares.
8.	Trading restrictions due to close periods, the unsolicited pre-conditional offer from BHP Billiton and the Chinalco strategic partnership have prevented executives from dealing for most of 2008 and 2009.

Notes to Table 4

1.	Or the date of retirement or resignation if earlier.
2.	Awards denominated in sterling were for Rio Tinto plc ordinary shares of 10p each and awards denominated in Australian Dollars were for Rio Tinto Limited ordinary shares.
3.	The weighted average fair value of conditional awards under the Mining Companies Comparative Plan granted in 2008 was £48.07 for Rio Tinto plc and A$107.04 for Rio Tinto Limited. The weighted average fair value of conditional awards under the Management Share Plan granted in 2008 was £55.15 for Rio Tinto plc and A$129.37 for Rio Tinto Limited.

4.	Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares granted.
5.	The value of the vested awards have been based on share prices, being the respective closing share prices for Rio Tinto plc and Rio Tinto Limited ordinary shares on the day of vesting. The value of Guy Elliott’s vested award has been based on a share price of £18.01 being the closing price for Rio Tinto plc shares on 27 February, the latest practicable date prior to the publication of this report.

6.	The amount in US dollars has been converted from sterling at the rate of 1US$ = £0.6923 and Australian dollars at the rate of 1US$ = A$1.4469, being the year end exchange rate used elsewhere in the annual report.

Rio Tinto 2008 Annual report       155

Remuneration report continued
Table 4 – Executives’ awards under long term incentive plans

										Plan terms and conditions
	Conditional	Market		1 Jan	Awarded	Lapsed/	Vested	31 Dec		Performance	Date	Market	Monetary
	award	price at		2008		cancelled		2008	[1]	period	of vesting	price	value of
	granted	award	[2]							concludes		at vesting	vested award
													US$’000

Rio Tinto plc Mining Companies Comparative Plan

Tom Albanese	09-Mar-05	£18.39		55,951	–	4,197	51,754	–		31-Dec-08	17-Feb-09	£18.97	1,418
	07-Mar-06	£26.30		45,007	–	–	–	45,007		31-Dec-09
	13-Mar-07	£26.81		44,124	–	–	–	44,124		31-Dec-10
	10-Mar-08	£52.58		–	49,040	–	–	49,040		31-Dec-11

				145,082	49,040	4,197	51,754	138,171

Hugo Bague	13-Mar-07	£26.81		6,035	–	–	–	6,035		31-Dec-10
	10-Mar-08	£52.58		–	11,672	–	–	11,672		31-Dec-11

				6,035	11,672	–	–	17,707

Preston Chiaro	09-Mar-05	£18.39		42,351	–	3,177	39,174			31-Dec-08	19-Feb-09	£20.00	1,132
	07-Mar-06	£26.30		34,182	–	–	–	34,182		31-Dec-09
	13-Mar-07	£26.81		25,679	–	–	–	25,679		31-Dec-10
	10-Mar-08	£52.58		–	19,569	–	–	19,569		31-Dec-11

				102,212	19,569	3,177	39,174	79,430

Bret Clayton	09-Mar-05	£18.39		11,539	–	1,928	9,611	–		31-Dec-08	17-Feb-09	£18.97	263
	07-Mar-06	£26.30		10,767	–	–	–	10,767		31-Dec-09
	13-Mar-07	£26.81		22,566	–	–	–	22,566		31-Dec-10
	10-Mar-08	£52.58		–	18,894	–	–	18,894		31-Dec-11

				44,872	18,894	1,928	9,611	52,227

Guy Elliott	09-Mar-05	£18.39		51,081	–	3,832	47,249	–		31-Dec-08	27-Feb-09	£18.01	1,229
	07-Mar-06	£26.30		40,670	–	–	–	40,670		31-Dec-09
	13-Mar-07	£26.81		30,837	–	–	–	30,837		31-Dec-10
	10-Mar-08	£52.58		–	25,552	–	–	25,552		31-Dec-11

				122,588	25,552	3,832	47,249	97,059

Dick Evans	10-Mar-08	£52.58		–	40,489	–	–	40,489		31-Dec-11

				0	40,489	–	–	40,489

Keith Johnson	09-Mar-05	£18.39		33,556	–	2,517	31,039	–		31-Dec-08	16-Feb-09	£19.25	863
	07-Mar-06	£26.30		26,508	–	–	–	26,508		31-Dec-09
	13-Mar-07	£26.81		19,805	–	–	–	19,805		31-Dec-10
	10-Mar-08	£52.58		–	15,887	–	–	15,887		31-Dec-11

				79,869	15,887	2,517	31,039	62,200

Debra Valentine	10-Mar-08	£52.58		–	11,539	–	–	11,539		31-Dec-11

				–	11,539	–	–	11,539

Rio Tinto Limited Mining Companies Comparative Plan

Grant Thorne	09-Mar-05	A $47.39		10,665	–	1,782	8,883	–		31-Dec-08	16-Feb-09	A$50.80	312
	07-Mar-06	A $69.60		14,568	–	–	–	14,568		31-Dec-09
	13-Mar-07	A$134.00		13,037	–	–	–	13,037		31-Dec-10
	10-Mar-08	A$126.48		–	16,658	–	–	16,658		31-Dec-11

				38,270	16,658	1,782	8,883	44,263

Sam Walsh	09-Mar-05	A $47.39		41,176	–	3,089	38,087	–		31-Dec-08	17-Feb-09	A$50.07	1,318
	07-Mar-06	A $69.60		33,655	–	–	–	33,655		31-Dec-09
	13-Mar-07	A$134.00		25,103	–	–	–	25,103		31-Dec-10
	10-Mar-08	A$126.48		–	21,366	–	–	21,366		31-Dec-11

				99,934	21,366	3,089	38,087	80,124

Rio Tinto plc Management Share Plan

Hugo Bague	09-Sep-07	£26.81		10,000	–	–	10,000	–		31-Jul-08	1-Aug-08	£50.47	729
	09-Sep-07	£26.81		10,000	–	–	–	10,000		31-Jul-09
	10-Mar-08	£52.58		–	1,509	–	–	1,509		31-Dec-10

				20,000	1,509	–	10,000	11,509

Debra Valentine	10-Mar-08	£52.58		–	1,504			1,504		31-Dec-10
	10-Mar-08	£52.58		–	5,000			5,000		15-Jan-11
	10-Mar-08	£52.58		–	5,000			5,000		15-Jan-12

				–	11,504	–		11,504

Rio Tinto Limited Management Share Plan

Grant Thorne	10-Mar-07	A$134.00		2,750	–	–	–	2,750		31-Dec-09
	10-Mar-08	A$126.48		–	2,056	–	–	2,056		31-Dec-10

				2,750	2,056	–	–	4,806

Notes to Table 5

1.	Or at date of retirement or resignation if earlier.
2.	All options granted over ordinary shares. Rio Tinto plc – ordinary shares of 10p each stated in sterling; Rio Tinto Limited ordinary shares – stated in Australian dollars. Each option is granted over one share. The date of grant was 10 March 2008. The performance conditions for the SOP are detailed on page 142 to 143.
3.	The closing price of Rio Tinto plc ordinary shares at

31 December 2008 was £14.90 (2007: £53.17) and the closing price of Rio Tinto Limited shares at 31 December 2008 was A$38.00 (2007: A$133.95). The high and low prices during 2008 of Rio Tinto plc and Rio Tinto Limited shares were £70.78 and £10.49 and A$156.00 and A$32.00 respectively.
4.	The option price represents the exercise price payable on the options. No amounts are unpaid on any shares allocated on the exercise of the options.

5.	Under the plans no options would be vested and unexercisable at the reporting date. The exercise of options is subject to restrictions contained in the ‘Rules for dealing in Rio Tinto Securities’. Trading restrictions due to close periods, the unsolicited pre-conditional offer from BHP Billiton and the Chinalco strategic partnership have prevented executives from dealing for most of 2008 and 2009.

156       Rio Tinto 2008 Annual report

Table 5 – Executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares

	1 Jan 2008	Granted[2,6]	Vested	Exercised	Lapsed8/	Vested and	31 Dec	Option	Value of	Market	Date from	Expiry
			during		cancelled	exercisable	2008[1]	price[4]	options	price on	which first	date
			2008			on			exercised	date of	exercisable
						31 Dec 2008[5]			during 2008	exercise

Rio Tinto plc Share Savings Plan

Tom Albanese	791	–	–	–	–	–	791	£20.68	–	–	1 Jan 2012	30 Jun 2012

Hugo Bague	–	238	–	–	–	–	238	£32.17	–	–	1 Jan 2012	30 Jun 2012

Preston Chiaro	298	–	–	–	–	–	298	£20.88	–	–	1 Jan 2009	6 Jan 2009
	–	304	–	–	–	–	304	£20.50	–	–	1 Jan 2011	16 Jan 2011

Bret Clayton	163	–	–	–	–	–	163	£35.57	–	–	1 Jan 2010	5 Jan 2010

Guy Elliott	1,431	–	–	–	–	–	1,431	£11.07	–	–	1 Jan 2009	30 Jun 2009
	–	520	–	–	–	–	520	£32.17	–	–	1 Jan 2014	30 Jun 2014

Dick Evans	–	–	–	–	–	–	–	–	–	–	–	–

Keith Johnson	456	–	–	–	–	–	456	£20.68	–	–	1 Aug 2009	31 Jan 2010

Debra Valentine	–	304	–	–	–	–	304	£20.50	–	–	1 Jan 2011	17 Jan 2011

Rio Tinto plc Share Option Plan

Tom Albanese	102,718	–	–	–	–	102,718	102,718	£12.656	–	–	6 Mar 2005	6 Mar 2011
	125,336	–	–	–	–	125,336	125,336	£14.586	–	–	13 Mar 2005	13 Mar 2012
	139,165	–	–	–	–	139,165	139,165	£12.630	–	–	7 Mar 2006	7 Mar 2013
	84,020	–	–	–	–	–	84,020	£13.290	–	–	22 Apr 2009	22 Apr 2014
	83,926	–	83,926	–	–	83,926	83,926	£18.262	–	–	9 Mar 2008	9 Mar 2015
	67,511	–	–	–	–	–	67,511	£27.112	–	–	7 Mar 2009	7 Mar 2016
	66,186	–	–	–	–	–	66,186	£27.012	–	–	13 Mar 2010	13 Mar 2017
	–	73,561	–	–	–	–	73,561	£57.232	–	–	10 Mar 2011	10 Mar 2018

Hugo Bague	8,835	–	–	–	–	–	8,835	£34.506	–	–	9 Sep 2010	9 Sep 2017

Preston Chiaro	37,160	–	–	–	–	37,160	37,160	£12.630	–	–	7 Mar 2006	7 Mar 2013
	70,490	–	–	–	–	–	70,490	£13.290	–	–	22 Apr 2009	22 Apr 2014
	63,527	–	63,527	–	–	63,527	63,527	£18.262	–	–	9 Mar 2008	9 Mar 2015
	51,274	–	–	–	–	–	51,274	£27.112	–	–	7 Mar 2009	7 Mar 2016
	38,519	–	–	–	–	–	38,519	£27.012	–	–	13 Mar 2010	13 Mar 2017
	–	29,354	–	–	–	–	29,354	£57.232	–	–	10 Mar 2011	10 Mar 2018

Bret Clayton	13,315	–	–	–	–	–	13,315	£13.290	–	–	22 Apr 2009	22 Apr 2014
	11,539	–	11,539	–	–	11,539	11,539	£18.262	–	–	9 Mar 2008	9 Mar 2015
	10,767	–	–	–	–	–	10,767	£27.112	–	–	7 Mar 2009	7 Mar 2016
	33,850	–	–	–	–	–	33,850	£27.012	–	–	13 Mar 2010	13 Mar 2017
	–	28,342	–	–	–	–	28,342	£57.232	–	–	10 Mar 2011	10 Mar 2018

Guy Elliott	61,703	–	–	–	–	61,703	61,703	£14.586	–	–	13 Mar 2005	13 Mar 2012
	97,387	–	–	–	–	97,387	97,387	£12.630	–	–	7 Mar 2006	7 Mar 2013
	73,700	–	–	–	–	–	73,700	£13.290	–	–	22 Apr 2009	22 Apr 2014
	72,972	–	72,972	–	–	72,972	72,972	£18.262	–	–	9 Mar 2008	9 Mar 2015
	58,100	–	–	–	–	–	58,100	£27.112	–	–	7 Mar 2009	7 Mar 2016
	44,052	–	–	–	–	–	44,052	£27.012	–	–	13 Mar 2010	13 Mar 2017
	–	36,503	–	–	–	–	36,503	£57.232	–	–	10 Mar 2011	10 Mar 2018

Dick Evans	–	60,733	–	–	–	–	60,733	£57.232	–	–	10 Mar 2011	10 Mar 2018

Keith Johnson	43,500	–	–	–	–	–	43,500	£13.290	–	–	22 Apr 2009	31 July 2010
	47,937	–	47,937	–	–	47,937	47,937	£18.262	–	–	9 Mar 2008	31 July 2010
	37,869	–	–	–	–	–	37,869	£27.112	–	–	7 Mar 2009	31 July 2010
	28,294	–	–	–	–	–	28,294	£27.012	–	–	13 Mar 2010	13 Mar 2011
	–	22,696	–	–	–	–	22,696	£57.232	–	–	10 Mar 2011	10 Mar 2012

Debra Valentine	–	–	–	–	–	–	–	–	–	–	–	–

Rio Tinto Limited Share Savings Plan

Grant Thorne	1,875	–	1,875	1,875	–	–	–	A$25.57	A$203,306.25	A$134.00	1 Jan 2008	30 Jun 2008
	567	–	–	–	–	–	567	A$79.27	–	–	1 Jan 2013	30 Jun 2013

Sam Walsh	601	–	–	–	–	–	601	A$40.92	–	–	1 Jan 2009	30 Jun 2009
	–	505	–	–	–	–	505	A$82.19	–	–	1 Jan 2014	30 Jun 2014

Rio Tinto Limited Share Option Plan

Grant Thorne	939	–	–	–	–	–	939	A $39.8708	–	–	13 Mar 2005	13 Mar 2012
	11,159	–	–	–	–	–	11,159	A $33.3360	–	–	7 Mar 2006	7 Mar 2013
	10,462	–	–	–	–	–	10,462	A $34.4060	–	–	22 Apr 2009	22 Apr 2014
	10,665	–	10,665	–	–	10,665	10,665	A $47.0420	–	–	9 Mar 2008	9 Mar 2015
	14,568	–	–	–	–	–	14,568	A $71.0600	–	–	7 Mar 2009	7 Mar 2016
	13,037	–	–	–	–	–	13,037	A $74.5880	–	–	13 Mar 2010	13 Mar 2017

Sam Walsh	54,400	–	–	–	–	–	54,400	A $34.4060	–	–	22 Apr 2009	22 Apr 2014
	58,823	–	58,823	–	–	58,823	58,823	A $47.0420	–	–	9 Mar 2008	9 Mar 2015
	48,079	–	–	–	–	–	48,079	A $71.0600	–	–	7 Mar 2009	7 Mar 2016
	35,861	–	–	–	–	–	35,861	A $74.5880	–	–	13 Mar 2010	13 Mar 2017
	–	30,523	–	–	–	–	30,523	A$134.1760	–	–	10 Mar 2011	10 Mar 2018

6.	The fair value per option, granted during 2008, at date of grant was as follows: Rio Tinto plc Share Savings Plan two year contract £3.46; three year contract 94p; four year contract £1.92 and five year contract 90p; Rio Tinto Limited Share Savings Plan three year contract A$5.14 and five year contract A$5.17. Rio Tinto plc Share Option Plan £20.63; Rio Tinto Limited Share Option Plan A$44.04.
7.	The value of options exercised during 2008 is calculated by multiplying the number of options exercised by the difference between the market price and the option price on date of exercise.
8.	No options lapsed for failure to satisfy a performance condition.

Rio Tinto 2008 Annual report       157

Corporate governance

GOVERNANCE OF RIO TINTO
The board of Rio Tinto believes that high standards of corporate governance are essential to their objective of maximising the overall long term return to shareholders through a strategy of investing in large, low cost competitive mines and businesses. Given its dual listed company status and its structure as a single economic entity, Rio Tinto has adopted a common approach to corporate governance to comply with the regulatory obligations associated with its three main stock exchange listings in London, Australia and New York.
     The directors have referred to The Combined Code on Corporate Governance, published by the UK Financial Reporting Council (the Code), the Australian Securities Exchange (ASX) Corporate Governance Principles and Recommendations 2nd edition (the ASX Principles), and the New York Stock Exchange (NYSE) Corporate Governance Standards (the NYSE Standards). Statements of compliance with the requirments of these codes are on page 165.
     In addition Rio Tinto’s website contains further corporate governance information which can be found in the Shareholders section: http://www.riotinto.com/shareholders/.
BOARD
Rio Tinto plc and Rio Tinto Limited have a common board of directors which are collectively responsible for the success of the Group and are accountable to shareholders for the performance of the business.
Membership
The board currently consists of 15 directors: the chairman, three executive directors and eleven non executive directors, of whom ten are deemed independent (see pages 133 to 134). The chairman has advised the board of his intention to retire and will remain in his role until mid 2009 by which time it is anticipated a successor will be appointed. Andrew Gould was appointed the senior independent non executive director on 24 April 2008 following the retirement of Sir Richard Sykes, and he is proposed for re-election by shareholders at the 2009 annual general meetings. The Nominations committee continually assesses the balance of executive and non executive directors and the composition of the board in terms of the skills and diversity required to ensure it remains relevant in the current environment. The names, skills, experience and expertise of each director together with their terms in office are shown in the biographical details on pages 132 to 134.
Role and responsibilities
The role of the board is to oversee the Group with good governance and strategic direction. The board also reviews the Group’s control and accountability framework. The directors have agreed a formal schedule of matters specifically reserved for decision or consideration by the board, including strategy, major investments and acquisitions. This schedule is available in the corporate governance section of the website.
     The board is ultimately accountable to shareholders for the performance of the business. Responsibility for day-to-day management of the business rests with the executive team, with the board agreeing annual performance targets for management against the Group’s financial and non-financial plan. The process for the evaluation of the performance of the executive directors and other senior executives is discussed in the Remuneration report. The performance of the senior executives was assessed in accordance with that process during 2008.
     The board meets regularly and, in 2008, had eight scheduled meetings and ten meetings at short notice. This reflects the considerable focus required by the board on the pre-conditional offer made by BHP Billiton for Rio Tinto which was eventually withdrawn in November 2008 and the effects of the global economic downturn towards the end of 2008. Details of directors’ attendance at all of these board and committee meetings is set out on page 160.
     The board has regular scheduled discussions on aspects of the Group’s strategy, as well as two separate strategy review meetings, one half day and one two day meeting, which are dedicated to in-depth discussions on Group strategy.
     Directors receive timely, regular and appropriate management and other information to enable them to fulfill their duties and have access to the advice and services of both company secretaries. The board has agreed a procedure for directors to obtain independent professional advice at the Group’s expense.
     In addition to these formal processes, directors are in regular communication with senior executives from the product and global support groups, at both formal and informal meetings, to ensure the regular exchange of knowledge and experience between management and non executive directors. To continue building on the formal induction programmes, which all new non executive directors undertake, they are encouraged to take every opportunity to make site visits to the Group’s operations and to meet local employees. In 2008 directors visited the Group’s operations in Australia, the US and Canada. The board also takes the opportunity to combine attendance at the annual general meeting in Australia and at the two day strategy review meeting with site visits.
     The chairman holds regular meetings with non executive directors without the executive directors being present.
Board performance
The board completes a formal annual process to evaluate its effectiveness and that of the board committees and individual directors. Each non executive director’s performance is appraised personally by the chairman and, in a meeting chaired by the senior independent non executive director, the non executive directors assess the chairman’s performance, taking into consideration the views of executive colleagues.
     The evaluation process completed in 2008 was overseen by the chairman and chairmen of the board committees with the support of the company secretary. For the board it took the form of a detailed questionnaire circulated to all directors for a response and inviting comments on a number of areas, including board dynamics, board capability, board process, board structure, corporate governance, strategic clarity and alignment, and the performance of individual committees and directors. For the board committees, a similar, detailed questionnaire was produced and circulated to each committee member and regular attendees for a response. This questionnaire invited comments on a number of areas, including the role and responsibilities of the committee, its organisation and effectiveness and the qualifications of its members. The results of the questionnaires were collated and presented for discussion and debate at a board meeting, at meetings of the Audit and Remuneration committees and the Committee on Social & Environmental Accountability. Actions were agreed from this process, for example, the provision of further training for non executive directors in the areas of risk management and resources and reserves booking procedures, are in the course of being implemented.
     During 2008, taking into account the views of other board members, the senior independent director led the review of the performance of the chairman. The review concluded that the chairman was continuing to demonstrate strong leadership of the board and was making a significant contribution to Rio Tinto, in particular during the BHP Billiton pre-conditional offer for the Group.
     The directors believe that, through this evaluation process, they comply with the requirements of Clause A.6 of the Code, Principle 2 of the ASX Principles, and the NYSE Standards.
Independence
The tests of director independence in the jurisdictions where Rio Tinto has listings are not wholly consistent. The board has, therefore, adopted a formal policy for the determination of the independence of directors. This policy, which contains the materiality thresholds approved by the board, is in the corporate governance section of the website. Among the key criteria are independence from management and the absence of any business relationship which could materially interfere with the director’s independence of judgement and ability to provide a strong, valuable contribution to the board’s deliberations, or which could interfere with the director’s ability to act in the best interest of the Group. Where

158       Rio Tinto 2008 Annual report

contracts in the ordinary course of business exist between Rio Tinto and a company in which a director has declared an interest, these are reviewed for materiality to both the Group, and the other party to the contract. “Material” is defined in the policy as being where the relationship accounts for more than two per cent of either Rio Tinto’s or the other parties’ consolidated gross revenue per annum, although the test also takes other circumstances into account. Applying these criteria, the board is satisfied that the majority of directors, including the following non executive directors, are independent: Sir David Clementi, Vivienne Cox, Jan du Plessis, Sir Rod Eddington, Michael Fitzpatrick, Yves Fortier, Richard Goodmanson, Andrew Gould, Lord Kerr and Paul Tellier.
     One non executive director, David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, is not considered independent in accordance with the Code.
     Paul Skinner, upon his appointment as chairman in 2003, was an independent non executive director under the Code. He continues to satisfy the tests for independence under the ASX Principles and the NYSE Standards.
     The directors’ biographies are set out on pages 132 to 134.
Directors’ conflicts of interest
During 2008 a new statutory regime was introduced in the UK whereby the board may authorise a “situation” in which there is, or may be, a conflict between the interests of Rio Tinto and the direct or indirect interests of a director or between the director’s duties to Rio Tinto and to another person. At the 2008 annual general meeting of Rio Tinto plc, shareholders approved changes to the Company’s articles of association to give directors the authority under this regime. The board has in place procedures for ensuring that its powers to authorise conflicts operate effectively. For this purpose, a register of conflicts and any authorisation is maintained by the company secretary and reviewed by the board before the interim and final results’ announcements.
Executive directors’ other directorships
Executive directors may be invited to become non executive directors of other companies. The board has adopted a procedure under which approval may be given to accept such invitations recognising the benefit to be derived to the individual and to Rio Tinto from such exposure. For full details see page 150.
Election and re-election
Directors are elected by shareholders at the first annual general meetings after their appointment and, after that, offer themselves for re-election at least once every three years. Non executive directors are normally expected to serve at least two terms of three years and, except in special circumstances, would not normally serve more than three such terms. David Mayhew has served three terms of three years. To assist the board during a period of corporation transition, at the request of the board, he as agreed to stand for re-election. Under provision A.7.2 of the UK Combined Code on Corporate Governance, directors who serve for longer than nine years must stand for re-election every year. It is anticipated that he will retire at the conclusion of the 2010 annual general meetings.
Chairman and chief executive
The roles of the chairman and chief executive are separate and the division of their respective responsibilities has been formally approved by the board.
Board committees
There are five board committees: the Audit committee, Remuneration committee, Nominations committee, the Committee on social and environmental accountability and the Chairman’s committee. Each committee plays a vital role in ensuring that high standards of corporate governance are maintained throughout the Group. Committee terms of reference are reviewed annually by the board and the committees to ensure they continue to be at the forefront of best practice. These can be viewed in the corporate governance section of the website. Minutes of all

Governance structure
Board Committee membership

	Audit	Remuneration	Committee on social and	Nominations	Chairman’s committee
	committee	committee	environmental accountability	committee

Chairman	Sir David Clementi	Andrew Gould	Richard Goodmanson	Paul Skinner	Paul Skinner

Members	Vivienne Cox	Sir David Clementi	Sir Rod Eddington	Sir Rod Eddington	Tom Albanese
	Jan du Plessis	Michael Fitzpatrick	Yves Fortier	Yves Fortier	Guy Elliott
	Michael Fitzpatrick	Richard Goodmanson	Lord Kerr	Andrew Gould
	Lord Kerr	Paul Tellier		David Mayhew
Paul Tellier

Notes

1.	Sir Richard Sykes was chair of the Remuneration committee and a member of the Nominations committee until his retirement on 24 April 2008.
2.	Upon Sir Richard Sykes’ retirement on 24 April 2008, Andrew Gould was appointed senior independent director, chairman of the Remuneration committee and a member of the Nominations committee.
3.	Sir David Clementi assumed the chairmanship of the Audit committee on 24 April 2008 from Andrew Gould.

4.	Jan du Plessis was appointed a non executive director on 1 September 2008 and also joined the Audit committee.
5.	David Mayhew attends the Audit committee in an advisory capacity.

Rio Tinto 2008 Annual report       159

Corporate governance continued

committee meetings are made available to the board.
Audit committee
The Audit committee is governed by terms of reference which the committee reviews and assesses each year and which are approved by the board. The terms of reference are available in the corporate governance section of the website and are summarised below.
     The primary function of the Audit committee is to assist the board in fulfilling its responsibilities by reviewing:
•	The financial information that will be provided to shareholders and the public;

•	The systems of internal control that the board and management have established;

•	The Group’s auditing, accounting and financial reporting processes.
In carrying out its responsibilities the
committee has full authority to investigate all matters that fall within its terms of reference. Accordingly, the committee may:
•	Obtain independent professional advice in the satisfaction of its duties at the cost of the Group;

•	Have such direct access to the resources of the Group as it may reasonably require including the external and internal auditors.

Directors’ attendance at board and committee meetings during 2008

	Board		Board		Audit		Remuneration		Nominations		Committee on social		Chairman’s
	– scheduled		– short notice		committee		committee		committee		and environmental		committee
											acountability

	A	B	A	B	A	B	A	B	A	B	A	B	A	B

Tom Albanese	8	8	10	8									19	17

Sir David Clementi	8	8	10	7	8	8	7	7

Vivienne Cox	8	8	10	9	8	7

Jan du Plessis	3	3	7	5	2	2

Sir Rod Eddington	8	7	10	8					6	5	4	2

Guy Elliott	8	8	10	10									19	15

Dick Evans	8	8	10	10

Michael Fitzpatrick	8	8	10	10	8	5	7	6

Yves Fortier	8	8	10	10					6	6	4	4

Richard Goodmanson	8	8	10	7			7	7			4	4

Andrew Gould	8	8	10	8	4	3	7	7	4	4

Lord Kerr	8	8	10	10	8	8					4	4

David Mayhew	8	8	10	9					6	6

Paul Skinner	8	8	10	10					6	6			19	18

Sir Richard Sykes	3	3	1	—			2	2

Paul Tellier	8	8	10	8	8	8	7	7

Notes
A = Maximum number of meetings the director could have attended.
B = Number of meetings attended.

160     Rio Tinto 2008 Annual report

Report of the Audit committee
The Audit committee met eight times in 2008. It continued to monitor developments in corporate governance in the UK, Australia and the US, to ensure the Group continues to apply high and appropriate standards.
     The Audit committee terms of reference were reviewed in 2008. No significant changes were recommended.
     The committee reviewed the independence of the external auditors and their effectiveness to ensure that the Group continues to receive an efficient and unbiased service from them. The committee advised the directors that it is satisfied that the provision of non audit services by the external auditors during 2008 is compatible with the general standard of independence for auditors and the standards imposed by the Australian Corporations Act 2001. In addition, as part of its responsibility to foster open communication, the committee met separately with management, the external auditors and the internal auditor during the year.
     The committee reviewed the SEC requirements for audit committees’ financial experts and the Code and ASX Principles requirement that at least one committee member should have recent and relevant financial experience. The committee recommended to the board that Michael Fitzpatrick, Jan du Plessis and Sir David Clementi be identified as the committee’s financial experts in the 2008 Annual report. The committee has also concluded that Michael Fitzpatrick, Jan du Plessis and Sir David Clementi have recent and relevant financial experience to qualify for the purpose of the Code.
     The committee has reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2008.
     The committee discussed with the external auditors the matters described in the American Institute of Certified Public Accountant Auditing Standard No. 90, Audit Committee communications, and in the International Standard on Auditing (UK and Ireland) 260, Communication of Audit Matters with those charged with governance (ISA 260), including their judgements regarding the quality of the Group’s accounting principles and underlying estimates.
     The committee has discussed with the external auditors their independence, and received and reviewed their written disclosures, as required by the Public Company Accounting Oversight Board Rule 3526 “Communication with Audit Committees Concerning Independence”.
     Based on the reviews and discussions referred to above, the committee has recommended to the board of directors that the financial statements referred to above be approved.
On behalf of the Audit committee
Sir David Clementi (chairman)

The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information, review with management of procedures relating to financial and capital expenditure controls, including internal audit plans and reports, review with external auditors of the scope and results of their audit, the nomination of auditors for appointment by shareholders, and the review of and recommendation to the board for approval of Rio Tinto’s risk management policy. Its responsibilities also include the review of corporate governance practices of Group sponsored pension funds.
     To ensure the committee discharges its responsibilities, it meets not less than four times per year and arranges occasional training sessions which may cover new legislation and other information relevant to the committee’s role. The Group’s finance director, other senior financial management, external and internal auditors are available to attend all meetings.
     The members of the committee are independent and free of any relationship that would interfere with impartiality in carrying out their responsibilities. The members meet the requirements of the Code, the ASX Principles and the NYSE Code, and the Committee meets the composition, operation and responsibility requirements of the ASX.
Remuneration committee
The Remuneration committee is responsible for determining the policy for executive remuneration and for the remuneration and benefits of individual executive directors and product group chief executives. The report of the Remuneration committee can be found in the Remuneration report on pages 141 to 157, together with details of the Group’s remuneration policies. These policies include a remuneration structure for the chairman and non executive directors comprising a fixed fee only. The Group does not pay retirement benefits, other than required statutory superannuation, to non executive directors.
Nominations committee
The Nominations committee is governed by terms of reference which the committee regularly reviews and assesses and which are approved by the board. The terms of reference are available in the corporate governance section of the website and are summarised below.
     The Nominations committee is chaired by the chairman of Rio Tinto. The committee is responsible, on behalf of the board, for ensuring that a suitable process is in place to meet the recruitment requirements of the board. It reviews the mix, structure and experience of the board and the desired profiles of potential candidates for membership. In consultation with external search consultants it oversees the review and recruitment process to fill vacancies as they arise. The recruitment process itself includes identification of suitable candidates, followed by a formal assessment of each candidate, leading to a final selection process. Proposals for new board members are submitted to the full board for approval. On behalf of the board, the committee also reviews proposals for senior executive appointments and monitors succession planning.
     The committee further reviews the time required to be committed to Group business by non executive directors and assesses whether non executive directors are devoting sufficient time to carry out their duties.

Report of the Nominations committee
 There were six meetings of the Nominations committee during 2008. Its activities covered executive and non executive succession and appointments. External consultants were engaged to assist the committee in the identification of new non executive directors. As a result of that engagement and following a formal assessment by the committee and recommendations to the board, Jan du Plessis and Jim Leng (chairman designate) were appointed as independent non-executive directors on 1 September 2008 and 14 January 2009 respectively. Jim Leng subsequently resigned on 9 February 2009. The current chairman has not participated in processes to identify his successor, which have been led by the senior independent director.
     The Nominations committee is managing the process to appoint a new chairman.
     It is expected that Paul Skinner will retire
from the boards of Rio Tinto in mid 2009, once a successor has been appointed.
     As part of his annual performance assessment of individual directors, the chairman of the committee has also reviewed the time committed by directors to Group business and confirmed this to be appropriate in each case.
On behalf on the Nominations committee
Paul Skinner (chairman)

Rio Tinto 2008 Annual report     161

Corporate governance continued

     The members of the Nominations committee are independent with the exception of David Mayhew. The chairman is considered independent under the ASX Principles. Under the Code he is not considered independent following his appointment as chairman, however the Code specifically allows the chairman to chair the Nominations committee. The composition of the committee is therefore also compliant with the Code.
Committee on social and environmental accountability
The Committee on social and environmental accountability is governed by terms of reference which it reviews and assesses each year and which are approved by the board. The terms of reference are available in the corporate governance section of the website and are summarised below.
     The committee ensures that management has in place policies, standards, systems and people required to meet Rio Tinto’s social and environmental commitments. The committee reviews the effectiveness of management policies and procedures in place to deliver those standards in our statement of business practice, The way we work, which are not covered by the other board committees and, in particular, those relating to occupational health, safety, communities, employment, environment, human rights, land access, political involvement and sustainable development.
Chairman’s committee
This committee supports the functioning of the board and ensures that the business of the board and its committees is properly planned and aligned with management. When mandated by the board, the Chairman’s committee will consider urgent matters between board meetings, and deal with the implementation of board decisions on transactions and other corporate matters.
MANAGEMENT
On behalf of the board, the chief executive has delegated authority for the day to day management of the Group’s operations. The chief executive, finance director and the heads of the product and global support groups share management responsibility for the management of the business.
     The chief executive is assisted by the work of management committees in monitoring performance and achieving Rio Tinto’s strategy. The management committees are described below.
Executive committee
The Executive committee is responsible, under the leadership of the chief executive, for the day to day management of the business, setting performance targets and determining the Group’s strategy and direction for endorsement by the board. The members of the committee are: the chief executive, the finance director, the product group chief executives, the Group executive Technology & Innovation, the global head of Legal, and the global head of Human Resources.
Closure committee
This committee oversees the closure management programme in place to manage the significant financial, reputational and operational risk of site closures. The members of the committee are: the global head of Health, Safety & Environment, global head of Legal, Controller and the Group executive, Technology & Innovation.
Continuous disclosure committee
The committee is chaired by the finance director and has ultimate responsibility for determining the information that requires disclosure to the markets under the continuous disclosure requirements in the jurisdictions in which Rio Tinto is listed. The members of the committee are: the finance director, company secretary of Rio Tinto plc, managing director of Rio Tinto Australia, head of Business Development, and head of Investor Relations.
Disclosure and procedures committee
The primary role of this committee is to assist the board, Audit committee and individual directors and officers who are required under various regulations to endorse the Group’s shareholder reports and other public documents. The members of the committee are approved by the Audit committee and currently include the company secretary, Controller, head of Compliance, head of Corporate Assurance and the global head of Health, Safety and Environment.
Finance committee
The Finance committee is responsible, under the leadership of the finance director, to review and advise on issues that arise in the day-to-day workings within the functional areas of the finance director’s direct reports. The members of the committee are: finance director, Controller, head of Treasury, head of Tax, head of Investor Relations, head of Economics, head of Business development, head of Business evaluation and Group counsel – Strategic projects.
Investment committee
The purpose of the Investment committee is to review proposals for major capital decisions by the board and by Group companies to ensure that they accord with the strategic objectives established by the board. The members of the committee are the chairman, executive directors and the Group executive Technology and Innovation.
Ore reserves steering committee
The Ore reserves steering committee is the primary governance body over the ore reserve estimation and disclosure processes. The members of the committee are: Group executive Technology and Innovation,
Controller, global practice leader, Strategic Production Planning, chief adviser – evaluation, chief adviser – orebody knowledge, chief adviser – resources and reserves, general manager – RTCA mine planning and Rio Tinto consulting geologist – Exploration.
COMMUNICATION
Rio Tinto recognises the importance of effective timely communication with shareholders and the wider investment community.
     To ensure that trading in its securities takes place in an informed market, the Group has adopted Continuous disclosure standards which form part of the Corporate governance standards posted on its website. Rio Tinto makes immediate disclosure to the listing authorties of any information that a reasonable person would expect to have a material effect on its share price in accordance with their rules. All information released to the markets is posted on the media section of the website.
     In addition to statutory documents, the website features in-depth information on health, safety and the environment, as well as general investor information, publications and policies and guidance. Full and half year results as well as any major presentations are also webcast. Presentation material from investor seminars is also made available on the website.
     Full advantage is taken of the annual general meetings to inform shareholders of recent developments and to give shareholders the opportunity to ask questions. The chairs of the Audit, Remuneration and Nomination committees are generally available to answer questions, and all directors are expected to attend where possible. Rio Tinto’s external auditor, PricewaterhouseCoopers attends the annual general meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report. Rio Tinto Limited’s shareholders may also submit written questions regarding the statutory audit report to the auditors via the Company. Any questions received and answers provided are made available to members at the Rio Tinto Limited annual general meeting.
     The main channels of communication with the investment community are through the chairman, chief executive and finance director, who have regular meetings with the Companies’ major shareholders. The senior independent director and other non executive directors are also available, as appropriate. The Group organises regular investor seminars which provide a two-way communication opportunity with investors and analysts; the valuable feedback is communicated to the board. Surveys of major shareholders’ opinions and perceptions of the Group are presented to the board by the Group’s investor relations advisors on a regular basis.

162     Rio Tinto 2008 Annual report

BUSINESS PRACTICE
Statement of business practice
The way we work is Rio Tinto’s worldwide statement of business practice. It contains principles and standards of conduct which reaffirm the Group’s commitment to corporate responsibility. It provides the directors and all Group employees with a summary of the core policies and controls in place to help ensure that high governance and business standards are communicated and maintained throughout the Group. Group businesses then put them into practice through local codes of conduct and report on their implementation.
     Core policies are adopted by the board after wide consultation, externally and within the Group. Once adopted, they are communicated to business units worldwide, together with mandatory standards and guidance notes to support implementation. Business units are required to devote the necessary effort by management to implement and report on these policies and standards.
     Rio Tinto’s core policies, listed in The way we work, include: access to land; business integrity; communities; corporate governance; employment; environment; human rights; internal controls & reporting; occupational health; political involvement; safety; sustainable development and transparency. These are supported by policies in the areas of risk, information management and security. Each policy is supported by standards expanding on the minimum expectations on topics such as antitrust, continuous disclosure, compliance, cultural heritage and health, safety and the environment. Many of these standards are supplemented by guidance notes. These policies and standards apply to all Rio Tinto managed businesses. Where the Group does not have operating responsibility for a business, Rio Tinto’s policies are communicated to its business partners and they are encouraged to adopt similar policies of their own.
     The way we work and many of the supporting policies and standards are undergoing an extensive review process taking into account the significant number of new policies and standards introduced during the five years since its original release.
“Whistle blowing” programme
The board has adopted a Groupwide ‘whistle blowing’ programme called Speak-OUT. Employees are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting or environmental procedures, through an independent third party and without fear of recrimination. A process has been established for the investigation of any matters reported with clear lines of reporting and responsibility in each Group business.
Sustainable development
Rio Tinto’s report on Sustainable development follows the guidelines of the
Association of British Insurers and is set out on page 80. In addition the performance of the Group and of its separate businesses has been disclosed on the website in accordance with the Global Reporting Initiative guidelines.
Dealing in Rio Tinto securities
Rio Tinto has a set of rules which restrict the dealing in Rio Tinto securities by directors and employees with access to “inside information”. These rules require those people to seek clearance from the chairman or the company secretary before any proposed dealing to ensure that they do not deal when in possession of inside information. Clearance is not given during “close periods” immediately preceding the announcement of annual and interim results. The rules prohibit the hedging of unvested options. The “Rules for dealing in Rio Tinto securities” can be viewed in the corporate governance section of the website.
Risk management
Rio Tinto’s overriding objective is to maximise the overall long term return to shareholders through a strategy of investing in large, cost competitive mines and businesses. The directors recognise that creating shareholder return is the reward for taking and accepting risk.
     A description of some of the material business risks that could affect Rio Tinto is found on page 24 in Risk factors.
Risk management policies and approach
Rio Tinto recognises that risk is an integral and unavoidable component of the business, and that it is characterised by both threat and opportunity. The Group fosters a risk aware corporate culture in all decision making, and is committed to managing all risk in a proactive and effective manner through competent risk management. To support this commitment, risk is analysed in order to inform the management decisions taken at all levels within the organisation. The principles of the risk analysis and management process are set out in the Risk policy and standard which is in the corporate governance section of the website.
Roles and responsibilities
The Risk policy and standard is supported by an integrated framework of risk governance and reporting specifying how the Group organises the handling of risk. Together with the policy, the supporting roles and infrastructure, the framework makes up the complete Rio Tinto approach to risk analysis and management.
     The directors are responsible for the Group’s system of internal controls and for reviewing annually its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures and their effectiveness. The directors confirm that they have completed their annual review for 2008. The responsibility for identifying and managing risks rests with Rio Tinto’s business leaders at all levels within the organisation. The Group has defined two specific roles to lead the management of risk: the board Risk sponsor and the Group Risk sponsor at Executive committee level. In addition, other roles throughout the Group include Risk champions in each Rio Tinto entity.
     Two of the Group’s management committees, the Executive committee and the Disclosures and procedures committee regularly review reports related to the Group’s control framework. In 2008 information was reported by management to the Audit committee to enable its members to assess the effectiveness of the internal controls and the management of material business risk. In addition, the board and its committees monitor the Group’s material business risks on an ongoing basis. These reports and risk management processes satisfy the internal control requirements of the Code and Recommendation 7.2 of the ASX Principles.
     Assurance functions, including internal auditors and sustainable development auditors, perform reviews of control activities and provide regular written and oral reports to directors and management committees.
Internal risk control systems
The directors have established a process for identifying, evaluating and managing the material business risks faced by the Group. This process was in place during 2008 and up to and including the date of approval of the 2008 Annual report and Full financial statements. The process is reviewed annually by the directors and accords with the guidance set out in the UK Financial Reporting Council’s Internal Control: Guidance for Directors on the Combined Code.
     Due to the limitations inherent in any risk management system, it is designed to manage rather than eliminate risk and to provide reasonable but not absolute assurance against material misstatement or loss. Certain risks, for example natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate. The Group has material investments in a number of jointly controlled entities and associates. Where Rio Tinto does not have managerial control, it cannot guarantee that local management of mining and related assets will comply with Rio Tinto standards or objectives. Accordingly, the review of their internal controls is less comprehensive than that of the Group’s managed operations.
     Each year, the leaders of the Group’s businesses and administrative offices complete an internal control questionnaire

Rio Tinto 2008 Annual report     163

Corporate governance continued

that seeks to confirm that adequate internal controls are in place, are operating effectively and are designed to capture and evaluate failings and weaknesses, if any exist, and take prompt action, as appropriate. The results of this process are reviewed by the Executive committee, then presented to the Audit committee and the board as a further part of their review of the Group’s internal controls. This process is continually reviewed and strengthened, as appropriate.
     Specialist risk staff in the corporate Risk Competence Centre manage a risk training strategy. Rio Tinto provides a range of tools and other forms of support to assist the implementation of the risk analysis and management approach.
AUDITORS AND INTERNAL ASSURANCE
Auditor independence
As indicated in the Audit committee section on pages 159 to 161, Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal external auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors.
     The engagement of the Group’s principal auditors to provide statutory audit services, other services pursuant to legislation, taxation services and certain other services are pre approved. Any engagement of the Group’s principal auditors to provide other permitted services is subject to the specific approval of the Audit committee or its chairman.
     Prior to the commencement of each financial year the Group’s finance director and its principal auditors submit to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided. Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre determined level, must be subject to the Group’s normal tender procedures.
     In exceptional circumstances the finance director is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed US$250,000 then the chairman of the Audit committee must approve the engagement.
     The remuneration of the Group’s principal auditors for audit services and other services, as well as remuneration payable to other accounting firms, has been set out in note 43 to the 2008 Full financial statements.
     The Board has established a policy that the principal auditors’ engagement partners will rotate every five years.
Corporate Assurance
The Corporate Assurance function provides independent and objective assurance on the adequacy and effectiveness of the Group’s systems for risk management, internal control, and governance together with ideas and recommendations to improve those systems. The function has adopted international auditing standards set by the Institute of Internal Auditors Inc.
     The function operates independently of management, under a mandate approved by the Audit committee and the Committee on social and environmental accountability (CSEA) and has full access to all functions, records, property and personnel of the Group. The head of Corporate Assurance reports functionally to both the Audit committee and CSEA, providing each committee with information relevant to their specific terms of reference.
     A risk based approach is used to focus assurance activities on high risk areas and audit plans are presented annually to the Audit committee and CSEA for approval.
     In respect of its internal audit function, Rio Tinto has an external service provider. The Audit committee has a policy which addresses conflicts of interest in relation to management requested engagements of the service provider. The policy complies with the Institute of Internal Auditor’s International Standards on independence. Certain services are pre-approved under the policy as they would not be in conflict with the internal auditor’s role. There is a list of prohibited services which may not be undertaken without approval of the head of Corporate Assurance, and guidance on the consideration of services which may give rise to a conflict of interest.
FINANCIAL REPORTING
Internal control
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the chief executive and finance director to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the Group’s published financial statements for external reporting purposes in accordance with IFRS.
     Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance, and may not prevent or detect all misstatements whether caused by error or fraud, if any, within each of Rio Tinto plc and Rio Tinto Limited.
     The Group’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorisation of management and the directors of the Companies; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
     There were no significant changes in the internal controls or in other factors that could significantly affect internal controls of each of Rio Tinto plc and Rio Tinto Limited subsequent to the date of their most recent evaluation.
Financial statements
The directors are required to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. This includes preparing financial statements in accordance with UK company law which give a true and fair view of the state of the Company’s affairs, and preparing a Remuneration report which includes the information required by Part 3 of Schedule 7A to the UK Companies Act 1985 and the Australian Corporations Act 2001.
     The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. The directors are also responsible for ensuring that appropriate systems are in place to maintain and preserve the integrity of the Group’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from current and future legislation in other jurisdictions. The work carried out by the auditors does not involve consideration of such developments and, accordingly, the auditors accept no responsibility for any changes, should any be made, to the financial statements after they are made available on the website.
     The directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
     The directors consider that the 2008 Annual report and Full financial statements present a true and fair view and have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable judgements and estimates. The accounting policies have been consistently applied. The directors have received a written statement from the chief executive and the finance director to this effect. In accordance with the

164     Rio Tinto 2008 Annual report

internal control requirements of the Code and the ASX Principles Recommendation 7.3, this written statement relies on a sound system of risk management and internal compliance and controls which implements the policies adopted by the board and confirms that the Group’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.
Disclosure controls and procedures
Management, with the participation of the chief executive and finance director, has evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of the end of the period covered by this report and have concluded that these disclosure controls and procedures were effective at a reasonable assurance level.
COMPLIANCE STATEMENTS
The Code
By virtue of its UK listing, Rio Tinto is required to state how it has applied the principles set out in Section 1 of the Code and which relate to its directors, remuneration, accountability and audit and relations with shareholders. This Annual report provides a statement to satisfy that obligation. Rio Tinto is also required to disclose whether it has complied with the provisions set out in Section 1 of the Code and to provide an explanation where it does not. Rio Tinto confirms that it has continued to comply fully with the detailed provisions of Section 1 of the Code throughout 2008.
ASX Principles
The Listing Rules of the ASX require
Rio Tinto to report the extent to which it complies with the good practice recommendations in the ASX Principles and the reasons for any non compliance. Rio Tinto confirms that it has continued to comply fully with the ASX Principles throughout 2008.
NYSE Standards
Rio Tinto plc, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged by the NYSE Standards to disclose any significant ways in which its practices of corporate governance differ from the NYSE standards.
     The Company has reviewed the NYSE Standards and believes that its practices are broadly consistent with them, with one exception. The NYSE Standards state that companies must have a nominating/ corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles applicable to the Company. Rio Tinto has a Nominations committee, information about which is set out on page 161. This committee does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.
New Zealand Stock Exchange
Rio Tinto Limited is also listed on the New Zealand Stock Exchange (NZX) which has a Corporate Governance Best Practice Code (the NZX Code). As an overseas listed issuer on the NZX, Rio Tinto Limited is deemed to comply generally with the NZX Listing Rules, including the NZX Code, while it remains listed on the ASX. Whilst the ASX Principles and the NZX Code are substantially the same, there may be some ASX Principles or other ASX corporate governance rules which differ materially from the NZX’s corporate governance rules or the NZX Code. The ASX Principles and other corporate governance rules can be found on the ASX website: www.asx.com.au.

Rio Tinto 2008 Annual report     165

At the QMM minerals sands operations at Fort-Dauphin in south eastern Madagascar, Rio Tinto is building for growth. Utilising rock quarried locally, the construction of a new deep sea port of Ehoala, and the surrounding roads and infrastructure will enable ilmenite from the mine to be shipped to Rio Tinto's processing facilities in Canada, and will also contribute to the economic development of the region.

Shareholder information

This section contains key shareholder information and data

Shareholder information	168
Rio Tinto share ownership	175
Definitions and exchange rates	176
Financial calendar	179
Useful addresses	180

Shareholder information

Long term value

The US$1 billion QMM Madagascar mineral sands operation was completed on schedule in 2008 and is expected to be in production for 40 years. It is the largest foreign investment in Madagascar

Shareholder information

DIVIDENDS
Both Companies have paid dividends on their shares every year since incorporation in 1962. The rights of Rio Tinto shareholders to receive dividends are explained under the description of the Dual Listed Companies’ Structure on page 172.
Dividend policy
The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of ordinary dividends over time, without cutting them during economic downturns.
     The rate of the total annual dividend, in US dollars, is determined taking into account the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total ordinary dividend for the previous year. Under Rio Tinto’s dividend policy, the final ordinary dividend for each year is expected to be at least equal to the previous interim dividend.
Dividend determination
The majority of the Group’s sales are transacted in US dollars, making this the most reliable measure for the Group’s global business performance. It is Rio Tinto’s main reporting currency and consequently the natural currency for dividend determination. Dividends determined in US dollars are translated at exchange rates prevailing two days prior to the announcement and are then declared payable in sterling by Rio Tinto plc and in Australian dollars by Rio Tinto Limited.
     On request, shareholders of Rio Tinto plc can elect to receive dividends in Australian dollars and shareholders of Rio Tinto Limited can elect to receive dividends in sterling. Shareholders requiring further information should contact Computershare.
2008 dividends
The 2008 interim and final dividends were determined at 68.0 US cents and at 68.0 US cents per share respectively and the applicable translation rates were US$1.8759 and US$1.46885 to the pound sterling and US$0.8791 and US$0.6701 to the Australian dollar.
     Final dividends of 46.29 pence per share and of 101.48 Australian cents per share will be paid on 8 April 2009. A final dividend of 272 US cents per Rio Tinto plc ADR (each representing four shares) will be paid by JPMorgan Chase Bank NA to ADR holders on 9 April 2009.
     The charts below set out the amounts of interim, final and special cash dividends paid or payable on each share or ADS in respect of each financial year, but before deduction of any withholding tax.
Dividend reinvestment plan (DRP)
Rio Tinto offers a DRP to registered shareholders, which provides the opportunity to use cash dividends to purchase Rio Tinto shares in the market free of commission. See Taxation on page 169 for an explanation of the tax consequences. Due to local legislation the DRP cannot be extended to shareholders in the US, Canada and certain other countries. Please contact Computershare for further information.
MARKET LISTINGS AND SHARE PRICES
Rio Tinto plc
The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE).
     As a constituent of the Financial Times Stock Exchange 100 index (FTSE 100), Rio Tinto plc shares trade through the Stock Exchange Electronic Trading Service (SETS) system.
     Central to the SETS system is the electronic order book on which an LSE member firm can post buy and sell orders, either on its own behalf or for its clients. Buy and sell orders are executed against each other automatically in strict price, then size, priority. The order book operates from 8.00 am to 4.30 pm daily. From 7.50 am to 8.00 am orders may be added to, or deleted from the book, but execution does not occur. At 8.00 am the market opens by means of an

Rio Tinto Group – US cents per share

	2008	2007	2006	2005	2004

Interim	68.0	52.0	40.0	38.5	32.0
Final	68.0	84.0	64.0	41.5	45.0
Special	–	–	–	110.0	–
Total	136.0	136.0	104.0	190.0	77.0

Rio Tinto plc – UK pence per share
	2008	2007	2006	2005	2004

Interim	36.25	25.59	21.42	21.75	17.54
Final	46.29	43.13	32.63	23.35	23.94
Special	–	–	–	61.89	–
Total	82.54	68.72	54.05	106.99	41.48

Rio Tinto Limited – Australian cents per share
	2008	2007	2006	2005	2004

Interim	77.35	60.69	52.48	50.56	45.53
Final	101.48	93.02	82.84	54.86	58.29
Special	–	–	–	145.42	–
Total	178.83	153.71	135.32	250.84	103.82

Rio Tinto plc – US cents per ADS
	2008	2007	2006	2005	2004

Interim	272	208	160	154	128
Final	272	336	256	166	180
Special	–	–	–	440	–
Total	544	544	416	760	308

uncrossing algorithm which calculates the greatest volume of trades on the book which can be executed, then matches the orders, leaving unexecuted orders on the book at the start of trading.
     All orders placed on the order book are firm and are for standard three day settlement. While the order book is vital to all market participants, orders are anonymous, with the counterparties being revealed to each other only after execution of the trade.
     Use of the order book is not mandatory but all trades, regardless of size, executed over the SETS system are published immediately. The only exception to this is where a Worked Principal Agreement (WPA) is entered into for trades greater than eight times Normal Market Size (NMS). Rio Tinto plc has an NMS of 100,000 shares. Publication of trades entered under a WPA is delayed until the earlier of 80 per cent of the risk position assumed by the member firm taking on the trade being unwound or the end of the business day.
     Closing LSE share prices are published in most UK national newspapers and are also available during the day on the Rio Tinto and other websites.
     Rio Tinto plc has a sponsored American Depositary Receipt (ADR) facility with JPMorgan Chase Bank NA (JPMorgan) under a Deposit Agreement, dated 13 July 1988, as

168     Rio Tinto 2008 Annual report

amended on 11 June 1990, as further amended and restated on 15 February 1999 and as further amended and restated on 18 February 2005 when JPMorgan became Rio Tinto plc’s depository. The ADRs evidence Rio Tinto plc American Depositary Shares (ADS), each representing four ordinary shares. The shares are registered with the US Securities and Exchange Commission (SEC), are listed on the New York Stock Exchange (NYSE) and are traded under the symbol ‘RTP’.
     Rio Tinto plc shares are also listed on Euronext.
     The following table shows share prices for the period indicated, the reported high and low middle market quotations, which represent an average of bid and asked prices, for Rio Tinto plc’s shares on the LSE based on the LSE Daily Official List, and the highest and lowest sale prices of the
Rio Tinto plc ADSs as reported on the NYSE composite tape.
     As at 19 February 2009, there were 51,785 holders of record of Rio Tinto plc’s shares. Of these holders, 276 had registered addresses in the US and held a total of 290,009 Rio Tinto plc shares, representing 0.028 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 77,626,696 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 7.729 per cent of the publicly held Rio Tinto plc shares issued and outstanding. These shares were represented by 19,406,674 Rio Tinto plc ADSs held of record by 41,378 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.
ADR holders
ADR holders may instruct JPMorgan as to how the shares represented by their ADRs should be voted.
     Registered holders of ADRs will have the Annual report and Summary financial statements and interim reports mailed to them at their record address. ADR holders can receive the Annual report and Summary financial statements and interim reports on request.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. A Form 20-F, which corresponds with the Form 10-K in US public companies, will be filed with the SEC. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC web site at www.sec.gov

		Pence per		US$ per
		Rio Tinto plc share		Rio Tinto plc ADS

	High	Low	High	Low

2004	1,574	1,212	119.39	86.42
2005	2,657	1,472	183.29	111.57
2006	3,322	2,352	253.33	176.09
2007	5,784	2,505	478.35	193.60
2008	7,078	1,049	554.93	60.72

Aug 2008	5,259	4,535	394.52	346.76
Sep 2008	5,010	3,310	339.99	226.50
Oct 2008	3,487	2,050	254.24	138.69
Nov 2008	3,135	1,550	200.10	98.50
Dec 2008	1,558	1,049	98.75	60.72
Jan 2009	1,927	1,380	117.20	79.17

2007
First quarter	2,940	2,505	230.60	193.60
Second quarter	3,916	2,888	311.50	230.60
Third quarter	4,228	2,929	343.40	234.65
Fourth quarter	5,784	4,050	478.35	334.30

2008
First quarter	5,850	4,159	464.00	331.31
Second quarter	7,078	5,233	554.93	419.75
Third quarter	5,764	3,310	468.24	226.50
Fourth quarter	3,487	1,049	254.24	60.72

Rio Tinto Limited
Rio Tinto Limited shares are listed on the Australian Securities Exchange (ASX) and the New Zealand Securities Exchange. The ASX is the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange operating in the capital city of each Australian State with an automated trading system.
     Closing ASX share prices are published in most Australian newspapers and are also available during the day on the Rio Tinto and other websites.
     The table on the next page sets out, for the periods indicated, the high and low closing sale prices of Rio Tinto Limited shares based upon information provided by the ASX. There is no established trading market in the US for Rio Tinto Limited’s shares.
     As at 19 February 2009, there were 150,547 holders of record of Rio Tinto Limited shares. Of these holders, 281 had registered addresses in the US, representing approximately 0.072 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.
Investment warning
Past performance of shares is not necessarily a guide to future performance. The value of shares and investments and the income derived from them can go down as well as up, and investors may not get back the amount they invested.
TAXATION
UK resident individuals shareholdings in Rio Tinto plc
Taxation of dividends
Dividends carry a tax credit equal to one
ninth of the dividend. Individuals who are not liable to income tax at the higher rate will have no further tax to pay. Higher rate tax payers are liable to tax on UK dividends at 32.5 per cent which, after taking account of the tax credit, produces a further tax liability of 25 per cent of the dividend received.
Dividend reinvestment plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should, therefore, be included in the annual tax return.
The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares, for Rio Tinto plc shareholders including the stamp

Rio Tinto 2008 Annual report     169

Shareholder information continued

	A$ per Rio Tinto Limited share

	High	Low

2004	40.20	31.98
2005	69.10	38.82
2006	87.97	65.38
2007	146.90	69.50
2008	156.10	32.00

Aug 2008	127.50	110.79
Sep 2008	124.96	84.50
Oct 2008	95.00	62.62
Nov 2008	86.60	42.01
Dec 2008	42.70	32.00
Jan 2009	46.93	37.25

2007
First quarter	80.11	69.50
Second quarter	101.15	77.20
Third quarter	108.22	81.16
Fourth quarter	146.90	104.43

2008
First quarter	137.10	101.00
Second quarter	156.10	124.17
Third quarter	137.50	84.50
Fourth quarter	95.00	32.00

duty/stamp duty reserve tax, will form the base cost for capital gains tax purposes.
Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.
     Details of relevant events since 31 March 1982 and adjusted values for Rio Tinto plc securities as at that date are available from the company secretary.
Australian resident individuals shareholdings in Rio Tinto Limited
Taxation of dividends
The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited, they may be entitled to a credit for the Australian tax paid by the Group in respect of that income, depending on the tax status of the shareholder.
     The application of the system results in the Australian tax paid by the Group being allocated to shareholders by way of franking credits attaching to the dividends they receive. Such dividends are known as franked dividends. A dividend may be partly or fully franked. The current Rio Tinto Limited dividend is fully franked and the franking credits attached to the dividend are shown in the distribution statement provided to shareholders.
     The extent to which a company can frank a dividend depends on the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives a franked dividend from another company. The dividend is required to be included in a resident individual shareholder’s assessable income. In addition, an amount equal to the franking credit attached to the franked dividend is also included in the assessable income of the resident individual, who may then be entitled to a rebate of tax equal to the franking credit amount included in their income. Should the franking credits exceed the tax due, the excess is refunded to the resident individual.
     The effect of the dividend imputation system on non resident shareholders is that, to the extent that the dividend is franked, no Australian tax will be payable and there is an exemption from dividend withholding tax.
     A withholding tax is normally levied at the rate of 15 per cent when unfranked dividends are paid to residents of countries with which Australia has a taxation treaty. Most Western countries have a taxation treaty with Australia. A rate of 30 per cent applies to countries where there is no taxation treaty.
     Since 1988, all dividends paid by Rio Tinto Limited have been fully franked. It is the Group’s policy to pay fully franked dividends whenever possible. The Boards expect Rio Tinto Limited to be able to pay fully franked dividends for the foreseeable future.
Dividend reinvestment plan (DRP)
Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return as assessable income.
     The shares acquired should be added to the shareholding at the date of acquisition at the actual cost of the shares, which is the amount of the dividend applied by the shareholder to acquire shares and any incidental costs associated with the acquisition, including stamp duty, will form part of the cost base or reduced cost base of the shares for capital gains tax purposes.
Capital gains tax
The Australian capital gains tax legislation is complex. If shareholders have acquired shares after 19 September 1985 they may be subject to capital gains tax on the disposal of those shares.
     Generally, disposal of shares held on capital account would give rise to a capital gain or loss. A capital gain arises when the proceeds on disposal are greater than the cost base of shares. A capital loss arises when the proceeds on sale are less than the cost base or reduced cost base. Where a capital gain arises on shares held for at least 12 months, individual, trust and superannuation fund shareholders may be eligible for a capital gains tax discount.
     Shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure.
US resident individuals
The following is a summary of the principal UK tax, Australian tax and US Federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares and Rio Tinto Limited shares ‘the Group’s ADSs and shares’ by a US holder as defined below. It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. Future changes in legislation may affect the tax consequences of the ownership of the Group’s ADSs and shares.
     It is based in part on representations by the Group’s depositary bank as Depositary for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreements will be performed in accordance with its terms.
     You are a US holder if you are a beneficial owner of the Group’s ADSs and shares and you are: a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s

170     Rio Tinto 2008 Annual report

administration and one or more United States persons are authorized to control all substantial decisions of the trust.
     This section applies to US holders only if shares or ADSs are held as capital assets for tax purposes. This section does not apply to shareholders who are members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns ten per cent or more of Rio Tinto’s voting stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.
     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on the convention between the United States of America and United Kingdom, and the convention between the United States of America and Australia which may affect the tax consequences of the ownership of the Group’s ADSs and shares. These laws and conventions are subject to change, possibly on a retroactive basis.
     US holders should consult their own tax adviser regarding the United States federal, state and local and foreign and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.
     For the purposes of the Conventions and of the US Internal Revenue Code of 1986, as amended, (the Code) US holders of ADSs are treated as the owners of the underlying shares.
     The summary describes the treatment applicable under the Conventions in force at the date of this report.
UK taxation of shareholdings in
Rio Tinto plc
Taxation of dividends
US holders do not suffer deductions of UK withholding tax on dividends paid by Rio Tinto plc. Dividends carry a tax credit equal to one ninth of the net dividend, or ten per cent of the net dividend plus the tax credit. The tax credit is not repayable to US holders.
Capital gains
A US holder will not normally be liable to UK tax on capital gains realised on the disposition of Rio Tinto plc ADSs or shares unless the holder carries on a trade, profession or vocation in the UK through a permanent establishment in the UK and the ADSs or shares have been used for the purposes of the trade, profession or vocation or are acquired, held or used for the purposes of such a permanent establishment.
Inheritance tax
Under the UK Estate Tax Treaty, a US holder, who is domiciled in the US and is not a national of the UK, will not be subject to UK inheritance tax upon the holder’s death or on a transfer during the holder’s lifetime unless the ADSs and shares form part of the business property of a permanent establishment in the UK or pertain to a fixed base situated in the UK used in the performance of independent personal services. In the exceptional case where ADSs or shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the UK Estate Tax Treaty generally provides for tax payments to be relieved in accordance with the priority rules set out in the Treaty.
Stamp duty and stamp duty reserve tax
Transfers of Rio Tinto plc ADSs will not be subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside, the UK.
     Purchases of Rio Tinto plc shares are subject either to stamp duty at a rate of 50 pence per £100 or to stamp duty reserve tax (SDRT) at a rate of 0.5 per cent. Conversions of Rio Tinto plc shares into Rio Tinto plc ADSs will be subject to additional SDRT at a rate of 1.5 per cent on all transfers to the Depositary or its nominee.
Australian taxation of shareholdings in
Rio Tinto Limited
Taxation of dividends
US holders are not normally liable to Australian withholding tax on dividends paid by Rio Tinto Limited because such dividends are normally fully franked under the Australian dividend imputation system, meaning that they are paid out of income that has borne Australian income tax. Any unfranked dividends would suffer Australian withholding tax which under the Australian income tax convention is limited to 15 per cent of the gross dividend.
Capital gains
US holders are not normally subject to any Australian tax on the disposal of Rio Tinto Limited ADSs or shares unless they have been used in carrying on a trade or business wholly or partly through a permanent establishment in Australia, or the gain is in the nature of income sourced in Australia.
Gift, estate and inheritance tax
Australia does not impose any gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder.
Stamp duty
An issue or transfer of Rio Tinto Limited shares does not require the payment of Australian stamp duty.
US Federal income tax
United States Internal Revenue Service
Circular 230 Notice
To ensure compliance with Internal Revenue
Service Circular 230, holders are hereby notified that, any discussion of US federal tax issues contained or referred to in this report or any document referred to herein is not intended or written to be used, and cannot be used by holders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code, such discussion is written for use in connection with the matters addressed herein, and holders should seek advice based on their particular circumstances from an independent tax adviser.
Dividends
Dividends on the Group’s ADSs and shares will generally be treated as dividend income for purposes of US Federal income tax. In the case of Rio Tinto Limited shares, the income will be the net dividend plus, in the event of a dividend being subject to withholding tax, the withholding tax.
     Dividend income will not be eligible for the dividends received deduction allowed to US corporations.
     Dividends paid by Qualified Foreign Corporations (QFCs) are subject to a maximum rate of income tax of 15 per cent. This maximum rate applies to taxable years beginning before 1 January 2009. Both Rio Tinto plc and Rio Tinto Limited expect to be QFCs throughout this period. To qualify for the 15 per cent maximum income tax rate on dividends the stock of the QFC must be held for more than 60 days during the 121 day period beginning on the date which is 60 days before the ex-dividend date.
EXCHANGE CONTROLS AND FOREIGN
INVESTMENT
Rio Tinto plc
There are no UK foreign exchange controls or other restrictions on the import or export of capital or on the payment of dividends to non resident holders of Rio Tinto plc shares or that affect the conduct of Rio Tinto plc’s operations. The Bank of England, however, administers financial sanctions against specified targets related to certain regimes.
     There are no restrictions under Rio Tinto plc’s memorandum and articles of association or under UK law that limit the right of non resident owners to hold or vote Rio Tinto plc shares.
Rio Tinto Limited
Under current Australian legislation, the Reserve Bank of Australia does not restrict the import and export of funds and no permission is required for the movement of funds into or out of Australia, except that restrictions apply to certain financial transactions relating to specified individuals and entities associated with certain regimes.
     The Department of Foreign Affairs and Trade has responsibility for the administration of restrictions relating to terrorists and their sponsors, and the former Iraqi regime.

Rio Tinto 2008 Annual report     171

Shareholder information continued

Rio Tinto Limited may be required to deduct withholding tax from foreign remittances of dividends, to the extent that they are unfranked, and from payments of interest.
     There are no restrictions under the constitution of Rio Tinto Limited that limit the right of non residents to hold or vote Rio Tinto Limited shares.
     However acquisitions of interests in shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (the Takeovers Act). The Takeovers Act applies to any acquisition of 15 per cent or more of the outstanding shares of an Australian company or to any transaction that results in one non resident, or a group of associated non residents, controlling 15 per cent or more of an Australian company. The Takeovers Act also applies to any transaction which results in a group of non associated non residents controlling 40 per cent or more of an Australian company. Persons who are proposing such acquisitions or transactions are required to notify the Treasurer of their intention. The Treasurer has the power to order divestment in cases where such acquisitions or transactions have already occurred. The Takeovers Act does not affect the rights of owners whose interests are held in compliance with the legislation.
DUAL LISTED COMPANIES STRUCTURE
In 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (the DLC merger) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. As a condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited to 39 per cent by the end of 2005. Consistent with the commitments made to the Australian Government in 1995, the Rio Tinto plc shareholding in Rio Tinto Limited has been reduced over time and it now stands at approximately 37.5 per cent.
     Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (the Sharing Agreement) through which each Company agreed to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis, to ensure that the boards of directors of each Company is the same, and to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.
     In order to achieve this third objective, the Sharing Agreement provided for the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and to each Rio Tinto Limited share to be fixed in an Equalisation Ratio which has remained unchanged at 1:1. The Sharing Agreement has provided for this ratio to be revised in special circumstances where, for example, certain modifications are made to the share capital of one Company, such as rights issues, bonus issues, share splits and share consolidations, but not to the share capital of the other. Outside these specified circumstances, the Equalisation Ratio can only be altered with the approval of shareholders under the Class Rights Action approval procedure described under Voting rights. In addition, any adjustments are required to be confirmed by the auditors.
     One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulatory review across multiple jurisdictions. Where these rules differ Rio Tinto, as a Group, aims to comply with the strictest applicable level.
     Consistent with the creation of a single combined enterprise under the DLC merger, directors of each Company act in the best interests of Rio Tinto as a whole. When matters may involve a conflict of interests between the shareholders of each Company they must be approved under the Class Rights Action approval procedure.
     To ensure that the boards of both Companies are identical, resolutions to appoint or remove directors must be put to shareholders of both as a joint electorate as Joint Decisions as described under Voting rights, and it is a requirement that a person can only be a director of one Company if that person is also a director of the other Company. So, for example, if a person was removed as a director of Rio Tinto plc, he or she would also cease to be a director of Rio Tinto Limited.
Dividend rights
The Sharing Agreement provides for dividends paid on Rio Tinto plc and Rio Tinto Limited shares to be equalised on a net cash basis, that is without taking into account any associated tax credits. Dividends are determined in US dollars and are then, except for ADR holders, translated and paid in sterling and Australian dollars. The Companies are also required to announce and pay their dividends and other distributions as close in time to each other as possible.
     In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend or the equalised capital distribution, it would be entitled to receive a top up payment from the other Company. The top up payment could be made as a dividend on the DLC Dividend Share, or by way of a contractual payment.
     If the payment of an equalised dividend would contravene the law applicable to one of the Companies, then they may depart from the Equalisation Ratio. However, should such a departure occur, then the relevant Company will put aside reserves to be held for payment on the relevant shares at a later date.
     Rio Tinto shareholders have no direct rights to enforce the dividend equalisation provisions of the Sharing Agreement.
     The DLC Dividend Share can also be utilised to provide the Group with flexibility for internal funds management by allowing dividends to be paid between the two parts of the Group. Such dividend payments are of no economic significance to the shareholders of either Company, as they will have no effect on the Group’s overall resources.
Voting rights
In principle, the Sharing Agreement provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both Companies in similar ways. These are referred to as Joint Decisions. Such Joint Decisions include the creation of new classes of share capital, the appointment or removal of directors and auditors and the receiving of annual financial statements. Joint Decisions are voted on a poll.
     The Sharing Agreement also provides for the protection of the public shareholders of each Company by treating the shares issued by each Company as if they were separate classes of shares issued by a single company. So decisions that do not affect the shareholders of both Companies equally require the separate approval of the shareholders of both Companies. Matters requiring this approval procedure are referred to as Class Rights Actions and are voted on a poll.
     Thus, the interests of the shareholders of each Company are protected against decisions which affect them and the shareholders in the other Company differently, by requiring their separate approval. For example, fundamental elements of the DLC merger cannot be changed unless approved by shareholders under the Class Rights Action approval procedure.
     Exceptions to these principles can arise in situations such as where legislation requires the separate approval of a decision by the appropriate majority of shareholders in one Company and where approval of the matter by shareholders of the other Company is not required.
     Where a matter has been expressly categorised as either a Joint Decision or a Class Rights Action, the directors do not have the power to change that categorisation. If a matter falls within both categories, it is treated as a Class Rights Action. In addition, the directors can determine that matters not expressly listed in either category should be put to shareholders for their approval under either procedure.
     To facilitate the joint voting arrangements each Company has entered into shareholder voting agreements. Each Company has issued a Special Voting Share

172     Rio Tinto 2008 Annual report

to a special purpose company held in trust by a common Trustee.
     Rio Tinto plc has issued its Special Voting Share (RTP Special Voting Share) to RTL Shareholder SVC and Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the public shareholders of one Company are voted at the parallel meeting of the other Company. The role of these special purpose companies in achieving this is described below.
     In exceptional circumstances, certain public shareholders of the Companies can be excluded from voting at the respective Company’s general meetings because they have acquired shares in one Company in excess of a given threshold without making an offer for all the shares in the other Company. If this should occur, the votes cast by these excluded shareholders will be disregarded.
     Following the Companies’ general meetings the overall results of the voting on Joint Decisions and the results of voting on separate decisions will be announced to the stock exchanges, published on the Rio Tinto website and advertised in the Financial Times and The Australian newspapers.
Rio Tinto plc
At a Rio Tinto plc shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto plc share will carry one vote and the holder of its Special Voting Share will have one vote for each vote cast by the public shareholders of Rio Tinto Limited. The holder of the Special Voting Share is required to vote strictly and only in accordance with the votes cast by public shareholders for and against the equivalent resolution at the parallel Rio Tinto Limited shareholders’ meeting.
     The holders of Rio Tinto Limited ordinary shares do not actually hold any voting shares in Rio Tinto plc by virtue of their holding in Rio Tinto Limited and cannot enforce the voting arrangements relating to the Special Voting Share.
Rio Tinto Limited
At a Rio Tinto Limited shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto Limited share will carry one vote and, together with the Rio Tinto Limited ordinary shares held by Tinto Holdings Australia, the holder of its Special Voting Share will carry one vote for each vote cast by the public shareholders of Rio Tinto plc in their parallel meeting. Tinto Holdings Australia and the holder of the Special Voting Share are required to vote strictly, and only, in accordance with the votes cast for and against the equivalent resolution at the parallel Rio Tinto plc shareholders’ meeting.
     The holders of Rio Tinto plc ordinary shares do not actually hold any voting shares in Rio Tinto Limited by virtue of their holding in Rio Tinto plc and cannot enforce the voting arrangements relating to the Special Voting Share.
Capital distribution rights
If either of the Companies goes into liquidation, the Sharing Agreement provides for a valuation to be made of the surplus assets of both Companies. If the surplus assets available for distribution by one Company on each of the shares held by its public shareholders exceed the surplus assets available for distribution by the other Company on each of the shares held by its public shareholders, then an equalising payment between the two Companies shall be made, to the extent permitted by applicable law, such that the amount available for distribution on each share held by public shareholders of each Company conforms to the Equalisation Ratio. The objective is to ensure that the public shareholders of both Companies have equivalent rights to the assets of the combined Group on a per share basis, taking account of the Equalisation Ratio.
     The Sharing Agreement does not grant any enforceable rights to the shareholders of either Company upon liquidation of a Company.
Limitations on ownership of shares and
merger obligations
The laws and regulations of the UK and Australia impose restrictions and obligations on persons who control interests in public quoted companies in excess of defined thresholds that, under certain circumstances, include obligations to make a public offer for all of the outstanding issued shares of the relevant company. The threshold applicable to Rio Tinto plc under UK law and regulations is 30 per cent and to Rio Tinto Limited under Australian law and regulations is 20 per cent.
     As part of the DLC merger, the memorandum and articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited were amended with the intention of extending these laws and regulations to the combined enterprise and, in particular, to ensure that a person cannot exercise control over one Company without having made offers to the public shareholders of both Companies. It is consistent with the creation of the single economic enterprise and the equal treatment of the two sets of shareholders, that these laws and regulations should operate in this way. The articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited impose restrictions on any person who controls, directly or indirectly, 20 per cent or more of the votes on a Joint Decision. If, however, such a person only has an interest in either Rio Tinto Limited or Rio Tinto plc, then the restrictions will only apply if they control, directly or indirectly, 30 per cent or more of the votes at that Company’s general meetings.
If one of the thresholds specified above is breached then, subject to certain limited exceptions and notification by the relevant Company, such persons may not attend or vote at general meetings of the relevant Company, may not receive dividends or other distributions from the relevant Company, and may be divested of their interest by the directors of the relevant Company. These restrictions will continue to apply until such persons have either made a public offer for all of the publicly held shares of the other Company, or have reduced their controlling interest below the thresholds specified, or have acquired through a permitted means at least 50 per cent of the voting rights of all the shares held by the public shareholders of each Company.
     These provisions are designed to ensure that offers for the publicly held shares of both Companies would be required to avoid the restrictions set out above, even if the interests which breach the thresholds are only held in one of the Companies. The directors do not have the discretion to exempt a person from the operation of these rules.
     Under the Sharing Agreement, the Companies agree to cooperate to enforce the restrictions contained in their articles of association and constitution and also agree that no member of the Rio Tinto Group shall accept a third party offer for Rio Tinto Limited shares unless such acceptance is approved by a Joint Decision of the public shareholders of both Companies.
Guarantees
In 1995, each Company entered into a Deed Poll Guarantee in favour of creditors of the other Company. Pursuant to the Deed Poll Guarantees, each Company guaranteed the contractual obligations of the other Company and the obligations of other persons which are guaranteed by the other Company, subject to certain limited exceptions. Beneficiaries under the Deed Poll Guarantees may make demand upon the guarantor thereunder without first having recourse to the Company or persons whose obligations are being guaranteed. The obligations of the guarantor under each Deed Poll Guarantee expire upon termination of the Sharing Agreement and under other limited circumstances, but only in respect of obligations arising after such termination and, in the case of other limited circumstances, the publication and expiry of due notice. The shareholders of the Companies cannot enforce the provision of the Deed Poll Guarantees.
SUPPLEMENTARY INFORMATION
General shareholder enquiries
Computershare Investor Services PLC and Computershare Investor Services Pty Limited are the share registrars for Rio Tinto plc and Rio Tinto Limited, respectively. All enquiries and correspondence concerning shareholdings, other than shares held in

Rio Tinto 2008 Annual report     173

Shareholder information continued

ADR form, should be directed to the respective registrar. Their addresses and telephone numbers are given under Useful addresses on page 180. Shareholders should notify Computershare promptly in writing of any change of address.
     Enquiries concerning Rio Tinto plc and Rio Tinto Limited shares held in ADR form should be directed to JPMorgan Chase Bank NA whose address and telephone number are also given under Useful addresses.
     Shareholders can obtain details about their own shareholding on the internet. Full details, including how to gain secure access to this personalised enquiry facility, are available from Computershare.
     Website: www.computershare.com
Consolidation of share certificates
If a certificated shareholding in Rio Tinto plc is represented by several individual share certificates, they can be replaced by one consolidated certificate. There is no charge for this service. Share certificates should be sent to Computershare together with a letter of instruction.
Share certificates – name change
Share certificates in the name of The RTZ Corporation PLC remain valid notwithstanding the name change to Rio Tinto plc in 1997.
Share warrants to bearer
All outstanding share warrants to bearer of Rio Tinto plc have been converted into registered ordinary shares under the terms of a Scheme of Arrangement sanctioned by the Court in 2001. Holders of any outstanding share warrants to bearer should contact the company secretary of Rio Tinto plc for an application form in order to obtain their rights to registered ordinary shares.
Former Alcan Inc. Shareholders
Former Alcan Inc. shareholders who have not tendered their Alcan shares to the Rio Tinto offer of US$101.00 per Common share are still entitled to claim their funds by sending a letter of transmittal together with their stock certificate to Computershare Investor Services Inc., whose details are given under Useful addresses. A copy of the letter of transmittal can be downloaded from the Rio Tinto website. www.riotinto.com/shareholders/
12365_registrars_12572.asp
Low cost share dealing service
Stocktrade operates the Rio Tinto Low Cost Share Dealing Service which provides a simple telephone facility for buying and selling Rio Tinto plc shares. Basic commission is 0.5 per cent up to £10,000, reducing to 0.2 per cent thereafter, subject to a minimum commission of £15. Further information is available from Stocktrade, a division of Brewin Dolphin Securities, which is authorised and regulated by the Financial Services Authority. Their details are given under Useful addresses.
Individual Savings Account (ISA)
Stocktrade offers UK residents the opportunity to hold Rio Tinto plc shares in an ISA. Existing PEPs or ISAs may also be transferred to Stocktrade. Further information can be obtained from Stocktrade whose details are given under Useful addresses.
Corporate nominee service
Computershare in conjunction with Rio Tinto plc, have introduced a corporate nominee service for private individuals. Further information can be obtained from Computershare.
Publication of financial statements
Shareholders wishing to receive the Annual report and Full financial statements and/or the Annual report and Full financial statements in electronic rather than paper form should register their instruction on the Computershare website.
eTree
Rio Tinto is a founding member of eTree™ an environmental and global Computershare initiative. It is an incentive programme designed to inspire shareholders to switch to using electronic communications, rather than paper, whilst also making a valuable contribution to the environment. Computershare’s UK eTree™ team have partnered with the Woodland Trust, the UK’s leading woodland conservation charity dedicated to the protection of our native woodland heritage. In Australia they have partnered with Landcare. Landcare is a uniquely Australian partnership between the community, government and business to ‘do something practical’ about protecting and repairing our environment.
     Websites: www.etree.com.au / www.etreeuk.com
Investor Centre
Investor Centre is Rio Tinto’s free, secure, self-service website, where you can manage your shareholdings online, 24 hours a day at your own convenience. The website enables you to:
•	View your share balance

•	Change your address

•	View payment and tax information

•	Update payment instructions
In addition shareholders who register their email address on Investor Centre, can be notified electronically of events such as annual general meetings, and can receive shareholder communications such as the annual report or notice of meeting electronically online. The service aims to be more convenient and better for the environment.
(UK only)
To find out more about Investor Centre, go to www.investorcentre.co.uk/riotinto
(AU only)
To find out more about Investor Centre, go to www.computershare.com.au
Unsolicited mail and telephone calls
Rio Tinto is aware that some shareholders have had occasion to complain that outside organisations have used information obtained from the Companies’ share registers for their own purposes. Rio Tinto, like other companies, cannot by law refuse to supply such information provided that the organisation concerned pays the appropriate statutory fee.
     Shareholders in the UK, who wish to reduce the amount of unsolicited mail and telephone calls they receive, should register with The Mailing Preference Service and The Telephone Preference Service whose details are set out on page 181.
Rio Tinto on the web
Rio Tinto maintains a substantial amount of information on its website, including this and previous annual reports, many other publications and links to Group company websites.
     It is the responsibility of the directors to ensure that processes are in place to maintain information and preserve the integrity of the Rio Tinto website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
     Website: www.riotinto.com
General enquiries
If you require general information about the Group please contact questions@riotinto.com. For all other enquiries please contact the relevant company secretary or share registrar.
Publications
The following publications are on the website but hardcopies can be obtained free of charge on request from the company secretaries:
2008 Annual report
2008 Full financial statements
2008 Summary financial statements
2008 Parent entity financial statements for Rio Tinto Limited
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders
Copies of the 2008 annual reports for the following listed Rio Tinto Group companies are available on those companies’ websites or on request:
Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited

174     Rio Tinto 2008 Annual report

Rio Tinto share ownership

SUBSTANTIAL SHAREHOLDERS
Under the UK Disclosure and Transparency Rules and the Australian Corporations Act, any shareholder of Rio Tinto plc with voting rights of three per cent or more or any person with voting power of five per cent or more in Rio Tinto Limited, is required to provide the companies with notice. Excluding the interest held by Tinto
Holdings Australia Pty Limited in Rio Tinto Limited, the shareholders who have provided such, or an equivalent, notice are:

Rio Tinto plc	Date of	Number of	Percentage
	notice	shares	of issued
			share capital

Barclays PLC	12 Jul 2006	42,129,019	4.02
The Capital Group Companies, Inc	13 Jun 2006	41,031,494	3.90
Legal & General plc	6 Nov 2008	45,879,555	4.59
AXA S.A.	29 Jan 2008	48,493,873	4.86
Shining Prospect Pte. Ltd	2 Feb 2008	119,705,134	12.00

Rio Tinto Limited	Date of	Number of	Percentage
	notice	shares[1]	of issued
share capital

Shining Prospect Pte. Ltd[1]	4 Feb 2008	–	–

Notes

1.	Shining Prospect Pte. Ltd, a Singapore based entity owned by Chinalco (Aluminum Corporation of China) acquired 119,705,134 Rio Tinto plc shares on 1 February 2008. Through the operation of Corporations Act as modified, this gives these entities and their associates voting power of 9.32 per cent in the Rio Tinto Group on a joint decision matter, making them substantial shareholders of Rio Tinto Limited as well as of Rio Tinto plc. As a result of the proposed arrangements between Rio Tinto and Chinalco announced to the Australian Securities Exchange on 12 February 2009, Rio Tinto and Chinalco have become associates in relation to Rio Tinto Limited, giving (by reason of that association) Rio Tinto the same voting power in Rio Tinto Limited as Chinalco and Chinalco the same voting power as Tinto Holdings Australia Pty Limited in Rio Tinto Limited and in the Rio Tinto

Group on a joint decision matter. Tinto Holdings Australia Pty Limited may only vote its shares in Rio Tinto Limited to give effect to the DLC voting arrangements.

2.	As far as it is known, Rio Tinto is not directly or indirectly owned or controlled by another corporation or by any government.

3.	Rio Tinto is not aware of any arrangement which may result in a change of control.

ANALYSIS OF ORDINARY SHAREHOLDERS
As at 19 February 2009

Rio Tinto plc					Rio Tinto Limited
	No of	%	Shares	%	No of	%	Shares	%
	accounts				accounts

1 to 1,000 shares	39,077	75.46	13,640,724	1.36	130,453	86.64	36,635,723	8.02
1,001 to 5,000 shares	10,255	19.80	20,397,624	2.03	17,998	11.96	35,180,677	7.70
5,001 to 10,000 shares	899	1.74	6,214,412	0.62	1,341	0.89	9,283,376	2.03
10,001 to 25,000 shares	493	0.95	7,794,270	0.77	497	0.33	7,298,795	1.60
25,001 to 125,000 shares	527	1.02	31,547,384	3.14	185	0.12	9,095,291	1.99
125,001 to 250,000 shares	195	0.38	35,830,940	3.57	26	0.02	5,093,815	1.12
250,001 to 1,250,000 shares	233	0.45	129,480,783	12.89	30	0.02	15,860,311	3.47
1,250,001 to 2,500,000	39	0.07	72,279,849	7.20	8	0.01	14,004,688	3.07
2,500,001 and over	66	0.13	603,570,463	60.10	9	0.01	153,290,747	33.56
ADRs	1	0.00	77,626,696	7.73	–	–	–	–

Publicly held shares	51,785	100	998,383,145	99.41	150,547	100	285,743,423	62.56
Shares held in treasury			5,909,625	0.59
Tinto Holdings Australia Pty Limited							171,072,520	37.44

			1,004,292,770	100.00		100	456,815,943	100.00

Number of holdings less than marketable parcel of A$500					3,704
TWENTY LARGEST REGISTERED
SHAREHOLDERS
In accordance with the ASX Listing Rules, below are the names of the twenty largest registered holders of Rio Tinto Limited shares and the number of shares and the percentage of issued capital each holds:

Rio Tinto Limited		Number of	Percentage
		shares	of issued
			share capital

1	Tinto Holdings Australia Pty Limited	171,072,520	37.45
2	HSBC Custody Nominees (Australia) Limited	46,263,986	10.13
3	JP Morgan Nominees Australia Limited	37,373,057	8.18
4	National Nominees Limited	36,202,167	7.92
5	Citicorp Nominees Pty Limited	12,459,706	2.73
6	ANZ Nominees Limited	10,439,746	2.29
7	Cogent Nominees Pty Limited	4,299,250	0.94
8	AMP Life Limited	3,709,428	0.81
9	UBS Wealth Management Australia Nominees Pty Ltd	2,543,407	0.56
10	Australian Foundation Investment Company Limited	2,443,414	0.53

Notes

		Number of	Percentage
		shares	of issued
			share capital

11	HSBC Custody Nominees (Australia) Limited	2,324,119	0.51
12	UBS Nominees Pty Ltd	1,668,691	0.37
13	Citicorp Nominees Pty Limited	1,605,251	0.35
14	Argo Investments Limited	1,569,534	0.34
15	HSBC Custody Nominees (Australia) Limited	1,548,425	0.34
16	Queensland Investment Corporation	1,513,631	0.33
17	NewEconomy Com Au Nominees Pty Limited	1,331,623	0.29
18	Perpetual Trustee Company Limited	1,235,639	0.27
19	Tasman Asset Management Ltd	1,048,696	0.23
20	RBC Dexia Investor Services Australia Nominees Pty Limited	1,004,585	0.22

		341,656,605	74.79

1.	Tinto Holdings Australia Pty Limited is a wholly owned subsidiary of Rio Tinto plc.

2.	Other large registered shareholders are nominees who hold securities on behalf of beneficial shareholders.

Rio Tinto 2008 Annual report     175

Definitions and exchange rates

NON MINING DEFINITIONS
Throughout this document, the collective expressions Rio Tinto, Rio Tinto Group and Group are used for convenience only. Depending on the context in which they are used, they mean Rio Tinto plc and/or Rio Tinto Limited and/or one or more of the and/or Rio Tinto Limited directly or
indirectly own investments, all of which
are separate and distinct legal entities.
     Unless the context indicates otherwise,
the following terms have the meanings shown below:
individual companies in which Rio Tinto plc

ADR	American Depositary Receipt evidencing American Depositary Shares (ADS).

Australian dollars	Australian currency. Abbreviates to A$

Australian GAAP	Generally accepted accounting principles in Australia.

AIFRS	International Financial Reporting Standards as adopted in Australia.

Billion	One thousand million.

Canadian dollars	Canadian currency. Abbreviates to C$

Company/Companies	Rio Tinto plc and/or Rio Tinto Limited, as the context so requires.

DLC merger	Dual listed companies merger (1995).

EU IFRS	International Financial Reporting Standards as adopted by the European Union.

IASB	International Accounting Standards Board

IFRS	International Financial Reporting Standards.

LBMA	London Bullion Market Association.

LME	London Metal Exchange.

Pounds sterling	UK currency. Abbreviates to £, pence or p.

Public shareholders	The holders of Rio Tinto plc shares that are not companies in the Rio Tinto Limited Group and the holders of Rio Tinto Limited shares that are not companies in the Rio Tinto plc Group.

Rand	South African currency. Abbreviates to R.

Rio Tinto Limited	Rio Tinto Limited, and, where the context permits, its subsidiaries and associated companies.

Rio Tinto Limited Group	Rio Tinto Limited and its subsidiaries and associated companies.

Rio Tinto Limited shareholders	The holders of Rio Tinto Limited shares.

Rio Tinto Limited share	The ordinary shares in Rio Tinto Limited.

Rio Tinto Limited/RTL	The DLC Dividend Share in Rio Tinto Limited.
DLC Dividend Share

Rio Tinto Limited/RTL	The Special Voting Share in Rio Tinto Limited.
Special Voting Share

Rio Tinto plc	Rio Tinto plc and its subsidiaries and associated companies.

Rio Tinto plc ADS	An American Depositary Share representing the right to receive four Rio Tinto plc ordinary shares.

Rio Tinto plc Group	Rio Tinto plc and its subsidiaries and associated companies.

Rio Tinto plc ordinary shares	The ordinary shares of 10p each in Rio Tinto plc.

Rio Tinto plc shareholders	The holders of Rio Tinto plc shares.

Rio Tinto plc shares	Rio Tinto plc ordinary shares.

176     Rio Tinto 2008 Annual report

Rio Tinto plc/RTP DLC Dividend Share	The DLC Dividend Share of 10p in Rio Tinto plc.

Rio Tinto plc/RTP Special Voting Share	The Special Voting Share of 10p in Rio Tinto plc.

Share/shares	Rio Tinto Limited shares or Rio Tinto plc ordinary shares, as the context requires.

Sharing Agreement	The agreement, dated 21 December 1995, as amended between Rio Tinto Limited and Rio Tinto plc relating to the regulation of the relationship between Rio Tinto Limited and Rio Tinto plc following the DLC merger.

US dollars	United States currency. Abbreviates to dollars, $ or US$ and US cents or USc.

US GAAP	Generally accepted accounting principles in the United States.

MINING AND TECHNICAL DEFINITIONS

Alumina	Aluminium oxide. It is extracted from bauxite in a chemical refining process and is subsequently the principal raw material in the electro-chemical process by which aluminium is produced.

Anode and cathode copper	At the final stage of the smelting of copper concentrates, the copper is cast into specially shaped slabs called anodes for subsequent refining to produce refined cathode copper.

Bauxite	Mainly hydrated aluminium oxides (Al2O3.2H2O). Principal ore of alumina, the raw material from which aluminium is made.

Bioleaching	The deliberate use of bacteria to speed the chemical release of metals from ores.

Block caving	An underground bulk mining method. It involves undercutting the orebody to induce ore fracture and collapse by gravity. The broken ore is recovered through draw points below.

Borates	A generic term for mineral compounds which contain boron and oxygen.

Cathode copper	Refined copper produced by electrolytic refining of impure copper or by electro-winning.

Classification	Separating crushed and ground ore into portions of different size particles.

Coking coal	By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process. Also known as metallurgical coal.

Concentrate	The product of a physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.

Cutoff grade	The lowest grade of mineralised material considered economic to process. It is used in the calculation of the quantity of ore present in a given deposit.

Flotation	A method of separating finely ground minerals using a froth created in water by specific reagents. In the flotation process certain mineral particles are induced to float by becoming attached to bubbles of froth whereas others, usually unwanted, sink.

Grade	The proportion of metal or mineral present in ore, or any other host material, expressed in this document as per cent, grams per tonne or ounces per ton.

Head grade	The average grade of ore delivered to the mill.

Ilmenite	Mineral composed of iron, titanium and oxygen.

Metallurgical coal	By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process. Also known as coking coal.

Mineral resource	A concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Rio Tinto 2008 Annual report     177

Definitions and exchange rates continued

Ore	A rock from which a metal(s) or mineral(s) can be economically and legally extracted.

Ore milled Ore reserve	The quantity of ore processed.

The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the materials are mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

Rock mined	The quantity of ore and waste rock excavated from the mine. In this document, the term is only applied to surface mining operations.

Rutile	A mineral composed of titanium and oxygen (TiO2).

Stripping ratio	The tonnes of waste material which must be removed to allow the mining of one tonne of ore.

Solvent extraction and electrowinning (SX-EW)	Processes for extracting metal from an ore and producing pure metal. First the metal is leached into solution; the resulting solution is then purified in the solvent extraction process; the solution is then treated in an electro-chemical process (electro-winning) to recover cathode copper.

Tailing	The rock wastes which are rejected from a concentrating process after the recoverable valuable minerals have been extracted.

Titanium dioxide feedstock	A feedstock rich in titanium dioxide, produced, in Rio Tinto’s case, by smelting ores containing titanium minerals.

Zircon	Zirconium mineral (ZrSiO4).

Conversion of weights and measures
1 troy ounce = 31.1 grams	1 short ton = 2,000 pounds
1 kilogram = 32.15 troy ounces	1 long ton = 2,240 pounds
1 kilogram = 2.2046 pounds	1 gram per metric tonne = 0.02917 troy ounces per short ton
1 metric tonne = 1,000 kilograms	1 gram per metric tonne = 0.03215 troy ounces per metric tonne
1 metric tonne = 2,204.6 pounds	1 kilometre = 0.6214 miles
1 metric tonne = 1.1023 short tons

Exchange rates
The following tables show, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1.00 and per A$1.00.

Pounds sterling					Australian dollars
Year ended 31 December*	Period	Average	High	Low	Year ended 31 December*	Period	Average	High	Low
	end	rate				end	rate

2008	1.44	1.86	2.03	1.44	2008	0.698	0.852	0.983	0.607

2007	1.99	2.00	2.11	1.92	2007	0.878	0.839	0.937	0.772
2006	1.96	1.84	1.98	1.72	2006	0.788	0.753	0.791	0.706
2005	1.73	1.82	1.93	1.71	2005	0.734	0.763	0.799	0.727
2004	1.93	1.83	1.95	1.76	2004	0.783	0.737	0.798	0.686

* The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements as of such date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

178     Rio Tinto 2008 Annual report

Financial calendar

15 January 2009	Fourth quarter 2008 operations review

12 February 2009	Announcement of results for 2008

18 February 2009	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2008 final dividend

20 February 2009	Record date for 2008 final dividend for Rio Tinto plc shares and ADRs

24 February 2009	Record date for 2008 final dividend for Rio Tinto Limited shares

18 March 2009	Plan notice date for election under the dividend reinvestment plan for the 2008 final dividend

8 April 2009	Payment date for 2008 final dividend to holders of Ordinary shares

9 April 2009	Payment date for 2008 final dividend for holders of Rio Tinto plc ADRs

15 April 2009	Annual general meeting for Rio Tinto plc

16 April 2009	First quarter 2009 operations review

20 April 2009	Annual general meeting for Rio Tinto Limited

16 July 2009	Second quarter 2009 operations review

25 August 2009	Announcement of half year results for 2009

2 September 2009	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2009 interim dividend

4 September 2009	Record date for 2009 interim dividend for Rio Tinto plc shares and ADRs

8 September 2009	Record date for 2009 interim dividend for Rio Tinto Limited shares

10 September 2009	Plan notice date for election under the dividend reinvestment plan for the 2009 interim dividend

1 October 2009	Payment date for 2009 interim dividend to holders of Ordinary shares

2 October 2009	Payment date for 2009 interim dividend for holders of Rio Tinto plc ADRs

14 October 2009	Third quarter 2009 operations review

January 2010	Fourth quarter 2009 operations review

February 2010	Announcement of results for 2009
Rio Tinto 2008 Annual report     179

Useful addresses
REGISTERED OFFICES
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
Registered in England No. 719885
Telephone: +44 (0) 20 7781 2000
Facsimile: +44 (0) 20 7781 1800
Website: www.riotinto.com
Rio Tinto Limited
Level 33
120 Collins Street
Melbourne
Victoria 3000
ACN 004 458 404
Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com
SHAREHOLDERS
Please contact the respective registrar if you
have any queries about your shareholding.
Rio Tinto plc
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
Telephone: +44 (0) 870 703 6364
Facsimile: +44 (0) 870 703 6119
UK residents only, Freephone: 0800 435021
Website: www.computershare.com
Investor Centre
To find out more about Investor Centre, go to
www.investorcentre.co.uk/riotinto
Low cost share dealing service &
Individual Savings Account (ISA)
(for Rio Tinto plc shareholders only)
Stocktrade
81 George Street
Edinburgh
EH2 3ES
Low cost share dealing service
Telephone: +44 (0) 131 240 0101
UK residents only: 0845 840 1532
Website: www.stocktrade.co.uk
Individual Savings Account (ISA)
Telephone: +44 (0) 131 240 0623
Website: www.stocktrade.co.uk
Unsolicited mail and telephone calls
The Mailing Preference Service
FREEPOST 29 LON20771
London W1E 0ZT
Telephone: 0845 703 4599
Website: www.mpsonline.org.uk
The Telephone Preference Service
3rd Floor
DMA House
70 Margaret Street
London W1W 8SS
Telephone: 0845 070 0707
Website: www.tpsonline.org.uk
Holders of Rio Tinto American
Depositary Receipts (ADRs)
Please contact the ADR administrator if you
have any queries about your ADRs
ADR administrator
JPMorgan Chase Bank NA
JPMorgan Service Center
P O Box 3408
South Hackensack
NJ 07606 3408
Telephone: +1 (201) 680 6630
US residents only toll free: (800) 990 1135
Website: www.adr.com/shareholder
e-mail: adr@jpmorgan.com
US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York, NY 10119
Telephone: +1 212 994 9044
Website: www.makinson-cowell.com
Rio Tinto Limited
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne
Victoria 3001
Telephone: +61 (0) 3 9415 4000
Facsimile: +61 (0) 3 9473 2500
Australia residents only, toll free: 1800 813 292
New Zealand residents only, toll free: 0800 450 740
Website: www.computershare.com
Investor Centre
To find out more about Investor Centre go to
www.computershare.com.au
Former Alcan Inc. Shareholders
Computershare Investor Services Inc.
9th Floor
100 University Avenue
Toronto
Ontario
M5J 2Y1
Canada
Telephone: +1 514 982 7555
North American residents only, toll free (866) 624 1341

180     Rio Tinto 2008 Annual report

Designed by Tor Pettersen & Partners
Printed in England by Park Communications on FSC certified paper.
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© Rio Tinto plc and Rio Tinto Limited.

Annual report 2008